    As filed with the Securities and Exchange Commission on October 9, 2001
                                                                Registration No.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                               -----------------
                              GLOBAL SPORTS, INC.
            (Exact name of registrant as specified in its charter)

                               -----------------

           Delaware                         5941                 04-2958132
(State or other jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

                               -----------------
                               1075 First Avenue
                        King of Prussia, PA 19406-1309
                                (610) 265-3229
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               -----------------
                               Arthur H. Miller
                 Executive Vice President and General Counsel
                              GLOBAL SPORTS, INC.
                               1075 First Avenue
                        King of Prussia, PA 19406-1309
                                (610) 265-3229
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------
                                  Copies to:

           David A. Lipkin, Esq.         Anthony M. Allen, Esq.
            Jaimee R. King, Esq.        Catherine L. Dawson, Esq.
             COOLEY GODWARD LLP    GUNDERSON DETTMER STOUGH VILLENEUVE
           Five Palo Alto Square        FRANKLIN & HACHIGIAN, LLP
            3000 El Camino Real        2700 Via Fortuna, Suite 300
          Palo Alto, CA 94306-2155        Austin, TX 78746-7996
          Telephone (650) 843-5000      Telephone (512) 732-8400

                               -----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and upon consummation of the merger described herein.

                               -----------------
   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _____________
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _____________

                               -----------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                       Proposed Maximum  Proposed Maximum
        Title of Each Class of          Amount to be  Offering Price Per     Aggregate          Amount of
      Securities to be Registered       Registered(1)      Share(2)      Offering Price(2) Registration Fee(2)
---------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share    511,914         $11.195         $5,730,877.23        $1,432.72
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) This Registration Statement relates to common stock, par value $0.01 per share, of Global Sports, Inc. issuable to holders of common stock, par value $0.001 per share, of Ashford.com, Inc. in the proposed merger of Ruby Acquisition Corp., a wholly owned subsidiary of Global Sports, Inc., with and into Ashford.com, Inc. The amount of Global Sports, Inc. common stock to be registered has been determined by multiplying the exchange ratio (0.0076 of a share of Global Sports, Inc. common stock for each share of Ashford.com, Inc. common stock) by 67,357,142 shares, the maximum aggregate number of shares of Ashford.com, Inc. common stock that would be outstanding prior to the merger, assuming the exercise of all outstanding Ashford.com, Inc. options and warrants (whether or not currently exercisable).
(2) The registration fee was calculated pursuant to Rule 457(f) as 0.00025 multiplied by $11.195 (the average of the high and low prices of Global Sports, Inc. common stock on the Nasdaq National Market on October 2,
    2001), multiplied by 511,914 shares.

                               -----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) under the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

================================================================================

[LOGO] Ashford.com

To the Stockholders of Ashford.com, Inc.:

   You are cordially invited to attend a special meeting of Ashford
stockholders, to be held on [      ], 2001 at [  a.m.], local time at the
Renaissance Hotel, 6 Greenway Plaza East, Suite 1809, Houston, Texas 77046.

   At the special meeting of Ashford stockholders, you will be asked to consider and vote upon a proposal to adopt a merger agreement among Ashford, Global Sports, Inc. and Ruby Acquisition Corp., a wholly owned subsidiary of Global Sports. If the merger agreement is adopted by the stockholders of Ashford and the other conditions to the transaction are satisfied or waived, Ruby Acquisition Corp. will merge with and into Ashford, Ashford will become a wholly owned subsidiary of Global Sports and each outstanding share of Ashford common stock will be converted into the right to receive a combination of cash in the amount of $0.125 and 0.0076 of a share of Global Sports common stock, with cash in lieu of any fractional shares. Global Sports common stock is listed on the Nasdaq National Market under the symbol "GSPT," and closed at $
per share on [       ], 2001.

   Immediately after the merger, based on the respective numbers of shares of
common stock of Global Sports and Ashford outstanding on [       ], 2001,
former stockholders of Ashford will own approximately [ ]% of the outstanding shares of Global Sports common stock.

   You may vote at the special meeting if you owned shares of Ashford common
stock as of the close of business on [       ], 2001, the record date for the
special meeting of Ashford stockholders.

   After careful consideration, Ashford's board of directors has determined that the proposed transaction with Global Sports is in the best interests of the stockholders of Ashford and that the merger agreement and the merger are advisable and fair to Ashford and its stockholders. Therefore, Ashford's board of directors recommends that Ashford stockholders vote FOR adoption of the merger agreement.

   The prospectus/proxy statement attached to this letter provides you with detailed information about Global Sports, Ashford and the proposed merger. In addition, you may obtain other information about Global Sports and Ashford from documents filed with the Securities and Exchange Commission. We encourage you to read the entire prospectus/proxy statement carefully. In particular, you should carefully consider the discussion in the section entitled "Risk Factors" beginning on page 16.

   Your vote is very important. Whether or not you plan to attend the special meeting, if you are a holder of Ashford common stock, please take the time to vote by completing and mailing the enclosed proxy card to us as described in the instructions accompanying the enclosed proxy card.

                                          David Gow
                                          Chief Executive Officer
                                          Ashford.com, Inc.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or the Global Sports common stock to be issued in the merger or determined whether the prospectus/proxy statement is accurate or adequate. Any representation to the contrary is a criminal offense.

   The prospectus/proxy statement is dated [   ], 2001, and is first being
mailed to Ashford stockholders on or about [   ], 2001.

   The prospectus/proxy statement does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by the prospectus/proxy statement, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

[LOGO] Ashford.com

3800 Buffalo Speedway, Suite 400
Houston, TX 77098
(713) 369-1300

NOTICE OF SPECIAL MEETING OF ASHFORD STOCKHOLDERS TO BE HELD ON [       ], 2001

To the Stockholders of Ashford.com, Inc.:

   A special meeting of stockholders of Ashford.com, Inc., a Delaware
corporation, will be held on [   ], 2001 at [   a.m.], local time, at the
Renaissance Hotel, 6 Greenway Plaza East, Suite 1809, Houston, Texas 77046, for the purpose of considering and voting upon a proposal to adopt the Agreement and Plan of Merger and Reorganization dated as of September 13, 2001, by and among Global Sports, Inc., a Delaware corporation, Ruby Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Global Sports, and Ashford, pursuant to which, among other things, Ruby Acquisition Corp. will merge with and into Ashford, Ashford will survive the merger as a wholly owned subsidiary of Global Sports and holders of outstanding shares of Ashford common stock will become entitled to receive a combination of $0.125 in cash and
0.0076 of a share of Global Sports common stock for each share of Ashford common stock they hold.

   Ashford's board of directors has fixed [       ], 2001 as the record date
for the determination of stockholders entitled to notice of, and to vote at, the special meeting of Ashford stockholders and any adjournment or postponement thereof. Only holders of record of shares of Ashford common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting of Ashford stockholders. At the close of business on the record
date, Ashford had outstanding and entitled to vote [   ] shares of common
stock. Ashford stockholders are not entitled to appraisal rights in connection with the merger.

   Ashford's board of directors has determined that the merger agreement and the merger are advisable and fair to, and in the best interests of, Ashford and its stockholders and recommends that you vote FOR adoption of the merger agreement.

   YOUR VOTE IS IMPORTANT. The affirmative vote of the holders of a majority of the outstanding shares of Ashford common stock as of the record date is required for adoption of the merger agreement. Even if you plan to attend the special meeting in person, we request that you sign and return the enclosed proxy card as described in the prospectus/proxy statement and in accordance with the instructions accompanying the proxy card, thus ensuring that your shares will be represented at the special meeting. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote FOR adoption of the merger agreement. If you fail to return your proxy card, it will have the same effect as voting AGAINST the adoption of the merger agreement. If you do attend the special meeting of Ashford stockholders and wish to vote in person, you may withdraw your proxy and vote in person.

                                          By Order of the Board of Directors,

                                          [signature]

                                          David Gow
                                          Chief Executive Officer
                                          Ashford.com, Inc.

Houston, Texas
[       ], 2001

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER................................................. iv
SUMMARY................................................................................  1
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND DATA...................................  6
GLOBAL SPORTS, INC. SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION.............  8
ASHFORD.COM, INC. SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION............... 10
SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
  INFORMATION.......................................................................... 12
COMPARATIVE PER SHARE DATA............................................................. 14
RISK FACTORS........................................................................... 16
   Risks Relating to the Merger........................................................ 16
   Risks Relating to Global Sports..................................................... 18
   Risks Relating to Ashford........................................................... 30
THE SPECIAL MEETING OF ASHFORD STOCKHOLDERS............................................ 41
   General............................................................................. 41
   Date, Time and Place................................................................ 41
   Matters to be Considered at the Special Meeting of Ashford Stockholders............. 41
   Record Date......................................................................... 41
   Voting of Proxies................................................................... 41
   Votes Required...................................................................... 42
   Quorum; Abstentions and Broker Non-Votes............................................ 42
   Solicitation of Proxies and Expenses................................................ 42
   Other Matters....................................................................... 42
   Stockholder Proposals for the Ashford 2002 Annual Meeting........................... 43
   Board Recommendation................................................................ 43
THE MERGER............................................................................. 44
   General............................................................................. 44
   General Description of the Merger................................................... 44
   Background of the Merger............................................................ 44
   Reasons for the Merger.............................................................. 46
   Global Sports' Reasons for the Merger............................................... 46
   Ashford's Reasons for the Merger and Recommendation of Ashford's Board of Directors. 48
   Opinion of Ashford's Financial Advisor.............................................. 50
   Interests of Ashford's Officers and Directors in the Merger......................... 56
   Material Federal Income Tax Consequences............................................ 58
   Accounting Treatment................................................................ 59
   Regulatory Approvals................................................................ 59
   Restrictions on Resales by Affiliates............................................... 60
   Absence of Appraisal Rights......................................................... 60
CERTAIN TERMS OF THE MERGER AGREEMENT.................................................. 61
   The Merger.......................................................................... 61
   Effective Time of the Merger........................................................ 61
   Manner and Basis of Converting Shares............................................... 61
   Ashford Stock Options and Warrants.................................................. 62
   Ashford Employee Stock Purchase Plan................................................ 62
   Representations and Warranties...................................................... 62
   Covenants; Conduct of Business Prior to the Merger.................................. 62
   Limitation on Ashford's Ability to Consider Other Acquisition Proposals............. 66
   Conditions to the Merger............................................................ 68

   Termination of the Merger Agreement..........................................................  71
   Expenses and Termination Fee.................................................................  72
   Amendment....................................................................................  73
VOTING AGREEMENTS...............................................................................  74
INFORMATION RELATING TO GLOBAL SPORTS...........................................................  75
   Prior Filings................................................................................  75
   Recent Developments..........................................................................  75
INFORMATION RELATING TO ASHFORD.................................................................  76
   Forward-Looking Statements...................................................................  76
   Overview of Ashford..........................................................................  76
   Industry Overview............................................................................  76
   Business Strategy............................................................................  79
   The Ashford.com Online Retail Store..........................................................  80
   Ashford's Store Departments..................................................................  80
   Merchandising................................................................................  81
   Marketing and Promotion......................................................................  82
   Fulfillment Operations.......................................................................  82
   Customer Service.............................................................................  83
   Operations and Technology....................................................................  83
   Government Regulation........................................................................  84
   Competition..................................................................................  85
   Intellectual Property........................................................................  86
   Employees....................................................................................  86
   Properties...................................................................................  86
   Legal Proceedings............................................................................  86
ASHFORD.COM, INC. SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION........................  87
ASHFORD MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...  89
   Overview.....................................................................................  89
   Results of Operations........................................................................  90
   Liquidity and Capital Resources..............................................................  94
   Recent Accounting Pronouncements.............................................................  96
   Quantitative and Qualitative Disclosures About Market Risk...................................  97
SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS OF ASHFORD......................................  98
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.................................... 100
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION........................... 104
COMPARISON OF STOCKHOLDERS' RIGHTS.............................................................. 106
   Authorized Capital Stock..................................................................... 106
   Number of Directors.......................................................................... 106
   Changes in the Number of Directors........................................................... 106
   Election of Directors........................................................................ 106
   Special Meeting of Stockholders.............................................................. 107
   Action by Written Consent of Stockholders.................................................... 107
   Amendments to Bylaws......................................................................... 107
   Issuance of Additional Stock................................................................. 108
LEGAL MATTERS................................................................................... 109
EXPERTS......................................................................................... 109
WHERE YOU CAN FIND MORE INFORMATION............................................................. 109

   INDEX TO FINANCIAL STATEMENTS OF ASHFORD.COM, INC.................... F-1
   ANNEXES:
      Annex A Agreement and Plan of Merger and Reorganization........... A-1
      Annex B Form of Voting Agreement.................................. B-1
      Annex C Opinion of U.S. Bancorp Piper Jaffray Inc................. C-1

   This document incorporates important business and financial information about Global Sports, Inc. from documents filed with the Securities and Exchange Commission that have not been included in or delivered with this document. This information is available at the Internet web site that the Securities and Exchange Commission maintains at http://www.sec.gov, as well as from other sources. See "Where You Can Find More Information," on page 109 of this prospectus/proxy statement.

   You may also request copies of these documents from Global Sports, Inc., without charge, upon written or telephoned request to Global Sports, Inc.,
Attention: Investor Relations, 1075 First Avenue, King of Prussia, PA 19406, telephone number (610) 265-3229. In order to receive timely delivery of the
documents, you must make your request no later than [       ], 2001.

                    QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: As an Ashford stockholder, what will I receive in the merger? (see page 44)

A: You will receive a combination of $0.125 in cash and 0.0076 of a share of Global Sports common stock, the combination of which is collectively referred to in this prospectus/proxy statement as the "merger consideration," for each share of Ashford common stock that you own, except that you will receive a cash payment in lieu of any fractional share of Global Sports common stock you would otherwise be entitled to receive. For example, if you own 1,000 shares of Ashford common stock at the time the merger is completed, you will receive in exchange for your Ashford shares $125 in cash, seven shares of Global Sports common stock and a cash payment equal to the value of 0.6 of a share of Global Sports common stock, based on the closing price of Global Sports common stock on the Nasdaq National Market on the date the merger is completed.

   The 0.0076 of a share of Global Sports common stock that you will have the right to receive in the merger in exchange for each of your shares of Ashford common stock is a fixed ratio and will not be adjusted based upon changes in the value of Ashford or Global Sports common stock. As a result, the value of the Global Sports shares you will receive in the merger, and thus the value of the aggregate merger consideration you will receive in the merger, will not be known before the completion of the merger and will go up or down as the market price of Global Sports common stock goes up or down. You are encouraged to obtain current market quotations of Ashford and Global Sports common stock.

Q: What do I need to do now? (see page 41)

A: You should read this prospectus/proxy statement carefully, including its annexes, and consider how the merger will affect you. You should then mail your signed proxy card in the enclosed return envelope as soon as possible as described in this prospectus/proxy statement, so that your shares can be voted at the special meeting of Ashford stockholders.

Q: What happens if I do not return a proxy card? (see page 42)

A: The failure to return your proxy card or vote in person will have the same effect as voting AGAINST adoption of the merger agreement.

Q: What happens if I return a signed and dated proxy card but do not indicate how to vote my proxy? (see page 41)

A: If you do not include instructions on how to vote your properly signed and dated proxy, your shares will be voted FOR adoption of the merger agreement.

Q: May I vote in person? (see page 41)

A: Yes. You may attend the special meeting of Ashford stockholders and vote your shares in person, rather than signing, dating and returning your proxy card.

Q: May I change my vote after I have mailed my signed and dated proxy card?
   (see page 41)

A: Yes. You may change your vote at any time before your proxy is voted at the special meeting of Ashford stockholders. You can do this in one of three ways. First, you can send a written, dated notice stating that you would like to revoke your proxy. Second, you can complete, date and submit a new proxy card. Third, you can attend the special meeting and vote in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.

Q: If my shares are held in "street name" by my broker, will my broker automatically vote my shares for me? (see page 42)

A: No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the procedure provided by your broker. The failure to provide such voting instructions to your broker will have the same effect as voting AGAINST adoption of the merger agreement.

Q: What does Ashford's board of directors recommend? (see page 43)

A: Ashford's board of directors has approved the merger agreement and the merger and recommends that you vote FOR adoption of the merger agreement.

Q: Should I send in my Ashford stock certificates now? (see page 61)

A: No. If you are an Ashford stockholder, after the merger is completed, you will receive written instructions for exchanging the certificates representing your shares of Ashford common stock for the cash consideration, certificates representing shares of Global Sports common stock and a cash payment in lieu of any fractional share of Global Sports common stock you would otherwise be entitled to receive.

Q: When do the parties expect to complete the merger? (see page 61)

A: The parties are working towards completing the merger as quickly as possible and hope to do so promptly after the special meeting of Ashford stockholders.

Q: Will the merger trigger the recognition of gain or loss for federal income tax purposes? (see page 58)

A: Yes. You will generally recognize capital gain or loss, measured by the amount of cash you receive in the merger plus the fair market value, as of the effective date of the merger, of the shares of Global Sports common stock you receive in the merger, less your adjusted tax basis in your shares of Ashford common stock exchanged. This gain or loss will be long term capital gain or loss if you have held your Ashford shares more than one year on the effective date of the merger.

   Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

Q: Will my rights as an Ashford stockholder change as a result of the merger?
   (see page 106)

A: Yes. While your stockholder rights will continue to be governed by Delaware law, you will become a Global Sports stockholder as a result of the merger and will have rights after the completion of the merger that are governed by Global Sports' certificate of incorporation and bylaws.

Q: Who can help answer my additional questions?

A: Ashford stockholders who would like additional copies, without charge, of this prospectus/proxy statement or have additional questions about the merger, including the procedures for voting their shares of Ashford common stock, should contact:

                              Investor Relations
                               Ashford.com, Inc.
                       3800 Buffalo Speedway, Suite 400
                             Houston, Texas 77098
                                (713) 369-1300

                                    SUMMARY

   This summary highlights selected information from this prospectus/proxy statement, and you should read carefully this entire prospectus/proxy statement and the documents referred to in this prospectus/proxy statement for a more complete description of the terms of the merger and related transactions. The merger agreement is attached as Annex A to this prospectus/proxy statement and additional documents relating to the transaction are also attached to this prospectus/proxy statement. You are encouraged to read the merger agreement as it is the legal document that governs the merger, as well as these additional documents. This section includes page references in parentheses to direct you to a more complete description of the topics presented in this summary.

Forward-Looking Information

   Certain of the information relating to Global Sports and Ashford contained in this prospectus/proxy statement is forward-looking in nature. All statements included in this prospectus/proxy statement or made by management of Global Sports or Ashford other than statements of historical fact regarding Global Sports or Ashford are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Examples of forward-looking statements include statements regarding Global Sports' or Ashford's future financial results, operating results, business strategies, projected costs, competitive positions and plans and objectives of management for future operations. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "would," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including those discussed in the Risk Factors section of this prospectus/proxy statement. These and many other factors could affect the future financial and operating results of Global Sports or Ashford. These factors could cause actual results to differ materially from expectations based on forward-looking statements made in this prospectus/proxy statement or elsewhere by or on behalf of Global Sports or Ashford.

The Companies

          Global Sports, Inc. (Page 75)
          1075 First Avenue
          King of Prussia, PA 19406
          (610) 265-3229

   Global Sports is a leading outsource solution provider for e-commerce that develops and operates e-commerce businesses for retailers, media companies and professional sports organizations. Global Sports enables its partners to capitalize on their existing assets in order to exploit online opportunities in their respective industries. Global Sports' scalable business model takes advantage of its proprietary technology and product database, customer service capabilities, fulfillment capabilities, relationships with vendors and centralized inventory management. Global Sports enables its partners to remain focused on their core businesses and to avoid making substantial investments in e-commerce infrastructure and personnel. Depending on the specific needs of the partner, Global Sports can undertake either a complete outsourcing of a partner's online activities or a more customized "back-end" operation. Global Sports benefits from the traffic generated by its partners' established brand franchises, extensive advertising, retail traffic and vendor relationships to achieve operational efficiencies, lower customer acquisition costs and economies of scale. Global Sports maintains a site on the Internet at www.globalsports.com. Information found at Global Sports' Web site is not a part of this prospectus/proxy statement. Global Sports was incorporated in the State of Delaware in 1986. All references to "Global Sports" in this prospectus/proxy statement include its subsidiaries.

          Ashford.com, Inc. (Page 76)
          3800 Buffalo Speedway, Suite 400
          Houston, TX 77098
          (713) 369-1300

   Ashford is a Web-based retailer focused on luxury and premium products, including new and vintage watches, clocks, diamonds, jewelry, leather goods, writing instruments, fragrances and sunglasses, altogether offering more than 12,000 products from over 300 leading luxury brands. Since late 1999, Ashford has rapidly expanded its primary product focus from offering only new watches to offering 11 different product categories. Ashford's strategy has been to add complementary products to create a portfolio that combines items purchased frequently, such as leather goods and sunglasses, with higher-priced items purchased less frequently, such as watches and diamonds. In March 2000, Ashford launched its corporate gifts business, which offers an additional 800 luxury products in new categories such as crystal, silver and pewter that are targeted to the corporate market. By combining its expertise in luxury products and its commitment to excellent customer service with the benefits of Internet retailing, Ashford is able to deliver a unique shopping experience to consumers. Ashford believes that its current luxury and premium product offerings are well suited for online commerce given brand recognition, generally high average sales prices and relatively low average distribution and shipping costs. Ashford is a Delaware corporation initially incorporated as a Texas corporation in March 1998 under the name "NewWatch Corporation." It changed its name to Ashford.com, Inc. and reincorporated in Delaware in July 1999. Ashford maintains a site on the Internet at www.ashford.com. Information found at Ashford's Web site is not a part of this prospectus/proxy statement.

Merger Structure; Merger Consideration (Page 61)

   If the merger is completed, a subsidiary of Global Sports will merge into Ashford and Ashford will become a wholly owned subsidiary of Global Sports. Upon completion of the merger, you will become entitled to receive a combination of $0.125 in cash and 0.0076 of a share of Global Sports common stock, the combination of which is collectively referred to in this prospectus/proxy statement as the "merger consideration," in exchange for each share of Ashford common stock that you own at the time of the completion of the merger, except that you will receive cash in lieu of any fractional share of Global Sports common stock you would otherwise be entitled to receive.

   The cash and fraction of a share of Global Sports common stock constituting the merger consideration are fixed. Regardless of fluctuations in the market prices of Global Sports or Ashford common stock, such amounts will not change between now and the date that the merger is completed, but the value of the merger consideration will fluctuate as the value of Global Sports common stock fluctuates. Neither Ashford nor Global Sports has the right to terminate the merger agreement or renegotiate the merger consideration solely as a result of market price fluctuations. You are encouraged to obtain current market quotations of Global Sports and Ashford common stock.

Comparative Per Share Market Price Information (Page 6)

   Global Sports common stock is listed on the Nasdaq National Market under the symbol "GSPT." Ashford common stock is listed on the Nasdaq National Market under the symbol "ASFD." On September 10, 2001, the last full trading day prior to the public announcement of the proposed merger, Global Sports common stock closed at $16.51 per share, and Ashford common stock closed at $0.17 per share.
On [   ], 2001, the last full trading day prior to the printing of this
prospectus/proxy statement, Global Sports common stock closed at $[   ] per
share, and Ashford common stock closed at $[   ] per share. Immediately
following the completion of the merger, Ashford common stock will cease to be listed on the Nasdaq National Market.

Tax Matters (Page 58)

   The merger will be taxable for U.S. federal income tax purposes. Generally, this means that each Ashford stockholder will recognize taxable gain or loss equal to the cash the stockholder receives in the merger plus the fair market value, as of the effective date of the merger, of the shares of Global Sports common stock the stockholder receives in the merger, less the stockholder's adjusted tax basis in the stockholder's shares of Ashford common stock.

Reasons for the Merger (Page 46)

Global Sports (Page 46)

   Global Sports' primary reasons for seeking to complete the merger with Ashford are the beliefs of the board of directors and management of Global Sports that the merger could result in a number of benefits to Global Sports, including the following:

  . Ashford's merchandising and fulfillment expertise in the luxury products category could serve as a platform for Global Sports to extend its outsource business model into the luxury products category;

  . Ashford's sales force, merchandising expertise and clientele in the corporate gift category could serve as a platform for Global Sports to extend its outsource business model to the corporate gift category; and

  . the merger could enable Global Sports to expand its business and realize greater operational efficiencies, including higher purchase volumes for online marketing and greater economies of scale in its customer service center and technology operations.

Ashford (Page 48)

   Ashford's board of directors believes that the merger could be beneficial to Ashford and its stockholders for the following reasons, as well as the access to greater resources and the opportunity for Ashford stockholders to participate in the broader scope of consumer groups served by Global Sports after the merger and the potential growth of Global Sports after the merger:

  . the merger would provide Ashford stockholders with cash and shares of Global Sports common stock at an implied premium over the closing price for Ashford common stock on the last trading day prior to the time the merger agreement was entered into;

  . the potential synergies created from combining the procurement, distribution and other strengths developed by Global Sports with the brand, consumer relationships, luxury goods inventory and other strengths built by Ashford; and

  . the availability following the merger of Global Sports' greater resources to establish and support Ashford's products and sales.

Recommendation to Ashford Stockholders (Page 43)

   Ashford's board of directors has unanimously approved the merger agreement and the merger and has determined that the merger agreement and the merger are advisable and fair to, and in the best interests of, Ashford and its stockholders, and recommends that Ashford stockholders vote FOR the adoption of the merger agreement.

Opinion of Ashford's Financial Advisor (Page 50)

   In connection with the merger, Ashford's board of directors received an opinion from U.S. Bancorp Piper Jaffray Inc. as to the fairness, from a financial point of view, to the holders of Ashford common stock (other than Global Sports) of the merger consideration provided for in the merger agreement. The full text of U.S. Bancorp Piper Jaffray Inc.'s written opinion dated September 12, 2001 is attached as Annex C to this prospectus/proxy statement. You are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken. U.S. Bancorp Piper Jaffray Inc.'s opinion is addressed to Ashford's board of directors and relates only to the fairness of the merger consideration from a financial point of view as of the date of the opinion. The opinion does not address any other aspect of the proposed merger and does not constitute a recommendation to any stockholder as to any matters relating to the proposed merger.

The Special Meeting of Ashford Stockholders (Page 41)

   Time, Date and Place. A special meeting of Ashford stockholders will be held on [ ], 2001, at [ a.m.], local time, at the Renaissance Hotel, 6 Greenway Plaza East, Suite 1809, Houston, Texas 77046, to vote on a proposal to adopt the merger agreement.

   Record Date and Voting Power. You are entitled to vote at the special meeting of Ashford stockholders if you owned shares of Ashford common stock at the close of business on [ ], 2001, the record date for the special meeting. You will have one vote at the special meeting for each share of Ashford common stock you owned at the close of business on the record date. At the close of
business on the record date, there were [   ] outstanding shares of Ashford
common stock.

   Ashford Required Vote. The adoption of the merger agreement requires the affirmative vote of a majority of the shares of Ashford common stock outstanding at the close of business on the record date.

   Share Ownership of Management. At the close of business on the record date, the directors and executive officers of Ashford and their affiliates owned approximately [ ]% of the shares entitled to vote at the special meeting of Ashford stockholders. A number of the directors and officers of Ashford, together with affiliated entities, have agreed to vote their shares, which
represent approximately [     ] shares, equaling [    %] of the shares entitled
to vote at the special meeting, in favor of adoption of the merger agreement.

Interests of Ashford's Officers and Directors in the Merger (Page 56)

   When considering the recommendation by Ashford's board of directors that Ashford stockholders vote for the adoption of the merger agreement, you should be aware that a number of Ashford's directors may have interests in the merger that are different from, or in addition to, those of other Ashford stockholders generally. Among other things, Global Sports has agreed to continue for a number of years following the completion of the merger certain insurance and indemnification arrangements in favor of the current officers and directors of Ashford.

Conditions to the Merger (Page 68)

   The obligation of each of Global Sports and Ashford to complete the merger is subject to the satisfaction of a number of conditions, including the condition that Ashford stockholders adopt the merger agreement. Either Global Sports or Ashford may choose to waive the conditions to its obligation to complete the merger, as long as the law allows it to do so.

Termination of the Merger Agreement (Page 71)

   Each of Global Sports and Ashford is entitled to terminate the merger agreement under designated circumstances. If the merger agreement is terminated, Ashford may become obligated to pay to Global Sports a fee equal to $750,000, plus expenses.

Limitation on Ashford's Ability to Consider Other Acquisition Proposals (Page
66)

   Ashford has agreed not to discuss or negotiate a business combination or other similar transaction with another party while the merger is pending unless the other party has made an unsolicited, bona fide written offer to Ashford to purchase, by merger, tender offer or otherwise, all or substantially all of the outstanding shares of Ashford common stock or all or substantially all of the assets of Ashford on terms that Ashford's board of directors determines to be more favorable to its stockholders than the terms of the merger agreement with Global Sports. The offer will not be deemed to be a superior offer if any financing required to complete the transaction is not reasonably capable of being obtained by the other party.

Expenses and Termination Fee (Page 72)

   The merger agreement provides that regardless of whether the merger is completed, all expenses incurred by the parties shall be borne by the party incurring such expenses, except in certain circumstances where the expenses are to be shared. The merger agreement requires, however, that Ashford pay Global Sports an amount equal to the aggregate amount of all fees and expenses that have been paid or that may become payable by or on behalf of Global Sports in connection with the preparation and negotiation of the merger agreement and otherwise in connection with the merger, under certain circumstances where the merger agreement is terminated because the merger is not completed by March 31, 2002, because Ashford stockholders fail to adopt the merger agreement, or as a result of one or more "triggering events" described in the merger agreement.

   In addition, the merger agreement requires that Ashford pay Global Sports a termination fee of $750,000, if:

  . Ashford or Global Sports terminates the merger agreement because the merger is not completed by March 31, 2002, or because Ashford stockholders fail to adopt the merger agreement, provided in either case that, between the date of the merger agreement and the time of the termination of the merger agreement, another acquisition proposal has been disclosed, announced, commenced, submitted or made, and Ashford consummates or is subject to another acquisition transaction within one year of the termination of the merger agreement or Ashford or any of its representatives signs a definitive agreement or letter of intent within one year of the termination of the merger agreement providing for another acquisition transaction; or

  . the merger agreement is terminated by Global Sports as a result of one or more "triggering events" described in the merger agreement.

Accounting Treatment (Page 59)

   The merger will be accounted for as a "purchase" for financial reporting purposes.

Regulatory Approvals (Page 59)

   Global Sports and Ashford believe that the merger is not subject to the reporting obligations, statutory waiting periods or other approvals of any governmental agency.

Absence of Appraisal Rights (Page 60)

   Ashford stockholders will not have appraisal rights in connection with the merger.

             COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND DATA

   On June 16, 1998, Global Sports common stock was approved for inclusion on The Nasdaq SmallCap Market and on May 3, 1999, Global Sports common stock was approved for inclusion on the Nasdaq National Market where it is currently included for quotation under the symbol "GSPT." Since September 22, 1999, Ashford common stock has been listed on the Nasdaq National Market under the symbol "ASFD." The table below sets forth the high and low sales prices per share of Global Sports common stock as reported on The Nasdaq SmallCap Market for the periods presented from January 1, 1999 to April 30, 1999. For the periods presented from and after May 3, 1999 (September 22, 1999 for Ashford), the table below sets forth the high and low sales prices per share of Global Sports common stock and Ashford common stock as reported on the Nasdaq National Market. The prices shown do not include retail markups, markdowns or commissions.

                                                         Global Sports     Ashford
                                                         Common Stock    Common Stock
                                                        --------------  -------------
                                                         Low     High    Low    High
                                                        ------  ------  -----  ------
Year Ended December 31, 1999
   First quarter....................................... $ 7.00  $17.38    N/A     N/A
   Second quarter (April 1 - April 30).................  12.88   19.94    N/A     N/A
   Second quarter (May 3 - June 30)....................  12.00   36.88    N/A     N/A
   Third quarter (for Ashford from September 22, 1999).  14.50   25.13  $9.13  $19.50
   Fourth quarter......................................  12.00   25.25   9.25   35.00

Year Ended December 31, 2000
   First quarter.......................................  12.25   23.88   4.00   14.63
   Second quarter......................................   4.31   18.25   2.50    6.63
   Third quarter.......................................   6.25    9.63   2.56    4.44
   Fourth quarter......................................   3.53   11.13   0.14    3.34

Year Ending December 31, 2001
   First quarter.......................................   2.38    6.38   0.31    1.19
   Second quarter......................................   3.00    8.45   0.20    0.75
   Third quarter.......................................   7.45   19.88   0.06    0.32
   Fourth quarter (through [   ], 2001)................  [    ]  [    ]  [   ]  [    ]

   As of the record date, there were approximately [   ] record holders of
Global Sports common stock, and there were approximately [   ] record holders
of Ashford common stock. Neither Global Sports nor Ashford has ever paid cash dividends on its common stock. Following the merger, Global Sports intends to retain earnings, if any, to support the development of its business and does not anticipate paying cash dividends for the foreseeable future. Following completion of the merger, Global Sports common stock will continue to be listed on the Nasdaq National Market, and there will be no further market for Ashford common stock.

   The following table sets forth the per share closing sale prices of Global Sports common stock and Ashford common stock as reported on the Nasdaq National Market and the estimated equivalent per share price, as explained below, of Ashford common stock on September 10, 2001, the last full trading day before
the public announcement of the proposed merger, and on [       ], 2001, the
last full trading day before the printing of this prospectus/proxy statement:

                                                     Estimated Equivalent
                          Global Sports   Ashford          Ashford
                          Common Stock  Common Stock   Per Share Price
                          ------------- ------------ --------------------
       September 10, 2001    $16.51        $0.17            $0.25
       [       ], 2001...    $  [  ]       $ [  ]           $ [  ]

   The estimated equivalent per share closing price of Ashford common stock equals the exchange ratio of 0.0076 multiplied by the closing price of a share of Global Sports common stock on the applicable date, plus the cash component
of the merger consideration. If the merger had occurred on [   ], 2001, Ashford
stockholders would have had the right to receive cash in the amount of $0.125
and a fraction of a share of Global Sports common stock worth $[   ] for each
share of Ashford common stock they owned. The actual value of the fraction of a share of Global Sports common stock that Ashford stockholders will have the right to receive if the merger is completed may be different from this price because the per share price of Global Sports common stock on the Nasdaq National Market fluctuates continuously.

                              GLOBAL SPORTS, INC.

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

   The following selected historical consolidated financial information should be read in conjunction with Global Sports' financial statements and the related notes thereto and the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" from Global Sports' Annual Report on Form 10-K for the fiscal year ended December 30, 2000 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, which are incorporated by reference in this prospectus/proxy statement. The information as of December 31, 1996, 1997 and 1998, January 1, 2000, and December 30, 2000 and for the
years then ended has been derived from Global Sports' audited financial statements, which have been incorporated by reference in this prospectus/proxy statement. The information as of June 30, 2001, and for the six-month periods ended July 1, 2000 and June 30, 2001, has been derived from Global Sports' unaudited financial statements, which have been incorporated by reference in this prospectus/proxy statement and which have been prepared on the same basis as the audited financial statements and, in the opinion of management of Global Sports, include all adjustments, consisting only of normal recurring adjustments and accruals, necessary for a fair presentation of the financial condition at such date and the results of operations for such periods. Historical results are not necessarily indicative of the results to be obtained in the future.

   For all years prior to 1999, Global Sports' fiscal year ended on December
31. Effective for fiscal 1999, Global Sports changed its fiscal year end from the last day of December to the Saturday nearest the last day of December. Accordingly, fiscal 1999 ended on January 1, 2000, fiscal 2000 ended on December 30, 2000 and fiscal 2001 will end on December 29, 2001. References to fiscal 1999, fiscal 2000 and fiscal 2001 refer to the fiscal years ended January 1, 2000 and December 30, 2000, and the fiscal year ending December 29, 2001.

                                               Year Ended December 31,         Year Ended         Six Months Ended
                                              -------------------------  ----------------------  ------------------
                                                                         January 1, December 30, July 1,    June
                                               1996     1997     1998       2000        2000      2000     30,2001
                                              -------  -------  -------  ---------- ------------ --------  --------
                                                                                                     (unaudited)
                                                              (in thousands, except per share data)
Statement of Operations Data:
   Net revenues.............................. $    --  $    --  $    --   $  5,511    $ 42,808   $ 13,469  $ 33,168
   Cost of revenues..........................      --       --       --      3,817      29,567      9,456    22,846
                                              -------  -------  -------   --------    --------   --------  --------
   Gross profit..............................      --       --       --      1,694      13,241      4,013    10,322
Operation Expenses:
   Sales and marketing.......................      --       --       --     11,609      37,730     19,312    14,234
   Product development.......................      --       --       --      6,933       7,292      3,502     4,454
   General and administrative................   2,532    2,032    2,736      8,914       8,730      4,238     5,117
   Stock-based compensation..................      --       --      150      2,655       4,983      3,787     1,370
   Depreciation and amortization.............     321      357      567        728       8,074      3,332     3,170
                                              -------  -------  -------   --------    --------   --------  --------
      Total operating expenses...............   2,853    2,389    3,453     30,839      66,809     34,171    28,345
                                              -------  -------  -------   --------    --------   --------  --------
Other (income) expenses:
   Interest expense..........................   1,152    2,013    2,367        313         407         89      (330)
   Interest income...........................      --       --       --       (774)     (1,815)      (607)   (1,839)
   Other, net................................      --       --       --         (2)         --         --      (300)
                                              -------  -------  -------   --------    --------   --------  --------
                                                1,152    2,013    2,367       (463)     (1,408)      (518)   (1,809)
Loss from continuing operations before income
 taxes.......................................  (4,005)  (4,402)  (5,820)   (28,682)    (52,160)   (29,640)  (16,214)
Benefit from income taxes....................      --       --    1,979      2,222          --         --        --
                                              -------  -------  -------   --------    --------   --------  --------
Loss from continuing operations..............  (4,005)  (4,402)  (3,841)   (26,460)    (52,160)   (29,640)  (16,214)
Discontinued operations:
   Income from discontinued operations.......   3,261      247    9,665        550          --         --        --
   Loss on disposition of discontinued
    operations...............................      --       --       --    (17,337)     (5,850)    (4,983)       --
                                              -------  -------  -------   --------    --------   --------  --------
      Net income (loss)...................... $  (744) $(4,155) $ 5,824   $(43,247)   $(58,010)  $(34,623) $(16,214)
                                              =======  =======  =======   ========    ========   ========  ========

                                                                                       Year Ended        Six Months Ended
                                                        Year Ended December 31,  ----------------------  ----------------
                                                       ------------------------  January 1, December 30, July 1,  June 30,
                                                        1996    1997     1998       2000        2000      2000      2001
                                                       ------  -------  -------  ---------- ------------ -------  --------
                                                                                                            (unaudited)
                                                                      (in thousands, except per share data)
Earnings (losses) per share-basic and diluted(1):
   Loss from continuing operations.................... $(1.56) $ (1.47) $ (0.34)  $ (1.78)    $ (2.37)   $ (1.51) $ (0.51)
   Income from discontinued operations................   1.27      .08      .85       .04          --         --       --
   Loss on disposition of discontinued operations.....     --       --       --     (1.17)      (0.27)     (0.25)      --
                                                       ------  -------  -------   -------     -------    -------  -------
     Net income (loss)................................ $(0.29) $ (1.39) $  0.51   $ (2.91)    $ (2.64)   $ (1.76) $ (0.51)
                                                       ======  =======  =======   =======     =======    =======  =======
     Weighted average common shares outstanding(1):
        Basic and diluted.............................  2,568    2,996   11,379    14,874      22,028     19,649   31,964
                                                       ======  =======  =======   =======     =======    =======  =======
     Number of common shares outstanding(1)...........  2,832   10,418   11,925    18,475      31,925     21,702   32,093
                                                       ======  =======  =======   =======     =======    =======  =======

                                                                  December 31,
                                                            ------------------------ January 1, December 30,  June 30,
                                                             1996     1997    1998      2000        2000        2001
                                                            -------  ------- ------- ---------- ------------ -----------
                                                                                                             (unaudited)
                                                                                   (in thousands)
Balance Sheet Data:
Net assets of discontinued operations...................... $11,797  $24,129 $41,128  $18,381     $     --    $     --
Total assets...............................................  16,435   28,043  45,053   82,736      160,173     124,514
Total long-term debt.......................................   5,905   20,975  20,993    2,040        5,750       5,559
Working capital............................................   2,022   19,748  34,846   40,557       80,805      66,778
Stockholders' equity (deficiency)..........................    (552)   2,157  17,094   59,309      116,300     101,866

--------
(1) Shares and per share amounts give effect to the December 15, 1997 1-for-20 reverse stock split as if it had occurred for all periods presented.

                               ASHFORD.COM, INC.

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

   The following selected consolidated financial and operating data should be read in conjunction with Ashford's consolidated financial statements and notes thereto included elsewhere in this prospectus/proxy statement and the section of this prospectus/proxy statement entitled "Ashford Management's Discussion and Analysis of Financial Condition and Results of Operations."

   The selected consolidated financial data reflect that prior to March 31, 1998, Ashford had no operations or activities. The following selected consolidated financial data for the period from inception through March 31, 1999 and the years ended March 31, 2000 and 2001, respectively, were derived from Ashford's audited consolidated financial statements included elsewhere in this prospectus/proxy statement. Ashford's independent public accountant's report on the financial statements for the year ended March 31, 2001 included an explanatory fourth paragraph expressing substantial doubt as to Ashford's ability to continue as a going concern. The following selected consolidated financial data for the three months ended June 30, 2000 and 2001, respectively, were derived from Ashford's unaudited financial statements included elsewhere in this prospectus/proxy statement and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the audited financial statements and the notes thereto. Ashford was incorporated in March 1998, and did not commence operations or activities until April 1998.

                                                                                                             Three
                                                          Period from                                    Months Ended
                                                           Inception                                  ------------------
                                                            through       Year Ended     Year Ended   June 30,  June 30,
                                                         March 31, 1999 March 31, 2000 March 31, 2001   2000      2001
                                                         -------------- -------------- -------------- --------  --------
                                                                                                          (unaudited)
                                                                      (in thousands, except per share data)
Statement of Operations Data:
Net sales...............................................    $ 5,938        $ 39,931      $  67,195    $ 13,105  $ 12,106
Cost of sales...........................................      5,110          33,487         56,348      10,666    10,099
                                                            -------        --------      ---------    --------  --------
Gross profit(1).........................................        828           6,444         10,847       2,439     2,007
Operating expenses:
   Marketing and sales (includes non-cash amortization
    of $0, $27,525, $79,735, $26,034 and $304,
    respectively).......................................      1,013          60,806        105,895      32,823     3,096
   General and administrative (includes non-cash
    amortization of $0, $3,003, $2,633, $847 and $272,
    respectively)(2)....................................      1,019          17,093         27,929       6,748     5,470
   Settlement loss......................................         --              --             --          --     2,297
   Loss on sale of assets...............................         --              --             --          --       620
   Restructuring charge.................................         --              --            662          --       399
   Impairment loss......................................         --              --          1,094          --        --
   Depreciation and amortization........................         67           3,277         13,460       2,654     3,882
                                                            -------        --------      ---------    --------  --------
      Total operating expenses..........................      2,099          81,176        149,040      42,225    15,764
                                                            -------        --------      ---------    --------  --------
Loss from operations....................................     (1,271)        (74,732)      (138,193)    (39,786)  (13,757)
Interest income.........................................         13           2,677          1,644         684        87
Interest expense........................................         (6)             (7)          (132)         --       (86)
                                                            -------        --------      ---------    --------  --------
Net loss before discontinued operations.................     (1,264)        (72,062)      (136,681)    (39,102)  (13,756)
Net loss from discontinued operations...................         --              --             --          --       667
                                                            -------        --------      ---------    --------  --------
Net loss................................................    $(1,264)       $(72,062)     $(136,681)   $(39,102) $(14,423)
                                                            =======        ========      =========    ========  ========

                                                                                                          Three
                                                        Period from                                   Months Ended
                                                         Inception                                  ----------------
                                                          through       Year Ended     Year Ended   June 30, June 30,
                                                       March 31, 1999 March 31, 2000 March 31, 2001   2000     2001
                                                       -------------- -------------- -------------- -------- --------
                                                                                                       (unaudited)
                                                                   (in thousands, except per share data)
Net loss before discontinued operations per share,
 basic and diluted....................................    $ (0.12)       $ (2.65)       $ (2.99)    $ (0.87) $ (0.27)
Net loss from discontinued operations per share, basic
 and diluted..........................................    $    --        $    --        $    --     $    --  $ (0.01)
Net loss per share, basic and diluted.................    $ (0.12)       $ (2.65)       $ (2.99)    $ (0.87) $ (0.28)
Shares used to compute net less per share, basic and
 diluted..............................................     10,397         27,197         45,725      45,099   51,188

                                                 March 31,
                                          -----------------------  June 30,
                                           1999    2000    2001      2001
                                          ------ -------- ------- -------
                                                                  (unaudited)
                                                    (in thousands)
  Balance Sheet Data:
  Cash and cash equivalents.............. $  893 $ 46,474 $ 7,095   $ 4,571
  Working capital........................  2,555  148,898  23,861    23,298
  Total assets...........................  5,108  177,608  56,266    41,377
  Total long-term liabilities............     --      117     104        97
  Total stockholders' equity.............  2,808  171,270  43,268    33,361

--------
(1) Includes the reclassification of certain promotional costs from marketing and sales to cost of sales related to the adoption of the Emerging Issues Task Force Issue No. 00-14, "Accounting for Certain Sales Incentives." All periods presented have been reclassified for consistent presentation. Also includes a charge of approximately $1.8 million during the year ended March 31, 2001, relating to inventory valuation reserves. See Note 2 of Notes to Consolidated Financial Statements included elsewhere in this prospectus/proxy statement.

(2) Includes non-recurring charges of approximately $400,000 during the year ended March 31, 2001, relating to the pending settlement of litigation. See
    Note 12 of Notes to Consolidated Financial Statements included elsewhere in this prospectus/proxy statement.

                SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED
                        COMBINED FINANCIAL INFORMATION

   The following selected unaudited pro forma condensed combined financial information for Global Sports has been derived from the unaudited pro forma condensed combined financial statements which are included elsewhere in this prospectus/proxy statement, which give effect to the proposed merger of a subsidiary of Global Sports and Ashford, as well as Global Sports' acquisition of Fogdog, Inc. ("Fogdog") which was completed on December 28, 2000, and should be read in conjunction with the unaudited pro forma condensed combined financial statements and the related notes. For pro forma purposes, (1) Global Sports' audited consolidated statement of operations for the year ended December 30, 2000 has been combined with Fogdog's unaudited consolidated statement of operations for the period January 1, 2000 through December 27, 2000, and Ashford's audited consolidated statement of operations for the year ended March 31, 2001 as if the Fogdog acquisition and the Ashford merger had occurred on January 2, 2000, (2) Global Sports' unaudited consolidated statement of operations for the six months ended June 30, 2001 has been combined with Ashford's unaudited statement of operations for the six months ended June 30, 2001, as if the Ashford merger had occurred on January 2, 2000, and (3) Global Sports' unaudited consolidated balance sheet as of June 30, 2001 has been combined with Ashford's unaudited consolidated balance sheet as of June 30, 2001 as if the Ashford merger had occurred on June 30, 2001. The results of operations of Ashford for the three months ended March 31, 2001, which included net revenues of $14.3 million and a loss from continuing operations of $17.0 million, have been included in the results of operations for the six months ended June 30, 2001 as well as for the fiscal year ended March 31, 2001. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed on January 2, 2000 or June 30, 2001, respectively, nor is it necessarily indicative of the future operating results or financial position of Global Sports following the completion of the Ashford merger.

                                                                                             Six Months
                                                                               Year Ended      Ended
                                                                              December 30,    June 30,
                                                                                  2000          2001
                                                                              ------------   ----------
                                                                              (in thousands, except per
                                                                                     share data)
Pro Forma Combined Statement of Operations Data:
Net revenues.................................................................  $ 137,608      $ 59,602
Cost of revenues.............................................................    110,531        46,431
                                                                               ---------      --------
Gross profit.................................................................     27,077        13,171
Operating expenses:
   Sales and marketing.......................................................     94,634        22,209
   Product development.......................................................     15,640         6,209
   General and administrative................................................     38,471        15,624
   Restructuring charge......................................................        662         1,061
   Impairment loss...........................................................      1,094         1,094
   Settlement loss...........................................................         --         2,297
   Loss on sale of assets....................................................         --           620
   Stock-based compensation..................................................     92,900         1,784
   Depreciation and amortization.............................................      9,831         3,170
                                                                               ---------      --------
       Total operating expenses..............................................    253,232        54,068
                                                                               ---------      --------
Other (income) expense:
   Other income..............................................................                     (300)
   Interest income, net......................................................     (6,152)       (1,533)
                                                                               ---------      --------
       Total other (income) expense..........................................     (6,152)       (1,833)
                                                                               ---------      --------
Loss from continuing operations..............................................  $(220,003)     $(39,064)
                                                                               =========      ========
Loss from continuing operations per share, basic and diluted.................  $   (9.81)     $  (1.21)
                                                                               =========      ========
Shares used in computing loss from continuing operations per weighted average
  shares outstanding, basic and diluted......................................     22,437        32,373
                                                                               =========      ========

                                                  June 30, 2001
                                                  --------------
                                                  (in thousands)
Pro Forma Combined Balance Sheet Data:
Cash, cash equivalents and short-term investments   $  61,607
Working capital..................................      82,003
Total assets.....................................     144,778
Long-term obligations, less current portion......       5,656
Accumulated deficit..............................    (108,799)

                          COMPARATIVE PER SHARE DATA

   The information below reflects:

  . the historical loss from continuing operations of Global Sports for the fiscal year ended December 30, 2000 and the six months ended June 30, 2001 and the December 30, 2000 and June 30, 2001 book value per share of Global Sports common stock;

  . the historical loss from continuing operations of Ashford for the fiscal year ended March 31, 2001 and the six months ended June 30, 2001 and the March 31, 2001 and June 30, 2001 book value per share of Ashford common stock;

  . the unaudited pro forma loss from continuing operations for the fiscal year ended December 30, 2000 after giving effect to the Fogdog acquisition and the proposed merger of a subsidiary of Global Sports with Ashford, and the unaudited pro forma loss from continuing operations for the six months ended June 30, 2001 and the June 30, 2001 book value per share after giving effect to the proposed merger of a subsidiary of Global Sports with Ashford; and

  . the unaudited equivalent pro forma loss from continuing operations for the fiscal year ended December 30, 2000 and the six months ended June 30, 2001 and the June 30, 2001 book value per share attributable to 0.0076 of a share of Global Sports common stock which will be received for each share of Ashford common stock.

   The following tables should be read in conjunction with the unaudited pro forma combined financial statements of Global Sports, which are included elsewhere in this prospectus/proxy statement, the historical consolidated financial statements and related notes of Global Sports, which are incorporated by reference in this prospectus/proxy statement and the historical consolidated financial statements of Ashford and related notes, which are included elsewhere in this prospectus/proxy statement.

                         Global Sports Per Share Data

                                                                                 Six Months
                                                                     Year Ended    Ended
                                                                    December 30,  June 30,
                                                                        2000        2001
                                                                    ------------ ----------
Historical Per Common Share Data
Loss from continuing operations per common share--basic and diluted    $(2.37)     $(0.51)
Book value per share(1)............................................    $ 3.64      $ 3.17

                            Ashford Per Share Data

                                                                               Six Months
                                                                    Year Ended   Ended
                                                                    March 31,   June 30,
                                                                       2001       2001
                                                                    ---------- ----------
Historical Per Common Share Data
Loss from continuing operations per common share--basic and diluted   $(2.99)    $(0.63)
Book value per share(1)............................................   $ 0.90     $ 0.63

                       Pro Forma Combined Per Share Data

                                                                  Six Months
                                                      Year Ended    Ended
                                                     December 30,  June 30,
                                                         2000        2001
                                                     ------------ ----------
Pro forma combined loss from continuing operations
  per share
Per Global Sports share--basic and diluted..........    $(9.81)     $(1.21)
Equivalent per Ashford share-basic and diluted(2)...    $(0.07)     $(0.01)

                                                        June 30,
                                                          2001
                                                        --------
Pro forma combined book value per share(3)
Per Global Sports share................................  $3.60
Equivalent per Ashford share(2)........................  $0.03

--------
(1) The historical book value per share is computed by dividing stockholders' equity by the number of common shares outstanding at the end of each period presented.

(2) The Ashford equivalent pro forma combined per share amounts are calculated by multiplying the Global Sports combined pro forma share amounts by the exchange ratio of 0.0076.

(3) The pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares outstanding at the end of the period.

                                 RISK FACTORS

   Ashford stockholders should consider the following risk factors in evaluating whether to vote for the adoption of the merger agreement. These factors should be considered in conjunction with the other information included in this prospectus/proxy statement.

Risks Relating to the Merger

If Global Sports does not realize the expected benefits of the merger, Global Sports' financial results, including earnings per share, could be adversely affected.

   Achieving the benefits of the merger will depend in part on the successful integration of Ashford's operations, technology, vendors, suppliers and personnel with those of Global Sports in a timely and efficient manner, and maintaining Ashford's relationships with key brand manufacturers. Integration efforts may be difficult and unpredictable because of possible cultural conflicts and different opinions on technical decisions, strategic plans and other decisions. Global Sports does not know whether it will be successful in these integration efforts and cannot give assurance that it will realize the expected benefits of the merger. If Global Sports cannot successfully integrate Ashford's operations, technology, vendors, suppliers and personnel, or maintain Ashford's relationships with key brand manufacturers, it may not realize the expected benefits of the merger and its business results of operations may be seriously harmed.

If Global Sports does not successfully integrate the business of Ashford and realize the expected benefits of the merger, it will have incurred significant costs, which may harm its business.

   Global Sports expects to incur costs and commit significant management time integrating Ashford's operations, technology, development programs, products and personnel. These costs may be substantial and may include costs for:

  .  employee severance;

  .  integration of operations; and

  . fees and expenses of professionals and consultants involved in completing the integration process.

Integrating the business of Ashford may divert management's attention away from operations.

   Successful integration of Ashford's operations, technology and personnel may place a significant burden on the management and internal resources of Global Sports and Ashford. The diversion of management's attention and any difficulties encountered in the transition and integration process could have a material adverse effect on the future business, financial condition and operating results of Global Sports.

Failure to retain key employees could diminish the benefits of the merger.

   One of the expected benefits of the merger is the addition of Ashford's key personnel. Global Sports has not entered into employment agreements with these individuals and therefore, cannot give assurance that it will be able to retain key personnel, or that the anticipated benefits of their expertise, experience and capabilities will be realized.

Because Ashford stockholders will receive a fixed amount of cash and a fixed number of shares of Global Sports common stock in the merger, if the market price of Global Sports common stock declines, the value of the merger consideration received by Ashford stockholders will be reduced.

   Upon completion of the merger, each Ashford stockholder will have the right to receive a combination of $0.125 in cash and 0.0076 of a share of Global Sports common stock in exchange for each share of Ashford common stock that the stockholder owns. No fractional shares of Global Sports common stock will be issued, and Ashford stockholders will receive cash in lieu of any fractional share of Global Sports common stock that they would otherwise be entitled to receive in the merger. Each of the components of the merger consideration is fixed and will not be adjusted based upon changes in the value of Global Sports common stock or changes in the value of Ashford common stock.

   The value of the Global Sports shares that Ashford stockholders will receive in the merger will not be known until the time of completion of the merger, and will change as the market price of Global Sports common stock goes up or down prior to that time. In recent years, and particularly in recent months, the stock market in general, and the securities of technology and e-commerce companies in particular, have experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the market price of Global Sports common stock. In addition, events or circumstances specific to Global Sports could cause the price of its common stock to decline. See "Risk Factors--Risks Relating to Global Sports." The market price of Global Sports common stock upon and after completion of the merger could be lower than the market price on the date of the merger agreement, the current market price and/or the market price on the date of the special meeting of Ashford stockholders or the date on which an Ashford stockholder votes on the adoption of the merger agreement. Ashford stockholders should obtain recent market quotations of Global Sports common stock and Ashford common stock before they vote on adoption of the merger agreement.

Failure to complete the merger could adversely affect Ashford's stock price, future business and operations.

   If the merger is not completed for any reason, Ashford may be subject to a number of material risks, including the following:

  . the price of Ashford common stock may decline to the extent that the market price prior to such termination reflects a market assumption that the merger will be completed;

  . costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed; and

  . Ashford may be required under certain circumstances to pay Global Sports a termination fee of $750,000, plus expenses.

   Further, if the merger were terminated and Ashford's board of directors sought another merger or business combination, there would be no assurance that it would be able to find a partner willing to pay an equivalent or more attractive price than the price Global Sports is offering in the merger. In addition, while the merger agreement is in effect, subject to very narrowly defined exceptions, Ashford is prohibited from soliciting, initiating, encouraging or entering into transactions such as a merger, sale of assets or other business combination with any party other than Global Sports.

   Global Sports' or Ashford's partners, vendors, suppliers, including key brand manufacturers, or customers, in response to the announcement or pendency of the merger, may delay or defer decisions concerning the relevant company. Any delay or deferral of those decisions by partners, vendors, suppliers or customers, or a decision by any of these parties to discontinue its relationship with Ashford or Global Sports, could have a material adverse effect on the business of the relevant company. Similarly, current and prospective Global Sports or Ashford employees may experience uncertainty about their future roles with Global Sports until Global Sports' plans with regard to Ashford are announced or fully executed. For example, Ashford and Global Sports have discussed terminating a significant number of Ashford employees in certain functional areas if the merger is completed. This may adversely affect Global Sports' or Ashford's ability to attract and retain key personnel.

The market price of Global Sports common stock may decline as a result of the merger.

   The market price of Global Sports common stock may decline as a result of the merger if:

  .  the integration of Ashford's business is unsuccessful;

  . Global Sports does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial analysts or investors; or

  . the effect of the merger on financial results is not consistent with the expectations of financial analysts or investors.

Ashford's directors have conflicts of interest that may have influenced them to recommend the adoption of the merger agreement, and Ashford's officers may have differing interests in the merger than the interests of Ashford stockholders generally.

   The directors and officers of Ashford participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or in addition to, the interests of Ashford stockholders generally, including the following:

  . The executive officers of Ashford have outstanding, as of September 30, 2001, stock options to purchase an aggregate of 4,431,250 shares of Ashford common stock. Vesting of these options accelerates in full upon completion of the merger.

  . The non-employee members of Ashford's board of directors have outstanding, as of September 30, 2001, stock options to purchase an aggregate of 788,269 shares of Ashford common stock. Vesting of these options accelerates in full upon completion of the merger.

  . Global Sports has agreed to keep in place all rights to indemnification existing in favor of the directors and officers of Ashford for their acts and omissions occurring prior to the effective time of the merger, as provided in Ashford's bylaws and in the indemnification agreements between Ashford and its directors and officers, for a period of six years from the effective time of the merger.

  . Global Sports has agreed to cause the surviving corporation to maintain officers' and directors' liability insurance in specified amounts and for specified periods following the effective time of the merger, covering the directors and officers of Ashford for their acts and omissions occurring prior to the effective time of the merger.

   For the above reasons, the directors of Ashford could be more likely to vote to approve the merger agreement and recommend its adoption by Ashford stockholders, than if they did not hold these interests. Ashford stockholders should consider whether these interests may have influenced Ashford's directors to recommend, or Ashford's directors and officers to support, adoption of the merger agreement.

Risks Relating to Global Sports

Global Sports' future success cannot be predicted based upon its limited e-commerce operating history.

   Although Global Sports commenced operations in 1987, it did not initiate its e-commerce business until the first quarter of 1999 and did not begin operating its e-commerce business until the fourth quarter of 1999. Prior to the fourth quarter of 1999, when it launched the e-commerce businesses it operates for its partners, 100% of Global Sports' revenues had been generated by its discontinued operations. The sale of the discontinued operations was completed in May 2000. Accordingly, 100% of Global Sports' revenues are currently generated through its e-commerce business. Based on Global Sports' limited experience with its e-commerce business, it is difficult to predict whether Global Sports will be successful. Thus, Global Sports' chances of financial and operational success should be evaluated in light of the risks, uncertainties, expenses, delays and difficulties associated with operating a business in a relatively new and unproven market, many of which may be beyond its control. Global Sports' failure to address these issues could have a material adverse effect on its business, results of operations and financial condition.

   Although Global Sports refers to the retailers, media companies and professional sports organizations for which it develops and operates e-commerce businesses as its "partners," Global Sports does not act as an agent or legal representative for any of its partners. Global Sports does not have the power or authority to legally bind any of its partners. Similarly, its partners do not have the power or authority to legally bind Global Sports. In addition, Global Sports does not have the types of liabilities for its partners that a general partner of a partnership would have.

Global Sports expects increases in its operating expenses and continuing losses.

   Global Sports incurred substantial losses in fiscal 1999, fiscal 2000 and during the first six months of fiscal 2001, and as of June 30, 2001, it had an accumulated deficit of $117.4 million. Global Sports has not achieved profitability from its continuing operations. Global Sports may not obtain enough customer traffic or a high enough volume of purchases from its partners' e-commerce businesses to generate sufficient revenues to achieve profitability. Global Sports could continue to incur operating and net losses. There can be no assurances that Global Sports will be able to achieve profitability from its continuing operations.

   Global Sports will continue to incur significant operating expenses and capital expenditures as it:

  .  enhances its distribution and order fulfillment capabilities;

  .  further improves its order processing systems and capabilities;

  . develops enhanced technologies and features to improve its partners' e-commerce businesses;

  . enhances its customer service capabilities to better serve its customers' needs;

  . increases its general and administrative functions to support its growing operations; and

  .  continues its sales and marketing activities.

   Because Global Sports will incur many of these expenses before it receives any revenues from its efforts, its losses will be greater than the losses it would incur if it developed its business more slowly. In addition, Global Sports may find that these efforts are more expensive than it currently anticipates, which would further increase its losses. Also, the timing of these expenses may contribute to fluctuations in Global Sports' quarterly operating results.

Prior to the recent expansion of Global Sports' relationship with Bluelight.com, Global Sports' business had been limited to the sporting goods industry. Through the proposed acquisition of Ashford, Global Sports intends to expand its operations into the luxury goods industry. Global Sports may not be able to successfully expand its operations into new industries.

   Until recently, Global Sports' business had been limited to the sporting goods industry. Through the recent expansion of Global Sports' relationship with Bluelight.com, Global Sports has begun to expand its operations into other industries, including electronics and home products. Through the proposed acquisition of Ashford, Global Sports intends to further expand its business into the luxury goods industry. In order to successfully expand its business into these industries, Global Sports must develop and maintain relationships with manufacturers in these industries and hire and retain skilled personnel to help manage these areas of its business. Global Sports' failure to successfully expand its business into these industries could adversely affect its business, results of operations and financial condition.

Global Sports' success is tied to the success of the retail industry and its partners for which it operates e-commerce businesses.

   Global Sports' future success is substantially dependent upon the success of the retail industry and its partners for which it operates e-commerce businesses. From time to time, the retail industry has experienced downturns. Any downturn in the retail industry could adversely affect Global Sports' business. In addition, if Global Sports' partners were to have financial difficulties or seek protection from their creditors, or if Global

Sports is unable to replace its partners or obtain new partners, it could adversely affect Global Sports' business, financial condition and results of operations.

Global Sports enters into contracts with its partners. If Global Sports does not maintain good working relationships with its partners or perform as required under these agreements it could adversely affect Global Sports' business.

   The contracts between Global Sports and its partners establish new and complex relationships between Global Sports and its partners. Global Sports spends a significant amount of time and effort to maintain its relationships with its partners and address the issues that from time to time may arise from these new and complex relationships. If Global Sports does not maintain a good working relationship with its partners or perform as required under these agreements, its partners could seek to terminate the agreements prior to the end of the term or they could decide not to renew the contracts at the end of the term. This could adversely affect Global Sports' business, financial condition and results of operations. Moreover, Global Sports' partners could decide not to renew these contracts for reasons not related to Global Sports' performance.

Global Sports' operating results are difficult to predict. If Global Sports fails to meet the expectations of public market analysts and investors, the market price of its common stock may decline significantly.

   Global Sports' annual and quarterly operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of Global Sports' control. Because Global Sports' operating results may be volatile and difficult to predict, quarter-to-quarter comparisons of its operating results may not be a good indication of its future performance. In some future quarter, Global Sports' operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of Global Sports common stock may decline significantly.

   Factors that may harm Global Sports' business or cause its operating results to fluctuate include the following:

  .  its inability to retain existing partners or to obtain new partners;

  . its inability to obtain new customers at a reasonable cost, retain existing customers or encourage repeat purchases;

  . decreases in the number of visitors to the e-commerce businesses operated by Global Sports or the inability to convert these visitors into customers;

  . its failure to offer an appealing mix of products, including sporting goods, apparel and footwear;

  . its inability to adequately maintain, upgrade and develop its partners' Web sites, the systems used to process customers' orders and payments or its computer network;

  . the ability of its competitors to offer new or superior e-commerce businesses, services or products;

  .  price competition that results in lower profit margins or losses;

  . its inability to obtain specific products and brands or unwillingness of vendors to sell their products to Global Sports;

  . unanticipated fluctuations in the amount of consumer spending on various products that Global Sports sells, which tend to be discretionary spending items;

  .  increases in the cost of advertising;

  . increases in the amount and timing of operating costs and capital expenditures relating to expansion of Global Sports operations;

  . unexpected increases in shipping costs or delivery times, particularly during the holiday season;

  . technical difficulties, system security breaches, system downtime or Internet slowdowns;

  .  seasonality;

  .  its inability to manage inventory levels or control inventory theft;

  . its inability to manage distribution operations or provide adequate levels of customer service;

  .  an increase in the level of Global Sports' product returns;

  .  government regulations related to use of the Internet for commerce; and

  . unfavorable economic conditions specific to the Internet, e-commerce or the industries in which Global Sports operates.

Seasonal fluctuations in sales could cause wide fluctuations in Global Sports' quarterly results.

   Global Sports expects to experience seasonal fluctuations in its revenues. These seasonal patterns will cause quarterly fluctuations in its operating results. In particular, Global Sports expects that its fourth fiscal quarter will account for a disproportionate percentage of its total annual revenues. In anticipation of increased sales activity during its fourth fiscal quarter, Global Sports may hire a significant number of temporary employees to bolster its permanent staff and significantly increase its inventory levels. For this reason, if Global Sports' revenues were below seasonal expectations during the fourth fiscal quarter, its annual operating results could be below the expectations of securities analysts and investors.

   Due to the limited operating history of its e-commerce business, it is difficult to predict the seasonal pattern of Global Sports' sales and the impact of this seasonality on its business and financial results. In the future, Global Sports' seasonal sales patterns may become more pronounced, may strain its personnel, product distribution and shipment activities and may cause a shortfall in revenues as compared to expenses in a given period.

Global Sports has been unable to fund its e-commerce operations with the cash generated from its business. If Global Sports does not generate cash sufficient to fund its operations, Global Sports may in the future need additional financing to continue its growth or its growth may be limited.

   Because Global Sports has not generated sufficient cash from operations to date, it has funded its e-commerce operations primarily from the sale of equity securities. Cash from revenues must increase significantly for Global Sports to fund anticipated operating expenses internally. If Global Sports' cash flows are insufficient to fund these expenses, Global Sports may in the future need to fund its growth through additional debt or equity financings or reduce costs. Further, Global Sports may not be able to obtain financing on satisfactory terms. Its inability to finance its growth, either internally or externally, may limit Global Sports' growth potential and its ability to execute its business strategy. If Global Sports issues securities to raise capital, its existing stockholders may experience additional dilution or the new securities may have rights senior to those of its common stock.

Global Sports must develop and maintain relationships with key brand manufacturers to obtain a sufficient assortment and quantity of quality merchandise on acceptable commercial terms. If Global Sports is unable to do so, it could adversely affect its business, results of operations and financial condition.

   Global Sports primarily purchases the products it offers directly from the manufacturers of the products. If Global Sports is unable to develop and maintain relationships with these manufacturers, Global Sports may be unable to obtain or continue to carry a sufficient assortment and quantity of quality merchandise on acceptable commercial terms and its business could be adversely impacted. Global Sports does not have written contracts with most of its manufacturers. Manufacturers could stop selling products to Global Sports and may ask it to remove their products or logos from its partners' Web sites. In some circumstances, Global Sports' partners purchase products directly from manufacturers for sale on their Web sites. If Global Sports or its partners are unable to obtain products directly from manufacturers, especially popular brand manufacturers, Global Sports may not be able to obtain the same or comparable merchandise in a timely manner or on acceptable commercial terms. For example, Global Sports is currently not authorized to offer some popular brands of sporting goods, such as Nike, although Global Sports is authorized to sell the remaining Nike inventory held by Fogdog, Inc. on the fogdog.com Web site. There can be no assurance that Global Sports will be able to offer these brands in the future or that Global Sports will continue to be able to offer brands it currently offers. If Global Sports is unable to offer a sufficient assortment and quantity of quality products at acceptable prices, Global Sports may lose sales and market share.

Capacity constraints or system failures could materially and adversely affect Global Sports' business, results of operations and financial condition.

   Any system failure, including network, software or hardware failure, that causes interruption of the availability of Global Sports' partners' Web sites could result in decreased usage of these Web sites. If these failures are sustained or repeated, they could reduce the attractiveness of Global Sports' partners' Web sites to customers, vendors and advertisers. Global Sports' operations are subject to damage or interruption from:

  .  fire, flood, earthquake or other natural disasters;

  .  power losses, interruptions or brown-outs;

  .  Internet, telecommunications or data network failures;

  .  physical and electronic break-ins or security breaches;

  .  computer viruses; and

  .  other similar events.

   Global Sports launched its first partners' e-commerce businesses in the fourth quarter of fiscal 1999. The limited time during which Global Sports has been operating these businesses, as well as the inherent unpredictability of the events described above, makes it difficult to predict whether the occurrence of any of these events is likely. If any of these events do occur, they could result in interruptions, delays or cessations in service to users of Global Sports' partners' Web sites, which could have a material adverse effect on Global Sports' business, results of operations and financial condition.

   In addition, Global Sports maintains its computers on which it operates its partners' Web sites at the facility of a third-party hosting company. Global Sports cannot control the maintenance and operation of this facility, which is also susceptible to similar disasters and problems. Global Sports' insurance policies may not adequately compensate it for any losses that it may incur. Any system failure that causes an interruption in Global Sports' service or a decrease in responsiveness could harm its relationships with its customers and result in reduced revenues.

Global Sports may be unable to protect its proprietary technology or keep up with that of its competitors.

   Global Sports' success depends to a significant degree upon the protection of its software and other proprietary intellectual property rights. Global Sports may be unable to deter misappropriation of its proprietary information, detect unauthorized use and take appropriate steps to enforce its intellectual property rights. In addition, Global Sports' competitors could, without violating its proprietary rights, develop technologies that are as good as or better than Global Sports' technology.

   Global Sports' failure to protect its software and other proprietary intellectual property rights or to develop technologies that are as good as its competitors' could put it at a disadvantage to its competitors. In addition, the failure of Global Sports' partners to protect their intellectual property rights, including their domain names, could impair its operations. These failures could have a material adverse effect on Global Sports' business, results of operations and financial condition.

If Global Sports does not respond to rapid technological changes, its services could become obsolete and it could lose customers.

   Global Sports may face material delays in introducing new services, products and enhancements. If this happens, Global Sports' customers may forgo the use of its partners' e-commerce businesses and use those of its competitors. To remain competitive, Global Sports must continue to enhance and improve the functionality and features of its partners' e-commerce businesses. The Internet and the online commerce industry are rapidly changing. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, Global Sports' partners' existing Web sites and its proprietary technology and systems may become obsolete.

   Developing Global Sports' partners' e-commerce businesses and other proprietary technology entails significant technical and business risks. Global Sports may use new technologies ineffectively or it may fail to adapt its partners' Web sites, its order processing systems and its computer network to meet customer requirements or emerging industry standards.

Global Sports may be subject to intellectual property claims or competition or trade practices claims that could be costly and could disrupt its business.

   Third parties may assert that Global Sports' business or technologies infringe their intellectual property rights. From time to time, Global Sports may receive notices from third parties questioning its right to present specific images or logos on its partners' Web sites, or stating that Global Sports has infringed their trademarks or copyrights. Global Sports may in the future receive claims that it is engaging in unfair competition or other illegal trade practices. Global Sports may be unsuccessful in defending against these claims, which could result in substantial damages, fines or other penalties. The resolution of a claim could also require Global Sports to change how it does business, redesign its partners' Web sites and other systems or enter into burdensome royalty or licensing agreements. These license or royalty agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Global Sports' insurance coverage may not be adequate to cover every claim that third parties could assert against it. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management's time and disruptions in Global Sports' business. Any of these claims could also harm Global Sports' reputation.

Global Sports relies on its developing relationships with online services, search engines, directories and other Web sites and e-commerce businesses to drive traffic to the e-commerce businesses it operates. If Global Sports is unable to develop or maintain these relationships, its business, financial condition and results of operations could be adversely affected.

   Global Sports has relationships with online services, search engines, directories and other Web sites and e-commerce businesses to provide content, advertising banners and other links that link to its partners' Web sites. Global Sports expects to rely on these relationships as significant sources of traffic to its partners' Web sites and to generate new customers. If Global Sports is unable to develop satisfactory relationships on acceptable terms, Global Sports' ability to attract new customers could be harmed. Further, many of the parties with which Global Sports may have online advertising arrangements could provide advertising services for other marketers of goods Global Sports provides. As a result, these parties may be reluctant to enter into or maintain relationships with Global Sports. Failure to achieve sufficient traffic or generate sufficient revenue from purchases originating from third-parties may result in termination of these types of relationships. Without these relationships, Global Sports may not be able to sufficiently increase its market share and its business, financial condition and results of operations could be adversely affected.

Global Sports' success is dependent upon its executive officers and other key personnel.

   Global Sports' success depends to a significant degree upon the contribution of its executive officers and other key personnel, particularly Michael G. Rubin, Chairman, President and Chief Executive Officer. Global Sports has employment agreements with some of its executive officers and key personnel. Global Sports cannot be sure, however, that it will be able to retain or attract executive, managerial and other key personnel. Global Sports has obtained key person life insurance for Mr. Rubin in the amount of $9.0 million. Global Sports has not obtained key person life insurance for any of its other executive officers or key personnel.

Global Sports may be unable to hire and retain the skilled personnel necessary to develop its business.

   Global Sports intends to continue to hire a number of skilled personnel. Competition for these individuals is intense, and Global Sports may not be able to attract, assimilate or retain highly qualified personnel in the future. Global Sports' failure to attract and retain the highly trained personnel that are integral to its business may limit its growth rate, which would harm its business.

Global Sports may not be able to compete successfully against current and future competitors, which could harm its margins and its business.

   The e-commerce market is rapidly evolving and extremely competitive. Increased competition could result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm Global Sports' business, financial condition and results of operations. Global Sports competes with a variety of companies, including:

  . e-commerce businesses of specialty retailers and catalogs such as Footlocker.com and REI.com;

  . e-commerce businesses of traditional general merchandise retailers such as Target.com and WalMart.com;

  . e-commerce businesses of specialty manufacturers such as adidas.com and Nike.com; and

  . e-commerce businesses that are associated with full-line sporting goods stores such as Shopsports.com.

   In addition, Global Sports competes with companies that may be able to provide solutions to companies that wish to establish e-commerce businesses, including:

  .  third party providers, such as Amazon.com and USA Networks; and

  . third-party fulfillment and customer services providers, such as Fingerhut, Keystone Internet Services and ClientLogic.

   Finally, Global Sports competes with traditional channels of distribution for its specialty goods, including full-line retailers, specialty retailers, general merchandise retailers, catalogs and manufacturers' direct stores.

If Global Sports experiences problems in its fulfillment, warehouse and distribution operations, it could lose customers.

   Although Global Sports operates its own fulfillment center, Global Sports relies upon multiple third parties for the shipment of its products. Global Sports also relies upon certain vendors to ship products directly to its customers. As a result, Global Sports is subject to the risks associated with the ability of these vendors to successfully and timely fulfill and ship customer orders and to successfully handle its inventory delivery services to meet its shipping needs. The failure of these vendors to provide these services, or the termination or interruption of these services, could adversely affect Global Sports' business, results of operations and financial condition.

Sporting goods and apparel are subject to changing consumer preferences. If Global Sports fails to anticipate these changes, it could experience lower sales, higher inventory markdowns and lower margins.

   Global Sports' success depends, in part, upon its ability to anticipate and respond to trends in sporting goods merchandise and consumers' participation in sports. Consumers' tastes in apparel and sporting goods equipment are subject to frequent and significant changes, due in part to manufacturers' efforts to incorporate advanced technologies into some types of sporting goods. In addition, the level of consumer interest in a given sport can fluctuate dramatically. If Global Sports fails to identify and respond to changes in sporting goods merchandising and recreational sports participation, its sales could suffer and it could be required to mark down unsold inventory. This would depress Global Sports' profit margins. In addition, any failure to keep pace with changes in consumers' recreational sports habits could result in lost opportunities which could have an adverse effect on Global Sports' business, results of operations and financial condition.

High merchandise returns could adversely affect Global Sports' business, financial condition and results of operations.

   Global Sports' policy for allowing its customers to return products is generally consistent with the policies of each of Global Sports' partners for which it operates e-commerce businesses. If merchandise returns are significant, Global Sports' business, financial condition and results of operations could be adversely affected.

Global Sports may be subject to product liability claims that could be costly and time-consuming.

   Global Sports sells products manufactured by third parties, some of which may be defective. If any product that Global Sports sells were to cause physical injury or injury to property, the injured party or parties could bring claims against Global Sports as the retailer of the product. Global Sports' insurance coverage may not be adequate to cover every claim that could be asserted. Similarly, Global Sports could be subject to claims that users of its partners' Web sites were harmed due to their reliance on its product information, product selection guides, advice or instructions. If a successful claim were brought against Global Sports in excess of its insurance coverage, it could adversely affect Global Sports' business. Even unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on Global Sports' business.

Global Sports may be liable if third parties misappropriate its customers' personal information.

   If third parties are able to penetrate Global Sports' network security or otherwise misappropriate its customers' personal information or credit card information or if Global Sports gives third parties improper access to its customers' personal information or credit card information, Global Sports could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for other misuses of personal information, including unauthorized marketing purposes. These claims could result in litigation. Liability for misappropriation of this information could adversely affect Global Sports' business. In addition, the Federal Trade Commission and state agencies have been investigating various Internet companies regarding their use of personal information. Global Sports could incur additional expenses if new regulations regarding the use of personal information are introduced or if government agencies investigate Global Sports' privacy practices.

Global Sports is controlled by certain principal stockholders.

   As of September 1, 2001, Michael G. Rubin, Global Sports' Chairman, President and Chief Executive Officer, beneficially owned 19.1%, funds affiliated with SOFTBANK America Inc., or SOFTBANK, beneficially owned 23.4% and Interactive Technology Holdings, LLC, or ITH, a joint venture company formed by Comcast Corporation and QVC, Inc., beneficially owned 24.3% of Global Sports' outstanding common stock. Should they decide to act together, Mr. Rubin, SOFTBANK and ITH would be in a position to exercise control over most matters requiring stockholder approval, including the election or removal of directors, approval of significant corporate transactions and the ability generally to direct Global Sports' affairs. Furthermore, the stock purchase agreements pursuant to which SOFTBANK and ITH acquired their shares of Global Sports common stock provide that SOFTBANK and ITH each have the right to designate up to two members of Global Sports' board of directors. This concentration of ownership and SOFTBANK's and ITH's right to designate members to Global Sports' board of directors may have the effect of delaying or preventing a change in control of Global Sports, including transactions in which stockholders might otherwise receive a premium over current market prices for their shares.

From time to time, Global Sports may acquire or invest in other companies. There are risks associated with potential acquisitions and investments. As a result, Global Sports may not achieve the expected benefits of potential acquisitions.

   If Global Sports is presented with appropriate opportunities, it may make investments in complementary companies, products or technologies or it may purchase other companies. Global Sports may not realize the anticipated benefits of any investment or acquisition. Global Sports may not be able to successfully assimilate the additional personnel, operations, acquired technology and products into its business. Any acquisition may further strain its existing financial and managerial controls and reporting systems and procedures. In addition, key personnel of the acquired company may decide not to work for Global Sports. These difficulties could disrupt Global Sports' ongoing business, distract its management and employees or increase its expenses. Further, the physical expansion in facilities that would occur as a result of any acquisition may result in disruptions that seriously impair Global Sports' business. Finally, Global Sports may have to incur debt or issue equity securities to pay for any acquisitions or investments, the issuance of which could be dilutive to its stockholders.

Global Sports may expand its business internationally, causing its business to become increasingly susceptible to numerous international business risks and challenges that could affect its profitability.

   Global Sports believes that the current globalization of the economy requires businesses to consider pursuing international expansion. In the future, Global Sports may expand into international markets. International sales are subject to inherent risks and challenges that could adversely affect Global Sports' profitability, including:

  . the need to develop new supplier and manufacturer relationships, particularly because major manufacturers may require that Global Sports' international operations deal with local distributors;

  .  unexpected changes in international regulatory requirements and tariffs;

  .  difficulties in staffing and managing foreign operations;

  .  longer payment cycles from credit card companies;

  .  greater difficulty in accounts receivable collection;

  .  potential adverse tax consequences;

  .  price controls or other restrictions on foreign currency; and

  .  difficulties in obtaining export and import licenses.

   To the extent Global Sports generates international sales in the future, any negative impact on its international business could negatively impact its business, operating results and financial condition as a whole. In particular, gains and losses on the conversion of foreign payments into United States dollars may contribute to fluctuations in Global Sports' results of operations and fluctuating exchange rates could cause reduced gross revenues and/or gross margins from non-dollar-denominated international sales.

Global Sports' success is tied to the continued growth in the use of the Internet and the adequacy of the Internet infrastructure.

   Global Sports' future success is substantially dependent upon continued growth in the use of the Internet. The number of users and advertisers on the Internet may not increase and commerce over the Internet may not become more accepted and widespread for a number of reasons, including:

  .  actual or perceived lack of security of information or privacy protection;

  .  lack of access and ease of use;

  .  congestion of traffic on the Internet;

  . inconsistent quality of service and lack of availability of cost-effective, high-speed service;

  . possible disruptions, computer viruses or other damage to the Internet servers or to users' computers;

  .  excessive governmental regulation;

  .  uncertainty regarding intellectual property ownership; and

  .  lack of high-speed modems and other communications equipment.

   Published reports have also indicated that growth in the use of the Internet has resulted in users experiencing delays, transmission errors and other difficulties. As currently configured, the Internet may not support an increase in the number or requirements of users. In addition, there have been outages and delays on the Internet as a result of damage to the current infrastructure. The amount of traffic on Global Sports' partners' Web sites could be materially affected if there are outages or delays in the future. The use of the Internet may also decline if there are delays in the development or adoption of modifications by third parties that are required to support increased levels of activity on the Internet. If any of the foregoing occurs, or if the Internet does not become a viable commercial medium, Global Sports' business, results of operations and financial condition could be materially adversely affected. In addition, Global Sports may be required to spend significant capital to adapt its operations to any new or emerging technologies relating to the Internet.

The technology of the Internet is changing rapidly and could render the Web sites which Global Sports operates obsolete.

   The technology of the Internet and e-commerce is evolving rapidly for many reasons, including:

  .  customers frequently changing their requirements and preferences;

  .  competitors frequently introducing new products and services; and

  . industry associations and others creating new industry standards and practices.

   These changes could render the Web sites that Global Sports operates obsolete. Global Sports' ability to attract customers could be seriously impaired if it does not accomplish the following tasks:

  .  continually enhance and improve its partners' Web sites;

  .  identify, select and obtain leading technologies useful in its business;
     and

  . respond to technological advances and emerging industry standards in a cost-effective and timely manner.

Customers may be unwilling to use the Internet to purchase goods.

   Global Sports' long-term future depends heavily upon the general public's willingness to use the Internet as a means to purchase goods. The failure of the Internet to develop into an effective commercial tool would seriously damage Global Sports' future operations. E-commerce is a relatively new concept, and large numbers of customers may not begin or continue to use the Internet to purchase goods. The demand for and acceptance of products sold over the Internet are highly uncertain, and most e-commerce businesses have a short track record. If consumers are unwilling to use the Internet to conduct business, Global Sports' business may not develop profitably. The Internet may not succeed as a medium of commerce because of delays in developing elements of the needed Internet infrastructure, such as a reliable network, high-speed modems, high-speed communication lines and other enabling technologies.

The security risks of e-commerce may discourage customers from purchasing goods from Global Sports.

   In order for the e-commerce market to develop successfully, Global Sports and other market participants must be able to transmit confidential information securely over public networks. Third parties may have the technology or know-how to breach the security of customer transaction data. Any breach could cause customers to lose confidence in the security of Global Sports' partners' Web sites and choose not to purchase from those Web sites. If someone is able to circumvent Global Sports' security measures, he or she could destroy or steal valuable information or disrupt the operation of Global Sports' partners' Web sites. Concerns about the security and privacy of transactions over the Internet could inhibit the growth of the Internet and e-commerce. Global Sports' security measures may not effectively prohibit others from obtaining improper access to the information on its partners' Web sites. Any security breach could expose Global Sports to risks of loss, litigation and liability and could seriously disrupt its operations.

Credit card fraud could adversely affect Global Sports' business.

   Global Sports does not carry insurance against the risk of credit card fraud, so the failure to adequately control fraudulent credit card transactions could increase Global Sports' general and administrative expenses. Global Sports has put in place technology to help it detect the fraudulent use of credit card information. To date, Global Sports has not suffered material losses related to credit card fraud. However, Global Sports may in the future suffer losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, Global Sports is liable for fraudulent credit card transactions because it does not obtain a cardholder's signature.

If one or more states successfully assert that Global Sports should collect sales or other taxes on the sale of Global Sports' merchandise, its business could be harmed.

   Global Sports does not currently collect sales or other similar taxes for physical shipments of goods into states other than Kentucky and Pennsylvania. One or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on Global Sports and other out-of-state companies that engage in online commerce. Global Sports' business could be adversely affected if one or more states or any foreign country successfully asserts that Global Sports should collect sales or other taxes on the sale of its merchandise.

Existing or future government regulation could harm Global Sports' business.

   Global Sports is subject to the same federal, state and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed towards conducting business on the Internet. However, due to the increasing popularity and use of the Internet, many laws and regulations relating to the Internet are being debated at the state and federal levels. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy could also harm Global Sports' business. For example, United States and foreign laws regulate Global Sports' ability to use customer information and to develop, buy and sell mailing lists. The vast majority of these laws were adopted prior to the advent of the Internet, and do not contemplate or address the unique issues raised thereby. Those laws that do reference the Internet, such as the Digital Millennium Copyright Act, are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. These current and future laws and regulations could adversely affect Global Sports' future business, results of operation and financial condition.

Laws or regulations relating to user information and online privacy may adversely affect the growth of Global Sports' Internet business or its marketing efforts.

   Global Sports is subject to increasing regulation at the federal and state levels relating to online privacy and the use of personal user information. Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has adopted regulations regarding the collection and use of personal identifying information obtained from children under 13. In addition, bills pending in Congress would extend online privacy protections to adults. Laws and regulations of this kind may include requirements that Global Sports establish procedures to disclose and notify users of privacy and security policies, obtain consent from users for collection and use of information, or provide users with the ability to access, correct and delete personal information stored by Global Sports. Even in the absence of those regulations, the Federal Trade Commission has settled several proceedings resulting in consent decrees in which Internet companies have been required to establish programs regarding the manner in which personal information is collected from users and provided to third parties. Global Sports could become a party to a similar enforcement proceeding. These regulatory and enforcement efforts could also harm Global Sports' ability to collect demographic and personal information from users, which could be costly or adversely affect its marketing efforts.

Global Sports has never paid dividends on its common stock and does not anticipate paying dividends in the foreseeable future.

   Global Sports has never paid cash dividends on its common stock and does not anticipate that any cash dividends will be declared or paid in the foreseeable future.

It may be difficult for a third party to acquire Global Sports and this could depress Global Sports' stock price.

   Pursuant to Global Sports' amended and restated certificate of incorporation, Global Sports has authorized a class of 5,000,000 shares of preferred stock, which Global Sports' board of directors may issue with terms, rights, preferences and designations as the board may determine and without any vote of the stockholders, unless otherwise required by law. Issuing the preferred stock, depending upon the terms, rights, preferences and designations set by Global Sports' board, may delay, deter or prevent a change in control of Global Sports. Issuing additional shares of common stock could result in dilution of the voting power of the current holders of Global Sports common stock. In addition, "anti-takeover" provisions of Delaware law may restrict the ability of the stockholders to approve a merger or business combination or obtain control of Global Sports.

There are limitations on the liabilities of Global Sports' directors.

   Pursuant to Global Sports' amended and restated certificate of incorporation and under Delaware law, Global Sports' directors are not liable to Global Sports or its stockholders for monetary damages for breach of fiduciary duty, except for liability for breach of a director's duty of loyalty, acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases that are unlawful under Delaware law or any transaction in which a director has derived an improper personal benefit. In addition, Global Sports has entered into indemnification agreements with each of its directors. These agreements, among other things, require Global Sports to indemnify each director for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by Global Sports or in Global Sports' right, arising out of the person's services as one of Global Sports' directors.

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

Risks Relating to Ashford

Ashford may be unable to meet its future capital requirements.

   If Ashford's current cash and cash that may be generated from future operations are insufficient to satisfy its liquidity requirements, Ashford may seek to sell additional equity or debt securities or to obtain additional credit facilities from lenders. Ashford cannot be certain that financing will be available to Ashford on favorable terms when required, or at all. If Ashford raises funds through the issuance of equity, equity-related or debt securities, the securities may have rights, preferences or privileges senior to those of the rights of Ashford common stock and its stockholders may experience dilution. Ashford requires substantial working capital to fund its business. Since its inception, Ashford has experienced negative cash flow from operations and expects to experience negative cash flow from operations in the future. Accordingly, there is substantial doubt as to Ashford's ability to continue as a going concern. Ashford believes it has sufficient funds for its anticipated needs for working capital and capital expenditures through at least the end of the next fiscal year. After that, Ashford may need to raise additional funds.

Ashford's limited operating history makes forecasting difficult. Because most of Ashford's expenses are fixed based on planned operating results, failure to accurately forecast revenue could cause net losses in a given quarter to be greater than expected.

   Ashford was incorporated in March 1998 and began selling products on its Web site in April 1998. Accordingly, Ashford has an extremely limited operating history upon which to base an evaluation of its business and prospects. Ashford's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. As a result of its limited operating history, it is difficult to accurately forecast Ashford's net sales and Ashford has limited meaningful historical financial data upon which to base planned operating expenses. Ashford bases its current and future expense levels on its operating plans and estimates of future net sales, and its expenses are to a large extent fixed. Sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders Ashford receives, which is uncertain. As a result, Ashford may be unable to adjust its spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause Ashford's net losses in a given quarter to be greater than expected.

Ashford anticipates future losses and negative cash flow, which may limit or delay Ashford's ability to become profitable.

   Since its formation, Ashford has made significant expenditures on its technology, Web site development, advertising, hiring of personnel and startup costs. As a result, Ashford has incurred losses since its inception and expects to experience negative cash flow during future periods. Ashford expects to incur additional costs and expenses related to:

  .  brand development, marketing and other promotional activities;

  . the continued maintenance and development of its Web site, the systems and staff that process customer orders and payments and its computer network;

  .  the expansion of its product offerings and Web site content; and

  .  development of relationships with strategic business partners.

   Ashford's ability to become profitable depends on its ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels, both of which are uncertain. If Ashford does achieve profitability, Ashford cannot be certain that it would be able to sustain or increase profitability on a quarterly or annual basis in the future. See "Ashford Management's Discussion and Analysis of Financial Condition and Results of Operations."

Ashford's operating results are volatile and difficult to predict. If Ashford fails to meet the expectations of public market analysts and investors, the market price of Ashford common stock may decline significantly.

   Ashford's quarterly operating results have fluctuated in the past, and Ashford expects both its quarterly and annual operating results to fluctuate significantly in the future. Because its operating results are volatile and difficult to predict, Ashford believes that quarter-to-quarter comparisons of its operating results are not a good indication of its future performance. In some future quarter, Ashford's operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of Ashford common stock may decline significantly. The following are material factors that may harm Ashford's business or cause its operating results to fluctuate:

  . its inability to obtain new customers at reasonable cost, retain existing customers or encourage repeat purchases;

  .  seasonality;

  .  its inability to manage inventory levels or control inventory theft;

  .  its inability to manage its fulfillment operations;

  . its inability to adequately maintain, upgrade and develop its Web site, the systems that Ashford uses to process customer orders and payments or its computer network;

  . the ability of its competitors to offer new or enhanced Web sites, services or products;

  .  its inability to obtain product lines from its suppliers;

  .  the availability and pricing of merchandise from vendors; and

  .  increases in the cost of online or offline advertising.

   A number of factors will cause Ashford's gross margins to fluctuate in future periods, including the mix of corporate sales to traditional retail sales, the mix of products Ashford sells, inventory management, marketing and supply decisions, inbound and outbound shipping and handling costs, the level of product returns and the level of discount pricing and promotional coupon usage. Any change in one or more of these factors could reduce Ashford's gross margins in future periods. See "Ashford Management's Discussion and Analysis of Financial Condition and Results of Operations."

Ashford common stock may be delisted from the Nasdaq National Market.

   On April 9, 2001, Ashford received notice from Nasdaq that its common stock had failed to maintain Nasdaq's minimum bid price closing requirement of $1.00 and that such failure had continued beyond the 90 day probationary period allowed under the Nasdaq National Marketplace Rules. The letter specified that, as a result of Ashford's failure to maintain the minimum bid price closing requirement, its common stock would be delisted at the close of business on July 18, 2001. However, Ashford appealed the decision, and the delisting was stayed pending a hearing before the Nasdaq Qualifications Panel.

   On September 11, 2001, Ashford received notice from Nasdaq that Ashford did not comply with the market value of the public float requirement set forth in the Nasdaq National Marketplace Rules.

   On September 27, 2001, Nasdaq announced that in response to the extraordinary market conditions following the events of September 11, 2001, Nasdaq was implementing a moratorium on the minimum bid and public float requirements for continued listing on Nasdaq. These requirements were suspended until January 2, 2002.

   On August 27, 2001 Ashford held its annual meeting, in which its stockholders approved a 1-for-10 reverse stock split that was to be implemented on October 15, 2001. As the meeting was held prior to the moratorium announced by Nasdaq, Ashford believed that the reverse stock split was the most effective means to avoid a delisting of its common stock from Nasdaq.

   Ashford's board of directors has delayed implementing the reverse stock split because of the proposed merger and Nasdaq's recent suspension of the listing requirements. If the merger does not occur and Ashford's common stock continues to trade on the Nasdaq National Market, Ashford may have to implement the reverse stock split if the moratorium is revoked and the listing requirements are reinstated.

   Ashford cannot predict whether the reverse stock split, if ultimately implemented, would increase the market price for its common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that the market price per share of Ashford common stock following the reverse stock split would either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq or that Ashford will otherwise meet the requirements of Nasdaq for continued inclusion for trading on Nasdaq. A reverse stock split could negatively impact the value of Ashford's stock by allowing additional downward pressure on the stock price as its relative value per share becomes greater following the reverse split. That is to say, the stock, at its new, higher price, has farther to fall and therefore more room for investors to short or otherwise trade the value of the stock downward. Similarly, a delisting may negatively impact the value of the stock as stocks trading on the over-the-counter market are typically less liquid and trade with larger variations between the bid and ask price.

   The market price of Ashford common stock will also be based on Ashford's performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Ashford common stock declines, the percentage decline as an absolute number and as a percentage of Ashford's overall market capitalization may be greater than would occur in the absence of a reverse stock split. Furthermore, liquidity of Ashford common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Ashford expects to experience seasonal fluctuations in its net sales, which will cause Ashford's quarterly results to fluctuate and could cause Ashford's annual results to be below expectations.

   Ashford expects to experience significant seasonal fluctuations in its net sales that will cause quarterly fluctuations in its operating results. In particular, Ashford realized approximately 40%, 50% and 40% of its net sales for fiscal 2001, 2000 and 1999, respectively, during the fourth calendar quarter, primarily due to gift purchases made during the holiday season. Ashford expects this trend to continue in the future. However, given the current economic environment and the potential negative impact this environment may have on luxury goods sales, Ashford cannot be certain that sales during the fourth calendar quarter of 2001 will meet or exceed sales in prior comparable quarters.

   Due to its limited operating history, it is difficult to predict the seasonal pattern of Ashford's sales and the impact of seasonality on its business and financial results. In the future, Ashford's seasonal sales patterns may become more pronounced, may strain its personnel and warehousing and order shipment activities and may cause a shortfall in net sales as compared to expenses in a given period. See "Ashford Management's Discussion and Analysis of Financial Condition and Results of Operations."

If Ashford is unable to purchase or continue to purchase products directly from the brand owners, Ashford's net sales could decrease.

   A significant portion of Ashford's units sold are purchased directly from the brand owners. Ashford is negotiating with some of the remaining brand owners to purchase those brands directly, in all product categories. Ashford believes that purchasing directly from the brand owners will provide Ashford with a more predictable supply of products, as well as a lower cost of goods. As a result, Ashford believes that part of its success is contingent on attaining or maintaining its ability to buy directly from the brand owners. If Ashford loses or does not improve its ability to buy directly from the brand owners, its net sales or margins may decrease.

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Ashford's ability to meet consumer demand is in part dependent upon the availability of products purchased indirectly from sources other than the brand owners. If Ashford is unable to obtain popular products through indirect sources, Ashford's net sales will decline.

   Ashford purchases brands indirectly from distributors and other third parties that Ashford does not purchase directly from the brand owners. The availability of products purchased indirectly depends on many factors, including consumer demand, manufacturer production and fashion trends. Since there are no guarantees that Ashford will be able to obtain a sufficient supply of products indirectly from third-party distributors and other suppliers, customer demand may, at times, exceed Ashford's supply of those products. If this occurs, Ashford could lose customers and its net sales would decline. In addition, the luxury goods brand owners could establish procedures to limit or control Ashford's ability to purchase products indirectly and several brand owners in the U.S. have distinctive legal rights rendering them the only legal importer of their respective brands into the U.S. In the event Ashford acquires such products indirectly from distributors and other third parties who may not have complied with applicable customs laws and regulations, such goods can be subject to seizure from Ashford's inventory by U.S. Customs, and the importer may have a civil action for damages against Ashford. As it is often difficult to ascertain the original circumstances of importation of certain goods offered to Ashford by its distributors and other third parties, this could impact Ashford's ability to obtain sufficient quantities of popular luxury goods, such as watches, and cause customer dissatisfaction.

If Ashford is unable to obtain sufficient quantities of popular luxury and premium products, Ashford's net sales could decrease.

   If Ashford is not able to offer its customers a sufficient supply and selection of products in a timely manner, Ashford could lose customers and its net sales could be below expectations. Ashford's success depends on its ability to purchase products in sufficient quantities at competitive prices, particularly for the holiday shopping season. As is common in the industry, Ashford generally does not have long-term or exclusive arrangements with brand owners, distributors or brokers that guarantee the availability of products for resale.

   In the luxury goods market, a product or fashion style periodically becomes intensely popular. From time to time, Ashford may have trouble obtaining sufficient product allocations of particularly popular brands. In addition, Ashford believes that some of its suppliers may establish their own online retailing efforts, which may impact Ashford's ability to get sufficient product allocations from suppliers. In several cases, the brands that Ashford wishes to carry have delayed establishing a relationship with Ashford until they have their own Web site up and running. In other cases, the brand owners distribute only a small amount of product and rely partially on the scarcity of that product to provide a merchandising mystique. It is unlikely that Ashford will obtain products for its Web site from brands who follow the scarcity mystique, and there is no assurance that Ashford will actually obtain relationships within all sectors that Ashford has planned to offer. Therefore, Ashford does not have a predictable or guaranteed supply of products.

Because Ashford carries almost all of the products it sells in inventory, if it is unable to accurately predict and plan for changes in consumer demand, its net sales and gross margins may decrease.

   At June 30, 2001, Ashford held approximately $18.4 million of products in inventory. The rapidly changing trends in consumer tastes in the market for luxury and premium products subjects Ashford to significant inventory risks. It is critical to Ashford's success that it accurately predicts these trends and does not overstock unpopular products. The demand for specific products can change between the time the products are ordered and the date of receipt. Ashford is particularly exposed to this risk because Ashford derives a majority of its net sales in the fourth calendar quarter of each year. Ashford's failure to sufficiently stock popular products in advance of the fourth calendar quarter would harm its operating results for the entire fiscal year. In the event that one or more products do not achieve widespread consumer acceptance, Ashford may be required to take significant inventory markdowns, which could reduce its net sales and gross margins. This risk may be greatest in the first calendar quarter of each year, after Ashford has significantly increased inventory levels for the holiday season. Ashford

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

believes that this risk will increase as it begins to offer additional luxury items due to its lack of experience in purchasing these items. In addition, to the extent that demand for Ashford's products increases over time, Ashford may be forced to increase inventory levels. Any increase would subject Ashford to additional inventory risks.

If Ashford experiences significant inventory theft, its gross profit margin would decrease.

   Although immaterial to date, in the past Ashford has experienced theft of merchandise shipments in route from its facility to its customers. In the future, Ashford expects that it may also experience theft of merchandise while it is being held in Ashford's fulfillment facility. Ashford has worked with its shipping carriers and has taken steps aimed at preventing theft. If these steps are inadequate or if security measures fail at Ashford's fulfillment facility, Ashford could incur significant inventory theft, which could cause gross profit margins and results of operations to decrease significantly.

Sales of luxury goods are particularly susceptible to general economic downturns. If general economic conditions deteriorate, Ashford's sales could suffer.

   Purchases of luxury products are typically discretionary for consumers and may be particularly affected by negative trends in the general economy. The success of Ashford's operations depends to a significant extent on a number of factors relating to discretionary consumer spending and affecting disposable consumer income, such as employment, wages and salaries, business conditions, interest rates, exchange rates, availability of credit and taxation. In addition, because the purchase of luxury products is relatively discretionary, any reduction in disposable income in general, and the current economic climate in particular, may affect Ashford more significantly than companies in other industries.

To manage Ashford's growth and expansion, Ashford needs to improve and implement financial and managerial controls and improve Ashford's reporting systems and procedures. If Ashford is unable to do so successfully, Ashford may not be able to manage growth effectively and Ashford's operating results would be harmed.

   Ashford's rapid growth in personnel and operations has placed, and will continue to place, a significant strain on its management, information systems and resources. In order to manage this growth effectively, Ashford needs to continue to improve Ashford's financial and managerial controls and reporting systems and procedures. Any inability of its management to integrate additional companies, employees, customer databases, merchandise lines, categories of merchandise, technology advances, fulfillment systems and customer service into operations and to eliminate unnecessary duplication, may have a materially adverse effect on Ashford's business, financial condition and results of operations.

If Ashford is unable to successfully expand its accounting and financial reporting systems, its stock price could decline.

   Ashford continues to expand its financial and management information systems to accommodate new data. If Ashford fails to successfully implement and integrate its new financial reporting and management information systems with its existing systems, or if Ashford is not able to expand these systems to accommodate its growth, Ashford may not have adequate, accurate or timely financial information. Ashford's failure to have adequate, accurate or timely financial information would hinder its ability to manage its business and operating results. If Ashford continues to grow rapidly, Ashford will face additional challenges in upgrading and maintaining its financial and reporting systems.

Ashford may not be able to compete successfully against current and future competitors.

   Ashford expects competition in the online sale of luxury and premium products to intensify in the future. Increased competition is likely to result in price pressure, reduced gross margins and loss of market share, any of

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

which could seriously harm Ashford's net sales and operating results. In addition, the luxury goods industry is intensely competitive. Ashford currently or potentially competes with a variety of other companies, including:

  .  traditional retailers of luxury and premium products;

  .  brand owners of the products Ashford sells;

  .  other online retailers of luxury and premium products; and

  .  catalog retailers.

   Many of Ashford's competitors have advantages over it, including longer operating histories, greater brand recognition and significantly greater financial, sales and marketing and other resources. In addition, traditional store-based retailers offer customers benefits that are not obtainable over the Internet, such as enabling customers to physically inspect a product before purchase and not incurring costs associated with maintaining a Web site.

If Ashford is unable to build awareness of the Ashford.com brand, it may not be able to compete effectively against competitors with greater name recognition and its sales could be adversely affected.

   If Ashford is unable to economically achieve or maintain a leading position in online commerce or to promote and maintain its brand, its business, results of operations and financial condition could suffer. Ashford believes that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of Ashford's brand will depend largely on its success in increasing its customer base. If the leading brand owners do not perceive Ashford as an effective marketing and sales channel for their merchandise, or consumers do not perceive Ashford as offering a desirable way to purchase merchandise, Ashford may be unsuccessful in promoting and maintaining its brand.

If Ashford enters new business categories that do not achieve market acceptance, Ashford's brand and reputation could be damaged and Ashford could fail to attract new customers.

   If Ashford launches or acquires a new department or product category that is not favorably received by consumers, its brand or reputation could be damaged. This damage could impair Ashford's ability to attract new customers, which could cause its net sales to fall below expectations. An expansion of Ashford's business to include other luxury goods will require significant additional expenses, and strain Ashford's management, financial and operational resources. This type of expansion would also subject Ashford to increased inventory risk. Ashford may choose to expand its operations by developing other new departments or product categories, promoting new or complementary products, expanding the breadth and depth of products and services offered or expanding its market presence through relationships with third parties. In addition, Ashford may pursue the acquisition of other new or complementary businesses, products or technologies.

If Ashford's strategy to sell products outside of the United States is not successful, Ashford's increases in operating expenses may not be offset by increased sales.

   If Ashford is not able to successfully market, sell and distribute its products in foreign markets, or if certain risks and uncertainties of doing business in foreign markets prove insurmountable, then these factors could have a material adverse effect on Ashford's future global operations, and consequently, on its operating margins. Ashford does not currently have any overseas fulfillment or distribution facility or arrangement or any Web site content localized for foreign markets, and Ashford cannot be certain that it will be able to establish a global presence. In addition, there are certain risks inherent in doing business on a global level, including:

  .  regulatory requirements;

  .  export restrictions;

  .  tariffs and other trade barriers;

  .  difficulties in staffing and managing foreign operations;

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

  .  difficulties in protecting intellectual property rights;

  .  longer payment cycles;

  .  problems in collecting accounts receivable;

  .  political instability;

  .  fluctuations in currency exchange rates; and

  .  potentially adverse tax consequences.

If Ashford experiences problems with its third-party shipping services, Ashford could lose customers.

   Ashford relies upon third-party carriers, primarily Federal Express and UPS, for product shipments, including shipments to and from its warehouse. Ashford is therefore subject to the risks, including employee strikes and inclement weather, associated with these carriers' ability to provide delivery services to meet its shipping needs. In addition, failure to deliver products to Ashford's customers in a timely manner would damage its reputation and brand.

Ashford's operating results depend on Ashford's internally developed Web site, network infrastructure and transaction-processing systems. If Ashford does not successfully maintain Ashford's Web site and the systems that process customer orders, Ashford could lose customers and net sales could be reduced.

   The satisfactory performance, reliability and availability of Ashford's Web site, transaction-processing systems and network infrastructure are critical to its operating results, as well as to Ashford's ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions that result in the unavailability of Ashford's Web site or reduced performance of the transaction systems would reduce the volume of sales and the attractiveness of Ashford's service offerings. This would seriously harm Ashford's business, operating results and financial condition.

   Ashford uses internally developed systems for its Web site and substantially all aspects of transaction processing, including customer profiling and order verifications. Ashford has experienced periodic systems interruptions due to server failure, which it believes will continue to occur from time to time. If the volume of traffic on Ashford's Web site or the number of purchases made by customers increases by more than two times its current holiday sales levels, Ashford will need to further expand and upgrade its technology, transaction processing systems and network infrastructure. Ashford has experienced and expects to continue to experience temporary capacity constraints due to sharply increased traffic during sales or other promotions, which cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and delays in reporting accurate financial information.

   If Ashford fails to maintain its Web site or toll-free call center in order to accommodate increased traffic, Ashford may lose customers, which would reduce its net sales. Furthermore, if Ashford fails to maintain the computer systems that Ashford uses to process and ship customer orders and process payments, Ashford may not be able to successfully fulfill customer orders. As a result, Ashford could lose customers and its net sales could be reduced. In addition, Ashford's failure to maintain or upgrade its Web site or these computer systems without system downtime would further reduce its net sales. Ashford may experience difficulty in improving and maintaining its systems if its employees or contractors that develop or maintain its computer systems become unavailable to Ashford. Ashford has experienced periodic systems interruptions, which Ashford believes will continue to occur, while enhancing and expanding these computer systems.

Ashford's facilities and systems are vulnerable to natural disasters and other unexpected problems. The occurrence of a natural disaster or other unexpected problem could damage Ashford's reputation and brand and reduce Ashford's net sales.

   The occurrence of a natural disaster or unanticipated problems at Ashford's leased or offsite hosting facilities that house substantially all of its computer and communications hardware systems could cause interruptions or delays in Ashford's business, destroy data or render Ashford unable to accept and fulfill customer orders. Any of these interruptions or delays at these facilities would reduce Ashford's net sales. In addition, Ashford's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. Ashford has not established specific procedures for handling damage or interruptions caused by these events and its business interruption insurance may not adequately compensate Ashford for losses that may occur. In addition, the failure by the third-party facility to provide the data communications capacity required by Ashford, as a result of human error, natural disaster or other operational disruptions, could interrupt its service. The occurrence of any or all of these events could damage Ashford's reputation and brand and impair its business.

Ashford's net sales could decrease if Ashford's online security measures fail.

   Ashford's relationships with its customers may be adversely affected if the security measures that Ashford uses to protect their personal information, such as credit card numbers, are ineffective. If, as a result, Ashford loses many customers, its net sales could decrease. Ashford relies on security and authentication technology that Ashford licenses from third parties. With this technology, Ashford performs real-time credit card authorization and verification with its bank. Ashford cannot predict whether events or developments will result in a compromise or breach of the technology Ashford uses to protect a customer's personal information. Furthermore, Ashford's servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. Ashford may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. Ashford cannot assure that it can prevent all security breaches.

Ashford's net sales and gross margins would decrease if Ashford experiences significant credit card fraud.

   A failure to adequately control fraudulent credit card transactions would reduce Ashford's net sales and its gross margins because Ashford does not carry insurance against this risk. Ashford has developed procedures to help it detect the fraudulent use of credit card information. Under current credit card practices, Ashford is liable for fraudulent credit card transactions because it does not obtain a cardholder's signature.

If Ashford does not respond to rapid technological changes, its services could become obsolete and Ashford could lose customers.

   If Ashford faces material delays in introducing new services, products and enhancements, its customers may forego the use of its services and use those of its competitors. To remain competitive, Ashford must continue to enhance and improve the functionality and features of its online store. The Internet and the online commerce industry are rapidly changing. If competitors introduce new products and services, or if new industry standards and practices emerge, Ashford's existing Web site and proprietary technology and systems may become obsolete. To develop Ashford's Web site and technology entails significant technical and business risks. Ashford may use new technologies ineffectively or it may fail to adapt its technology to meet customer requirements or emerging industry standards.

Intellectual property claims against Ashford can be costly and could impair Ashford's business.

   Other parties may assert infringement or unfair competition claims against Ashford. Ashford cannot predict whether they will do so, or whether any future assertions or prosecutions will harm its business. If Ashford is forced to defend against any infringement claims, whether they are with or without merit or are determined in Ashford's favor, then Ashford may face costly litigation, diversion of technical and management personnel, or product shipment delays. Further, the outcome of a dispute may be that Ashford would need to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to Ashford, or at all.

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

If the protection of Ashford's trademarks and proprietary rights is inadequate, Ashford's brand and reputation could be impaired and Ashford could lose customers.

   The steps Ashford takes to protect its proprietary rights may be inadequate. Ashford regards its copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success. Ashford relies on trademark and copyright law, trade secret protection and confidentiality or license agreements with its employees, customers, partners and others to protect its proprietary rights. Ashford currently has applications for registration in the United States Patent and Trademark Office, as well as various foreign trademark offices, of several of the company's trademarks. In some instances, these applications span a variety of goods and services. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which Ashford will sell its products and services online. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, Ashford may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of its trademarks and other proprietary rights.

The loss of the services of one or more of Ashford's key personnel, or Ashford's failure to attract, assimilate and retain other highly qualified personnel in the future, could disrupt Ashford's operations and result in loss of net sales.

   Ashford's future performance will depend on the continued services of its management and key personnel and the ability to attract additional management and key personnel. The loss of the services of one or more of Ashford's key personnel could seriously interrupt its business. Ashford depends on the continued services and performance of its senior management and other key personnel. Ashford's future success also depends upon the continued service of its executive officers and other key sales, marketing and support personnel. Ashford's relationships with officers and key employees are at will and none of its officers or key employees is bound by an employment agreement for any specific term. Ashford currently has a key person life insurance policy covering James H. Whitcomb, Jr. While the proceeds of this policy might assist Ashford in recruiting executive officers, the proceeds would not address the potential disruption to its business of recruiting and integrating new senior management.

Executive officers, directors and entities affiliated with them have substantial control over Ashford which could delay or prevent a change in Ashford's corporate control favored by Ashford's other stockholders.

   Executive officers, directors and entities affiliated with them, if acting together, would be able to significantly influence all matters requiring approval by Ashford stockholders, including the election of directors and the approval of mergers or other business combination transactions.

It may be difficult for a third party to acquire Ashford even if doing so would be beneficial to Ashford stockholders.

   Provisions of Ashford's certificate of incorporation and bylaws and Delaware law could make it more difficult for a third party to acquire Ashford, even if doing so would be beneficial to Ashford stockholders. In particular, Ashford's certificate of incorporation provides for a board of directors that is divided into three classes which may issue preferred stock without any stockholder action. Ashford's certificate of incorporation also does not allow stockholders to act by written consent or for cumulative voting in the election of directors. Only one class of directors is up for reelection at each annual meeting. In addition, Section 203 of the Delaware General Corporation Law places restrictions on business combinations with interested stockholders.

Ashford depends on increasing use of the Internet and on the growth of online commerce.

   Ashford's future revenues substantially depend upon the increased acceptance and use of the Internet and other online services as a medium of commerce. Rapid growth in the use of the Internet, the Web and online services is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt, and/or continue to use, the Internet and other online

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

services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products.

   In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the Internet continues to experience significant expansion in the number of users, frequency of use or bandwidth requirements, the infrastructure for the Internet may be unable to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally.

   Ashford's business, financial condition and results of operations would be seriously harmed if:

  . use of the Internet, the Web and other online services does not continue to increase or increases more slowly than expected;

  . the infrastructure for the Internet, the Web and other online services does not effectively support expansion that may occur; the Internet, the Web and other online services do not become a viable commercial marketplace; or

  . traffic to Ashford's Web site decreases or fails to increase as expected or if Ashford spend more than it expects to attract visitors to its Web site.

If Ashford is unable to acquire the necessary Web domain names, Ashford's brand and reputation could be damaged and Ashford could lose customers.

   Ashford may be unable to acquire or maintain Web domain names relating to its brand in the United States and other countries in which Ashford may conduct business. As a result, Ashford may be unable to prevent third parties from acquiring and using domain names relating to its brand, which could damage its brand and reputation and take customers away from its Web site. Ashford currently holds, among others, the "Ashford.com," "newwatch.com," "sunglasses.com," "Jasmin.com" and "Ashfordcorporategifts.com" domain names and may seek to acquire additional domain names. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. The changes in the United States are expected to include a transition from the current system to a system that is controlled by a non-profit corporation and the creation of additional top-level domains. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

Ashford may need to change the manner in which it conducts its business if government regulation increases.

   The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which Ashford currently conducts its business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on Ashford. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. Laws regulating the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In order to comply with new or existing laws regulating online commerce, Ashford may need to modify the manner in which it does business, which may result in additional expenses. For instance, Ashford may need to spend time and money revising the process by which Ashford fulfills customer orders to ensure that each shipment complies with applicable laws. Ashford may need to hire additional personnel to monitor its compliance with applicable laws. Ashford may also need to modify its software to further protect its customers' personal information.

Ashford may be subject to liability for the Internet content that Ashford publishes.

   As a publisher of online content, Ashford faces potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that Ashford publishes or distributes. If Ashford faces liability, then its reputation and its business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online companies. In addition, Ashford could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology. Although Ashford carries general liability insurance, its insurance currently does not cover claims of these types. Ashford cannot be certain that it will be able to obtain insurance to cover the claims on reasonable terms or that it will be adequate to indemnify itself for all liability that may be imposed on it. Any imposition of liability that is not covered by Ashford's insurance or is in excess of insurance coverage could increase Ashford's expenses.

Ashford's net sales could decrease if Ashford becomes subject to sales or other taxes.

   If one or more states or any foreign country successfully asserts that Ashford should collect sales or other taxes on the sale of its products, its net sales and results of operations could be harmed. One or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on Ashford. In addition, any new operation could subject Ashford's shipments in other states to state sales taxes under current or future laws. If Ashford becomes obligated to collect sales taxes, Ashford will need to update its system that processes customer orders to calculate the appropriate sales tax for each customer order and to remit the collected sales taxes to the appropriate authorities. These upgrades will increase Ashford's operating expenses. In addition, Ashford's customers may be discouraged from purchasing products from Ashford because they have to pay sales tax, causing Ashford's net sales to decrease. As a result, Ashford may need to lower prices to retain these customers.

Ashford common stock price is volatile, which could result in substantial losses for individual stockholders.

   The trading price of Ashford common stock fluctuates significantly. For example, from its initial public offering through September 30, 2001, the reported sale price of Ashford common stock on the Nasdaq National Market was as high as $24.88 and as low as $0.06. Trading prices of Ashford common stock may fluctuate in response to a number of events and factors, such as:

  .  actual or anticipated variations in its quarterly operating results;

  . announcements of technological innovations or new products or services by Ashford or its competitors;

  .  changes in financial estimates by securities analysts;

  .  conditions or trends in the Internet and/or online commerce industries;

  . changes in the economic performance and/or market valuations of other Internet, online commerce or retail companies;

  . announcements by Ashford or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  .  additions or departures of key personnel;

  . release of transfer restrictions on its outstanding shares of common stock or sales of additional shares of common stock; and

  .  potential litigation.

   In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of Ashford common stock.

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                  THE SPECIAL MEETING OF ASHFORD STOCKHOLDERS

General

   Ashford is furnishing this prospectus/proxy statement to holders of Ashford common stock in connection with the solicitation of proxies by Ashford's board of directors for use at the special meeting of Ashford stockholders to be held
on [       ], 2001, and any adjournment or postponement thereof.

   This prospectus/proxy statement is being mailed to Ashford stockholders on
or about [       ], 2001. This prospectus/proxy statement is also being
furnished to Ashford stockholders as a prospectus in connection with the issuance by Global Sports of shares of Global Sports common stock as contemplated by the merger agreement.

Date, Time and Place

   The special meeting of Ashford stockholders will be held on [       ], 2001,
at [   a.m.], local time, at the Renaissance Hotel, 6 Greenway Plaza East,
Suite 1809, Houston, Texas 77046.

Matters to be Considered at the Special Meeting of Ashford Stockholders

   At the special meeting of Ashford stockholders, and any adjournment or postponement thereof, Ashford stockholders will be asked to consider and vote upon a proposal to adopt the merger agreement, pursuant to which a subsidiary of Global Sports will merge with and into Ashford, Ashford will become a wholly owned subsidiary of Global Sports and each outstanding share of Ashford common stock will be converted into the right to receive a combination of $0.125 in cash and 0.0076 of a share of Global Sports common stock, with cash in lieu of any fractional share.

Record Date

   Ashford's board of directors has fixed [       ], 2001, as the record date
for determination of Ashford stockholders entitled to notice of and to vote at the special meeting of Ashford stockholders.

Voting of Proxies

   Ashford requests that its stockholders complete, date and sign the proxy card and promptly return it by mail in the accompanying envelope in accordance with the instructions accompanying the proxy card. Brokers holding shares in "street name" may vote the shares only if the stockholder provides instructions on how to vote. Brokers will provide directions on how to instruct the broker to vote the shares. All properly signed and dated proxies that Ashford receives prior to the vote at the special meeting of Ashford stockholders, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, for adoption of the merger agreement.

   Stockholders may revoke their proxies at any time prior to their use:

  . by delivering to the Secretary of Ashford a signed notice of revocation or a later-dated, signed proxy; or

  . by attending the special meeting of Ashford stockholders and voting in person.

   Attendance at the special meeting of Ashford stockholders does not in itself constitute the revocation of a proxy.


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

Votes Required

   As of the close of business on [       ], 2001, the record date for the
special meeting of Ashford stockholders, there were [   ] shares of Ashford
common stock outstanding and entitled to vote, held by approximately [   ]
holders of record. The holders of a majority of the outstanding shares of Ashford common stock entitled to vote thereon must vote to adopt the merger agreement. Ashford stockholders have one vote per share of Ashford common stock owned on the record date.

   As of the record date for the special meeting of Ashford stockholders, the directors and executive officers of Ashford and their affiliates owned
approximately [   ] shares of Ashford common stock, which represented
approximately [   ]% of the outstanding shares of Ashford common stock entitled to vote at the special meeting of Ashford stockholders. David Gow, Chief Executive Officer and a director of Ashford, James H. Whitcomb, President and a director of Ashford, J. Robert Shaw, Chairman of Ashford's board of directors, Robert Cohn and Kevin Harvey, directors of Ashford, and Benchmark Capital Partners II, L.P., Benchmark Capital Partners III, L.P. and Benchmark Capital Partners IV, L.P. have each entered into a voting agreement with Global Sports dated as of September 13, 2001, pursuant to which they have agreed to vote all shares of Ashford common stock owned by them as of the record date in favor of the proposal to adopt the merger agreement. Each of these parties has also granted Global Sports an irrevocable proxy to vote his or its shares of Ashford common stock in favor of the proposal to adopt the merger agreement.
Approximately [      ] shares of Ashford common stock, which represents
approximately [   ]% of the outstanding shares of Ashford common stock as of the record date, are subject to the voting agreements. See "Voting Agreements."

Quorum; Abstentions and Broker Non-Votes

   The required quorum for the transaction of business at the special meeting of Ashford stockholders is holders, present in person or by proxy, of a majority of the shares of Ashford common stock issued and outstanding on the record date. Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the special meeting of Ashford stockholders for the purpose of determining the presence of a quorum. Because adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Ashford common stock entitled to vote, abstentions and broker non-votes will have the same effect as votes against the adoption of the merger agreement. In addition, the failure of an Ashford stockholder to return a proxy or to vote in person will have the effect of a vote against the adoption of the merger agreement. Brokers holding shares for beneficial owners cannot vote on the proposal to adopt the merger agreement without the owners' specific instructions. Accordingly, Ashford stockholders are encouraged to return the enclosed proxy card marked to indicate their vote as described in the instructions accompanying the proxy card.

Solicitation of Proxies and Expenses

   Ashford has retained the services of Mellon Investor Services LLC to assist in the solicitation of proxies from Ashford stockholders. The fees to be paid to the firm by Ashford for these services are not expected to exceed $10,000 plus reasonable out-of-pocket expenses. Ashford will bear its own expenses in connection with the solicitation of proxies for the special meeting of Ashford stockholders.

   In addition to solicitation by mail, the directors, officers and employees of Ashford may solicit proxies from stockholders by telephone, email, facsimile or in person. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

Other Matters

   No other matters may be brought before the special meeting of Ashford stockholders. Under Ashford's bylaws, business transacted at the special meeting of Ashford stockholders will be limited to the purpose stated in

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

the notice accompanying this prospectus/proxy statement. No other purpose has been stated in the notice accompanying this prospectus/proxy statement.

Stockholder Proposals for the Ashford 2002 Annual Meeting

   If the merger is not completed, proposals of Ashford stockholders that are intended to be presented at Ashford's 2002 Annual Meeting must be timely delivered or received by Ashford. Under Ashford's bylaws, in order to be deemed properly presented, notice must be delivered to, or mailed and received by, Ashford not later than June 25, 2002. The stockholder's notice must set forth,
(1) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (2) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (3) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (a) the name and address of such stockholder, and of such beneficial owner and (b) the class and number of shares which are owned beneficially and of record by such stockholder and such beneficial owner. If the presiding officer of the meeting determines that such business has not been properly brought before the meeting, then such business shall not be transacted.

Board Recommendation

   Ashford's board of directors has unanimously approved the merger agreement and the merger and has determined that the merger agreement and the merger are advisable and fair to, and in the best interests of, Ashford and its stockholders, and recommends that Ashford stockholders vote FOR adoption of the merger agreement. In considering such recommendation, Ashford stockholders should be aware that some Ashford directors and officers may have interests in the merger that are different from, or in addition to, those of other Ashford stockholders generally. Among other things, Global Sports has agreed to continue certain indemnification and insurance arrangements in favor of directors and officers of Ashford. See "The Merger--Interests of Ashford's Officers and Directors in the Merger."

   The matter to be considered at the special meeting of Ashford stockholders is of great importance to Ashford stockholders. Accordingly, Ashford stockholders are encouraged to read and carefully consider the information presented in this prospectus/proxy statement, and to complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope, as described in the instructions accompanying the proxy card.

   Ashford stockholders should not send any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of Ashford common stock certificates will be mailed to Ashford stockholders promptly after completion of the merger. For more information regarding the procedures for exchanging Ashford stock certificates for the merger consideration, see "Certain Terms of the Merger Agreement--Manner and Basis of Converting Shares."

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

                                  THE MERGER

General

   This section of this prospectus/proxy statement describes aspects of the proposed merger that are considered to be important. The discussion of the merger in this prospectus/proxy statement and the description of the principal terms of the merger agreement are only summaries of the material features of the proposed merger. Ashford stockholders can obtain a more complete understanding of the merger by reading the merger agreement, a copy of which is attached to this prospectus/proxy statement as Annex A. Ashford stockholders are encouraged to read the merger agreement and the other annexes to this prospectus/proxy statement in their entirety.

General Description of the Merger

   At the effective time of the merger, Ruby Acquisition Corp., a wholly owned subsidiary of Global Sports, will be merged with and into Ashford. Ashford will be the surviving corporation and will continue as a wholly owned subsidiary of Global Sports. In the merger, each share of Ashford common stock outstanding at the effective time of the merger will automatically be converted into the right to receive a combination of $0.125 in cash and 0.0076 of a share of Global Sports common stock, with cash in lieu of any fractional share.

   Based on the number of shares of Global Sports common stock and Ashford
common stock outstanding as of the record date, approximately [$   ] in cash
will be payable pursuant to the merger agreement in exchange for outstanding
shares of Ashford common stock, and approximately [       ] shares of Global
Sports common stock will be issuable pursuant to the merger agreement in exchange for outstanding shares of Ashford common stock, representing
approximately [   ]% of the total Global Sports common stock to be outstanding immediately after such issuance. This assumes that no Ashford or Global Sports stock options or warrants are exercised after the record date and before the effective time of the merger.

Background of the Merger

   The terms and conditions of the merger agreement and the merger are the result of arm's-length negotiations between representatives of Global Sports and representatives of Ashford. Set forth below is a summary of the background of these negotiations.

   On August 21, 2001, Michael G. Rubin, Global Sports' Chairman, President and Chief Executive Officer, telephoned Kevin Harvey, a member of the board of directors of Ashford, and expressed Global Sports' possible interest in acquiring Ashford. On August 22, 2001, Mr. Rubin spoke by telephone with David Gow, Chief Executive Officer of Ashford, and discussed Global Sports' possible interest in acquiring Ashford. Following and as a result of these communications, a meeting was scheduled for August 26, 2001 at Ashford's headquarters in Houston, Texas between members of the executive teams of Global Sports and Ashford.

   On August 26, 2001, Mr. Rubin, Arthur H. Miller, Executive Vice President and General Counsel of Global Sports, and Michael R. Conn, Senior Vice President, Business Development of Global Sports, met with Mr. Gow, James Whitcomb, President of Ashford, Brian Bergeron, Chief Financial Officer of Ashford, and Kim Richard, Senior Vice President, Marketing and Corporate Strategy of Ashford, and discussed Global Sports' possible interest in acquiring Ashford. Global Sports' management presented information regarding Global Sports' business and answered questions from the Ashford team. Ashford's management presented information regarding Ashford's business and answered questions from the Global Sports team. The Global Sports representatives indicated that based on what they had heard so far, Global Sports was interested in continuing the process with a view to acquiring all of the stock of Ashford for Global Sports common stock at an implied valuation of between $9.0 million and $12.0 million. Mr. Rubin indicated that Global Sports' preference was to acquire the Ashford stock in exchange for Global Sports common stock, but that Global Sports would consider paying cash or a combination of cash and Global Sports common stock. Global Sports' management stated that

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

any acquisition would be subject to satisfactory completion of due diligence, approval of its board of directors and completion of a definitive merger agreement. Mr. Gow indicated that he would advise Ashford's board of directors of Global Sports' interest at a telephonic meeting scheduled for August 27, 2001 and that he would advise Mr. Rubin of their response on August 28, 2001.

   On August 27, 2001, Mr. Gow advised Ashford's board of directors of Global Sports' possible interest in acquiring Ashford.

   On August 28, 2001, Mr. Rubin and Mr. Gow spoke by telephone. Mr. Gow advised Mr. Rubin that Ashford's board of directors was interested in pursuing a possible transaction but that the $9.0 million to $12.0 million range of implied value was less than the board was willing to accept. Mr. Gow also informed Mr. Rubin that Ashford's board of directors preferred a cash transaction. Mr. Gow and Mr. Rubin agreed to speak again in two days.

   On August 29, 2001, Mr. Gow had further conversations with members of Ashford's board of directors.

   On August 30, 2001, Mr. Rubin and Mr. Gow spoke by telephone. Mr. Gow indicated that Ashford's board of directors was prepared to move forward with Global Sports toward a possible acquisition of Ashford for cash at an implied valuation of $14.0 million. Mr. Rubin and Mr. Gow agreed to speak again later that day.

   Later on August 30, 2001, Mr. Rubin and Mr. Gow again spoke by telephone. Mr. Rubin stated that Global Sports would accept an implied valuation of $14.0 million but only if the purchase price consisted of Global Sports common stock. Mr. Rubin and Mr. Gow agreed to speak again later that day.

   Still later on August 30, 2001, Mr. Rubin and Mr. Gow again spoke by telephone. Mr. Gow indicated that Ashford's board of directors would consider a partial cash, partial stock offer with an implied value of $14.0 million, subject to learning more about Global Sports, and requested that Mr. Rubin address Ashford's board of directors at a meeting scheduled for September 6, 2001. Mr. Rubin agreed to make this presentation. Mr. Rubin and Mr. Gow agreed to continue to move forward with the process.

   On August 31, 2001, Global Sports retained CIBC World Markets as its financial advisor and Cooley Godward LLP as its legal advisor, and Ashford retained Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP as its legal advisor.

   On September 4, 2001, Ashford began discussions with U.S. Bancorp Piper Jaffray regarding U.S. Bancorp Piper Jaffray's interest in providing a fairness opinion for the proposed transaction. Also on September 4, 2001, Global Sports and Ashford entered into a mutual non-disclosure agreement and an exclusivity agreement, and Cooley Godward delivered the initial draft of the merger agreement to Ashford and its legal advisors.

   On September 5, 2001, Mr. Miller, Mr. Conn, Paul D. Cataldo, Assistant General Counsel of Global Sports, and representatives of CIBC World Markets and Cooley Godward commenced meetings in Houston, Texas with Ashford's senior management and legal advisors to negotiate the merger agreement and conduct due diligence.

   On September 6, 2001, Global Sports and Ashford continued negotiating the merger agreement and conducting due diligence, and Jordan M. Copland, Executive Vice President and Chief Financial Officer of Global Sports, joined the meetings in Houston. Also on September 6, 2001, Ashford's board of directors held a telephonic meeting to discuss the transaction. Messrs. Rubin, Miller and Conn were present for a portion of the meeting to present an overview of Global Sports and answer questions from Ashford's board of directors. Mr. Rubin and Mr. Gow spoke by telephone following Ashford's board of directors meeting, and Mr. Gow indicated that the board of directors needed to deliberate further on the proposed transaction the next morning.

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

   On September 7, 2001, Global Sports and Ashford continued negotiating the merger agreement and conducting due diligence. Mr. Rubin and Mr. Gow spoke by telephone, and Mr. Gow indicated that Ashford was prepared to move forward with the proposed transaction at an implied valuation of $14.0 million if the purchase price were paid 50% in cash and 50% in Global Sports stock. Mr. Rubin stated that Global Sports was prepared to move forward on that basis, subject to satisfactory completion of its due diligence, approval of its board of directors and completion of a definitive merger agreement. Later on September 7, 2001, Mr. Rubin and Robert Liewald, Executive Vice President, Merchandising of Global Sports, joined the meetings in Houston.

   On September 8 and 9, 2001, Global Sports continued conducting due diligence and met with management of Ashford. Mr. Rubin and Mr. Gow discussed the implied valuation of $14.0 million for the transaction and agreed that Global Sports would exchange 0.0076 of a share of Global Sports common stock and pay $0.125 in cash for each outstanding share of Ashford stock.

   On September 10, 2001, Ashford engaged U.S. Bancorp Piper Jaffray to provide an opinion as to the fairness, from a financial point of view, to the stockholders of Ashford (other than Global Sports) of the consideration to be received pursuant to the terms of the merger agreement. Also on September 10, 2001, Global Sports and Ashford continued conducting due diligence, and U.S. Bancorp Piper Jaffray visited Global Sports headquarters and Ashford headquarters. Global Sports' board of directors convened a telephonic meeting to discuss the proposed transaction and gave Mr. Rubin approval to continue to move forward with the proposed transaction along the terms outlined, subject to satisfactory completion of due diligence, completion of a definitive merger agreement and final approval from the board of directors.

   On September 11 and 12, 2001, Global Sports and Ashford continued negotiating the merger agreement and conducting due diligence. On September 12, Global Sports convened a telephonic meeting of its board of directors in which the board approved the merger transaction, subject to there being no material changes to the terms outlined in the meeting.

   Ashford also convened a meeting of its board of directors on September 12, 2001. U.S. Bancorp Piper Jaffray presented its opinion to Ashford's board of directors that the merger consideration was fair, from a financial point of view, to the stockholders of Ashford (other than Global Sports). Ashford's board of directors approved the merger transaction, subject to there being no material changes to the terms outlined in the meeting.

   On September 13, 2001, the parties finalized the merger agreement and related documentation, and the definitive merger agreement was executed by Global Sports, Ruby Acquisition Corp. and Ashford.

   On September 14, 2001, Global Sports and Ashford publicly announced the proposed merger.

Reasons for the Merger

   The following discussion of the parties' reasons for the merger contains a number of forward-looking statements that reflect the current views of Global Sports or Ashford with respect to future events that may have an effect on their future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in "Summary--Forward-Looking Information" and "Risk Factors."

Global Sports' Reasons for the Merger

   At a meeting held on September 12, 2001, Global Sports' board of directors determined that the terms of the merger and the merger agreement were fair to, and in the best interests of, Global Sports and its stockholders. Global Sports' board of directors consulted with Global Sports' senior management, as well as its legal counsel

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

and financial advisors in reaching its decision to approve the merger and the merger agreement. Global Sports' primary reasons for seeking to complete the merger with Ashford are the beliefs of Global Sports' board of directors and management that the merger could result in a number of benefits, including the following:

  . Ashford's merchandising and fulfillment expertise in the luxury products category could serve as a platform for Global Sports to extend its outsource business model into the luxury products category;

  . Ashford's sales force, merchandising expertise and clientele in the corporate gift category could serve as a platform for Global Sports to extend its outsource business model to the corporate gift category; and

  . the merger could enable Global Sports to expand its business and realize greater operational efficiencies, including higher purchase volumes for online marketing and greater economies of scale in its customer service center and technology operations.

   In reaching its determination that the merger was in the best interests of Global Sports and its stockholders, Global Sports' board of directors considered a number of factors, including the factors discussed above and listed below. The conclusions reached by Global Sports' board of directors with respect to these factors supported its determination that the merger and the issuance of shares of Global Sports common stock in the merger were fair to, and in the best interests of, Global Sports:

  . the judgment, advice and analyses of Global Sports' management with respect to the potential strategic, financial and operational benefits of the merger, including Global Sports' management's favorable recommendation of the merger, based in part on the business, operational, financial, accounting and legal due diligence investigations performed with respect to Ashford;

  . the terms of the merger agreement and related agreements, including price and structure, which were considered by both the board of directors and management of Global Sports to provide a fair and equitable basis for the merger; and

  . the cash position and balance sheet liquidity of Global Sports following completion of the merger, especially during periods of volatility in the financial markets.

   Global Sports' board of directors also considered a number of potentially negative factors in its deliberations concerning the merger. The potentially negative factors considered by Global Sports' board of directors included:

  . the risk that the merger might not be completed in a timely manner or at all;

  . the potential negative impact of any vendor or partner confusion after announcement of the proposed merger;

  . the potential negative reaction of the financial community after announcement of the proposed merger;

  . the risk that the potential benefits of the merger may not be realized, including Global Sports inability to retain the merchandising, fulfillment or corporate gift employees of Ashford;

  . the costs associated with the merger, including merger related transaction costs and costs associated with renegotiating or terminating marketing and other agreements; and

  .  the other risks and uncertainties discussed above under "Risk Factors."

   The foregoing discussion of information and factors considered by Global Sports' board of directors is not intended to be exhaustive but is believed to include all material factors considered by the board. In view of the wide variety of factors it considered, Global Sports' board of directors did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered. In addition, Global Sports' board of directors did not reach any specific conclusion on each factor considered, or any aspect of any particular factor, but conducted an overall analysis of these factors. Individual members of Global Sports' board of directors may have

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

given different weights to different factors. After taking into account all of the factors set forth above, however, Global Sports' board of directors unanimously agreed that the merger agreement and the merger were fair to, and in the best interests of, Global Sports and its stockholders and that Global Sports should proceed with the merger.

   There can be no assurance that the benefits of the potential growth, synergies or opportunities considered by Global Sports' board of directors will be achieved through completion of the merger. See "Risk Factors."

Ashford's Reasons for the Merger and Recommendation of Ashford's Board of Directors

   Ashford's board of directors has determined that the terms of the merger and the merger agreement are advisable and fair to, and in the best interests of, Ashford and its stockholders, and determined to recommend that the stockholders of Ashford adopt the merger agreement. In its evaluation of the merger and the merger agreement, Ashford's board of directors consulted with Ashford's senior management, as well as its legal and financial advisors. The decision of Ashford's board of directors to approve the merger and the merger agreement was based upon, among other things, several potential benefits of the merger to Ashford and its stockholders compared to Ashford continuing to operate as an independent business. Ashford's management has also considered a number of alternatives for enhancing its business, including raising new capital and remaining an independent entity.

   In addition to the potential benefits described under "Global Sports' Reasons for the Merger" that would be applicable to Ashford stockholders, Ashford's board of directors believes that the merger could be beneficial to Ashford and its stockholders for the following reasons, as well as the access to greater resources and the opportunity for Ashford stockholders to participate in the broader scope of consumer groups served by Global Sports after the merger and the potential growth of Global Sports after the merger:

  . the merger would provide Ashford stockholders with cash and shares of Global Sports common stock at an implied premium over the closing price for Ashford common stock on the last trading day prior to the time the merger agreement was entered into;

  . the potential synergies created from combining the procurement, distribution and other strengths developed by Global Sports with the brand, consumer relationships, luxury goods inventory and other strengths built by Ashford; and

  . the availability following the merger of Global Sports' greater resources to establish and support Ashford's products and sales.

   Ashford's board of directors reviewed a number of factors in evaluating the merger, including but not limited to the following:

  . information concerning the financial performance and condition, results of operations, competitive position, management and business of Global Sports and Ashford before and after giving effect to the merger;

  . current financial market conditions and historical market prices, volatility and trading information with respect to Global Sports common stock and Ashford common stock;

  . the consideration Global Sports will pay or issue in the merger in light of comparable merger transactions;

  . the belief that the terms of the merger agreement and related agreements are reasonable;

  . the impact of the merger on the customers and employees of Ashford and Global Sports;

  .  the market conditions affecting e-retailers;

  . the ability of Ashford to obtain additional financing as a stand-alone entity;

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  .  results of the due diligence investigation conducted by Ashford's management, accountants and legal and financial advisors; and

  . the financial presentation of U.S. Bancorp Piper Jaffray, including its opinion as to the fairness, from a financial point of view and as of the date of the opinion, to the stockholders of Ashford (other than Global Sports) of the merger consideration provided for in the merger agreement. Please see "Opinion of Ashford's Financial Advisor" for more information on U.S. Bancorp Piper Jaffray's fairness opinion, including the underlying assumptions and methodologies, matters considered and limitations on the review undertaken. This opinion is included as Annex C to this prospectus/proxy statement.

   Ashford's board of directors also considered the terms of the merger agreement regarding Ashford's rights and limits on its ability to consider and negotiate other acquisition proposals, as well as the possible effects of the provisions regarding termination and termination fees.

   Ashford's board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger and the merger agreement, including the following:

  .  the risk that the potential benefits of the merger may not be realized;

  . the fact that the proposed exchange ratio is fixed and will not change with increases or decreases in the market price of either company's stock before completion of the merger, and the possibility that the dollar value of a share of Global Sports stock at the closing of the merger may be more or less than the dollar value of a share of Global Sports stock at the time of the signing of the merger agreement;

  . the risk that the merger may not be completed, notwithstanding the voting agreements obtained from holders representing beneficial ownership, excluding any shares issuable upon the exercise of options or warrants, of approximately 34.7% of Ashford common stock as of September 13, 2001;

  . the effect of the public announcement of the merger on Ashford's sales, customer relations and operating results;

  . the risk of management and employee disruption associated with the merger, including employee layoffs and the fact that some key technical, sales and management personnel would likely not be employed by Global Sports following the merger;

  . the fact that the merger agreement requires Ashford to obtain Global Sports' consent in order to take a variety of actions;

  . the challenges of integrating Ashford's operations with those of Global Sports; and

  . other applicable risks described in this prospectus/proxy statement under "Risk Factors."

   Ashford's board of directors concluded, however, that these risks could be managed or mitigated and that on balance, the merger's potential benefits to Ashford and its stockholders outweighed the associated risks. This discussion of the information and factors considered by Ashford's board of directors is not exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, Ashford's board of directors did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching the determination.

   For the reasons discussed above, Ashford's board of directors has approved the merger agreement and the merger and has determined that the merger agreement and the merger are advisable and fair to, and in the best interests of, Ashford and its stockholders, and recommends that Ashford stockholders vote FOR adoption of the merger agreement.

   In considering the recommendation of Ashford's board of directors with respect to the merger agreement, Ashford stockholders should be aware that certain directors and officers of Ashford have interests in the merger

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

that are different from, or are in addition to, the interests of other Ashford stockholders and that Global Sports has agreed to continue certain indemnification and insurance arrangements in favor of directors and officers of Ashford. Please see "The Merger--Interests of Ashford's Officers and Directors in the Merger."

Opinion of Ashford's Financial Advisor

   Ashford's board of directors retained U.S. Bancorp Piper Jaffray to render an opinion as to the fairness, from a financial point of view, to Ashford stockholders of the consideration to be received by these stockholders in connection with the merger. On September 12, 2001, Ashford's board of directors met to review the proposed merger. During this meeting, U.S. Bancorp Piper Jaffray reviewed with Ashford's board of directors certain financial analyses, which are summarized below. Also at this meeting, U.S. Bancorp Piper Jaffray rendered its opinion to Ashford's board of directors that, as of September 12, 2001 and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be received by holders (other than Global Sports) of Ashford common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders.

   The full text of the U.S. Bancorp Piper Jaffray written opinion dated September 12, 2001, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by U.S. Bancorp Piper Jaffray in rendering its opinion, is attached as Annex C to this prospectus/proxy statement and is herein incorporated by reference in its entirety. Ashford stockholders are urged to, and should, read the U.S. Bancorp Piper Jaffray opinion carefully in its entirety. The U.S. Bancorp Piper Jaffray opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be received by holders (other than Global Sports) of Ashford common stock in the merger. The U.S. Bancorp Piper Jaffray opinion was directed to Ashford's board of directors and was not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed merger. The summary of the U.S. Bancorp Piper Jaffray opinion in this prospectus/proxy statement is qualified in its entirety by reference to the full text of the U.S. Bancorp Piper Jaffray opinion.

   In connection with its opinion, U.S. Bancorp Piper Jaffray, among other things:

  . reviewed the financial terms of a draft of the merger agreement dated September 12, 2001;

  . reviewed and analyzed certain publicly available business and financial information relating to Ashford and Global Sports;

  . reviewed and analyzed certain other financial and other information relating to Ashford and Global Sports furnished to it by or discussed with Ashford and Global Sports, including financial forecasts furnished to it by Ashford, and met with the managements of Ashford and Global Sports to discuss the businesses and prospects of Ashford and Global Sports;

  . considered certain financial and stock market data of Ashford and Global Sports and compared that data with similar data for other publicly held companies in businesses similar to those of Ashford and Global Sports;

  . considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced; and

  . considered such other information, financial studies and analyses and investigations and financial, economic and market criteria which U.S. Bancorp Piper Jaffray deemed relevant.

   U.S. Bancorp Piper Jaffray relied upon and assumed the accuracy and completeness of the financial statements and other information provided by management of Ashford and Global Sports or otherwise made available to it and did not assume the responsibility independently to verify such information. U.S. Bancorp Piper Jaffray further relied upon the statements of Ashford's and Global Sports' management that the information provided by each of them, respectively, had been prepared on a reasonable basis in accordance with industry practice, and, with respect to Ashford's financial forecasts, statements of Ashford's management that such forecasts reflected the best currently available estimates and judgment of Ashford's management. U.S. Bancorp Piper Jaffray assumed that the liquidation analysis furnished by Ashford's management was correct and accurate in all respects. U.S. Bancorp Piper Jaffray assumed that neither Ashford nor Global Sports was a party to any pending material transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than the proposed merger or in the ordinary course of business. In arriving at its opinion, U.S. Bancorp Piper Jaffray assumed that all necessary regulatory approvals and consents required for the proposed merger would be attained in a manner that would not change the consideration to be received by Ashford stockholders and that the merger would be completed on substantially the terms set forth in the draft merger agreement dated September 12, 2001 reviewed by U.S. Bancorp Piper Jaffray, without modification of material terms or conditions. U.S. Bancorp Piper Jaffray's opinion was necessarily based on the information available to it and facts and circumstances as they existed and were subject to evaluation as of the date of the opinion.

   U.S. Bancorp Piper Jaffray was not asked to, and did not, advise Ashford in the negotiation of the consideration to be received by its stockholders, any other terms of the proposed merger, or with respect to alternatives to the proposed merger that may have been, or may be, available. In addition, Ashford's board of directors did not request that U.S. Bancorp Piper Jaffray solicit, and U.S. Bancorp Piper Jaffray did not solicit, any indications of interest from any third party that may be interested in purchasing all or any part of Ashford's shares or assets.

   U.S. Bancorp Piper Jaffray did not undertake any independent analysis of any pending or threatened litigation to which Ashford or any of its affiliates is a party or may be subject or the existing investigation by the staff of the Securities and Exchange Commission concerning Ashford. U.S. Bancorp Piper Jaffray also did not undertake any independent analysis of any other governmental investigation or possible unasserted claims or other contingent liabilities to which Ashford, Global Sports or any of their respective affiliates is a party or may be subject. At the direction of Ashford's board of directors and with its consent, U.S. Bancorp Piper Jaffray's opinion made no assumption concerning, and therefore did not consider, the potential effects of such litigation, investigations, or possible assertions of claims, or the outcomes or damages arising out of any such matters.

   The following is a summary of selected analyses performed by U.S. Bancorp Piper Jaffray in connection with the preparation of its opinion and reviewed with Ashford's board of directors at a meeting of the board held on September 12, 2001. It does not purport to be a complete statement of the analyses performed by U.S. Bancorp Piper Jaffray or a complete description of its presentation to Ashford's board of directors on September 12, 2001. This summary includes information presented in tabular format. In order to fully understand the financial analyses presented by U.S. Bancorp Piper Jaffray, these tables must be read together with the text of each analysis summary, and considered as a whole. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below should not be taken as any indication of the relative weight given to these analyses by U.S. Bancorp Piper Jaffray or Ashford's board of directors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 12, 2001, and is not necessarily indicative of current market conditions.

   Selected Market and Financial Information Concerning Global Sports. U.S. Bancorp Piper Jaffray reviewed financial information, ratios and stock market information concerning Global Sports. This review included, among other things, the market price of Global Sports common stock, as of September 10, 2001 ($15.26 low, $16.75 high and $16.51 close), its 30, 60, 90 and 180-day trading average prices ($16.44, $14.36, $11.92 and $8.32, respectively), its low and high over the prior 52 weeks ($2.38 and $19.88, respectively) and its price on September 10, 2001 as a percentage of its 52-week high (83.1%). This review by U.S. Bancorp Piper Jaffray also showed that the market capitalization for Global Sports based on its closing market price as of September 10, 2001 was $616.9 million. U.S. Bancorp Piper Jaffray also compared selected financial data and ratios for Global Sports to the corresponding data and ratios for a group of companies it deemed comparable to Global Sports.

   U.S. Bancorp Piper Jaffray also summarized recent research analyst comments concerning Global Sports common stock, reviewed weekly prices and trading volumes of Global Sports common stock during the past year, compared the relative price performance over the past year of Global Sports common stock to several sectors and indices, including traditional retail, e-commerce, fulfillment and the Nasdaq National Market Index and listed the major institutional, venture capital and insider stockholders of Global Sports. U.S. Bancorp Piper Jaffray analyzed the prices at which Global Sports common stock had traded during the 12 months prior to September 10, 2001, noting that the weighted average stock price over the prior month was $16.82, the weighted average stock price during 2001, year to date, was $12.45 and the weighted average stock price over the last 12 months was $11.76.

   U.S. Bancorp Piper Jaffray's analysis concerning Global Sports common stock was based on information concerning Global Sports and its common stock available as of September 10, 2001. U.S. Bancorp Piper Jaffray did not, and does not, express any opinion as to the actual value of Global Sports common stock on September 10, 2001 or when issued to Ashford stockholders in connection with the proposed merger or the prices at which Global Sports common stock may trade subsequent to the proposed merger.

   Stock Price Volatility. U.S. Bancorp Piper Jaffray compared the price volatility of Global Sports common stock, Ashford common stock and the Nasdaq National Market Index from March 15, 2001 to September 10, 2001 and the price volatility of these securities and this index during the various time periods preceding September 10, 2001.

   Selected Market and Financial Information Concerning Ashford. U.S. Bancorp Piper Jaffray reviewed selected market information concerning Ashford common stock. Among other things, U.S. Bancorp Piper Jaffray noted the following with respect to the trading of Ashford common stock:

  . The closing sale price, and the high sale price, on September 10, 2001 was $0.17, $0.12 was the low sale price.

  . The 10, 20, 30, 60, 90 and 180-day trading averages ended on September 10, 2001 were $0.15, $0.13, $0.14, $0.17, $0.22 and $0.44, respectively.

  . Over the 52-week period ended September 10, 2001, the stock had traded in a range from $0.06 to $4.13, and had an average daily volume of 196,000 shares.

  . From September 12, 2000 to September 10, 2001 the majority of the trading volume in the stock had occurred at prices of $0.75 or less.

  . The weighted average stock price over the month ended September 10, 2001 was $0.14, the weighted average stock price over the prior three months was $0.19 and the weighted average stock price during 2001 through September 10, 2001 was $0.48.

   U.S. Bancorp Piper Jaffray also compared the relative price performance over the past year of Ashford common stock to the relative price performance of companies that U.S. Bancorp Piper Jaffray deemed comparable to Ashford and to the relative performance of the Nasdaq National Market Index. In addition, U.S. Bancorp Piper Jaffray listed the major institutional, venture capital and insider stockholders of Ashford and tracked the net outflow (sale) of Ashford common stock by these stockholders.

   Internet Company Shutdowns and Liquidations. U.S. Bancorp Piper Jaffray summarized the difficulties facing internet companies and e-tailers in the current environment. U.S. Bancorp Piper Jaffray reported that the number of internet companies which shut down or declared bankruptcy since the beginning of 2000 had grown from five in the first quarter of 2000 to 181 during the second quarter of 2001. U.S. Bancorp Piper Jaffray reported on the details of a number of e-tailers that had recently liquidated.

   Challenges Facing Ashford. U.S. Bancorp Piper Jaffray noted various capital and other challenges faced by Ashford, including the following:

  . As of August 31, 2001, Ashford had an aggregate of $6.1 million in cash, including $4.6 million of unrestricted cash and $1.5 million of restricted cash.

  . Ashford's management estimated continued quarterly deficits of earnings before interest, taxes, depreciation and amortization, referred to below as "EBITDA," for the foreseeable future.

  . In August 2001, Ashford's borrowing capacity with its bank was effectively reduced as a result of a significant reduction in the liquidation value of its inventory, as estimated by a third party appraisal firm.

  . Ashford recently borrowed approximately $3.5 million against its line of credit with its bank, representing substantially all of its borrowing capacity.

  . According to Ashford's management, Ashford faced substantial challenges in obtaining additional capital and has restricted access to credit facilities and other forms of funding.

  . According to Ashford's management, certain of Ashford's suppliers had recently imposed payment terms that were less favorable to Ashford after reviewing its financial condition and Ashford's management believed that the potential existed for suppliers to continue to reduce payment terms as Ashford's unrestricted cash balance continues to decrease.

  . A cash flow analysis, using Ashford's internal estimates, indicated that Ashford would not have enough cash and cash equivalents to continue operations beyond the end of June 2002 without making use of external sources of funds.

  . Ashford common stock had failed to maintain a minimum bid price of $1.00 over 30 consecutive trading days as required by the Nasdaq National Market for continued listing.

  .  Ashford is a party to multiple class action stockholder lawsuits.

  . Ashford is a party to a Securities and Exchange Commission investigation regarding its accounting practices.

   Summary of Proposal. U.S. Bancorp Piper Jaffray reviewed the terms of the proposed transaction, including the cash consideration per share, the exchange ratio and the aggregate transaction value. U.S. Bancorp Piper Jaffray reviewed the implied value of the consideration offered based upon the closing share price of Global Sports common stock on September 10, 2001. This analysis showed that the implied value of the consideration to be received in the merger was approximately $0.25 per share of Ashford common stock. Based on 55.173 million fully diluted Ashford shares outstanding, this implied an equity value of $13.8 million and a company value of $10.7 million for Ashford.

   Liquidation Analysis. Ashford's management provided a liquidation analysis to U.S. Bancorp Piper Jaffray that indicated a range of values for the net liquidation equity per share available to stockholders. This analysis included Ashford's management's estimates of the book values of Ashford's assets and liabilities as of September 30, 2001. These book value estimates were discounted by Ashford's management to reflect various liquidation adjustments, based on internal estimates provided by Ashford's management. The liquidation value of Ashford's inventory was estimated by Ashford's management based on an appraisal performed by an independent third party appraisal firm. The resulting values were then further adjusted by Ashford's management to reflect termination of leases, contingencies and other costs associated with wrap-up and liquidation of the business, including salaries, severance, fees and expenses of advisors and D&O insurance, as estimated by Ashford's management. U.S. Bancorp Piper Jaffray observed that based on this analysis the net liquidation equity value available to Ashford stockholders would range from $0.11 to $0.15 per share. These values compared to the offer price of the proposed transaction of $0.25 per share. U.S. Bancorp Piper Jaffray's review of this analysis made no assumptions and did not consider the possible assertions of claims, outcomes or damages arising out of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which Ashford or any of its affiliates was a party or could have been subject. The following table summarizes the results of this analysis, all values except for per share values are in millions:

                                                   Low    High
                                                  ------ ------
Total Assets.....................................   $7.4  $10.5
Total Liabilities................................   $5.2   $5.5
Marketing, Sales, General Administrative Expenses   $1.6   $2.9
Lease Buyouts and Terminations...................   $0.5   $0.3
Severance Payments...............................   $3.0   $3.0
Class Action Litigation Expenses.................   $0.4   $0.4
Directors & Officers Insurance...................   $0.5   $0.5
Professional Fees................................   $0.5   $0.5
Net Liquidation Equity Available to Stockholders.   $6.1   $8.4
Fully Diluted Shares Outstanding................. 55.292 55.292
Net Liquidation Equity per Share.................  $0.11  $0.15

   Cash Flow Analysis. A cash flow analysis, using Ashford's internal estimates, indicated that Ashford would not have enough cash and cash equivalents to continue operations beyond the end of June 2002 without making use of external sources of funds, and, as a result, U.S. Bancorp Piper Jaffray noted that a discounted cash flow analysis would not be meaningful.

   Comparable Companies Analysis. U.S. Bancorp Piper Jaffray reviewed selected financial data and ratios for Ashford and compared them to corresponding data for the following publicly traded companies that it deemed comparable to
Ashford:

  .  Beyond.com Corp.

  .  Bluefly, Inc.

  .  iParty Corp.

  .  Mcglen Internet Group, Inc.

  .  Varsity Group, Inc.

   U.S. Bancorp Piper Jaffray calculated and analyzed the ratio of company value of Ashford and each comparable company to its revenue and gross profit for the last 12 months, referred to below as "LTM revenue" and "LTM gross profit," respectively, and the ratio of fully diluted market value of equity, using the treasury method, to book value for Ashford and each comparable company, with values for LTM revenue, LTM gross profit and book value for Ashford as of June 30, 2001. The analysis indicated the following multiples:

                                                       Comparable Company Multiples
                                            Merger     ----------------------------
                                         Consideration   Low     Mean  Median High
                                         ------------- ------   -----  ------ -----
Company Value as a Multiple of:
   LTM revenue..........................     0.16x     -0.44x   0.07x  0.21x  0.26x
   LTM gross profit.....................     1.03x     -1.38x   0.84x   .58x  2.62x
Equity Value as a multiple of book value     0.41x     -1.33x   0.11x  0.42x  0.66x

   The "company value" for each company was obtained by adding its short-term and long-term debt to the sum of the market value of its common equity and the value of any preferred stock (at liquidation value) and subtracting its cash and cash equivalents.

   Comparable Transactions Analysis. U.S. Bancorp Piper Jaffray reviewed and analyzed certain financial information involving transactions in which the businesses of the acquired entities were deemed comparable to

Ashford's business. The following 16 transactions were deemed similar to the proposed transaction with targets deemed similar to Ashford:

      Frys Electronics (acquiror)/Cyberian Outpost (target)

      BS Acquisition Group (acquiror)/BigStar Entertainment (target)

      Scott Blum (acquiror)/Buy.com (target)

      Yahoo!, Inc. (acquiror)/Launch Media, Inc. (target)

      Divine, Inc. (acquiror)/RoweCom, Inc. (target)

      Gemstar-TV Guide International (acquiror)/Skymall, Inc. (target)

      Autobytel.com, Inc. (acquiror)/Autoweb.com, Inc. (target)

      Universal Music (Vivendi) (acquiror)/eMusic.com, Inc. (target)

      iVillage, Inc. (acquiror)/Women.com Networks (target)

      AmericanGreetings.com, Inc. (acquiror)/Egreetings Network, Inc. (target)

      CyBear, Inc. (Andryx Corp) (acquiror)/Mediconsult.com, Inc. (target)

      Hotel Reservations Network, Inc. (acquiror)/TravelNow.com, Inc. (target)

      Global Sports, Inc. (acquiror)/Fogdog, Inc. (target)

      Gaiam, Inc. (acquiror)/Real Goods Trading Corp. (target)

      barnesandnoble.com, Inc. (acquiror)/Fatbrain.com, Inc. (target)

      Bertelsmann AG (acquiror)/CDnow, Inc. (target)

   U.S. Bancorp Piper Jaffray calculated the ratio of company value to LTM revenue, company value to LTM gross profit and equity value to book value of the targets in each transaction and compared the results of these calculations with such calculations for the proposed transaction, with values for LTM revenue, LTM gross profit and book value for Ashford as of June 30, 2001. This analysis indicated the following multiples:

                                              Comparable Transaction Multiples
                                   Merger     --------------------------------
                                Consideration   Low      Mean   Median  High
                                -------------  ------    -----  ------ ------
  Company Value as a Multiple
    of:
     LTM revenue...............     0.16x     -0.44x    0.56x   0.17x   5.03x
     LTM gross profit..........     1.03x     -1.53x    1.82x   0.62x  14.52x
  Equity Value as a multiple of
    book value.................     0.41x     -2.25x    3.49x   0.68x  22.39x

   Premium Analysis. U.S. Bancorp Piper Jaffray compared the premium of the implied price per share of the merger consideration over the last sale price of the common stock of Ashford on September 10, 2001, September 4, 2001, and August 13, 2001 to similar premiums for the 16 comparable transactions described above at announcement date. U.S. Bancorp Piper Jaffray observed that such premiums were as follows:

                                                     Comparable Premium (%)
                                       Merger       ------------------------
                                  Consideration (%)  Low   Mean Median High
                                  ----------------- -----  ---- ------ -----
    1-day premium................       47.1        (77.1) 24.2  16.0  160.6
    1-week premium...............       66.7        (71.4) 40.5  20.5  147.3
    1-month premium..............       92.3        (46.8) 26.9  17.8  101.7

   The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying U.S. Bancorp Piper Jaffray's opinion. In arriving at its opinion, U.S. Bancorp Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it Instead, U.S. Bancorp Piper Jaffray made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Ashford or the contemplated transaction.

   The analyses were prepared solely for purposes of U.S. Bancorp Piper Jaffray's providing its opinion to Ashford's board of directors that the merger consideration to be received by holders of Ashford common stock in the proposed merger pursuant to the merger agreement was fair, from a financial point of view, to such holders, other than Global Sports and its affiliates, as of September 12, 2001 and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. These analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. U.S. Bancorp Piper Jaffray does not assume responsibility if future results are materially different from those forecasted.

   As described above, U.S. Bancorp Piper Jaffray's opinion to Ashford's board of directors was one of many factors taken into consideration by Ashford's board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by U.S. Bancorp Piper Jaffray in connection with the opinion and is qualified by reference to the written opinion of U.S. Bancorp Piper Jaffray set forth in Appendix C.

   U.S. Bancorp Piper Jaffray, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. Ashford's board of directors selected U.S. Bancorp Piper Jaffray to render its fairness opinion in connection with the proposed merger on the basis of U.S. Bancorp Piper Jaffray's experience and reputation in valuing securities in connection with mergers and acquisitions. In the ordinary course of its business, U.S. Bancorp Piper Jaffray and its affiliates may actively trade securities of Ashford and Global Sports for its own account or the account of its customers and, accordingly, it may at any time hold a long or short position in such securities.

   U.S. Bancorp Piper Jaffray was retained pursuant to an engagement letter dated September 10, 2001 to render a fairness opinion to Ashford's board of directors in connection with the proposed merger. Under the terms of the U.S. Bancorp Piper Jaffray engagement letter, Ashford will pay U.S. Bancorp Piper Jaffray a fee for providing the opinion that is not contingent upon consummation of the proposed merger. Such fees are customary amounts for transactions of this type. In addition, Ashford has agreed to reimburse U.S. Bancorp Piper Jaffray for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify U.S. Bancorp Piper Jaffray against certain liabilities, including certain liabilities under the federal securities laws.

Interests of Ashford's Officers and Directors in the Merger

   Upon completion of the merger, based on the number of shares of common stock of Global Sports and Ashford outstanding on September 30, 2001, it is anticipated that the directors and executive officers of Ashford and their affiliates will beneficially own less than one percent of the then outstanding shares of Global Sports common stock, calculated on the basis set forth under the heading "Security Ownership by Certain Beneficial Owners of Ashford."

   As of September 30, 2001, the executive officers of Ashford held outstanding stock options to purchase an aggregate of 4,431,250 shares of Ashford common stock. In addition, the non-employee members of Ashford's board of directors have received option grants as follows:

Non-employee Director Option Shares
--------------------- -------------
  J. Robert Shaw.....     14,250
  Kevin R. Harvey....     14,250
  J. Terry Manning...    252,375
  Robert Cohn........    152,750
  Gordon Mayer.......    125,144
  Colombe Nicholas...    229,500
                         -------
     Total...........    788,269
                         =======

   Upon completion of the merger, all of the then-unvested options granted to the non-employee members of Ashford's board of directors shall automatically vest. See "Certain Terms of the Merger Agreement--Ashford Stock Options and Warrants" for a description of the treatment of outstanding Ashford stock options and warrants upon completion of the merger.

   Under Ashford's 1999 Equity Incentive Plan and 1998 Stock Incentive Plan, if a change in control of Ashford occurs, an option or other award will become fully exercisable and fully vested if the option or award is not assumed by the surviving corporation or its parent or if the surviving corporation or its parent does not substitute comparable awards for the awards granted under such plans.

   Ashford has granted Mr. Gow options to purchase a total of 2,108,500 shares of common stock. Pursuant to the terms of the various options and option plans, if Ashford is subject to a change of control and the acquiring company does not assume the options, the vesting of the options will fully accelerate. Global Sports is not assuming any Ashford options and therefore all of Mr. Gow's options will be fully vested upon the consummation of the merger.

   Ashford entered into a stock restriction agreement, dated December 4, 1998, with Mr. Whitcomb, Ashford's President and a director. Pursuant to that agreement, if a change in control occurs and Ashford's repurchase right that applies to his shares is not assigned to the successor corporation, then Mr. Whitcomb's shares will become fully vested. Pursuant to an employment agreement, all shares vest upon termination with or without cause and would no longer be subject to the stock restriction agreement upon such termination.

   In addition, Ashford entered into an employment agreement with William Hensler, dated February 3, 2000, pursuant to which Mr. Hensler received an option for 360,000 shares of Ashford common stock that vests in monthly equal installments over 48 months. Pursuant to this agreement, Mr. Hensler would receive six months acceleration of vesting and six months of salary and benefits if Ashford is subject to a change of control.

   Ashford has entered into indemnification agreements with its directors and executive officers containing provisions that may require Ashford to, among other things:

  . indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature;

  . advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and

  . maintain directors' and officers' insurance if available on reasonable terms.

   In addition, Global Sports has agreed to cause Ashford to continue to honor and maintain certain indemnification arrangements in favor of the current officers and directors of Ashford for a period of six years.

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The current officers and directors of Ashford will also be covered by directors' and officers' insurance to be obtained by Ashford, with aggregate premiums not to exceed $900,000.

   As a result of the foregoing, the directors and executive officers of Ashford may be more likely to vote for the adoption of the merger agreement than Ashford stockholders generally.

Material Federal Income Tax Consequences

   The following summary is a general discussion of the material United States federal income tax consequences to Ashford stockholders upon the conversion of their shares of Ashford common stock into cash and shares of Global Sports common stock in the merger. This summary is based on the current provisions of the Internal Revenue Code of 1986, as amended, which is referred to in this prospectus/proxy statement as the "Code," applicable Treasury Regulations, judicial authority and administrative rulings, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences to Ashford stockholders as described herein. No ruling from the Internal Revenue Service or opinion of counsel has been or will be sought with respect to any aspect of the transactions described herein. No assurance can be given that the Internal Revenue Service will not successfully assert a position contrary to that described in this discussion. This summary is for Ashford stockholders' general information only and does not purport to be a complete analysis of all potential tax effects of the merger. For example, it does not consider the effect of any applicable state, local or foreign tax laws nor does it consider the tax consequences of transactions effectuated before, after or concurrently with the merger (whether or not any such transactions are undertaken in connection with the merger) including any transaction in which Ashford common stock is acquired or Global Sports common stock is disposed of. Moreover, it does not consider the tax consequences to holders of options, warrants, or similar rights to acquire Ashford common stock, including the assumption by Global Sports of outstanding warrants to acquire Ashford common stock. In addition, it does not address all aspects of federal income taxation that may affect particular stockholders in light of their particular circumstances, including:

  .  stockholders that are insurance companies;

  .  stockholders that are tax-exempt organizations;

  . stockholders that are financial institutions, broker or dealers in securities or foreign currency;

  . stockholders who hold their Ashford shares as a hedge or as part of an integrated investment such as a hedge, straddle, constructive sale or other risk reduction strategy or as part of a conversion transaction;

  . stockholders that hold shares of Ashford common stock which constitutes qualified small business stock for purposes of Section 1202 of the Code or "Section 1244 Stock" for purposes of Section 1244 of the Code;

  . stockholders who acquired their common stock pursuant to the exercise of an employee stock option or otherwise as compensation;

  . stockholders who are subject to the alternative minimum tax provisions of the Code;

  . stockholders who do not hold their shares of Ashford common stock as "capital assets," generally meaning property held for investment; or

  . stockholders who are not citizens or residents of the United States or that are foreign corporations, foreign partnerships or foreign estates or trusts with respect to the United States.

   For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or similar entity is generally attributed to its owners.

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  Treatment of Holders of Ashford Common Stock

   The conversion of shares of Ashford common stock into cash and shares of Global Sports common stock in the merger will be a taxable transaction. Generally, this means that an Ashford stockholder will recognize a capital gain or loss equal to the difference between (1) the amount of cash received in the merger plus the fair market value, as of the effective date of the merger, of the shares of Global Sports common stock received in the merger, and (2) the Ashford stockholder's tax basis in its shares of Ashford common stock. If the Ashford stockholder is an individual, capital gain or loss will be taxable at a maximum federal capital gains rate of 20% if the Ashford common stock has been held for more than one year at the time of the merger. If the Ashford stockholder is a corporation, the maximum federal tax rate applicable to its capital gains is 35%. Capital losses are subject to limitations on deductibility for both corporations and individuals.

   The aggregate tax basis of the shares of Global Sports common stock an Ashford stockholder receives in the merger, including any fractional share deemed received as described below, generally should be equal to the fair market value of such Global Sports common stock, measured on the effective date of the merger. The holding period, for capital gain purposes, for each share of Global Sports common stock received in the merger will begin the day after the effective date of the merger.

   A fractional share of Global Sports common stock not actually issued pursuant to the merger but for which cash is received in lieu thereof should be treated as a fractional share of Global Sports common stock that is issued in the merger and then redeemed by Global Sports. An Ashford stockholder receiving cash in lieu of a fractional share generally should recognize gain or loss upon the payment thereof equal to the difference, if any, between such stockholder's adjusted tax basis in the fractional share and the amount of cash received. Such gain or loss should be a long-term capital gain or loss if, on the date of the merger, the shares of Ashford common stock were held for more than one year.

  Backup Withholding

   Ashford stockholders may be subject to backup withholding at the rate of 30.5% with respect to the gross proceeds they receive in the merger unless (1) the stockholder is a corporation or other exempt recipient and, when required, it establishes this exemption or (2) the stockholder provides his or her correct taxpayer identification number to Global Sports, certifying that he or she is not currently subject to backup withholding and otherwise complying with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the Ashford stockholder's federal income tax liability.

   Global Sports will report to stockholders and to the IRS the amount of any reportable payments, including payments made to stockholders pursuant to the merger, and any amount withheld pursuant to the merger.

   The foregoing discussion of the United States federal income tax consequences of the merger is for Ashford stockholders' general information only and is not tax advice. Accordingly, each Ashford stockholder should consult its own tax advisor with respect to the particular tax consequences to the Ashford stockholder of the merger, including the applicable federal, state, local and foreign tax consequences.

Accounting Treatment

   For purposes of financial reporting, the merger will be accounted for as a "purchase."

Regulatory Approvals

   Global Sports and Ashford believe that the merger is not subject to the reporting obligations and statutory waiting period applicable to transactions falling within the jurisdiction of the Hart-Scott-Rodino Antitrust

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Improvements Act of 1976, as amended. However, at any time before or after the completion of the merger, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could take any action under U.S. antitrust laws as it deems necessary or desirable, including seeking to enjoin the completion of the merger or seeking the divestiture of substantial assets of Global Sports or Ashford. Private parties and state attorneys general may also bring actions under U.S. antitrust laws depending on the circumstances.

Restrictions on Resales by Affiliates

   The shares of Global Sports common stock to be received by Ashford stockholders in the merger will have been registered under the Securities Act of 1933 and, except as described in this paragraph, may be freely traded without restriction. The shares of Global Sports common stock to be issued in the merger and received by persons who may be considered to be "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, of Ashford before the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933, or as otherwise permitted under the Securities Act of 1933. The merger agreement provides that Ashford will use all reasonable efforts to obtain a signed affiliate agreement in favor of and for the benefit of Global Sports from all persons who may be considered affiliates of Ashford. The affiliate agreements will provide that these persons will not sell, transfer or otherwise dispose of any shares of Global Sports common stock at any time in violation of the Securities Act of 1933, or the rules and regulations promulgated under the Securities Act of 1933, including Rule 145.

Absence of Appraisal Rights

   Under Section 262 of the Delaware General Corporation Law, stockholders of a Delaware corporation are not entitled to appraisal rights, even if they do not vote in favor of or consent to a merger, if the stock subject to such merger is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. and the consideration to be received in such merger consists of any combination of cash and shares of stock listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. Because the Nasdaq National Market is designated as such a system and Ashford common stock and Global Sports common stock are quoted on the Nasdaq National Market, holders of Ashford common stock are not entitled to appraisal rights with respect to the merger.

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                     CERTAIN TERMS OF THE MERGER AGREEMENT

   The following description of the merger agreement describes certain material terms of the merger agreement. The full text of the merger agreement is attached as Annex A to this prospectus/proxy statement and is incorporated herein by reference. Ashford stockholders are encouraged to read the entire merger agreement.

The Merger

   At the effective time of the merger, Global Sports' wholly owned subsidiary, Ruby Acquisition Corp., will be merged with and into Ashford. Upon completion of the merger, Ashford will continue as the surviving corporation and will be a wholly owned subsidiary of Global Sports, and the directors and officers of Ruby Acquisition Corp. immediately prior to the merger will become the directors and officers of Ashford.

Effective Time of the Merger

   The merger agreement provides that the merger will become effective when a certificate of merger executed by Ashford is delivered to and filed with the Delaware Secretary of State. The consummation of the transactions contemplated by the merger agreement will take place no later than the tenth business day after all of the conditions to the merger contained in the merger agreement are satisfied or waived, and it is anticipated that the effective time of the merger will occur as soon as practicable following the special meeting of Ashford stockholders.

Manner and Basis of Converting Shares

   The merger agreement provides that, at the effective time of the merger, each outstanding share of Ashford common stock will automatically be converted into the right to receive a combination of cash consideration in the amount of $0.125, and 0.0076 of a share of Global Sports common stock. No fractional shares of Global Sports common stock will be issued in the merger. Instead, each Ashford stockholder otherwise entitled to a fractional share will receive a cash amount, rounded to the nearest whole cent, without interest, based on the closing price of Global Sports common stock on the Nasdaq National Market on the date the merger becomes effective.

   If, between the date of the merger agreement and the effective time of the merger, the outstanding shares of Ashford common stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then each component of the merger consideration shall be appropriately adjusted. If, between the date of the merger agreement and the effective time of the merger, the outstanding shares of Global Sports common stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the exchange ratio applicable to the stock component of the merger consideration shall be appropriately adjusted, but the cash component of the merger consideration would not be adjusted.

   Under the terms of the merger agreement, following the effective time of the merger, American Stock Transfer & Trust Company, which has been selected by Global Sports to act as exchange agent, will mail to each record holder of Ashford common stock a letter indicating that the merger has been completed. Record holders of Ashford common stock will also be provided with a letter of transmittal and instructions for use, which record holders will use to exchange Ashford common stock certificates for the merger consideration and cash for any fractional share of Global Sports common stock. Ashford common stock certificates should not be surrendered for exchange by Ashford stockholders before the effective time of the merger.

   After the effective time of the merger, transfers of Ashford common stock will not be registered on the stock transfer books of Ashford, and each certificate that previously evidenced Ashford common stock will be deemed

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to evidence the right to receive the merger consideration and the right to receive cash instead of any fractional share of Global Sports common stock. Global Sports will not pay dividends or other distributions on any shares of Global Sports common stock to be issued in exchange for any Ashford common stock certificate that is not surrendered until the Ashford common stock certificate is surrendered as provided in the merger agreement. No interest will be payable on the cash component of the merger consideration.

Ashford Stock Options and Warrants

   Global Sports will not assume any Ashford stock options as a result of the merger, and all outstanding Ashford stock options will terminate immediately prior to the effective time of the merger.

   At the effective time of the merger, Global Sports will assume each outstanding and unexercised Ashford warrant that does not, by its terms, terminate at the effective time of the merger, or otherwise as a result of the merger. Each outstanding warrant assumed by Global Sports will become a warrant to purchase a combination of cash and shares of Global Sports common stock. The amount of cash payable upon the exercise of the assumed warrant will be equal to the number of shares of Ashford common stock issuable upon the exercise of the warrant immediately prior to the effective time of the merger, multiplied by the per-share cash consideration of $0.125, rounding down to the nearest whole cent. The number of shares of Global Sports common stock issuable upon the exercise of the assumed warrant will be equal to the number of shares of Ashford common stock issuable upon the exercise of the warrant immediately prior to the effective time of the merger, multiplied by the exchange ratio of
0.0076 of a share of Global Sports common stock, rounding to the nearest whole share. Any restriction on the exercise of any Ashford warrant assumed by Global Sports will remain in full force and effect, and the term, exercisability and other provisions of the warrant will remain unchanged.

   Based on the number of Ashford warrants outstanding at the record date that do not by their terms terminate at the effective time of the merger, or otherwise as a result of the merger, and assuming that these warrants are not exercised before the effective time of the merger, Global Sports will be
required at the effective time to reserve approximately [   ] shares of Global
Sports common stock for issuance upon the exercise of the Ashford warrants assumed by Global Sports in connection with the merger.

Ashford Employee Stock Purchase Plan

   The merger agreement provides that Ashford's 1999 Employee Stock Purchase Plan will be terminated immediately prior to the effective time of the merger. The last business day before the effective time will be treated as the last day of any offering period then underway under the Employee Stock Purchase Plan. Pro-rata adjustments may be required under the Employee Stock Purchase Plan to reflect this shortened offering period, but the offering period will otherwise be treated as a fully effective and completed offering period for all purposes of the Employee Stock Purchase Plan.

Representations and Warranties

   The merger agreement contains customary representations and warranties of Ashford, Global Sports and Ruby Acquisition Corp. relating to, among other things, certain aspects of the respective businesses and assets of the parties and other matters. The representations and warranties expire at the effective time of the merger.

Covenants; Conduct of Business Prior to the Merger

   Affirmative Covenants of Ashford. Under the terms of the merger agreement, Ashford has agreed that before the effective time of the merger it will, among other things, and subject to specified exceptions:

  . ensure that Ashford and each of its subsidiaries conducts its business and operations in the ordinary course, prudently and in accordance with past practices and in compliance with all applicable legal requirements and the requirements of all material contracts;

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  .  except as expressly contemplated by the merger agreement, use all reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other persons having business relationships with it and its subsidiaries;

  . promptly notify Global Sports in writing of the discovery by Ashford of any event, condition, fact or circumstance that occurred or existed on or prior to the date of the merger agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Ashford in the merger agreement;

  . promptly notify Global Sports in writing of any event, condition, fact or circumstance that occurs, arises or exists after the date of the merger agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Ashford in the merger agreement if the representation or warranty had been made as of the time of the occurrence, existence or discovery of the event, condition, fact or circumstance, or the event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of the merger agreement;

  . promptly notify Global Sports in writing of any material breach of any covenant or obligation of Ashford under the merger agreement;

  . promptly notify Global Sports in writing of any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in the merger agreement impossible or unlikely or that has had or could reasonably be expected to have a material adverse effect on Ashford and its subsidiaries;

  . use all reasonable efforts to file all notices, reports and other documents required to be filed with any governmental body with respect to the merger and the other transactions contemplated by the merger agreement, and to submit promptly any additional information requested by any such governmental body; and

  . use all reasonable efforts to take, or cause to be taken, all actions necessary, proper or advisable to consummate the merger and make effective the other transactions contemplated by the merger agreement, including (1) making all filings and giving all notices, if any, required to be made and given by Ashford in connection with the merger and the other transactions contemplated by the merger agreement, (2) using all reasonable efforts to obtain each consent, if any, required to be obtained by Ashford in connection with the merger or any of the other transactions contemplated by the merger agreement, and (3) using all reasonable efforts to lift any restraint, injunction or other legal bar to the merger.

   Under the terms of the merger agreement, Ashford has also agreed that its board of directors will recommend that Ashford stockholders vote to adopt the merger agreement. However, at any time before the special meeting of Ashford stockholders, Ashford's board of directors is entitled to withdraw or modify its recommendation that Ashford stockholders vote for adoption of the merger agreement if certain requirements, including the following, are satisfied:

  . an unsolicited, bona fide written offer to purchase all or substantially all of the outstanding shares of Ashford common stock or all or substantially all of the assets of Ashford is made to Ashford and is not withdrawn;

  . Ashford provides Global Sports with at least five business days prior notice of any meeting of Ashford's board or directors at which Ashford's board of directors will determine whether the offer constitutes a superior offer as defined below;

  . Ashford's board of directors determines in good faith, after consultation with an independent financial advisor of nationally recognized reputation, that the offer constitutes a superior offer;

  . Ashford's board of directors determines in good faith, after having consulted with Ashford's outside legal counsel, that, in light of the superior offer, withdrawal or modification of its recommendation is required for the board of directors to comply with its fiduciary obligations to Ashford stockholders;

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  .  Ashford's board of directors' recommendation that Ashford stockholders vote for adoption of the merger agreement is not withdrawn or modified in a manner adverse to Global Sports at any time within two business days after Global Sports receives written notice from Ashford confirming that its board of directors has determined that the offer constitutes a superior offer; and

  . neither Ashford nor any of its representatives has violated its covenant under the terms of the merger agreement not to solicit or encourage, or participate in discussions or negotiations with respect to, acquisition proposals from or with parties other than Global Sports.

   For purposes of the merger agreement, the term "superior offer" means an unsolicited, bona fide written offer made by a third party to purchase all or substantially all of the outstanding shares of Ashford common stock or all or substantially all of the assets of Ashford on terms that Ashford's board of directors determines, in its reasonable judgment, after consultation with an independent financial advisor of nationally recognized reputation, to be more favorable to Ashford stockholders than the terms of the merger. An offer will not, however, be deemed to be a superior offer if any financing required to consummate the transaction contemplated by the offer is not reasonably capable of being obtained by the third party.

   Under the terms of the merger agreement, Ashford's obligation to call, give notice of and hold the special meeting of Ashford stockholders will not be affected by the commencement, disclosure, announcement or submission of a superior offer or acquisition proposal, or by any withdrawal or modification of the recommendation by Ashford's board of directors that Ashford stockholders vote for adoption of the merger agreement.

   The merger agreement provides that, if Ashford's board of directors withdraws or modifies its recommendation that Ashford stockholders vote for adoption of the merger agreement, Ashford may be required to pay Global Sports a fee in the amount of $750,000, and to pay Global Sports' fees and expenses associated with the preparation of the merger agreement and otherwise in connection with the merger. See "Certain Terms of the Merger Agreement--Expenses and Termination Fee."

   Negative Covenants of Ashford. Under the terms of the merger agreement, Ashford has agreed that before the effective time of the merger, without the prior written consent of Global Sports and subject to specified exceptions, it will not and will not permit any of its subsidiaries to:

  . declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

  . sell, issue, grant or authorize the issuance or grant of any capital stock or other security, any option, call, warrant or right to acquire any capital stock or other security or any instrument convertible into or exchangeable for any capital stock or other security;

  . amend or waive any of its rights under, or accelerate the vesting under, any provision of any of Ashford's stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify the terms of any outstanding option, warrant or other security or related contract;

  . amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

  . effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

  . take or permit to be taken any action other than in accordance with an agreed operating budget or fail to take or cause to be taken any action required to be taken or otherwise contemplated by the operating budget;

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  .  make or permit to be made any capital expenditure or other cash expenditure which, when aggregated with other similar expenditures, exceeds the aggregate dollar amount of the operating budget;

  . enter into, renew or become bound by, or permit any of the assets owned or used by Ashford to become bound by, any material contract, or amend or terminate, or waive or exercise any material right or remedy under, any material contract;

  . enter into, renew or become bound by, or permit any of the assets owned or used by it to become bound by, any insurance policy, or amend or terminate, or waive or exercise any material right or remedy under, any insurance policy;

  . enter into or become bound by any new marketing agreements, other than marketing agreements under which the payments for which Ashford and its subsidiaries are obligated, are solely performance-based and do not involve revenue guarantees or revenue sharing arrangements requiring Ashford and its subsidiaries to share over 15% of the applicable revenues with third parties;

  . publish or otherwise make available any coupons or comparable promotions applicable to the purchase of the products sold by Ashford or its subsidiaries outside the ordinary course of business or inconsistent with past practices;

  . acquire, lease or license any right or other asset from any other person or sell or otherwise dispose of, or lease or license, any right or other asset to any other person, or waive or relinquish any material right;

  .  lend money to any person, or incur or guarantee any indebtedness;

  . establish, adopt or amend any employee benefit plan, pay any bonus or make any profit-sharing payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation payable to, any of its directors, officers or employees;

  .  hire or promote any employee;

  . terminate any employee, except as expressly contemplated by the merger agreement;

  . change any of its pricing policies, product return policies, product maintenance policies, service policies, product modification or upgrade policies, personnel policies or other business policies or any of its methods of accounting or accounting practices in any respect;

  .  make any tax election;

  . commence any legal proceeding or enter into any settlement agreement with respect to any legal proceeding;

  . cause or permit Ashford or any of its subsidiaries to fail to comply with any term of any employee plan;

  . enter into any transaction or take any other action outside the ordinary course of business or inconsistent with past practices; or

  . make any disclosure regarding the merger or any of the other transactions contemplated by the merger agreement unless Global Sports will have approved of the disclosure or Ashford will have been advised by outside legal counsel that the disclosure is required by applicable law.

   Affirmative Covenants of Global Sports. Under the terms of the merger agreement, Global Sports has agreed that, before the effective time of the merger, it will, among other things, and subject to specified exceptions:

  . register under the Securities Act of 1933 the issuance of the shares of Global Sports common stock in the merger;

  . use reasonable efforts to register under the securities laws of every jurisdiction of the United States in which any Ashford stockholder has an address of record on the record date the issuance of the shares of Global Sports common stock in the merger;

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  .  use all reasonable efforts to file all notices, reports and other documents required to be filed with any governmental body with respect to the merger and the other transactions contemplated by the merger agreement, and to submit promptly any additional information requested by any such governmental body; and

  . use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the merger and make effective the other transactions contemplated by the merger agreement, including (1) making all filings and giving all notices required to be made and given by Global Sports in connection with the merger and the other transactions contemplated by the merger agreement, (2) using all reasonable efforts to obtain each consent, if any, required to be obtained by Global Sports in connection with the merger or any of the other transactions contemplated by the merger agreement, and (3) using all reasonable efforts to lift any restraint, injunction or other legal bar to the merger.

   Global Sports does not have any obligation under the merger agreement: (1) to dispose of or transfer or cause any of its subsidiaries to dispose of or transfer any assets, or to commit to cause Ashford or any of Ashford's subsidiaries to dispose of any assets; (2) to discontinue or cause any of its subsidiaries to discontinue offering any product or service, or to commit to cause Ashford or Ashford's subsidiaries to discontinue offering any product or service; (3) to license or otherwise make available, or cause or commit to cause any of its subsidiaries to license or otherwise make available, to any person, any technology, software or other proprietary asset, or to commit to cause Ashford or Ashford's subsidiaries to license or otherwise make available to any person any technology, software or other proprietary asset; (4) to hold separate or cause any of its subsidiaries to hold separate any assets or operations, either before or after the closing date, or to commit to cause Ashford or Ashford's subsidiaries to hold separate any assets or operations;
(5) to make or cause any of its subsidiaries to make any commitment (to any governmental body or otherwise) regarding its future operations or the future operations of Ashford or its subsidiaries; or (6) to contest any legal proceeding relating to the merger if Global Sports determines in good faith that contesting the legal proceeding might not be advisable.

Limitation on Ashford's Ability to Consider Other Acquisition Proposals

   Under the terms of the merger agreement, Ashford has agreed that it will not directly or indirectly, and that it will not authorize or permit any of its representatives, subsidiaries or subsidiaries' representatives directly or indirectly, to:

  . solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any acquisition proposal, as defined below, or take any action that could reasonably be expected to lead to an acquisition proposal;

  . furnish any information regarding Ashford or any of its subsidiaries to any person in connection with or in response to an acquisition proposal or an inquiry or indication of interest that could lead to an acquisition proposal;

  . engage in discussions or negotiations with any person with respect to any acquisition proposal;

  .  approve, endorse or recommend any acquisition proposal; or

  . enter into any letter of intent or similar document or any contract contemplating or relating to any acquisition transaction, as defined below.

   For purposes of the merger agreement, the term "acquisition proposal" means any offer, proposal, inquiry or indication of interest, other than by Global Sports, contemplating or otherwise relating to any acquisition transaction.

   For purposes of the merger agreement, the term "acquisition transaction" means:

  . any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction (1) in

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     which Ashford or any of its subsidiaries is a constituent corporation, (2)
     in which a person or group of persons directly or indirectly acquires ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Ashford or any of its subsidiaries or (3) in which Ashford or any of its subsidiaries issues securities representing more than 15% of the outstanding securities of any class of voting securities of Ashford or any of its subsidiaries;

  . any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, net incomes or assets of Ashford or any of its subsidiaries; or

  .  any liquidation or dissolution of Ashford or any of its subsidiaries.

   However, these restrictions will not be deemed to prevent Ashford or its board of directors from complying with its legal obligations under Rules 14d-9 and 14c-2 of the Securities Exchange Act of 1934 with regard to an acquisition proposal.

   Furthermore, prior to the adoption of the merger agreement by the required vote of Ashford stockholders, these restrictions will not prohibit Ashford from furnishing nonpublic information regarding Ashford or any of its subsidiaries to, or entering into discussions with, any person in response to a superior offer, as defined above, that is submitted to Ashford by that person if:

  . neither Ashford, nor any of its representatives, subsidiaries or subsidiaries' representatives have breached or taken any action inconsistent with these restrictions;

  . Ashford's board of directors concludes in good faith, after having consulted with Ashford's outside legal counsel, that the action is required in order for the board of directors to comply with its fiduciary obligations to Ashford stockholders under applicable law;

  . at least two business days prior to furnishing any of the nonpublic information to, or entering into discussions with, that person, Ashford gives Global Sports written notice of the identity of that person and of Ashford's intention to furnish nonpublic information to, or enter into discussions or negotiations with, that person, and Ashford receives from that person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to that person by or on behalf of Ashford; and

  . at least two business days prior to furnishing any of the nonpublic information to that person, Ashford furnishes the nonpublic information to Global Sports, to the extent the nonpublic information has not been previously furnished by Ashford to Global Sports.

   Under the terms of the merger agreement, if Ashford's board of directors receives an acquisition proposal, any inquiry or indication of interest that could reasonably be expected to lead to an acquisition proposal or any request for nonpublic information then Ashford must, within 24 hours of receipt of such acquisition proposal, inquiry, indication of interest or request, advise Global Sports orally and in writing of the matter, including the identity of the person making or submitting the acquisition proposal, inquiry, indication of interest that could reasonably be expected to lead to an acquisition proposal or request, and the terms thereof. Ashford must keep Global Sports fully informed with respect to the status of any acquisition proposal, inquiry, indication of interest or request and any modification or proposed modification to the acquisition proposal. Ashford must immediately cease and cause to be terminated any existing discussions with any person that relate to any acquisition proposal.

   Under the terms of the merger agreement, Ashford has agreed not to release or permit the release of any person from, or to waive or permit the waiver of any provision of, any confidentiality, "standstill," nonsolicitation or similar agreement to which Ashford or any of its subsidiaries is a party or under which Ashford or any of its subsidiaries has any rights, and will use its commercially reasonable best efforts to enforce or cause to be enforced each of these agreements at the request of Global Sports. Ashford has also agreed to promptly request each person that has executed a confidentiality agreement in connection with its consideration of a

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possible acquisition transaction or equity investment to return all confidential information furnished to that person by or on behalf of Ashford or any of its subsidiaries.

Conditions to the Merger

   Conditions to the Obligations of Each Party. The merger agreement provides that the obligations of Global Sports, Ruby Acquisition Corp. and Ashford to effect the merger and otherwise consummate the transactions contemplated by the merger agreement are subject to the satisfaction, at or prior to the closing of the merger, of the following conditions, in addition to the additional conditions applicable to each of the parties set forth below:

  . the registration statement, which includes this prospectus/proxy statement, will have become effective in accordance with the provisions of the Securities Act of 1933 and will not be subject to any issued and pending stop order, or any pending or threatened stop order proceedings;

  . the merger agreement will have been duly adopted by a vote of Ashford stockholders; and

  . no court order will be in effect that prevents the consummation of the merger and no material legal requirement will have been enacted since the date of the merger agreement that makes consummation of the merger illegal.

   Additional Conditions to the Obligations of Global Sports and Ruby Acquisition Corp. The merger agreement provides that the obligations of Global Sports and Ruby Acquisition Corp. to effect the merger and otherwise consummate the transactions contemplated by the merger agreement are subject to the satisfaction, at or prior to the closing of the merger, of the following conditions, in addition to the conditions set forth above under "Conditions to the Obligations of Each Party":

  . the representations and warranties made by Ashford that are qualified by "material adverse effect" or otherwise qualified as to materiality must have been accurate in all respects as of the date of the merger agreement, except for those representations and warranties made as of a specific date, which must have been accurate in all respects as of that date;

  . the representations and warranties made by Ashford that are not qualified by "material adverse effect" or otherwise qualified as to materiality must have been accurate in all material respects as of the date of the merger agreement, except for those representations and warranties made as of a specific date, which must have been accurate in all material respects as of that date;

  . the representations and warranties made by Ashford regarding Ashford's corporate structure, corporate standing, capitalization and cash, receivables, customers and inventories will be accurate in all material respects as of the date on which the merger is completed as if made on and as of that date, provided that, for purposes of determining the accuracy of such representations and warranties, all materiality qualifications contained in the representations and warranties will be disregarded;

  . the representations and warranties made by Ashford, other than those representations and warranties mentioned in the previous paragraph, will be accurate in all respects as of the date on which the merger is completed as if made on that date, except for those representations and warranties made as of a specific date, which will have been accurate in all material respects as of that date, and except that any inaccuracies in such representations and warranties will be disregarded if, after aggregating all inaccuracies in the representations and warranties as of that specific date or the closing date, the inaccuracies and the circumstances giving rise to all of the inaccuracies do not constitute and could not reasonably be expected to result in a "material adverse effect" on Ashford or its subsidiaries determined as of that specific date or the date on which the merger is completed, provided that for purposes of determining the accuracy of the representations and warranties, all "material adverse effect" qualifications and other materiality qualifications contained in the representations and warranties will be disregarded;

  . Ashford will have complied with and performed in all respects the covenant in the merger agreement regarding permitted expenditures;

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  .  Ashford will have complied with and performed in all material respects each other covenant or obligation that Ashford is required to comply with or to perform at or prior to the consummation of the merger;

  . holders of less than 15% of Ashford common stock entitled to vote in the merger will have perfected their appraisal rights, if any, under Section 262 of the Delaware General Corporation Law with respect to their shares of Ashford common stock or will otherwise continue to have appraisal rights under any applicable law;

  . Ashford will have obtained consents that, if not received by the closing date, would likely have a "material adverse effect" on Ashford and its subsidiaries or on Global Sports;

  . Global Sports will have received the following agreements and documents, each of which will be in full force and effect: (1) a certificate executed by the Chief Executive Officer and Chief Financial Officer of Ashford confirming that certain closing conditions have been satisfied; and (2) the written resignations of all of the officers and directors of Ashford and its subsidiaries, effective as of the effective time of the merger;

  . there will not be pending or threatened any legal proceeding in which a governmental body is or is threatened to become a party or is otherwise involved and neither Global Sports nor Ashford will have received any communication from any governmental body in which the governmental body indicates that the commencement of any legal proceeding or taking of any other action is reasonably likely: (a) challenging or seeking to restrain or prohibit the consummation of the merger or any of the other transactions contemplated by the merger agreement; (b) relating to the merger and seeking to obtain from Global Sports, Ashford or any of Ashford's subsidiaries, any damages or other relief that could reasonably be expected to have a "material adverse effect" on Global Sports, Ashford or any of Ashford's subsidiaries; (c) seeking to prohibit or limit in any material respect Global Sports' ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the surviving corporation; (d) that could materially and adversely affect the right of Global Sports, Ashford or any of Ashford's subsidiaries to own the assets or operate the business of Ashford or any of its subsidiaries; or (e) seeking to compel Ashford, any of Ashford's subsidiaries, Global Sports or any of Global Sports' subsidiaries to dispose of or hold separate any material assets as a result of the merger of any of the other transactions contemplated by the merger agreement; and

  . there will not be pending any legal proceeding in which, in the reasonable good faith judgment of Global Sports, there is a reasonable possibility of an outcome that could have a "material adverse effect" on Ashford and its subsidiaries or on Global Sports: (a) challenging or seeking to restrain or prohibit the consummation of the merger or any of the other transactions contemplated by the merger agreement; (b) relating to the merger and seeking to obtain from Global Sports, Ashford or any subsidiary of Ashford, any damages or other relief that could reasonably be expected to have a "material adverse effect" on Global Sports, Ashford or any of Ashford's subsidiaries; (c) seeking to prohibit or limit in any material respect Global Sports' ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Ashford or any of Ashford's subsidiaries; (d) that would materially and adversely affect the right of Global Sports, Ashford or any of Ashford's subsidiaries to own the assets or operate the business of Ashford or any of Ashford's subsidiaries; or
     (e) seeking to compel Ashford or any of Ashford's subsidiaries, Global Sports or any of Global Sports' subsidiaries to dispose of or hold separate any material assets as a result of the merger or any of the other transactions contemplated by the merger agreement.

   Additional Conditions to the Obligation of Ashford. The merger agreement provides that the obligation of Ashford to effect the merger and otherwise effect the transactions contemplated by the merger agreement are subject to the satisfaction, at or prior to the closing of the merger, of the following conditions, in addition to the conditions set forth above under "Conditions to the Obligations of Each Party":

  . the representations and warranties made by Global Sports and Ruby Acquisition Corp. that are qualified by "material adverse effect" or otherwise qualified as to materiality must have been accurate in all respects as of the

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     date of the merger agreement, except for those representations and warranties made as of a specific date, which must have been accurate in all respects as of that date;

  . the representations and warranties made by Global Sports and Ruby Acquisition Corp. that are not qualified by "material adverse effect" or otherwise qualified as to materiality must have been accurate in all material respects as of the date of the merger agreement, except for those representations and warranties made as of a specific date, which must have been accurate in all material respects as of that date;

  . the representations and warranties of Global Sports and Ruby Acquisition Corp. will be accurate in all respects as of the closing date as if made on and as of the closing date, except for those representations and warranties made as of a specific date, which must have been accurate in all respects as of that date, and except that any inaccuracies in such representations and warranties as of the closing date will be disregarded if, after aggregating all inaccuracies of the representations and warranties as of the closing date, the inaccuracies and the circumstances giving rise to all of the inaccuracies do not constitute a "material adverse effect" on Global Sports determined as of the date on which the merger is completed, provided that, for purposes of determining the accuracy of the representations and warranties, all materiality qualifications contained in the representations and warranties will be disregarded;

  . Global Sports and Ruby Acquisition Corp. will have complied with and performed in all material respects each covenant or obligation that either of them is required to comply with or to perform at or prior to the consummation of the merger;

  . the shares of Global Sports common stock to be issued in the merger will have been approved for listing on the Nasdaq National Market; and

  . Ashford will have received a certificate executed by an executive officer of Global Sports confirming that certain closing conditions have been satisfied.

   As used with respect to Ashford in the merger agreement, "material adverse effect" means any event, violation, inaccuracy, circumstance or other matter that, when considered together with all other matters that would constitute exceptions to the representations and warranties of Ashford, disregarding any "material adverse effect" or other materiality qualifications, or any similar qualifications, in the representations and warranties, had or could reasonably be expected to have a material adverse effect on (1) the business, financial condition, capitalization, assets, liabilities, operations or financial performance of Ashford and its subsidiaries taken as a whole, (2) the ability of Ashford to consummate the merger or any of the other transactions contemplated by the merger agreement, or to perform any of its obligations under the merger agreement, or (3) Global Sports' ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Ashford following consummation of the merger.

   However, any adverse effect that results from general economic, business or industry conditions, the taking by Ashford of any action permitted or required by the merger agreement, or the announcement or pendency of the merger or any of the other transactions contemplated by the merger agreement, will not, in and of itself, constitute a "material adverse effect," and will not be considered in determining whether there has been or would be a "material adverse effect," on Ashford and its subsidiaries. In addition, the failure of Ashford to meet published or internal earnings or revenue estimates or projections will not, in and of itself, constitute a "material adverse effect," and will not be considered in determining whether there has been or would be a "material adverse effect," on Ashford and its subsidiaries. Moreover, a decline in Ashford's stock price will not, in and of itself, constitute a "material adverse effect," and will not be considered in determining whether there has been or would be a "material adverse effect," on Ashford and its subsidiaries.

   As used with respect to Global Sports in the merger agreement, "material adverse effect" means any event, violation, inaccuracy, circumstance or other matter, that when considered together with all other matters that would constitute exceptions to the representations and warranties of Global Sports, disregarding any "material adverse effect" or other materiality qualifications, or any similar qualifications, in the representations and

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warranties, had or could reasonably be expected to have a material adverse effect on (1) the business, financial condition, capitalization, assets, liabilities, operations or financial performance of Global Sports and its subsidiaries taken as a whole, or (2) the ability of Global Sports to consummate the merger or any of the other transactions contemplated by the merger agreement, or to perform any of its obligations under the merger agreement.

   However, any adverse effect that results from general economic, business or industry conditions, the taking by Global Sports of any action permitted or required by the merger agreement, or the announcement or pendency of the merger or any of the other transactions contemplated by the merger agreement, will not, in and of itself, constitute a "material adverse effect," and will not be considered in determining whether there has been or would be a "material adverse effect," on Global Sports. In addition, the failure of Global Sports to meet published or internal earnings or revenue estimates or projections will not, in and of itself, constitute a "material adverse effect," and will not be considered in determining whether there has been or would be a "material adverse effect," on Global Sports. Moreover, a decline in Global Sports' stock price will not, in and of itself, constitute a "material adverse effect," and will not be considered in determining whether there has been or would be a "material adverse effect," on Global Sports.

Termination of the Merger Agreement

   The merger agreement provides that Global Sports and Ashford can agree by mutual written consent to terminate the merger agreement at any time before the consummation of the merger. In addition, either Global Sports or Ashford may terminate the merger agreement if:

  . the merger is not completed on or before March 31, 2002, unless the failure to consummate the merger by March 31, 2002 is attributable to a failure on the part of the party seeking to terminate the merger agreement to perform any covenant required to be performed by that party before consummation of the merger;

  . a court or other governmental body issues a final and nonappealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the merger, provided that the party seeking termination of the merger agreement has used commercially reasonable efforts to have the order, decree or ruling vacated;

  .  Ashford stockholders fail to adopt the merger agreement; or

  . the representations and warranties of the other party in the merger agreement are or become inaccurate, or the other party breaches its covenants, so that a condition to the obligation of the party to which the representations and warranties or covenants are made would not be satisfied and the inaccuracy or breach is not curable through the exercise of reasonable efforts or the other party is not using reasonable efforts to cure the breach.

   In addition, the merger agreement provides that Global Sports may terminate the merger agreement, before the adoption of the merger agreement by Ashford stockholders, if any of the following "triggering events" occurs:

  . Ashford's board of directors fails to recommend that Ashford stockholders vote to adopt the merger agreement, or withdraws or adversely modifies its recommendation that Ashford stockholders vote for adoption of the merger agreement;

  . Ashford fails to include in this prospectus/proxy statement the recommendation by Ashford's board of directors that Ashford stockholders vote for adoption of the merger agreement or a statement to the effect that Ashford's board of directors has determined and believes the merger is in the best interests of Ashford stockholders;

  . Ashford's board of directors fails to reaffirm its recommendation that Ashford stockholders vote for adoption of the merger agreement, or its determination that the merger is in the best interests of Ashford

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     stockholders, within five business days after Global Sports requests in writing that the recommendation or determination be reaffirmed;

  . Ashford's board of directors approves, endorses or recommends another acquisition proposal;

  . Ashford enters into a letter of intent or similar document, or any other contract relating to another acquisition proposal, other than a confidentiality agreement permitted by the merger agreement;

  . Ashford fails to hold the special meeting of Ashford stockholders within 45 days after the registration statement which includes this prospectus/proxy statement is declared effective;

  . a tender or exchange offer relating to securities of Ashford is commenced, and Ashford does not send to its securityholders, within 10 business days after the commencement of the tender or exchange offer, a statement disclosing that Ashford recommends rejection of the tender or exchange offer;

  . another acquisition proposal is publicly announced and Ashford fails to issue a press release announcing its opposition to the acquisition proposal within five business days after the acquisition proposal is announced or otherwise fails to actively oppose the acquisition proposal;

  . any person or group of persons directly or indirectly acquires or agrees to acquire from Ashford securities representing more than 10% of the outstanding securities of any class of voting securities of Ashford; or

  . Ashford or any of its representatives breaches its agreement not to solicit or encourage, or participate in discussions or negotiations with respect to, acquisition proposals from or with parties other than Global Sports.

   If the merger agreement is terminated, then it will be of no further effect, there will be no liability on the part of Global Sports or Ashford to the other, and all rights and obligations of the parties will cease other than liabilities relating to payment of termination fees and breaches of representations and warranties and covenants contained in the merger agreement.

Expenses and Termination Fee

   The merger agreement provides that, regardless of whether Global Sports and Ashford consummate the merger, each of Ashford and Global Sports will pay its own costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, except that Global Sports and Ashford have agreed to share equally all fees and expenses, other than attorneys' fees, incurred in connection with the filing, printing and mailing of the registration statement of which this prospectus/proxy statement is a part, this prospectus/proxy statement, and any amendments or supplements to either of them.

   Under the terms of the merger agreement, Ashford has agreed to pay Global Sports a termination fee in the amount of $750,000 if the merger agreement is terminated by Global Sports because one of the "triggering events" described above occurs. In such event, the termination fee would be payable promptly following termination of the merger agreement. In addition, Ashford has agreed to pay Global Sports a termination fee in the amount of $750,000 if the merger agreement is terminated by either Ashford or Global Sports because the merger is not consummated by March 31, 2002, or because Ashford stockholders fail to adopt the merger agreement, provided in either case that, between the date of the merger agreement and the time of the termination of the merger agreement, an acquisition proposal has been disclosed, announced, commenced, submitted or made, and Ashford consummates or is subject to an acquisition transaction within one year of the termination of the merger agreement or Ashford or any of its representatives signs a definitive agreement or letter of intent within one year of the termination of the merger agreement providing for an acquisition transaction. In such event, the termination fee would be payable upon or prior to the consummation of such acquisition transaction.

   In addition, the merger agreement provides that, if (a) the merger agreement is terminated by Global Sports because one of the "triggering events" described above occurs, (b) the merger agreement is terminated by either

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Ashford or Global Sports because the merger is not consummated by March 31,
2002 and between the date of the merger agreement and the time of the termination of the merger agreement, an acquisition proposal has been disclosed, announced, commenced, submitted or made, or (c) the merger agreement is terminated by either Ashford or Global Sports because Ashford stockholders fail to adopt the merger agreement, then Ashford will be obligated to make a nonrefundable cash payment to Global Sports, upon or promptly following the termination of the merger agreement, in an amount equal to the aggregate amount of all fees and expenses that have been paid or that may become payable by or on behalf of Global Sports in connection with the preparation and negotiation of the merger agreement and otherwise in connection with the merger.

Amendment

   The merger agreement may be amended at any time, whether before or after the adoption of the merger agreement by Ashford stockholders, with the approval of Global Sports' board of directors and Ashford's board of directors. However, after the adoption of the merger agreement by Ashford stockholders, no amendment which by law requires the approval of Ashford stockholders will be effective until approved by Ashford stockholders.

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                               VOTING AGREEMENTS

   The following description of the voting agreements entered into by a number of Ashford stockholders in favor of Global Sports sets forth certain material terms of the voting agreements. The form of voting agreement is attached as Annex B to this prospectus/proxy statement and is incorporated herein by reference. Ashford stockholders are encouraged to read the entire form of voting agreement.

   David Gow, Chief Executive Officer and a director of Ashford, James H. Whitcomb, President and a director of Ashford, J. Robert Shaw, Chairman of Ashford's board of directors, Robert Cohn and Kevin Harvey, directors of Ashford, and Benchmark Capital Partners II, L.P., Benchmark Capital Partners III, L.P. and Benchmark Capital Partners II, L.P. have entered into voting agreements with Global Sports dated as of September 13, 2001.

   The stockholders of Ashford who have entered into the voting agreements have agreed to vote all shares of Ashford common stock owned by them in favor of the adoption of the merger agreement, against any action or agreement that would or could reasonably result in a breach of any representation, warranty, covenant or obligation of Ashford in the merger agreement and otherwise as provided in the voting agreements. The voting agreements also provide that they must vote against: (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Ashford or any subsidiary of Ashford; (2) any sale, lease or transfer of a material amount of assets of Ashford or any subsidiary of Ashford; (3) any reorganization, recapitalization, dissolution or liquidation of Ashford or any subsidiary of Ashford; (4) any change in a majority of Ashford's board of directors; (5) any amendment to Ashford's certificate of incorporation or bylaws; (6) any material change in the capitalization of Ashford or Ashford's corporate structure; and (7) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the merger agreement or the voting agreements.

   The stockholders of Ashford who have entered into the voting agreements have also granted Global Sports an irrevocable proxy to vote their shares of Ashford common stock in favor of the adoption of the merger agreement, against other acquisition proposals and in the discretion of the proxy holder with respect to the other matters covered by the voting agreements. As of the record date,
these individuals and entities collectively beneficially owned [     ] shares
of Ashford common stock which represents approximately [   ]% of the
outstanding shares of Ashford common stock entitled to vote at the special meeting of Ashford stockholders. These Ashford stockholders may vote their shares of Ashford common stock on all matters not covered by the voting agreements.

   Ashford stockholders who signed the voting agreements also have agreed not to transfer any shares of Ashford common stock, or any option to purchase shares of Ashford common stock, owned by them before the earlier of the termination of the merger agreement or the completion of the merger, unless each person to whom any shares or options are transferred agrees to be bound by all of the terms and provisions of the voting agreements.

   The voting agreements will terminate upon the earlier to occur of the termination of the merger agreement or the completion of the merger.

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                     INFORMATION RELATING TO GLOBAL SPORTS

Prior Filings

   The following information supplements and updates important business and financial information about Global Sports that is incorporated in this prospectus/proxy statement from documents filed by Global Sports with the Securities and Exchange Commission. This information is available at the Internet web site that the Securities and Exchange Commission maintains at http://www.sec.gov, as well as from other sources. See "Where You Can Find More Information," on page 109 of this prospectus/proxy statement.

Recent Developments

   On July 20, 2001, Global Sports issued to Interactive Technology Holdings, LLC, or ITH, a five-year warrant to purchase an aggregate of 300,000 shares of Global Sports common stock at an exercise price of $6.00 per share in consideration for certain corporate development services performed by ITH on behalf of Global Sports.

   In August 2001, Global Sports announced its intention to expand its business to include developing and operating e-commerce businesses beyond the sporting goods merchandise category. Concurrent with this announcement, Global Sports announced that it had entered into an e-commerce agreement with Kmart Corporation and Bluelight.com LLC, a subsidiary of Kmart. Under this agreement, Global Sports manages certain aspects of Kmart's overall e-commerce business, including fulfillment, technology and customer service in exchange for a combination of fixed fees and a percentage of sales. Kmart selects the merchandise to be sold on the site, owns a portion of the inventory and provides in-store marketing of the e-commerce business at its retail outlets. In addition to its agreement with Kmart and BlueLight.com, Global Sports intends to selectively pursue additional opportunities outside of sporting goods, while continuing to grow its existing sporting goods business.

   On August 23, 2001, ITH acquired an aggregate of 3,000,000 shares of Global Sports common stock from Global Sports at a price of $10.00 per share, for an aggregate purchase price of $30.0 million. At the same time, ITH acquired an aggregate of 1,000,000 shares of Global Sports common stock from Michael G. Rubin, Chairman, President and Chief Executive Officer of Global Sports, at a price of $10.00 per share, for an aggregate purchase price of $10.0 million. In connection with the acquisition, SOFTBANK agreed, among other things, to reduce the number of directors of Global Sports that it has the contractual right to appoint from up to three to up to two, depending on the number of shares of Global Sports common stock that it holds or has the right to acquire.

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                        INFORMATION RELATING TO ASHFORD

Forward-Looking Statements

   The discussion in this prospectus/proxy statement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, including statements regarding Ashford's expectations, beliefs, hopes, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. Ashford is under no duty to update any of the forward-looking statements after the date of this filing to conform these statements to actual results. Ashford's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section and in the "Risk Factors" section of this prospectus/proxy statement.

Overview of Ashford

   Ashford is a Web-based retailer focused on luxury and premium products, including new and vintage watches, clocks, diamonds, jewelry, leather goods, writing instruments, fragrances, and sunglasses, altogether offering more than 12,000 styles of products from over 300 leading luxury brands. Since late 1999, Ashford has rapidly expanded its primary product focus from offering only new watches to offering 11 different product categories. Ashford's strategy has been to add complementary products to create a portfolio that combines items purchased frequently, such as leather and sunglasses, with higher priced items purchased less frequently, such as watches and diamonds. In March 2000, Ashford launched its corporate gift business, which offers an additional 800 luxury products in new categories such as crystal, silver and pewter that are targeted to the corporate market. By combining its expertise in luxury products and its commitment to excellent customer service with the benefits of Internet retailing, Ashford is able to deliver a unique shopping experience to its retail and corporate consumers. Ashford believes that its current luxury and premium product offerings are well suited for online commerce given its brand recognition, generally high average sales prices and relatively low average distribution and shipping costs.

   Ashford's Web site features detailed product information, helpful and useful shopping services and innovative merchandising through easy-to-navigate Web pages. Ashford offers customers the convenience and flexibility of shopping 24 hours a day, seven days a week, from their homes, offices or other locations. In addition, with the exception of diamonds, Ashford carries almost all of the products it sells in inventory, which enables it to ship most products to its customers within 24 hours. Ashford's customer service representatives are available through phone and e-mail and are trained to answer a broad array of questions regarding product styles, features and technical specifications, as well as provide product recommendations. This informative and high-quality shopping experience provides luxury brand owners a Web-based retail channel consistent with the luxury character and premium quality of their products.

Industry Overview

  Growth of the Internet and Online Commerce

   Internet usage and online commerce continue to grow worldwide. International Data Corporation, or IDC, estimates that there were 142 million Web users worldwide at the end of 1998. IDC anticipates that number will grow to approximately 502 million users by the end of 2003. IDC also estimates that revenue generated worldwide from online commerce will exceed $1.3 trillion by 2003, although growth rates for online commerce for luxury and premium products and the growth rate for its business may differ significantly from the growth of online commerce generally. These projected growth rates can be attributed to many factors, including:

  . a large and growing installed base of personal computers and other Internet-connected devices in the workplace and home;

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  .  advances in performance and speed of personal computers and modems;

  .  improvements in network security, infrastructure and bandwidth;

  .  easier and cheaper access to the Internet; and

  .  the rapidly expanding availability of online content and commerce sites.

   The growth in online commerce can also be attributed to a number of advantages the Internet provides to online retailers. Online retailers can display a larger number of products at a lower cost than traditional store-based or catalog retailers. In addition, online retailers can rapidly adjust their selections, editorial content and pricing, providing significant merchandising flexibility. Online retailers also benefit from the minimal cost to publish on the Web, the ability to reach a large group of customers from a central location, and the potential for low-cost customer interaction. Unlike traditional retail channels, online retailers do not have the cost of managing and maintaining a retail store infrastructure or the significant printing and mailing costs of catalogs. Online retailers can also easily obtain demographic and behavioral data about customers, increasing opportunities for direct marketing and personalized services. The benefits of online retailing should be viewed in the context of the inherent challenges of online retailing, such as the expenses of establishing and maintaining a Web site, reliance on newly developed Internet technology, coordinating new distribution channels, and the difficulty of converting a Web site visitor to a purchaser given limitations such as a customer's inability to physically inspect, try on or use a product.

  Traditional Luxury Goods Market

   The luxury goods market includes a broad selection of product categories. Based on data from Global Industry Analysts and DataMonitor, leading independent market research companies, and Ashford's own internal research, Ashford estimates the worldwide market for luxury and premium lifestyle products to be greater than $130 billion. This market includes fine watches and other luxury and premium product categories, such as sunglasses, fragrances, leather goods, ties and scarves, jewelry and corporate gifts. Ashford believes that its current luxury and premium product categories represent a significant online commerce opportunity.

   Traditional retail channels for luxury and premium products. Ashford believes that the traditional retailers for luxury and premium products in the United States today can be grouped as follows:

  . high-end department stores and jewelry stores that often strive to provide a high level of customer service and a knowledgeable sales staff, but typically offer a limited selection of mid-range to high-end products;

  . national department stores that tend to carry broad selections of low-end to mid-range products from brands that are complementary to the stores' other offerings, but typically offer limited product-specific customer service;

  . specialty and single-brand stores, which are retail locations that carry a broad selection of specific product categories, but are limited to the geographic region in which the few physical stores are located; and

  . boutiques, which are small stores, often located in malls that generally carry a selection of the latest trends in lower-priced fashion products and accessories.

   Challenges in traditional luxury goods retailing. Ashford believes that traditional store-based retailers face a number of challenges in providing a satisfactory shopping experience for buyers of luxury and premium products.

  . Selection is limited because physical retail space constrains the number of styles and the amount of product inventory that may be carried by any one store. In addition, the significant carrying costs of physical inventory in multiple store locations require traditional store-based retailers to focus their product selection on the most popular products that produce the highest inventory turns, further limiting consumer selection.

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  .  Traditional store-based retailers have a high cost structure. Most of the leading luxury and premium product retailers are located either in the most exclusive and expensive shopping locales or in high-cost retail outlets or malls, both of which must be in close proximity to the target buyers. This is because their sales are dependent on serving customers who are willing to physically visit their stores.

  . Traditional retailers sell luxury products often at a significantly higher price than wholesale to cover high operating costs. As a result, consumers ultimately pay for the high cost structure of the retail store.

  . The needs of luxury goods customers are changing. Increasingly, luxury goods brands are appealing to a broader, time-constrained customer base that is not willing or able to spend the time necessary to shop in traditional store-based retail locations.

  . In many cases, customers are served by employees with limited knowledge regarding the features of the products they sell, whether due to high employee turnover, limited training or other factors.

  . Traditional store-based retailers can only serve those customers who have convenient access to their stores. These store-based retailers must open new stores to serve additional geographic areas, resulting in significant investments in inventory, physical space, leasehold improvements and the hiring and training of store personnel.

   Ashford believes that these challenges facing traditional store-based retailers limit their ability to offer an extensive selection of luxury and premium products, broad geographic coverage and convenient access, and staff that is sufficiently knowledgeable to assist with significant customer decisions typically involving purchases of several hundred dollars. As a result, Ashford believes customers often do not find shopping for luxury and premium products to be a convenient or enjoyable experience.

  The Ashford.com Solution

   Ashford's online store is designed to provide consumers with a convenient and enjoyable shopping experience in a Web-based retail environment. Ashford provides an extensive selection, detailed product information that enables consumers to make informed decisions, competitive pricing compared to traditional retail channels, a commitment to the highest level of customer service and the convenience of online shopping. The key components of the Ashford.com experience include:

   Extensive product selection. Ashford offers a broad selection of luxury and premium products that would be economically and physically difficult to offer in a traditional store, together with the unique environment of the Internet that enables Ashford to dynamically adjust its product mix and merchandising strategy. Ashford's online store offers over 12,000 styles of products from over 300 leading luxury brands across 11 product categories. Additionally, some of the brands Ashford offers lack a U.S. distribution network, making them hard to find in traditional retail outlets. Ashford believes that its extensive selection increases the likelihood that the consumer will find the product they would like to purchase.

   Compelling content and detailed product information. Ashford's Web site includes significant content and detailed product information to provide its customers with a convenient and enjoyable shopping experience. Ashford's Web site displays detailed product descriptions and product photos. For certain brands, Ashford is dedicated pages to communicating specific brand histories and key messages. Ashford also employs specialists with product expertise, such as master watchmakers and a certified gemologist, who are available to address detailed customer questions by phone or e-mail. Ashford's goal is to provide its customers with the product information they need to make educated and highly satisfactory purchase decisions.

   Competitive prices and compelling value. Ashford offers its customers products at competitive prices and, combined with its high-quality shopping experience, provides compelling value.

   Commitment to excellent customer service. Luxury and premium goods consumers expect the highest level of personalized customer service, which Ashford is committed to providing. Ashford's customer service

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representatives are available through phone and e-mail and are trained to answer a broad array of questions regarding product styles, features and technical specifications, as well as provide product recommendations. Before shipping, Ashford inspects each product, and in the case of watches, sets the time and date for the customer. In addition, Ashford offers gift-wrapping and same-day shipping on orders placed before 4:00 p.m. CST (2:00 p.m. CST for items in the diamonds and bridal department) and standard overnight shipping in the United States. Ashford also offers a 30-day return policy on all products to ensure customer satisfaction. Ashford also offers its watch customers a certification of authenticity, repair and battery replacement services and an Ashford.com warranty for the length of the manufacturer's warranty.

   Personalized shopping experience. Ashford provides a convenient and enjoyable shopping experience that addresses the dynamic needs of the luxury goods customer. These services are designed to help consumers search through Ashford's product offerings and make informed selections. Ashford's services include:

  . Search capability. Ashford's site offers search capabilities making it easy for customers to find products on the site. Search criteria include brand, price, keyword, size, features and other criteria.

  . Real-time customer interaction. Using real-time, online customer interaction software, Ashford's customer service representatives are able to answer specific questions about its products and services. This feature allows customers shopping from home with just one phone line to communicate in real-time with a customer service representative without losing their Internet connection and leaving Ashford's online store.

  . In-stock notification. With the exception of diamonds, Ashford carries almost all of its products in inventory. For items in stock, Ashford clearly indicates to the customer on its Web site that Ashford can ship the product generally within 24 hours. For an item not currently in stock, Ashford indicates on its Web site that the customer can expect a longer delivery time.

  . Gifts and wish list. Ashford provides a variety of gift suggestions and feature product suggestions for particular holidays. Ashford also provides a wish list service that customers can use to provide friends and relatives with gift ideas by e-mail. Customers buying gifts can choose among a variety of gift-wrap styles at the time of order.

  . Shopping hours. Ashford's online store provides consumers the opportunity to shop from their homes, offices or other locations 24 hours a day, seven days a week.

   Geographic coverage. By selling online, Ashford is able to sell products throughout the U.S. and worldwide where the products might not otherwise be available. In addition, consumers are able to go to one location and find an extensive selection as opposed to visiting several stores with limited product offerings.

Business Strategy

   Ashford's objective is to be one of the leading online retailers of luxury and premium products. Key elements of its strategy include:

   Focus on the premium retail watch market. Ashford has become what it believes to be one of the leading sellers of watches on the Internet by providing thousands of styles of new and vintage watches from premium brands at competitive prices. Ashford intends to capitalize on its online market position in watches to become the primary destination for consumers to purchase premium watches. Ashford's objective is to grow its market position and expand its customer base through superior execution and strong relationships with luxury and premium brand owners.

   Extend leadership position in fine watches to other product categories. Ashford believes that there are excellent online market opportunities for a variety of luxury and premium products, including leather goods, sunglasses, fragrances, diamonds and jewelry. Over the past two years Ashford has enhanced its product offerings by expanding into these luxury and premium product categories, which has enabled it to leverage its

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customer base, brand name, merchandising expertise and distribution capabilities. Ashford believes that offering a broad selection of luxury goods will enable it to increase sales per customer visit, encourage repeat purchases and expand its customer base.

   Leverage leadership position in luxury and premium products to the corporate gifts market. Ashford believes that there are excellent online opportunities targeted to the business market for corporate gifts. Ashford believes that the combination of its extensive selection, hands-on customer service and the efficiencies of the Internet allow it to offer corporate accounts a more convenient, customized and value added service. Ashford's objective is to grow its market position in the corporate gift category by adding a regionalized sales force to provide personalized service and access to premium brands more conveniently via the Internet.

   Build Ashford.com experience and brand. Ashford intends to establish a brand identity that will support the creation of an Internet luxury community and provide luxury brand owners a powerful new distribution channel consistent with their luxury identities. Ashford will focus its brand campaign on convenience, value, selection, trust and service. Ashford intends to create an environment where its shoppers are confident that they have found a smarter, easier and more compelling way to buy luxury goods. Ashford believes this approach will support an ongoing relationship with and sales to its target customers who are more likely to purchase its products.

   Expand relationships with leading luxury brands. Ashford's intent is to be the Internet retailer of choice for luxury and premium brands. Direct relationships enable Ashford to purchase products more efficiently. Ashford believes that its merchandising history and well-established relationships with brand owners enable it to provide its customers with compelling product offerings, while giving it access to additional sources of merchandise.

   Pursue ways to increase Ashford's sales. Ashford intends to pursue new opportunities to increase its sales by:

  . continuing to take steps to add new customers and to promote repeat purchases;

  . establishing advantageous relationships with distributors and brand owners; and

  .  acquiring complementary businesses, products and technologies.

   Expand Ashford's operational and systems infrastructure. Ashford plans to continue to devote resources to growing its systems and operational infrastructure to handle increased volume, enhance its service offerings and take advantage of the unique characteristics of online luxury goods retailing. Ashford has developed technologies and implemented systems to support secure and reliable online retailing. Ashford is committed to growing capacity rapidly in order to sustain high levels of customer service.

The Ashford.com Online Retail Store

   Ashford has designed its online retail store to be the primary place for consumers to purchase luxury and premium products online. Ashford believes its Web site provides a secure, reliable and enjoyable shopping experience in an attractive, easy-to-use online store. The user interface is simple and generally consistent throughout the site. The interface also has powerful search features that allow customers to search products by brand, price, keyword, size, features and other criteria. A consumer on Ashford's site can browse the different departments of Ashford's store, conduct targeted searches, view recommended products, verify product availability, visit Ashford's gifts department and participate in promotions. Unlike a traditional retail store, consumers can shop in the comfort and convenience of their homes or offices.

Ashford's Store Departments

   Ashford has categorized products into different departments, including but not limited to new watches, vintage watches, diamonds and bridal, jewelry, writing accessories, sunglasses, fragrances and leather goods and handbags. Within each department, products can be viewed by brand, or sorted by price, keyword, size, features and other criteria. The following is a summary of Ashford's most significant departments.

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   New watches. Since inception, Ashford has focused on becoming the leading retailer of fine watches on the Internet. Ashford offers over 7,500 new watch styles from over 50 brands, providing outstanding selection for the customer. Ashford's prices in this department generally range from $75 to over $30,000. To date, Ashford's average purchase price in this department has been approximately $500 per watch.

   Vintage watches. This department offers Ashford's collection of fine, vintage watches in various price ranges. Vintage watches are generally high-quality brand, previously owned watches. These watches often attract collectors or watch enthusiasts in search of a specific model. Unlike many other sellers of vintage watches, Ashford offers a broad selection combined with outstanding service, including maintenance, cleaning, a certification of authenticity and extended warranties.

   Diamonds and bridal. The diamonds and bridal department offers an extensive collection of bridal jewelry and certified loose diamonds. Ashford carries a broad selection of diamonds of various cuts, sizes and quality with prices generally ranging from $99 to over $400,000. Ashford offers customers a unique diamond purchasing experience through its "Build Your Ring" functionality that enables customers to build and purchase custom rings interactively.

   Jewelry. The jewelry department offers a broad selection of jewelry from semi-precious stones to sterling silver with prices generally from $75 to over $10,000 from leading jewelry manufacturers as well as Ashford's exclusive Ashford Collection(TM).

   Writing accessories. The writing accessories department offers fine pens, pencils and stationery from leading brands, with prices generally ranging from $20 to over $2,000. The collection includes over 700 styles from over 35 leading brands.

   Sunglasses. This department offers Ashford's growing collection of sunglasses, with prices generally ranging from $50 to over $350. The collection includes over 500 styles from 35 brands.

   Fragrances. The fragrance department offers a broad selection of over 200 fragrances. Ashford's prices in this department generally range from $30 to $75.

   Leather goods and handbags. This department offers over 500 styles of leather goods products from 25 brands. Ashford's prices in this department generally range from $25 to $1,200.

   In March 2000, Ashford launched its corporate gift business offering an additional 800 luxury products in new categories such as crystal, silver and pewter that are targeted for the corporate market. Ashford believes that the corporate gift market complements its retail offerings because it is less seasonal and offers the opportunity for higher margins. In addition to offering thematically organized corporate gifts, Ashford.com offers custom engraving, etching and embossing to its corporate customers.

Merchandising

   Ashford believes that the breadth and depth of its product selection, together with the flexibility of its online store and its range of helpful and useful shopping services, enable it to pursue a unique merchandising strategy. Unlike store-based retail formats, Ashford's online store provides it with significant flexibility with regard to the organization and presentation of its product selection. To encourage purchases, Ashford features various promotions on a rotating basis throughout the store and continually updates its online recommendations. Ashford also actively creates and maintains pages that are designed to highlight certain products and brands. The following are examples of some of its specific merchandising strategies.

   Featured products. Ashford frequently gives a product prominent placement on the site, describes its key features and potentially highlights it as its "collector's choice." Products that receive this merchandising focus generally receive a boost in sales.

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   Product bundling. To promote purchases of higher value items, Ashford combines products from its large selection to offer bundling promotions.

   Special promotions. Ashford offers certain products on promotion and provide special pricing. The technological advantages of online retailing, compared to traditional store-based retailing, allow Ashford to adjust its promotions rapidly to promote targeted sales.

   Ashford employs a dedicated team of buyers and merchandisers that continually monitor the consistency and quality of Ashford's merchandising efforts. This team, combined with its technology, is able to pursue a merchandising strategy in which Ashford dynamically changes its product offerings to enhance the consumer's shopping experience.

Marketing and Promotion

   Ashford has designed its marketing and promotion strategy to build the Ashford.com brand, increase customer traffic, promote the sales of new products, maximize repeat purchases and build strong customer loyalty. Ashford's marketing and promotional activities primarily target a customer demographic that is more likely to buy its luxury and premium products. These activities include both offline and online advertising. In fiscal 2001, Ashford spent approximately $11.9 million on advertising, of which approximately 50% was spent online.

   Online advertising. Ashford has agreements with significant Internet destinations under which its advertisement banner will appear on the screen each time one of over several hundred watches or fashion accessory-related words is entered as a search term by a user. Ashford also has month-to-month banner advertising agreements with a broad range of online sites, including major online portals. These agreements typically provide for minimum impressions and Ashford renews these agreements on a month-to-month basis depending on results. Ashford also advertises its site in conjunction with other major online portals, Internet service providers and luxury and premium market-related Web sites to build its brand and increase Ashford's reach on the Internet. In addition, Ashford is an affiliate program and other initiatives aimed at increasing traffic and supporting its brand development. Under its affiliate program, Ashford pays its registered affiliates referral fees for sales generated via their links to its Web site.

   Online direct marketing. As its customer base grows, Ashford continues to collect significant data about its customers' buying preferences and habits in an effort to increase repeat purchases. Ashford intends to maximize the value of this information by delivering meaningful information and special offers to its customers via e-mail and other means. In addition, Ashford publishes a weekly, online newsletter delivered by e-mail to subscribers in which Ashford highlights important developments and special promotions.

   Offline advertising. Ashford has used offline advertising to promote both its brand and specific merchandising opportunities. Ashford's offline advertising has primarily consisted of television advertisements and print advertisements in magazines and newspapers. During fiscal 2001, Ashford shifted its primary marketing focus from traditional print and broadcast media to Internet and online media. Ashford believes Internet and online media provides a more efficient and economical means of attracting new customers.

   Other promotional activities. During April 2000, Ashford gave away the Ashford Diamond, a 15-carat, colorless, internally flawless, pear-shaped diamond worth an estimated $1.5 million as part of the Ashford.com Million Dollar Diamond Giveaway contest. The promotion ran for several months during the year and as part of the promotion Ashford made donations to designated charities.

Fulfillment Operations

   Ashford obtains its products from brands and a diverse network of distributors, brokers and retailers. Ashford has ongoing efforts to continue to expand the number of direct relationships with brand owners in all its

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product categories. For brands where Ashford does not have direct relationships, Ashford buys products from a network of distributors, brokers and retailers.

   With the exception of diamonds, Ashford carries inventory on almost all of the products available for sale on its site. Ashford stores its products and conducts its fulfillment operations in its headquarters facility located in Houston, Texas. When Ashford receives an order, Ashford immediately begins the packaging and shipping operation. Most orders are shipped on the date of order entry. Ashford's inventory management system tracks the quantities of all stock keeping units, which enables it to display information about the availability of the products on Ashford's Web site.

   Ashford offers overnight shipping on all orders and next-day delivery on orders placed before 4:00 p.m. CST (2:00 p.m. CST for items in the diamonds and bridal department) along with a variety of other convenient delivery options. Ashford has developed relationships with both United Parcel Service and Federal Express to maximize its overall service level to all 50 states. The ability to provide overnight delivery is an important ongoing service for its customers.

Customer Service

   Ashford believes that its ability to establish and maintain long-term relationships with its customers, earn their trust and encourage repeat visits and purchases, largely depends on the strength of its customer support and fulfillment operations and staff. Ashford is committed to providing the high level of personalized customer service that luxury and premium goods consumers expect. Ashford has a high-quality customer service staff with a broad range of experience and knowledge enabling it to quickly respond to customer phone calls and e-mails. Ashford provides extensive training to its customer service representatives, including on-site training from manufacturers, to allow its representatives to answer a broad array of questions regarding product styles, features and technical specifications, as well as provide product recommendations.

   Ashford's customer service representatives are available through phone and e-mail 24 hours a day, seven days a week. Before shipment, Ashford inspects each product, and in the case of watches, adjusts the date and sets the time for the customer. With the exception of diamonds, Ashford ships almost all of its products on the date of order entry. Once shipment is made, Ashford immediately sends e-mail confirmation to the customer. Ashford offers a 30-day return policy on all products. Ashford also offers its watch customers a certification of authenticity, repair and battery replacement services and an extended warranty.

Operations and Technology

   Ashford has implemented a broad array of site management, search, customer interaction and distribution services and systems that Ashford uses to process customer orders and payments. These services and systems use a combination of Ashford's own and commercially available, licensed technologies. These applications also manage the process of accepting, authorizing and charging customer credit card orders with an address verification and approval system. Ashford focuses its internal development efforts on creating, implementing and enhancing specialized software that it uses to:

  .  accept and validate customer orders;


  . enable customer service representatives to engage in real-time, online interaction with multiple customers simultaneously;

  .  organize, place and manage orders with vendors;

  .  receive product and assign it to customer orders; and

  . manage shipment of products to customers based on various ordering criteria.

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   Ashford's systems are based on industry-standard architectures and have been designed to reduce downtime in the event of outages or catastrophic occurrences. Ashford's Web site is available 24 hours a day, seven days a week. Ashford's system hardware is hosted at a third-party facility in Houston, Texas, which provides redundant communications lines and emergency power backup. Ashford has implemented load balancing systems and redundant servers to provide fault tolerant service.

   The market in which Ashford competes is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements and enhancements, and changing customer demands. Accordingly, Ashford's future success will depend on its ability to:

  .  adapt to rapidly changing technologies;

  .  adapt its services to evolving industry standards; and

  . continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace.

   Ashford's failure to adapt to market changes could harm its business. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by Ashford to modify or adapt its services or infrastructure. This could have a material adverse effect on Ashford's business, results of operations and financial condition.

Government Regulation

   Ashford is not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally and directly applicable to online commerce, as well as the secondhand watch statutes enacted in several states, as discussed below. However, as Internet use gains popularity, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of online commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. Ashford does not currently provide personal information regarding its users to third parties. However, the adoption of additional consumer protection laws could create uncertainty in Web usage and reduce the demand for Ashford's products and services.

   Ashford is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws that are intended to address these issues could create uncertainty in the Internet market place. This uncertainty could reduce demand for Ashford's services or its cost of doing business may increase as a result of litigation costs or increased service delivery costs.

   In addition, because Ashford's services are available over the Internet in multiple states and foreign countries, other jurisdictions may claim that Ashford is required to qualify to do business in that state or foreign country. Ashford's failure to qualify in a jurisdiction where it is required to do so could subject it to taxes and penalties. It could also hamper Ashford's ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to Ashford's business could have a material adverse effect on its business, results of operations and financial condition.

   Several states have laws regulating the sale of secondhand watches. For example, California, New York and Texas prohibit anyone from representing as "new" any watch that has had its serial number removed. Pursuant to

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these laws, a watch with a serial number removed must clearly be labeled as
"secondhand" even if it has never been worn. Ashford has implemented procedures whereby all of its buyers explicitly communicate to suppliers that Ashford will only buy a watch if its serial number has not been removed. In addition, Ashford inspects each watch it sells that is manufactured with a serial number to ensure that the watch has a serial number prior to shipment. If a court were to find, however, that Ashford is violated these statutes, it could be subject to civil or criminal penalties.

Competition

   The online commerce market is new, rapidly evolving and intensely competitive. Since the introduction of online commerce, the number of online commerce Web sites competing for customer attention has increased rapidly. Ashford expects future competition to intensify given the relative ease with which new Web sites can be developed.

   Ashford currently competes or potentially will compete with a variety of competitors, including the following:

  . traditional retailers of luxury and premium products, which may compete with both an online and offline presence, including high-end department stores such as Saks Fifth Avenue and Neiman Marcus, jewelers such as Zales and national department stores such as Macy's;

  . manufacturers of Ashford's products that decide to sell directly to end-customers, either through physical retail outlets or through an online store;

  . other online retailers of luxury and premium products, including online service providers that feature shopping services; and

  .  catalog retailers of luxury and premium products.

   Ashford believes that the following are the principal competitive factors in its market:

  .  brand recognition;

  .  selection;

  .  convenience;

  .  order delivery performance;

  .  customer service;

  .  site features and content; and

  .  price.

   Many of Ashford's current and potential traditional store-based and online competitors, particularly the traditional store-based retailers and the brand owners of products Ashford sells, have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than Ashford does. Many of these current and potential competitors can devote substantially more resources to Web site and systems development than Ashford can. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors.

   Ashford's competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than Ashford can. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. Given Ashford's limited operating history, many of its competitors have significantly greater experience selling luxury and premium products. For example, established catalog retailers may have greater experience than Ashford does in marketing and selling goods with in-person customer interaction.

   Ashford's online competitors are particularly able to use the Internet as a marketing medium to reach significant numbers of potential customers. Finally, new technologies and the expansion of existing technologies,

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

such as price comparison programs that select specific titles from a variety of Web sites and may direct customers to other online retailers, may increase competition.

Intellectual Property

   Ashford relies on various intellectual property laws and contractual restrictions to protect its proprietary rights in products and services. These include confidentiality, invention assignment and nondisclosure agreements with Ashford's employees, contractors, vendors and strategic partners. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use Ashford's intellectual property without Ashford's authorization. In addition, Ashford pursues the registration of its trademarks and service marks in the U.S. and internationally. However, effective intellectual property protection may not be available in every country in which Ashford's services are made available online.

   Ashford relies on technologies that it licenses from third parties. These licenses may not continue to be available to Ashford on commercially reasonable terms in the future. As a result, Ashford may be required to obtain substitute technology of lower quality or at greater cost, which could materially adversely affect its business, results of operations and financial condition.

   As of the date of this filing, Ashford is not been notified that its technologies infringe the proprietary rights of any third party. However, there can be no assurance that third parties will not claim infringement by Ashford with respect to its current or future technologies. Ashford expects that participants in its markets will be increasingly subject to infringement claims as the number of services and competitors in its industry segment grows. Any infringement claim, with or without merit, could be time-consuming, result in costly litigation, cause service upgrade delays or require Ashford to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to Ashford or at all. As a result, any claim of infringement against Ashford could have a material adverse effect upon its business.

Employees

   As of September 30, 2001, Ashford had 170 full-time and part-time employees. Ashford also employs independent contractors to perform duties in various departments. None of Ashford's employees is represented by a labor union. Ashford has not had any work stoppages and consider its employee relations to be good. Ashford believes that its success is dependent on its ability to attract and retain qualified personnel in numerous areas.

Properties

   Ashford's corporate offices and fulfillment operations are located in Houston, Texas, where Ashford leases approximately 76,000 square feet under a lease that provides for aggregate annual lease payments through the term of the lease expiring in April 2003.

Legal Proceedings

   Since July 11, 2001, several stockholder class action complaints have been filed in the United States District Court for the Southern District of New York against Ashford, several of Ashford's officers and directors, and various underwriters of Ashford's initial public offering. The purported class actions have all been brought on behalf of purchasers of Ashford common stock during various periods beginning on September 22, 1999, the date of Ashford's initial public offering. The plaintiffs allege that Ashford's prospectus, incorporated in Ashford's Registration Statement on Form S-1 filed with the Securities and Exchange Commission, was materially false and misleading because it failed to disclose, among other things, certain fees and commissions collected by the underwriters or arrangements designed to inflate the price of the common stock. The plaintiffs further allege that because of these purchases, Ashford's post-initial public offering stock price was artificially inflated. As a result of the alleged omissions in the prospectus and the purported inflation of the stock price, the plaintiffs claim violations of Sections 11 and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934. The complaints have been consolidated into a single action. Ashford believes that it has meritorious defenses against these actions and intends to vigorously defend them. Ashford is also subject to various other claims and legal actions arising in the ordinary course of business. In the opinion of Ashford's management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on Ashford's business, financial condition or results of operations.

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

                               ASHFORD.COM, INC.

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

   The following selected consolidated financial and operating data should be read in conjunction with Ashford's consolidated financial statements and notes thereto, which are included elsewhere in this prospectus/proxy statement, and the section of this prospectus/proxy statement entitled "Ashford Management's Discussion and Analysis of Financial Condition and Results of Operations."

   The selected consolidated financial data reflect that prior to March 31, 1998, Ashford had no operations or activities. The following selected consolidated financial data for the period from inception through March 31, 1999 and the years ended March 31, 2000 and 2001, respectively, were derived from Ashford's audited consolidated financial statements appearing elsewhere in this prospectus/proxy statement. Ashford's independent public accountant's report on the financial statements for the year ended March 31, 2001 included an explanatory fourth paragraph expressing substantial doubt as to Ashford's ability to continue as a going concern. The following selected consolidated financial data for the three months ended June 30, 2000 and 2001, respectively, were derived from Ashford's unaudited financial statements appearing elsewhere in this prospectus/proxy statement and includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the audited financial statements and the notes thereto. Ashford was incorporated in March 1998, and did not commence operations or activities until April 1998.

                                                    Period from     Year      Year     Three Months Ended
                                                     Inception      Ended     Ended    ------------------
                                                      through     March 31, March 31,  June 30,  June 30,
                                                   March 31, 1999   2000      2001       2000      2001
                                                   -------------- --------- ---------  --------  --------
                                                                                           (unaudited)
                                                          (in thousands, except per share amounts)
Statement of Operations Data:
   Net sales......................................    $ 5,938     $ 39,931  $  67,195  $ 13,105  $ 12,106
   Cost of sales..................................      5,110       33,487     56,348    10,666    10,099
                                                      -------     --------  ---------  --------  --------
   Gross profit(1)................................        828        6,444     10,847     2,439     2,007
Operating expenses:
   Marketing and sales (includes non-cash
     amortization of $0, $27,525, $79,735,
     $26,034 and $304, respectively)..............      1,013       60,806    105,895    32,823     3,096
   General and administrative (includes non-
     cash amortization of $0, $3,003, $2,633,
     $847 and $272, respectively)(2)..............      1,019       17,093     27,929     6,748     5,470
   Settlement loss................................         --           --         --        --     2,297
   Loss on sale of assets.........................         --           --         --        --       620
   Restructuring charge...........................         --           --        662        --       399
   Impairment loss................................         --           --      1,094        --        --
   Depreciation and amortization..................         67        3,277     13,460     2,654     3,882
                                                      -------     --------  ---------  --------  --------
Total operating expenses..........................      2,099       81,176    149,040    42,225    15,764
                                                      -------     --------  ---------  --------  --------
Loss from operations..............................     (1,271)     (74,732)  (138,193)  (39,786)  (13,757)
Interest income...................................         13        2,677      1,644       684        87
Interest expense..................................         (6)          (7)      (132)       --       (86)
                                                      -------     --------  ---------  --------  --------
Net loss before discontinued operations...........     (1,264)     (72,062)  (136,681)  (39,102)  (13,756)
Net loss from discontinued operations.............         --           --         --        --       667
                                                      -------     --------  ---------  --------  --------
Net loss..........................................    $(1,264)    $(72,062) $(136,681) $(39,102) $(14,423)
                                                      =======     ========  =========  ========  ========
Net loss before discontinued operations per share,
  basic and diluted...............................    $ (0.12)    $  (2.65) $   (2.99) $  (0.87) $  (0.27)
Net loss from discontinued operations per share,
  basic and diluted...............................    $    --     $     --  $      --  $     --  $  (0.01)
Net loss per share, basic and diluted.............    $ (0.12)    $  (2.65) $   (2.99) $  (0.87) $  (0.28)
Shares used to compute net less per share, basic
  and diluted.....................................     10,397       27,197     45,725    45,099    51,188

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

                                                 March 31,
                                          -----------------------  June 30,
                                           1999    2000    2001      2001
                                          ------ -------- ------- -----------
                                                                  (unaudited)
                                                    (in thousands)
  Balance Sheet Data:
     Cash and cash equivalents........... $  893 $ 46,474 $ 7,095   $ 4,571
     Working capital.....................  2,555  148,898  23,861    23,298
     Total assets........................  5,108  177,608  56,266    41,377
     Total long-term liabilities.........     --      117     104        97
     Total stockholders' equity..........  2,808  171,270  43,268    33,361

--------
(1) Includes the reclassification of certain promotional costs from marketing and sales to cost of sales related to the adoption of the Emerging Issues Task Force Issue No. 00-14, "Accounting for Certain Sales Incentives." All periods presented have been reclassified for consistent presentation. Also includes a charge of approximately $1.8 million during the year ended March 31, 2001, relating to inventory valuation reserves. See Note 2 of Notes to Consolidated Financial Statements included elsewhere in this prospectus/proxy statement.

(2) Includes non-recurring charges of approximately $400,000 during the year ended March 31, 2001, relating to the pending settlement of litigation. See
    Note 12 of Notes to Consolidated Financial Statements included elsewhere in this prospectus/proxy statement.

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

           ASHFORD MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

   The discussion in this prospectus/proxy statement contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) that involve risks and uncertainties. Ashford's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section and in the "Risk Factors" section included in this prospectus/proxy statement.

Overview

   Ashford was incorporated on March 6, 1998 and commenced operations and began offering products for sale on its Web site in April 1998. Ashford initially focused exclusively on the sale of new and vintage watches. Since inception, Ashford has focused on broadening its product offerings, establishing relationships with luxury and premium brand owners, generating sales momentum and expanding its operational and customer service capabilities. Ashford has grown rapidly since launching its site in April 1998 and has experienced significant increases in its net sales and corresponding cost of sales since inception. Ashford currently offers more than 12,000 styles of products from over 300 leading luxury brands. Ashford is currently focusing its efforts on continuing to increase net sales while maintaining or decreasing current expense levels. Ashford plans to continue the growth of its corporate gift business, which generally generates higher margin sales and is less seasonal in nature than its traditional retail sales, and its newer, higher margin product categories, such as its Ashford Collection jewelry. As part of a larger effort to improve overall operating efficiencies and lower total operating costs as a percentage of sales, Ashford has specifically reduced its traditional print and media marketing activities and has focused on Internet and online media, which Ashford believes to be a more efficient and economical means of attracting new customers. Other specific initiatives designed to improve financial performance and liquidity management include reducing the scope of product offerings, decreasing Ashford's investment in inventory and eliminating certain operating costs, including personnel costs.

   As stated above, Ashford plans to continue the growth of its corporate gift business, which was introduced in March 2000. Ashford's corporate gift business offers over 800 products such as crystal, silver and pewter that appeal to the corporate market. These products usually generate higher margin sales and are less seasonal in nature than its traditional retail sales. Also, many corporate gift products are finished with custom engraving, etching or embossing, which further increases Ashford's margin.

   The market for luxury and premium products is highly seasonal, with a disproportionate amount of net sales occurring during the fourth calendar quarter. Therefore, Ashford increases its purchases of inventory during and in advance of that quarter. Although less significant, seasonal sales periods occur in February due to Valentine's Day and in May and June due to graduation gift giving, Mother's Day and Father's Day. Ashford expects that these trends will continue in future periods.

   Ashford's gross margin will fluctuate in future periods based on factors such as:

  .  product sales mix;

  .  the mix of direct and indirect sources of inventory;

  .  pricing strategy;

  .  promotional activities;

  .  inventory management; and

  .  inbound and outbound shipping costs.

   Ashford has incurred net losses since inception and expects to generate negative cash flows during future periods. Ashford's ability to become profitable depends on its ability to generate and sustain substantially higher

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

net sales while maintaining reasonable expense levels, both of which are uncertain. If Ashford does achieve profitability, it cannot be certain that it would be able to sustain or increase profitability on a quarterly or annual basis in the future.

   Ashford has a limited operating history upon which to base an evaluation of its business and prospects. As a result of Ashford's limited operating history, it is difficult to accurately forecast Ashford's net sales, and Ashford has limited meaningful historical financial data upon which to base projected operating expenses. Ashford bases its current and future expense levels on its operating plans and estimates of future net sales, and its expenses are fixed to a large extent. Sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders Ashford receives. As a result, Ashford may be unable to adjust its spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause Ashford's net losses in a given quarter to be greater than expected and could significantly limit or delay its ability to generate net profits in any future period.

   The Securities and Exchange Commission is conducting an investigation concerning Ashford's accounting and disclosures relating to certain marketing activities during fiscal years 2000 and 2001. Ashford has been cooperating with the Securities and Exchange Commission, and Ashford will continue to do so. Ashford's audit committee also has completed an internal review of certain matters related to the Securities and Exchange Commission review. Ashford does not believe that any of the accounting issues raised by the Securities and Exchange Commission will have a material effect on its financial statements.

Results of Operations

  Comparison of the Three-Month Period Ended June 30, 2001 and the Three-Month Period Ended June 30, 2000:

   Net Sales

   Net sales consist of product sales and are net of product returns, coupons and promotional discounts. Net sales decreased from $13.1 million for quarter ended June 30, 2000 to $12.1 million for quarter ended June 30, 2001. The decrease in net sales was affected by a general decline in retail spending and reduced marketing and sales efforts net of an increase in corporate gift activity attributed to the addition of new salespeople and a business acquisition during the quarter ended December 2000.

   Cost of Sales

   Cost of sales consists primarily of the cost of products sold, free product and service incentives delivered to customers at the time of sale, inbound and outbound shipping costs and warranty and inventory obsolescence costs. Cost of sales decreased as net sales decreased. Gross profit decreased from $2.4 million for quarter ended June 30, 2000 to $2.0 million for quarter ended June 30, 2001. Gross margin decreased from 19% for the quarter ended June 30, 2000 to 17% for the quarter ended June 30, 2001. Gross margin was affected by a targeted promotional offer implemented with one of Ashford's corporate marketing partners during the June 2001 quarter and by its actions to narrow product assortment and reduce its overall investment in merchandise inventory net of increased sales from corporate gifts which generally generate higher gross margin. Ashford anticipates gross margin improvements in future periods as Ashford continues to grow its corporate gift business, develop its newer higher-margin product categories such as home and lifestyle products and its Ashford Collection jewelry, and complete its activities to reduce product assortment and to reduce its overall investment in merchandise inventory. Ashford also expects gross margin improvements in future periods as a result of its efforts to reduce certain expenses such as outbound shipping costs which now are paid by the customer on most orders.

   Operating Expenses

   Marketing and Sales. Marketing and sales expenses consist primarily of advertising costs, credit card fees, fulfillment activities and related employee salary and benefit expenses and amortization of related deferred

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compensation. Fulfillment activities include receiving of goods, picking of goods for shipment and packaging of goods for shipment. Fulfillment costs, including the cost of operating and staffing distribution centers, are included in marketing and sales. Marketing and sales expenses decreased from approximately $32.8 million for quarter ended June 30, 2000 to $3.1 million for quarter ended June 30, 2001. The decrease in marketing and sales is attributable to a decrease in non-cash amortization from $26.0 million for quarter ended June 30, 2000 to $0.3 million for quarter ended June 30, 2001 primarily relating to a marketing contract entered into with another online retailer during the latter part of fiscal 2000 that expired in fiscal 2001. Excluding non-cash amortization, the decrease in marketing and sales is primarily attributable to a reduction in traditional print and media marketing activities and implementation of new and modified agreements with Internet and online media providers at improved advertising rates or with pay-for-performance provisions. During fiscal 2001, Ashford shifted its primary marketing focus from traditional print and broadcast media to Internet and online media. Ashford believes Internet and online media provides a more efficient and economical means of attracting new customers. Ashford's advertising and promotional expenditures are generally intended to build brand awareness, generate site traffic and increase overall sales. Ashford expects its marketing and sales expense to continue to decline as a percentage of sales in future periods as Ashford continues its focus of becoming more efficient and economical at acquiring customers. See also "Recent Accounting Pronouncements."

   General and Administrative. General and administrative expenses include executive, finance and administrative employee salaries and benefits, amortization of related deferred compensation, professional fees, Web site maintenance, office lease expenses and other general corporate expenses. General and administrative expenses decreased from $6.7 million for quarter ended June 30, 2000 to $5.5 million for quarter ended June 30, 2001. Ashford's general and administrative expenses have decreased primarily due to costs associated with decreased headcount as a result of its restructuring activities during January 2001 and May 2001 and decreased amortization of related deferred compensation. Ashford expects its general and administrative expenses to continue to decline in future periods as Ashford realizes a full period of benefit from restructuring activities during May 2001, and as it implements further operating cost efficiencies.

   Depreciation and Amortization. Depreciation and amortization expense includes depreciation related to property and equipment and amortization related to intangible assets. Depreciation and amortization expense increased from $2.7 million for quarter ended June 30, 2000 to $3.9 million for quarter ended June 30, 2001. The increase is primarily due to depreciation and amortization expense related to Internet domain and other intangible asset purchases.

   Interest Income. Interest income consists of earnings on cash and cash equivalents. The decrease in interest income for quarter ended June 30, 2001 is due to lower cash balances during the quarter. See also "Liquidity and Capital Resources."

   Interest Expense. Interest expense consists of interest costs on borrowings. The increase in interest expense for quarter ended June 30, 2001 is due to borrowings on its revolving credit facility entered into during September 2000.

  Comparison of Fiscal 2001 and Fiscal 2000:

   Net Sales

   Net sales consist of product sales and are net of product returns, coupons and promotional discounts. Net sales increased from $39.9 million for fiscal 2000 to $67.2 million for fiscal 2001. The growth in net sales is primarily related to an increase in units sold due to the growth of Ashford's customer base and the growth of its corporate gift business, including a business acquisition. The growth in the rate of repeat purchases from existing customers and the introduction of new product lines during the latter part of fiscal 2000 also contributed to Ashford's net sales growth. Net sales were adversely affected during the latter part of fiscal 2001 by a general decline in retail spending and reduced marketing and sales efforts.

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

   Cost of Sales

Cost of sales consists primarily of the cost of products sold, free product and service incentives delivered to customers at the time of sale, inbound and outbound shipping costs and warranty and inventory obsolescence costs. Cost of sales increased as net sales increased. Gross profit increased from $6.4 million for fiscal 2000 to $10.8 million for fiscal 2001. The increase in gross profit is due to several factors. The primary factor is the continued growth of Ashford's corporate gift business, including a recent acquisition, which has generated higher-margin sales to date than its traditional retail sales. In addition, Ashford has reduced the amount of free product and service incentives offered to customers at the time of purchase. See also "Recent Accounting Pronouncements." Finally, Ashford continues to see a favorable shift in the mix of products sold from lower-margin products to higher-margin products due to the addition and continued expansion of new product categories. Gross margin was adversely affected by an inventory obsolescence charge of approximately $1.8 million recorded during the fourth quarter of fiscal 2001 as a result of Ashford's focus on reducing inventory levels. Ashford anticipates continued gross margin improvements in future periods as it continues to grow its corporate gift business and its newer higher-margin product categories such as home and lifestyle products and its Ashford Collection jewelry. Ashford also expects gross margin improvements in future periods as a result of its efforts to reduce certain expenses such as outbound shipping costs which now are paid by the customer on most orders.

   Operating Expenses

   Marketing and Sales. Marketing and sales expenses consist primarily of advertising costs, credit card fees, fulfillment activities and related employee salary and benefit expenses and amortization of related deferred compensation. Fulfillment activities include receiving of goods, picking of goods for shipment and packaging of goods for shipment. Fulfillment costs, including the cost of operating and staffing distribution centers, are included in marketing and sales. Marketing and sales expenses increased from approximately $60.8 million for fiscal 2000 to $105.9 million for fiscal 2001. The increase in marketing and sales is attributable to an increase in non-cash amortization from $27.5 million for fiscal 2000 to $79.7 million for fiscal 2001 primarily relating to a marketing contract entered into with another online retailer during the latter part of fiscal 2000 that expired in fiscal 2001. Excluding non-cash amortization, the decrease in marketing and sales is primarily attributable to a reduction in traditional print and media marketing activities. During fiscal 2001, Ashford shifted its primary marketing focus from traditional print and broadcast media to Internet and online media. Ashford believes Internet and online media provides a more efficient and economical means of attracting new customers. Ashford's advertising and promotional expenditures are generally intended to build brand awareness, generate site traffic and increase overall sales. Ashford expects its marketing and sales expense to continue to decline as a percentage of sales in future periods as it continues its focus of becoming more efficient and economical at acquiring customers. See also "Recent Accounting Pronouncements."

   General and Administrative. General and administrative expenses include executive, finance and administrative employee salaries and benefits, amortization of related deferred compensation, professional fees, Web site maintenance, office lease expenses and other general corporate expenses. General and administrative expenses increased from $17.1 million for fiscal 2000 to $27.9 million for fiscal 2001. Ashford's general and administrative expenses have increased primarily as a result of costs associated with increased headcount, property and franchise taxes and legal costs related to its overall growth and expanded activities. In the future, Ashford expects its general and administrative expenses to decrease as a result of its restructuring activities during January 2001 and May 2001.

   Depreciation and Amortization. Depreciation and amortization expense includes depreciation related to property and equipment and amortization related to intangible assets. Depreciation and amortization expense increased from $3.3 million for fiscal 2000 to $13.5 million for fiscal 2001. The increase is primarily due to depreciation and amortization expense related to Internet domain and other intangible asset purchases as well as Web site development costs and technology equipment purchases beginning in the latter half of fiscal 1999 and continuing through the latter part of fiscal 2001.

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   Interest Income. Interest income consists of earnings on cash and cash equivalents. Interest income decreased from $2.7 million for fiscal 2000 to $1.6 million for fiscal 2001. The decrease is due to lower cash balances during the current year. See also "Liquidity and Capital Resources."

   Interest Expense. Interest expense consists of interest costs on borrowings. The increase in interest expense for fiscal 2001 is due to borrowings on Ashford's revolving credit facility entered into during September 2000.

  Comparison of Fiscal 2000 and Fiscal 1999:

   Net Sales

   Net sales consist of product sales and are net of product returns, coupons and promotional discounts. Net sales increased from $5.9 million for fiscal 1999 to $39.9 million for fiscal 2000. The growth in net sales reflects a significant increase in units sold principally due to the growth in Ashford's customer base and repeat purchases from its existing customers, in addition to the introduction of new product lines during fiscal 2000. The increase in site traffic and awareness results primarily from advertising expenditures and additional product offerings and availability that were financed through Ashford's convertible preferred and common stock offerings.

   Cost of Sales

   Cost of sales consists primarily of the cost of products sold, free product and service incentives delivered to customers at the time of sale, inbound and outbound shipping costs and warranty and inventory obsolescence costs. Cost of sales increased as net sales increased. Gross profit increased from $828,000 for fiscal 1999 to $6.4 million for fiscal 2000. Gross margin increased from 14% during fiscal 1999 to 16% during fiscal 2000. The increase in gross margin is principally due to the addition of new product categories, the mix of products sold and abnormally low margins during the prior year resulting from start-up activities.

   Operating Expenses

   Marketing and Sales. Marketing and sales expenses consist primarily of advertising costs, credit card fees, fulfillment activities and related employee salary and benefit expenses and amortization of related deferred compensation. Fulfillment activities include receiving of goods, picking of goods for shipment and packaging of goods for shipment. Fulfillment costs, including the cost of operating and staffing distribution centers, are included in marketing and sales. Marketing and sales expenses increased from approximately $1.0 million for fiscal 1999 to $60.8 million for fiscal 2000. The increase in marketing and sales is partially attributable to an increase in non-cash amortization from $0 for fiscal 1999 to $27.5 million for fiscal 2000 primarily relating to a marketing contract entered into with another online retailer during the latter part of fiscal 2000 which expired in fiscal 2001. The remaining increase during fiscal 2000 is primarily due to increased advertising and promotional expenditures, amortization of deferred compensation, and increased payroll and related costs associated with fulfilling customer demand. Ashford's advertising and promotional expenditures are intended to build brand awareness, generate site traffic and increase overall sales.

   General and Administrative. General and administrative expenses include executive, finance and administrative employee salaries and benefits, amortization of related deferred compensation, professional fees, Web site maintenance, office lease expenses and other general corporate expenses. General and administrative expenses increased to $17.1 million for fiscal 2000 compared to $1.0 million for fiscal 1999. The increase in general and administrative expenses was primarily a result of expenses associated with increased headcount, new office space and professional fees related to Ashford's growth and expanded activities.

   Depreciation and Amortization. Depreciation and amortization expense includes depreciation related to property and equipment as well as amortization related to purchased intangibles and other assets. Depreciation

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and amortization expense was $3.3 million for fiscal 2000 compared to $67,000 in fiscal 1999. The increase relates to Internet domain names and other intangible assets purchased during fiscal 2000 and technology and other equipment purchased in the latter half of fiscal 1999 and continuing through fiscal 2000. Internet domain names and related intangible assets purchased in connection with business acquisitions are amortized over their estimated useful lives, which is deemed to be two years.

   Interest Income. Interest income consists of earnings on cash and cash equivalents. The increase during fiscal 2000 relates to interest earned on cash balances resulting from Ashford's Series B and Series C convertible preferred stock offerings in April 1999 and July 1999, respectively, and interest earned on cash balances resulting from its initial public offering in late September 1999. Interest income was $2.7 million during fiscal 2000 compared to $13,000 during fiscal 1999.

Liquidity and Capital Resources

   General. Ashford has financed its operations primarily through private sales of convertible preferred stock, an initial public offering and the private sale of its common stock. The proceeds from these offerings have been used primarily to fund Ashford's operations, including inventory purchases, marketing and advertising campaigns, employee salaries and equipment purchases.

   Operating Activities. Net cash used in operating activities decreased from $5.5 million for the quarter ended June 30, 2000 to $5.0 million for the quarter ended June 30, 2001. Ashford's net operating cash outflow for the quarter ended June 30, 2000 was primarily a result of prepaid marketing agreements, inventory purchases and, to a lesser extent, operating losses, exclusive of non-cash depreciation and amortization. Ashford's operating cash outflow during the quarter ended June 30, 2001 was primarily a result of operating losses, exclusive of non-cash depreciation and amortization, restructuring charge, settlement loss, and loss on sale of assets and decreases in accounts payable and accrued liabilities and merchandise inventory. Ashford anticipates its net cash used in operating activities to continue to decline in future periods in connection with its efforts to improve overall operating efficiencies, lower total operating costs as a percentage of sales and improve inventory management practices and procedures.

   Investing Activities. Net cash provided by investing activities totaled $7.2 million for the quarter ended June 30, 2001 compared to net cash used in investing activities of $2.8 million for the quarter ended June 30, 2000. Net cash provided by investing activities during the quarter ended June 30, 2001 primarily consisted of $7.3 million related to a merger agreement with an online art retailer and $100,000 related to property and equipment purchases. Net cash used in investing activities during the quarter ended June 30, 2000 consisted of approximately $2.8 million related to the purchase of computer and office equipment and Web site enhancements as well as leasehold improvements associated with leased office and warehouse facilities.

   Financing Activities. Net cash used in financing activities totaled $4.7 million during quarter ended June 30, 2001. Financing activities related to payments on Ashford's revolving credit facility.

   Commitments. As of June 30, 2001, Ashford's principal commitments consisted of obligations outstanding under non-cancelable operating leases. Ashford has no material commitments for capital expenditures.

   Credit Facility. During September 2000, Ashford executed a three-year revolving credit facility with a maximum available credit of $25 million with Congress Financial Corporation, a unit of First Union National Bank. The credit facility is to be used for working capital needs and is secured by Ashford's assets. Availability under the credit facility is determined pursuant to a borrowing base as defined in the agreement, and was $8.9 million on June 30, 2001. Amounts outstanding under the credit facility bear interest at the prime rate or LIBOR plus 250 basis points, as elected by Ashford. There were no amounts outstanding under the revolving credit facility as of June 30, 2001.

   During the quarter ended September 30, 2001, an independent appraisal firm completed a periodic appraisal of Ashford's inventory as required under the revolving credit facility. This appraisal resulted in a decrease in Ashford's borrowing base from approximately 42% to 31% of eligible inventory, as defined in the revolving credit facility. The primary reasons cited by the appraiser for this decrease were a general oversupply of inventory in the wholesale marketplace, resulting in a lower rate of recovery and, to a lesser extent, a shift in Ashford's inventory mix away from loose diamonds (the highest recovery inventory category). This decrease in availability will result in a reduced amount of liquidity available under the revolving credit facility during future periods.

   Financial Condition. Ashford has suffered significant losses from operations since its inception. Management is implementing a strategy to significantly reduce costs and improve operating efficiencies. Management believes that Ashford's current cash balances and borrowing capacity will be sufficient to meet anticipated needs through at least the end of the next fiscal year, assuming it executes according to its restructured operating plans. However, any projections of future cash needs and cash flows are subject to substantial uncertainty. Accordingly, there is substantial doubt as to Ashford's ability to continue as a going concern. If current cash and cash that may be generated from future operations are insufficient to satisfy Ashford's liquidity requirements, management may seek to sell additional equity or debt securities or to obtain additional credit facilities from lenders. There can be no assurance that financing will be available in amounts or on the terms acceptable to Ashford, if at all. Ashford's ability to raise cash through the sales of additional equity or convertible debt securities may be difficult depending on market conditions and other factors, and if available could result in additional dilution to Ashford stockholders. In addition, management will, from time to time, consider the acquisition of or investment in complementary businesses, products, services and technologies, which might impact Ashford's liquidity requirements or cause Ashford to issue additional equity or debt securities.

   Restructuring and Other Matters. During the fourth quarter ended March 31, 2001, in connection with management's plan to reduce costs and improve operating efficiencies, Ashford recorded restructuring charges of approximately $0.7 million, consisting of approximately $0.5 million for headcount reductions and approximately $0.2 million for contract cancellations. Headcount reductions consisted of approximately 40 employees, or about 17% of Ashford's workforce, across all areas of Ashford.

   During the first quarter ended June 30, 2001, Ashford initiated a review of its lines of business, cost structure and general activities. The objective of this review was to identify opportunities for improved financial performance and liquidity management. Specific initiatives resulting from this review include reducing the scope of product offerings, decreasing Ashford's investment in inventory and eliminating certain operating costs, including costs associated with personnel. In connection with this review, Ashford recorded charges of approximately $0.5 million for headcount reductions. Headcount reductions consisted of approximately 46 employees, or about 19% of Ashford's workforce, across all areas of Ashford.

   Total cash outlays during the quarter ended June 30, 2001 were approximately $0.2 million. The restructuring accrual was reduced by an additional $0.2 million through the issuance of options to purchase Ashford common stock. Previously recorded allowances for contract cancellations of approximately $0.1 million were reversed during the quarter ended June 30, 2001 upon determination that the associated cost would not be incurred. The remaining $0.1 million of restructuring costs is expected to be paid through December 31, 2001.

   In February 2001, Ashford entered into a merger agreement with an online watch retailer. During June 2001, as a result of certain business difficulties that arose in the relationship between Ashford and the former principals of the online watch retailer and to resolve litigation between them, the parties began negotiating a dissolution of that relationship. Ashford and the online watch retailer agreed to a settlement whereby the online watch retailer and certain of the online watch retailer's management will receive aggregate consideration of approximately $0.8 million representing $0.2 million of inventory, $0.1 million of severance pay and 1,500,000 shares of Ashford common stock to settle all potential future claims and obligations. Ashford recorded a charge of approximately $2.3 million in connection with this settlement during the quarter ended June 30, 2001.

   In May 2001, Ashford closed a merger agreement with an online art retailer. In connection with the agreement, Ashford issued approximately 7.1 million shares of Ashford common stock and options and warrants to purchase approximately 1.6 million shares of Ashford common stock, in exchange for all of the fully diluted shares of the online art retailer's capital stock. The purchase price was approximately $4.3 million, consisting of $3.3 million of Ashford common stock, $0.7 million of options and warrants to purchase shares of Ashford common stock and $0.3 million of business combination costs. The principle assets received include $7.3 million of cash, an Internet domain name and related trademarks and other tangible and intangible assets related to Internet retail operations. The total value of net tangible assets acquired exceeded the $4.3 million purchase price.

   In connection with the May 2001 review, Ashford concluded that the operating cost structure of the online art retailer was inconsistent with the level of sales activity and overall objectives of Ashford. In June 2001, the prior management of the online art retailer made a proposal to Ashford, which Ashford accepted, to assume the prospective operations of the online art retailer as a separately capitalized entity. Pursuant to this agreement, Ashford contributed assets of approximately $0.5 million, including $0.4 million of cash, an Internet domain name and related trademarks and other intangible assets in return for 5% ownership interest in the new entity. In addition, Ashford and the new entity entered into a revenue sharing agreement whereby Ashford offers the new entity's product on its Web site in return for half of the gross profit from sales of the new entity's products generated by Ashford's Web site. Ashford will not assume any future operating costs or obligations. Further, substantially all Ashford's employees previously employed by the online art retailer became employees of the new entity or were terminated.

   Activity related to art operations during the period was recorded in accordance with APB No. 30 "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" and EITF 85-36 "Discontinued Operations with Expected Gain and Interim Operating Losses." Accordingly, losses from the acquisition closing date, May 3, 2001, through the measurement date, June 13, 2001, have been reflected as net loss from discontinued operations in the accompanying financial statements. Losses from the measurement date through the separation date, July 31, 2001, have been deferred as there is reasonable assurance that a net gain on disposal will be realized. For the quarter ended June 30, 2001, net loss on discontinued operations included net sales commissions of approximately $125,000 and operating expenses of approximately $792,000. For the period from the measurement date through June 30, 2001, net losses of approximately $109,000 representing net sales commissions of approximately $53,000 and operating expenses of $162,000 were deferred. Total net assets acquired in excess of purchase price related to discontinued operations was approximately $2.9 million at June 30, 2001. Ashford expects to recognize a net gain on disposal of discontinued operations of approximately $2.0 million during the quarter ending September 30, 2001.

   During June 2001, Ashford sold two Internet domain names and related trademarks related to a product information Internet site in exchange for $0.4 million cash. The majority of the cash proceeds were received during the quarter ending September 2001. Ashford recorded a loss on sale of approximately $0.5 million during the quarter ending June 2001.

Recent Accounting Pronouncements

   In July 2001, the FASB issued Statements No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets requiring the nonamortization approach to account for purchased goodwill. Under the nonamortization approach, goodwill would be tested for impairment based on fair values, rather than amortized to earnings. Under the new statements, Ashford's purchased intangibles would continue to be amortized consistent with its current policy. Although Ashford has not made a final determination, upon adoption of these standards, Ashford expects to record any goodwill as income or expense.

   In July 2000, the EITF reached a consensus on EITF 00-10, "Accounting for Shipping and Handling Fees and Costs." This consensus requires that all amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenue and should be classified as revenue. Ashford historically has classified shipping charges to customers as revenue. In September 2000, the EITF concluded that the classification of shipping and handling costs should be disclosed pursuant to Accounting Principles Board
(APB) Opinion No. 22, "Disclosure of Accounting Policies." If shipping and handling costs are significant and are not included in cost of sales, companies should disclose both the amount of such costs and which line item on the income statement includes that amount. Shipping and handling costs cannot be netted against sales. Ashford classifies inbound and outbound shipping costs as costs of sales. Ashford generally does not impose separate handling charges on customers. However, during fiscal year 2001, Ashford began charging for shipping costs. Ashford began charging for packaging costs during fiscal 2002. Costs attributable to receiving, inspecting and warehousing inventories and picking, packaging and preparing customers' orders for shipment are classified as marketing and sales expense and totaled $0.8 million during both quarters ended June 30, 2001 and 2000.

   In May 2000, the EITF issued EITF 00-14 "Accounting for Certain Sales Incentives," which provides guidance on the accounting for certain sales incentives offered by companies to their customers such as discounts, coupons, rebates and products or services. EITF 00-14 addresses the recognition, measurement and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers that can be used in, or that are exercisable by a customer as a result of a single exchange transaction. The accompanying financial statements include the reclassification of free product and service incentives delivered to customers at the time of sale, from marketing and sales expense to cost of sales, related to the adoption of EITF 00-14. All periods presented have been reclassified for consistent presentation.

Quantitative and Qualitative Disclosures About Market Risk

   Ashford has assessed its vulnerability to certain market risks, including interest rate risk associated with financial instruments included in cash, cash equivalents and short-term investments. Due to the short-term nature of these investments and Ashford's investment policies and procedures, Ashford has determined that the risk associated with interest rate fluctuations related to these financial instruments does not pose a material risk to Ashford.

          SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS OF ASHFORD

   The following table sets forth, as of September 30, 2001, certain information known to Ashford regarding the beneficial ownership of Ashford common stock by (a) each person who is known by Ashford to be the beneficial owner of more than five percent of Ashford's outstanding shares of common stock, (b) the directors of Ashford, (c) the executive officers of Ashford named in the Summary Compensation Table in Ashford's 2001 Proxy Statement and
(d) the directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Under this rule, certain shares may be deemed to be beneficially owned by more than one person, if, for example, persons share the power to vote or the power to dispose of the shares. In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares, for example, upon exercise of an option or warrant, within 60 days of September 30, 2001. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person, and only such person, by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date. The percentage of beneficial ownership for the following table is based on 54,208,488 shares of common stock outstanding as of September 30, 2001. Unless otherwise indicated, the address for each listed stockholder is: c/o Ashford.com, Inc., 3800 Buffalo Speedway, Suite 400, Houston, Texas 77098. To Ashford's knowledge, except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

                                                     Shares Beneficially Owned
                                                    as of September 30, 2001(1)
                                                    ---------------------------
                                                      Number of      Percentage
Beneficial Owner                                       Shares         of Class
----------------                                     ----------      ----------
Kevin R. Harvey and Entities affiliated with
  Benchmark Capital Partners II, L.P.(2)........... 12,668,268          23.4
Amazon.com NV Investment Holdings, Inc. and
  Entities affiliated with Amazon.com, Inc.(3).....  7,406,632          13.7
J. Robert Shaw(4)..................................  3,099,500           5.7
Kenneth E. Kurtzman(5).............................     85,896           *
James H. Whitcomb, Jr.(6)..........................  3,154,230           5.8
David F. Gow(7)....................................    692,250           1.3
Gary A. Paranzino..................................          0           *
William J. Hensler(8)..............................    226,875           *
Cheryl L. Holland(9)...............................    106,250           *
Robert Cohn(10)....................................    152,750           *
Gordon Mayer(11)...................................    125,144           *
Terry Manning(12)..................................    121,125           *
Colombe Nicholas(13)...............................    105,359           *
All directors and executive officers as a group (14
  persons)(14)..................................... 20,697,162            37

--------
  *  Less than 1% of the outstanding shares of common stock.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to securities.

 (2) Consists of shares held by Benchmark Capital Partners II, L.P. as nominee for Benchmark Capital Partners II, L.P., Benchmark Founders Fund II, L.P., Benchmark Founders Fund II-A, L.P. and Benchmark Members' Fund II, L.P. Kevin R. Harvey is a Managing Member of Benchmark Capital Management Co. II, L.L.C., the general partner of the Benchmark entities and is a director of Ashford. He disclaims beneficial ownership of the shares held by the entities except to the extent of his pecuniary interest therein. The address for Mr. Harvey and the Benchmark entities is 2480 Sand Hill Road, Suite 200, Menlo Park, California 94025. Includes options to purchase 14,250 shares subject to options exercisable within 60 days of September 30, 2001.

 (3) As reported in a Schedule 13G filed on January 7, 2000, Amazon.com, Inc. has the sole power to vote or to direct the vote as to 707,964 shares and has, along with Amazon.com Holdings, Inc. and Amazon.com Advertising Services NV, Inc., shared power to vote or to direct the vote as to 6,698,668 shares. Amazon.com, Inc.'s address is 1200 12th Avenue South, Suite 1200, Seattle, Washington 98144.

 (4) Includes options to purchase 14,250 shares subject to options exercisable within 60 days of September 30, 2001.

 (5) Mr. Kurtzman, Ashford's former Chief Executive Officer, resigned from Ashford effective as of April 22, 2001. Number of shares for Mr. Kurtzman includes options to purchase 85,896 shares subject to options exercisable within 60 days of September 30, 2001.

 (6) Includes options to purchase 42,979 shares subject to options exercisable within 60 days of September 30, 2001.

 (7) Includes options to purchase 692,250 shares subject to options exercisable within 60 days of September 30, 2001.

 (8) Includes options to purchase 226,875 shares subject to options exercisable within 60 days of September 30, 2001.

 (9) Includes options to purchase 106,250 shares subject to options exercisable within 60 days of September 30, 2001.

(10) Includes options to purchase 9,500 shares subject to options exercisable within 60 days of September 30, 2001.

(11) Includes options to purchase 125,144 shares subject to options exercisable within 60 days of September 30, 2001.

(12) Includes options to purchase 121,125 shares subject to options exercisable within 60 days of September 30, 2001.

(13) Includes options to purchase 105,359 shares subject to options exercisable within 60 days of September 30, 2001.

(14) Includes options to purchase 1,703,393 shares subject to options exercisable within 60 days of September 30, 2001.

         UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

   The following unaudited pro forma condensed combined financial information for Global Sports consists of the Unaudited Pro Forma Condensed Combined Statements of Operations for the six months ended June 30, 2001 and the fiscal year ended December 30, 2000, and the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2001.

   On December 28, 2000, Global Sports completed its acquisition of Fogdog, Inc. pursuant to a definitive merger agreement executed on October 24, 2000. The Unaudited Pro Forma Condensed Combined Statement of Operations for the fiscal year ended December 30, 2000 includes Fogdog's unaudited historical results of operations for the period January 1, 2000 through December 27, 2000. Global Sports' historical consolidated results of operations incorporates Fogdog's results of operations commencing upon the December 28, 2000 acquisition date. The effect of incorporating Fogdog's results of operations for the three days ended December 30, 2000 was not significant.

   The Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2001 gives effect to the Ashford merger as if it had taken place on January 2, 2000. The Unaudited Pro Forma Condensed Combined Statement of Operations for the fiscal year ended December 30, 2000 gives effect to the Ashford and Fogdog mergers as if they had taken place on January 2, 2000. The Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2001 gives effect to the Ashford merger as if it had taken place on June 30, 2001.

   The Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2001 combines Global Sports' historical results of operations for the six months ended June 30, 2001 with Ashford's historical results of operations for the six months ended June 30, 2001. The Unaudited Pro Forma Condensed Combined Statement of Operations for the fiscal year ended December 30, 2000 combines Global Sports' historical results of operations for the fiscal year ended December 30, 2000 with Fogdog's unaudited historical results of operations for the period January 1, 2000 through December 27, 2000, and Ashford's historical results of operations for the fiscal year ended March 31, 2001. The results of operations of Ashford for the three months ended March 31, 2001, which included net revenues of $14.3 million and a loss from continuing operations of $17.0 million, have been included in the results of operations for the six months ended June 30, 2001 as well as the fiscal year ended March 31, 2001. The Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2001 combines Global Sports' unaudited balance sheet as of June 30, 2001 with Ashford's unaudited balance sheet as of June 30, 2001.

   The Ashford merger will be accounted for using the purchase method of accounting.

   The pro forma financial information has been prepared on the basis of assumptions described in the notes, and include assumptions relating to the allocation of the consideration paid for the assets and liabilities of Ashford, based on preliminary estimates of their fair value. The actual allocation of the consideration may differ from that reflected in the pro forma financial information after valuations and other procedures to be performed after the closing of the merger.

   The pro forma financial information should be read in conjunction with the related notes included in this document and the historical consolidated financial statements of each of Global Sports and Ashford, and the related notes thereto, which are included elsewhere or incorporated by reference in this prospectus/proxy statement.

   The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that would have actually occurred if the merger had taken place on the dates indicated, nor is it necessarily indicative of future operating results or financial position of Global Sports following the merger.

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                                                     Six Months Ended June 30, 2001
                                                     ------------------------------
                                                     Global Sports,    Ashford.com,  Pro forma    Pro forma
                                                          Inc.             Inc.     Adjustments   Combined
                                                     --------------    ------------ -----------   ---------
Net revenues........................................    $ 33,168         $ 26,434                 $ 59,602
Cost of revenues....................................      22,846           23,585                   46,431
                                                        --------         --------    --------     --------
Gross profit........................................      10,322            2,849                   13,171
Operating expenses:
   Sales and marketing(a)...........................      14,234            7,975                   22,209
   Product development..............................       4,454            1,755                    6,209
   General and administrative(b)....................       5,117           10,507                   15,624
   Restructuring charge.............................          --            1,061                    1,061
   Impairment loss..................................          --            1,094                    1,094
   Settlement loss..................................          --            2,297                    2,297
   Loss on sale of assets...........................          --              620                      620
   Stock-based compensation(d)......................       1,370              414                    1,784
   Depreciation and amortization(c).................       3,170            7,908    $ (3,057)(7)    3,170
                                                                                       (4,851)(8)
                                                        --------         --------    --------     --------
       Total operating expenses.....................      28,345           33,631      (7,908)      54,068
                                                        --------         --------    --------     --------
Other (income) expense:
   Other income.....................................        (300)              --                     (300)
   Interest income, net.............................      (1,509)             (24)                  (1,533)
                                                        --------         --------    --------     --------
       Total other (income) expense.................      (1,809)             (24)                  (1,833)
                                                        --------         --------    --------     --------
Loss from continuing operations.....................    $(16,214)        $(30,758)   $  7,908     $(39,064)
                                                        ========         ========    ========     ========
Loss from continuing operations per share--basic and
  diluted...........................................    $  (0.51)        $  (0.63)                $  (1.21)
                                                        ========         ========                 ========
Weighted average shares outstanding--basic and
  diluted...........................................      31,964           48,835     (48,426)      32,373
                                                        ========         ========    ========     ========

--------
(a) Ashford's historical sales and marketing expenses includes $304,000 of non-cash amortization that has been reclassified to stock-based compensation expense to be consistent with Global Sports' financial statement presentation.

(b) Ashford's historical general and administrative expense includes $292,000 of non-cash amortization that has been reclassified to stock-based compensation expense to be consistent with Global Sports' financial statement presentation.

(c) Ashford's historical depreciation and amortization expense includes ($182,000) of non-cash amortization that has been reclassified to stock-based compensation expense to be consistent with Global Sports' financial statement presentation.

(d) $414,000 of non-cash amortization (the sum of (a), (b) and (c) above) has been reclassified to Ashford's stock-based compensation expense to be consistent with Global Sports' financial statement presentation.

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                              Fiscal Year  Period from                          Fiscal Year
                                 Ended     January 1 to                            Ended
                              December 30, December 27,                          March 31,
                                  2000         2000       Fogdog      Pro forma     2001       Ashford
                              ------------ ------------   Merger       Global   ------------   Merger
                                 Global    Fogdog, Inc.  Pro forma     Sports,  Ashford.com,  Pro forma    Pro forma
                              Sports, Inc.     (2)      Adjustments     Inc.        Inc.     Adjustments   Combined
                              ------------ ------------ -----------   --------- ------------ -----------   ---------
                                           (unaudited)
Net revenues.................   $ 42,808     $ 27,605    $            $ 70,413   $  67,195                 $ 137,608
Cost of revenues.............     29,567       24,616                   54,183      56,348                   110,531
                                --------     --------    --------     --------   ---------    --------     ---------
  Gross profit...............     13,241        2,989                   16,230      10,847                    27,077
Operating expenses:
  Sales and marketing(a).....     37,730       43,907     (12,746)(3)   68,891      25,743                    94,634
  Product development........      7,292        4,692                   11,984       3,656                    15,640
  General and
   administrative(b).........      8,730        7,683                   16,413      22,058                    38,471
  Restructuring charge.......         --           --                       --         662                       662
  Impairment loss............         --           --                       --       1,094                     1,094
  Stock-based
   compensation(d)...........      4,983        5,731                   10,714      82,186                    92,900
  Depreciation and
   amortization(c)...........      8,074        2,693      (1,320)(4)    9,831      13,642    $ (5,350)(7)     9,831
                                                             (334)(5)                           (8,292)(8)
                                                              718 (6)
                                --------     --------    --------     --------   ---------    --------     ---------
   Total operating expenses..     66,809       64,706     (13,682)     117,833     149,041     (13,642)      253,232
Interest income, net.........     (1,408)      (3,232)                  (4,640)     (1,512)                   (6,152)
                                --------     --------    --------     --------   ---------    --------     ---------
Loss from continuing
 operations..................   $(52,160)    $(58,485)   $ 13,682     $(96,963)  $(136,682)   $ 13,642     $(220,003)
                                ========     ========    ========     ========   =========    ========     =========
Loss from continuing
 operations per share--basic
 and diluted.................   $  (2.37)                             $  (4.40)  $   (2.99)                $   (9.81)
                                ========                              ========   =========                 =========
Weighted average shares
 outstanding--basic and
 diluted.....................     22,028                                22,028      45,725     (45,316)       22,437
                                ========                              ========   =========    ========     =========

--------
(a) Ashford's historical sales and marketing expense includes $79.7 million of non-cash amortization which has been reclassified to stock-based compensation expense to be consistent with Global Sports' financial statement presentation.

(b) Ashford's historical general and administrative expense includes $2.6 million of non-cash amortization which has been reclassified to stock-based compensation expense to be consistent with Global Sports' financial statement presentation.

(c) Ashford's historical depreciation and amortization expense includes $(182,000) of non-cash amortization which has been reclassified to stock-based compensation expense to be consistent with Global Sports' financial statement presentation.

(d) $82.2 million of non-cash amortization (the sum of (a), (b) and (c) above) has been reclassified to Ashford's stock-based compensation expense to be consistent with Global Sports' financial statement presentation.

             UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                (in thousands)

                                                                 June 30, 2001
                                                           ------------------------
                                                              Global    Ashford.com,  Pro forma      Pro forma
                                                           Sports, Inc.     Inc.     Adjustments     Combined
                                                           ------------ ------------ -----------     ---------
Assets
Current assets:
   Cash and cash equivalents..............................  $  62,797    $   6,071    $  (8,073)(9)  $  60,795
   Short-term investments.................................        812           --                         812
   Accounts receivable, net...............................      3,368        2,521                       5,889
   Inventory..............................................     15,861       18,387                      34,248
   Prepaid expenses and other current assets..............      1,029        1,358                       2,387
                                                            ---------    ---------    ---------      ---------
       Total current assets...............................     83,867       28,337       (8,073)       104,131
   Property and equipment, net............................     26,358        6,909       (6,909)(10)    26,358
   Goodwill, net..........................................     13,898           --                      13,898
   Purchased intangibles, net.............................         --        5,438       (5,438)(10)        --
   Other assets, net......................................        391          693         (693)(10)       391
                                                            ---------    ---------    ---------      ---------
       Total assets.......................................  $ 124,514    $  41,377    $ (21,113)     $ 144,778
                                                            =========    =========    =========      =========
Liabilities And Stockholders' Equity
Current liabilities:
   Accounts payable, accrued expenses, and other..........  $  16,695    $   5,039                   $  21,734
   Current portion--long-term debt........................        394           --                         394
                                                            ---------    ---------    ---------      ---------
       Total current liabilities..........................     17,089        5,039                      22,128
Net assets acquired in excess of purchase price attributed
  to discontinued operations..............................         --        2,880    $  (2,880)(11)        --
Long-term debt............................................      5,559           --                       5,559
Other long-term liabilities...............................         --           97                          97

Commitments and contingencies
Stockholders' equity:
   Preferred stock........................................         --           --                          --
   Common stock...........................................        321           56          (52)           325
   Additional paid-in capital and other components of
     stockholders' equity.................................    218,902      259,645     (253,079)       225,468
   Unearned stock-based compensation......................         --       (1,907)       1,907             --
   Accumulated deficit....................................   (117,357)    (224,430)     224,430       (108,799)
                                                                                          8,558 (12)
                                                            ---------    ---------    ---------      ---------
                                                              101,866       33,364      (18,236)       116,994
   Less: Treasury stock, at par...........................         --            3           (3)            --
                                                            ---------    ---------    ---------      ---------
       Total stockholders' equity.........................    101,866       33,361      (18,233)(13)   116,994
                                                            ---------    ---------    ---------      ---------
       Total liabilities and stockholders' equity.........  $ 124,514    $  41,377    $ (21,113)     $ 144,778
                                                            =========    =========    =========      =========

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                             FINANCIAL INFORMATION

   The pro forma financial information gives effect to the following pro forma adjustments:

1. In accordance with the Ashford merger agreement:

   The Ashford merger will be accounted for as a purchase. The purchase price of $14.6 million is based on cash consideration of $6.7 million and the issuance of Global Sports common stock with a value of $16.00 per share, which is the average closing price of Global Sports common stock for the period from September 6 to 18, 2001, plus acquisition related expenses of approximately $1.4 million.

   All vested Ashford stock warrants are deemed to have been assumed by Global Sports upon consummation of the merger for purposes of these pro forma statements. These stock warrants are included as part of the purchase price based on their fair value as of the date of the merger agreement.

   The pro forma financial information has been prepared on the basis of assumptions described in these notes, and include assumptions relating to the allocation of the consideration paid for the assets and liabilities of Ashford, based on preliminary estimates of their fair value. The actual allocation of such consideration may differ from that reflected in the pro forma financial information, after valuations and other procedures to be performed after the closing of the Ashford acquisition.

   Tangible assets of Ashford acquired in the merger principally include inventory and cash and cash equivalents. Liabilities of Ashford assumed in the merger principally include accounts payable and accrued expenses.

   The pro forma financial information does not reflect cost savings that may result from the elimination of duplicate functions, expenditures, and activities. Although Global Sports' management expects that cost savings will result from the merger, there can be no assurance that cost savings will be achieved.

2. On December 28, 2000, Global Sports completed its acquisition of Fogdog pursuant to a definitive merger agreement executed on October 24, 2000. The Unaudited Pro Forma Condensed Combined Statement of Operations for the fiscal year ended December 30, 2000 includes Fogdog's unaudited historical results of operations for the period January 1, 2000 through December 27, 2000.

   The Fogdog merger has been accounted for under the purchase method and the acquisition costs of $44.7 million have been allocated to the assets acquired and the liabilities assumed based upon estimates of their respective fair values. A total of $14.4 million, representing the excess of the purchase price over fair value of the net tangible assets acquired, has been allocated to goodwill and is being amortized by the straight-line method over twenty years.

   Global Sports' consolidated results of operations for the fiscal year ended December 30, 2000 incorporates Fogdog's results of operations commencing upon the December 28, 2000 acquisition date. The effect of incorporating Fogdog's results of operations for the three days ended December 30, 2000 was not significant.

3. The pro forma adjustment eliminates Fogdog's amortization relating to a warrant based on the adjustment of the warrant to fair market value as of the date of the merger, and the assumption of the warrant by Global Sports.

4. The pro forma adjustment eliminates Fogdog's amortization of goodwill relating to Fogdog's merger with Sports Universe, Inc which was effective on September 3, 1999.

5. The pro forma adjustment reduces Fogdog's depreciation expense based on the write-down of Fogdog's property and equipment.

6. The pro forma adjustment is for the amortization of goodwill resulting from the Fogdog acquisition.

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL INFORMATION--(Continued)


 7. The pro forma adjustment eliminates Ashford's depreciation expense based on the write-down of Ashford's property and equipment.

 8. The pro forma adjustment eliminates Ashford's amortization expense based on the write-down of Ashford's purchased intangibles.

 9. The pro forma adjustment reflects the impact of the cash consideration and acquisition-related expenses paid in connection with the Ashford merger.

10. The pro forma adjustment is to write down Ashford's non-current assets acquired due to the excess of the fair value of Ashford's net assets over the purchase price.

11. The pro forma adjustment is to write off Ashford's net assets acquired in excess of purchase price attributed to discontinued operations.

12. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, the pro forma adjustment reflects the extraordinary gain of $8.6 million due to the excess of the fair market value of Ashford's net assets over the purchase price remaining after the write-down of Ashford's non-current assets to zero.

13. The pro forma adjustment to stockholders' equity reflects the elimination of Ashford stockholders' equity ($33.4 million) and the impact of the issuance of Global Sports common stock ($6.6 million) in connection with the Ashford merger.

                      COMPARISON OF STOCKHOLDERS' RIGHTS

   Both Ashford and Global Sports are Delaware corporations and are governed by the Delaware General Corporation Law. In addition, the rights of Ashford stockholders are currently governed by the Ashford third amended and restated certificate of incorporation and the Ashford amended and restated bylaws, and the rights of Global Sports stockholders are governed by the Global Sports amended and restated certificate of incorporation and the Global Sports bylaws. After the effective time of the merger, the rights of holders of Ashford capital stock who become holders of Global Sports common stock will be governed by the Global Sports amended and restated certificate of incorporation, the Global Sports bylaws and Delaware law. In most respects, the rights of holders of Ashford capital stock are similar to the rights of holders of Global Sports common stock. The following is a summary of the material differences between such rights. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, Delaware law as well as to the Ashford third amended and restated certificate of incorporation, the Ashford amended and restated bylaws, the Global Sports amended and restated certificate of incorporation and the Global Sports bylaws.

Authorized Capital Stock

   Global Sports. The authorized capital stock of Global Sports consists of 90,000,000 shares of common stock and 5,000,000 shares of preferred stock.

   Ashford. The authorized capital stock of Ashford consists of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.

Number of Directors

   Global Sports. Global Sports' board of directors currently consists of seven members.

   Ashford. Ashford's board of directors currently consists of six members.

Changes in the Number of Directors

   Global Sports. The Global Sports bylaws provide that the setting of the authorized number of directors and any changes to the authorized number of directors may be effected only by resolution of Global Sports' board of directors.

   Ashford. Ashford's third amended and restated certificate of incorporation provides that the number of directors shall be such number, as shall be fixed from time to time, by a bylaw or amendment thereof duly approved and adopted by the board of directors. Ashford's amended and restated bylaws provide that the number of directors shall be fixed from time to time exclusively by Ashford's board of directors pursuant to a resolution approved and adopted by a vote of 75% of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to Ashford's board of directors for approval and adoption). Ashford's amended and restated bylaws further provide that the directors shall hold office until the expiration of term for which elected, and until their respective successors are elected and qualified, except in the case of the death, resignation or removal of any director.

Election of Directors

   Global Sports. Global Sports' board of directors is not divided into classes. As a result, the entire board of directors is elected each year by a majority vote of outstanding stock.

   Ashford. All members of Ashford's board of directors serve on a staggered board that is divided into three classes, with each class serving a three-year term. As a result, a portion of the board of directors is elected each year by a majority vote of outstanding stock.

Special Meeting of Stockholders

   Under the Delaware General Corporation Law, a special meeting of stockholders may be called by the board of directors or any other person authorized to do so in the corporation's certificate of incorporation or bylaws.

   Global Sports. The Global Sports bylaws state that a special meeting of the stockholders may be called for any purpose or purposes by the Chairman of the board of directors, the President, a majority of the board of directors or the holders of not less than 10% of the shares of capital stock of Global Sports issued and outstanding and entitled to vote.

   Ashford. Ashford's amended and restated bylaws provide that special meetings of Ashford stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the third amended and restated certificate of incorporation, may be called at any time by Ashford's board of directors pursuant to a resolution approved by a majority of the whole board of directors.

Action by Written Consent of Stockholders

   Global Sports. The Global Sports bylaws state that any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting and without prior notice if a written consent, setting forth the action so taken, is signed by the holders of outstanding stock constituting a majority of the shares that would be entitled to vote on such action at a meeting. The Global Sports bylaws further state that prompt notice shall be given to the stockholders who have not consented in writing to such action.

   Ashford. Ashford's third amended and restated certificate of incorporation provides that any action required or permitted to be taken by the stockholders of the corporation must be effected at an annual or special meeting of the stockholders of the corporation, and may not be effected by any consent in writing of such stockholders.

Amendments to Bylaws

   The Delaware General Corporation Law states that stockholders entitled to vote have the power to adopt, amend or repeal the bylaws of a corporation. A corporation, in its certificate, may also confer this power on the board of directors in addition to the stockholders.

   Global Sports. The Global Sports amended and restated certificate of incorporation expressly states that Global Sports' board of directors is authorized to make, alter or repeal the bylaws. The Global Sports bylaws provide that the board of directors shall have the power to alter and repeal the bylaws and to adopt new bylaws by an affirmative vote of a majority of the whole board of directors, provided that notice of the proposal to alter or repeal the bylaws or to adopt new bylaws must be included in the notice of the meeting of the board of directors at which such action takes place.

   Ashford. Ashford's amended and restated bylaws provide that the bylaws may be altered, amended or repealed or new bylaws may be approved and adopted by stockholders holding at least 75% of the corporation's outstanding capital stock, or the "Amending Stockholders," or by the board of directors at any regular meeting of the stockholders or of the board of directors or by the Amending Stockholders at any special meeting of the stockholders or by the board of directors at any special meeting of the board of directors if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting. Ashford's amended and restated bylaws further provide that the power to adopt, amend and repeal bylaws conferred upon the board of directors in the third amended and restated certificate of incorporation does not divest or limit the power of the stockholders to adopt, amend or repeal bylaws.

Issuance of Additional Stock

   Global Sports. Subject to limitations prescribed by Delaware law, Global Sports' board of directors has the authority to issue up to 5,000,000 shares of preferred stock, including shares of Global Sports preferred stock currently issued and outstanding, and to fix the rights, preferences, privileges and restrictions of those shares, and to issue up to a total of 90,000,000 shares of Global Sports common stock, including shares of Global Sports common stock currently issued and outstanding, all without any vote or action by Global Sports stockholders, except as may be required by law or any stock exchange or automated securities interdealer quotation system on which its common stock may then be listed or quoted.

   Ashford. Subject to limitations prescribed by Delaware law, Ashford's board of directors has the authority to issue up to 10,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions of those shares, and to issue up to a total of 100,000,000 shares of Ashford common stock, including shares of Ashford common stock currently issued and outstanding, all without any vote or action by Ashford stockholders, except as may be required by law or any stock exchange or automated securities interdealer quotation system on which its common stock may then be listed or quoted.

                                 LEGAL MATTERS

   The validity of the Global Sports common stock to be issued in the merger will be passed upon for Global Sports by Cooley Godward LLP.

                                    EXPERTS

   The consolidated financial statements of Global Sports as of December 30, 2000 and January 1, 2000 and for each of the three years in the period ended December 30, 2000 incorporated in this prospectus/proxy statement by reference to Global Sports' Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements of Fogdog, Inc., a wholly owned subsidiary of Global Sports, and related accountants' reports, incorporated by reference in Global Sports' Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2001 and incorporated in this prospectus/proxy statement by reference, have been audited by PricewaterhouseCoopers, LLP independent accountants, and given on the authority of said firm as experts in auditing and accounting.

   The consolidated financial statements of Ashford as of March 31, 2000 and 2001 and for each of the three years in the period ended March 31, 2001 in this prospectus/proxy statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding Ashford's ability to continue as a going concern as discussed in Note 1 to the consolidated financial statements.

                      WHERE YOU CAN FIND MORE INFORMATION

   Global Sports is a Delaware corporation. Global Sports' principal executive offices are located 1075 First Avenue, King of Prussia, PA 19406, and its telephone number is (610) 265-3229.

   Ashford is a Delaware corporation. Ashford's principal executive offices are located at 3800 Buffalo Speedway, Suite 400, Houston, TX 77098, and its telephone number is (713) 369-1300.

   Global Sports and Ashford each file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that the companies file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Global Sports' and Ashford's public filings are also available to the public from commercial document retrieval services and at the Internet Web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

   Global Sports common stock is listed on the Nasdaq National Market under the symbol "GSPT." Ashford common stock is listed on the Nasdaq National Market under the symbol "ASFD." You may inspect reports and other information concerning Global Sports and Ashford at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20016.

   Global Sports has filed a Form S-4 registration statement to register with the Securities and Exchange Commission the offering and sale of the shares of Global Sports common stock to be issued to Ashford stockholders in the merger. This prospectus/proxy statement is a part of such registration statement and constitutes a prospectus of Global Sports and a proxy statement of Ashford for the special meeting of Ashford stockholders. This prospectus/proxy statement does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the Securities and Exchange Commission. You may inspect and copy the registration statement at any of the addresses listed above.

   The Securities and Exchange Commission allows Global Sports to "incorporate by reference" information into this prospectus/proxy statement, which means that it can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus/proxy statement, except for any information superseded by information contained directly in this prospectus/proxy statement. This prospectus/proxy statement incorporates by reference the documents described below that Global Sports has previously filed with the Securities and Exchange Commission. These documents contain important information about Global Sports and its financial condition.

   The following documents listed below that Global Sports has previously filed with the Securities and Exchange Commission are incorporated by reference:

  . Global Sports' Annual Report on Form 10-K for the year ended December 30, 2000;

  . Global Sports' Quarterly Reports on Form 10-Q for the respective quarters ended March 31, 2001 and June 30, 2001;

  . Global Sports' Current Reports on Form 8-K as filed on January 12, 2001, July 24, 2001, August 27, 2001, and September 18, 2001;

  . Global Sports' Definitive Proxy Statement on Schedule 14A as filed on April 27, 2001; and

  . The description of Global Sports common stock contained in its registration statement on Form 8-A dated March 19, 1988, including any amendments or reports filed for the purpose of updating the description.

   All documents that Global Sports files pursuant to Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 from the date of this prospectus/proxy statement to the date of the special meeting of Ashford stockholders, as it may be adjourned or continued to a later date, shall also be deemed to be incorporated by reference in this prospectus/proxy statement.

   DOCUMENTS INCORPORATED BY REFERENCE ARE AVAILABLE FROM GLOBAL SPORTS WITHOUT CHARGE UPON REQUEST TO GLOBAL SPORTS, INC., ATTENTION: INVESTOR RELATIONS, 1075 FIRST AVENUE, KING OF PRUSSIA, PA 19406, TELEPHONE NUMBER (610) 265-3229. IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS, YOU MUST MAKE YOUR REQUEST
NO LATER THAN [     ], 2001. IF YOU REQUEST ANY INCORPORATED DOCUMENTS FROM
GLOBAL SPORTS, GLOBAL SPORTS WILL MAIL THEM TO YOU BY FIRST CLASS MAIL, OR ANOTHER EQUALLY PROMPT MEANS, WITHIN ONE BUSINESS DAY AFTER GLOBAL SPORTS RECEIVES YOUR REQUEST.

   Global Sports has supplied all information contained in this prospectus/proxy statement relating to Global Sports or Ruby Acquisition Corp., and Ashford has supplied all information contained in this prospectus/proxy statement relating to Ashford.

   You should rely only on the information contained in this prospectus/proxy statement to vote your shares at the special meeting of Ashford stockholders. Neither Global Sports nor Ashford has authorized anyone to provide you with information that differs from that contained in this
prospectus/proxy statement. This prospectus/proxy statement is dated [     ],
2001. You should not assume that the information contained in this prospectus/proxy statement is accurate as of any date other than that date, and neither the mailing of this prospectus/proxy statement to stockholders nor the issuance of shares of Global Sports common stock in the merger shall create any implication to the contrary.

   Global Sports, Inc., the Global Sports, Inc. logos and all other Global Sports product and service names are registered trademarks or trademarks of Global Sports, Inc. in the USA and in other select countries. Ashford.com, Inc., the Ashford logos and all other Ashford product and service names are registered trademarks or trademarks of Ashford.com, Inc. in the USA and in other select countries. "(R)"and "(TM)"indicate USA registration and USA trademark, respectively. Other third party logos and product/trade names are registered trademarks or trade names of their respective companies.

              INDEX TO FINANCIAL STATEMENTS OF ASHFORD.COM, INC.


                                                                  Page
                                                                  ----
Report of Independent Public Accountants.........................  F-2
Ashford.com, Inc. Consolidated Balance Sheets....................  F-3
Ashford.com, Inc. Consolidated Statements of Operations..........  F-4
Ashford.com, Inc. Consolidated Statements of Stockholders' Equity  F-5
Ashford.com, Inc. Consolidated Statements of Cash Flows..........  F-7
Notes to Consolidated Financial Statements.......................  F-8

Ashford.com, Inc. Consolidated Balance Sheets.................... F-26
Ashford.com, Inc. Consolidated Statements of Operations.......... F-27
Ashford.com, Inc. Consolidated Statements of Cash Flows.......... F-28
Notes to Consolidated Financial Statements....................... F-29

                   Report of Independent Public Accountants

To the Board of Directors
of Ashford.com, Inc.:

   We have audited the accompanying consolidated balance sheets of Ashford.com, Inc. and subsidiaries (the Company), a Delaware corporation, as of March 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended March 31, 2001 and the period from inception (March 6, 1998) through March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ashford.com, Inc. and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2001 and the period from inception (March 6, 1998) through March 31, 1999, in conformity with accounting principles generally accepted in the United States.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered significant losses from operations since its inception, losses are expected to continue through fiscal 2002 and its financial resources are limited. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  ARTHUR ANDERSEN LLP

Houston, Texas
June 13, 2001

                               Ashford.com, Inc.

                          Consolidated Balance Sheets
                     (In Thousands, Except Share Amounts)

                                                             March 31,  March 31,
                                                               2001       2000
                                                             ---------  ---------
Assets
Current assets:
   Cash and cash equivalents................................ $   7,095  $ 46,474
   Restricted cash..........................................     1,500       120
   Accounts receivable, net of allowance for doubtful
     accounts of $231 and $25, respectively.................     2,559     4,527
   Merchandise inventory....................................    24,066    24,205
   Prepaid and other........................................     1,535    79,793
                                                             ---------  --------
Total current assets........................................    36,755   155,119
Property and equipment, net of accumulated depreciation of
  $5,894 and $1,159, respectively...........................     8,441     7,837
Purchased intangibles, net of accumulated amortization of
  $10,483 and $2,141, respectively..........................    10,162    11,365
Other assets................................................       908     3,287
                                                             ---------  --------
Total assets................................................ $  56,266  $177,608
                                                             =========  ========

Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable and accrued liabilities................. $   8,189  $  6,221
   Revolving credit facility................................     4,705        --

Other long-term liabilities.................................       104       117

Commitments and contingencies

Stockholders' equity:
   Preferred stock, $.001 par value, 10,000,000 shares
     authorized, no shares issued and outstanding at March
     31, 2001 and 2000......................................        --        --
   Common stock, $.001 par value, 100,000,000 shares
     authorized, 48,691,917 and 44,956,224 shares issued at
     March 31, 2001 and 2000, respectively..................        49        45
   Treasury stock, at cost, 770,893 and no shares
     outstanding at March 31, 2001 and 2000, respectively...        --        --
   Additional paid-in capital...............................   259,365   260,563
   Subscriptions receivable.................................    (1,156)     (780)
   Deferred compensation....................................    (4,983)  (15,232)
   Accumulated deficit......................................  (210,007)  (73,326)
                                                             ---------  --------
Total stockholders' equity..................................    43,268   171,270
                                                             ---------  --------
Total liabilities and stockholders' equity.................. $  56,266  $177,608
                                                             =========  ========


  The accompanying notes are an integral part of these financial statements.

                               Ashford.com, Inc.

                     Consolidated Statements of Operations
                     (In Thousands, Except Share Amounts)

                                                               Period from Inception
                                                                  (March 6, 1998)
                                         Year Ended Year Ended        through
                                         March 31,  March 31,        March 31,
                                            2001       2000            1999
                                         ---------- ---------- ---------------------
Net sales............................... $  67,195   $ 39,931         $ 5,938
Cost of sales...........................    56,348     33,487           5,110
                                         ---------   --------         -------
Gross profit............................    10,847      6,444             828

Operating expenses:
   Marketing and sales (includes
     non-cash amortization of $79,735,
     $27,525 and $0, respectively)......   105,895     60,806           1,013
   General and administrative (includes
     non-cash amortization of $2,633,
     $3,003 and $0, respectively).......    27,929     17,093           1,019
   Restructuring charge.................       662         --              --
   Impairment loss......................     1,094         --              --
   Depreciation and amortization........    13,460      3,277              67
                                         ---------   --------         -------
       Total operating expenses.........   149,040     81,176           2,099
                                         ---------   --------         -------
Loss from operations....................  (138,193)   (74,732)         (1,271)
Interest income.........................     1,644      2,677              13
Interest expense........................      (132)        (7)             (6)
                                         ---------   --------         -------
Net loss................................ $(136,681)  $(72,062)        $(1,264)
                                         =========   ========         =======
Net loss per share, basic and diluted... $   (2.99)  $  (2.65)        $ (0.12)
                                         =========   ========         =======
Shares used to compute net loss per
  share
   Basic and diluted....................    45,725     27,197          10,397

  The accompanying notes are an integral part of these financial statements.

                               Ashford.com, Inc.

                Consolidated Statements of Stockholders' Equity
                                (In Thousands)

                                                            Preferred       Common     Treasury
                                                              Stock         Stock        Stock
                                                          -------------  ------------ ----------- Additional
                                                                    Par          Par               Paid-In   Subscription
                                                          Shares   Value Shares Value Shares Cost  Capital    Receivable
                                                          -------  ----- ------ ----- ------ ---- ---------- ------------
Balance at Inception, March 6, 1998......................      --  $ --      --  $--    --   $--   $    --      $  --
Issuance of common stock for cash upon formation on
 March 6, 1998...........................................      --    --   6,313    6    --    --        (5)        --
Issuance of common stock for services in April 1998......      --    --   4,375    4    --    --        50         --
Issuance of Series A preferred stock in exchange for cash
 and conversion of note payable on December 4, 1998......   9,500     9      --   --    --    --     3,991         --
Deferred compensation related to grants of options to
 purchase common stock...................................      --    --      --   --    --    --       431         --
Amortization of deferred compensation....................      --    --      --   --    --    --        --         --
Net loss.................................................      --    --      --   --    --    --        --         --
                                                          -------  ----  ------  ---    --   ---   -------      -----
Balance at March 31, 1999................................   9,500     9  10,688   10    --    --     4,467         --
Deferred compensation related to grants of options to
 purchase common stock...................................      --    --      --   --    --    --    19,123         --
Issuance of Series B preferred stock in exchange for cash
 and conversion of note payable on April 17, 1999........   7,149     7      --   --    --    --    30,083         --
Officer exercise of options to purchase common stock
 pursuant to note receivable.............................      --    --   1,852    2    --    --       778       (780)
Issuance of Series C preferred stock in exchange for cash
 on July 8, 1999.........................................   1,425     2      --   --    --    --    16,302         --
Conversion of preferred stock into common stock in
 connection with initial public offering on September 22,
 1999.................................................... (18,074)  (18) 18,074   18    --    --        --         --
Issuance of common stock in exchange for cash in
 connection with initial public offering on September 22,
 1999, net of offering expenses of $1.9 million..........      --    --   6,250    6    --    --    73,642         --
Issuance of warrants in connection with execution of
 distribution and marketing agreements...................      --    --      --   --    --    --     4,182         --


                                                                                       Total
                                                            Deferred   Accumulated Stockholders'
                                                          Compensation   Deficit      Equity
                                                          ------------ ----------- -------------
Balance at Inception, March 6, 1998......................   $     --     $    --      $    --
Issuance of common stock for cash upon formation on
 March 6, 1998...........................................         --                        1
Issuance of common stock for services in April 1998......         --          --           54
Issuance of Series A preferred stock in exchange for cash
 and conversion of note payable on December 4, 1998......         --          --        4,000
Deferred compensation related to grants of options to
 purchase common stock...................................       (431)         --           --
Amortization of deferred compensation....................         17          --           17
Net loss.................................................         --      (1,264)      (1,264)
                                                            --------     -------      -------
Balance at March 31, 1999................................       (414)     (1,264)       2,808
Deferred compensation related to grants of options to
 purchase common stock...................................    (19,123)         --           --
Issuance of Series B preferred stock in exchange for cash
 and conversion of note payable on April 17, 1999........         --          --       30,090
Officer exercise of options to purchase common stock
 pursuant to note receivable.............................         --          --           --
Issuance of Series C preferred stock in exchange for cash
 on July 8, 1999.........................................         --          --       16,304
Conversion of preferred stock into common stock in
 connection with initial public offering on September 22,
 1999....................................................         --          --           --
Issuance of common stock in exchange for cash in
 connection with initial public offering on September 22,
 1999, net of offering expenses of $1.9 million..........         --          --       73,648
Issuance of warrants in connection with execution of
 distribution and marketing agreements...................         --          --        4,182

  The accompanying notes are an integral part of these financial statements.

                               Ashford.com, Inc.

                                (In Thousands)

                                                            Preferred      Common     Treasury
                                                              Stock        Stock        Stock
                                                           ------------ ------------ ----------- Additional
                                                                   Par          Par               Paid-In   Subscription
                                                           Shares Value Shares Value Shares Cost  Capital    Receivable
                                                           ------ ----- ------ ----- ------ ---- ---------- ------------
Issuance of common stock in connection with Internet
 domain and other intangible asset purchases..............   --    $--     685  $ 1    --   $--   $  7,374    $    --
Issuance of common stock for cash and marketing
 agreement................................................   --     --   7,407    8    --    --    104,612         --
Amortization of deferred compensation.....................   --     --      --   --    --    --         --         --
Net loss..................................................   --     --      --   --    --    --         --         --
                                                             --    ---  ------  ---   ---   ---   --------    -------
Balance at March 31, 2000.................................   --     --  44,956   45    --    --    260,563       (780)
Director exercise of options to purchase common stock
 pursuant to note receivable..............................   --     --     143   --    --    --        376       (376)
Issuance of warrants in connection with execution of
 distribution and marketing agreements....................   --     --      --   --    --    --        118         --
Issuance of warrants in connection with purchases of fixed
 assets...................................................   --     --      --   --    --    --        914         --
Issuance of common stock in connection with Internet
 domain and other intangible asset purchases..............   --     --   3,004    3    --    --      4,238         --
Issuance of common stock in connection with employee
 stock purchase plan......................................   --     --      79   --    --    --        191         --
Exercise of common stock options..........................   --     --     510    1    --    --        161         --
Common stock reacquired for cash..........................   --     --      --   --   771    --         --         --
Recapture of deferred compensation, net...................   --     --      --   --    --    --     (7,196)        --
Amortization of deferred compensation.....................   --     --      --   --    --    --         --         --
Net loss..................................................   --     --      --   --    --    --         --         --
                                                             --    ---  ------  ---   ---   ---   --------    -------
Balance at March 31, 2001.................................   --    $--  48,692  $49   771   $--   $259,365    $(1,156)
                                                             ==    ===  ======  ===   ===   ===   ========    =======


                                                                                        Total
                                                             Deferred   Accumulated Stockholders'
                                                           Compensation   Deficit      Equity
                                                           ------------ ----------- -------------
Issuance of common stock in connection with Internet
 domain and other intangible asset purchases..............   $     --    $      --    $   7,375
Issuance of common stock for cash and marketing
 agreement................................................         --           --      104,620
Amortization of deferred compensation.....................      4,305           --        4,305
Net loss..................................................         --      (72,062)     (72,062)
                                                             --------    ---------   ----------
Balance at March 31, 2000.................................    (15,232)     (73,326)     171,270
Director exercise of options to purchase common stock
 pursuant to note receivable..............................         --           --           --
Issuance of warrants in connection with execution of
 distribution and marketing agreements....................         --           --          118
Issuance of warrants in connection with purchases of fixed
 assets...................................................         --           --          914
Issuance of common stock in connection with Internet
 domain and other intangible asset purchases..............         --           --        4,241
Issuance of common stock in connection with employee
 stock purchase plan......................................         --           --          191
Exercise of common stock options..........................         --           --          162
Common stock reacquired for cash..........................         --           --           --
Recapture of deferred compensation, net...................      7,196           --           --
Amortization of deferred compensation.....................      3,053           --        3,053
Net loss..................................................         --     (136,681)    (136,681)
                                                             --------    ---------   ----------
Balance at March 31, 2001.................................   $ (4,983)   $(210,007)   $  43,268
                                                             ========    =========   ==========

  The accompanying notes are an integral part of these financial statements.

                               Ashford.com, Inc.

                     Consolidated Statements of Cash Flows
                                (In Thousands)

                                                                                         Period from Inception
                                                                   Year Ended Year Ended    (March 6, 1998)
                                                                   March 31,  March 31,         through
                                                                      2001       2000       March 31, 1999
                                                                   ---------- ---------- ---------------------
Cash flows from operating activities:
Net loss.......................................................... $(136,681)  $(72,062)        $(1,264)
Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization..................................    95,828     33,805              67
   Impairment loss................................................     1,094         --              --
   Compensation expense related to issuance of common stock.......        --         --              52
Changes in assets and liabilities, net of effects of acquisitions:
   Accounts receivable............................................     1,968     (4,391)           (136)
   Merchandise inventory..........................................       762    (20,635)         (3,273)
   Prepaid and other..............................................     1,780     (8,911)           (453)
   Other assets...................................................      (354)      (201)             --
   Accounts payable and accrued liabilities.......................     3,054      3,733           1,300
                                                                   ---------   --------         -------
Net cash used in operating activities.............................   (32,549)   (68,662)         (3,707)
                                                                   ---------   --------         -------
Cash flows from investing activities:
Purchases of property and equipment...............................    (6,859)    (6,853)           (302)
Internet domain and other intangible asset purchases..............    (3,306)    (7,936)             --
Restricted cash...................................................    (1,380)       (20)           (100)
                                                                   ---------   --------         -------
Net cash used in investing activities.............................   (11,545)   (14,809)           (402)
                                                                   ---------   --------         -------
Cash flows from financing activities:
Net proceeds from initial public offering.........................        --     73,648              --
Proceeds from issuance of common stock............................       353     10,000               2
Issuance of Series A preferred stock..............................        --         --           3,245
Issuance of Series B preferred stock..............................        --     29,100              --
Issuance of Series C preferred stock..............................        --     16,304              --
Debt issuance costs...............................................      (343)        --              --
Proceeds from revolving credit facility...........................     4,705         --              --
Proceeds from notes payable.......................................        --         --           1,755
                                                                   ---------   --------         -------
Net cash provided by financing activities.........................     4,715    129,052           5,002
                                                                   ---------   --------         -------
Net (decrease) increase in cash and cash equivalents..............   (39,379)    45,581             893

Cash and cash equivalents:
Beginning of period...............................................    46,474        893              --
                                                                   ---------   --------         -------
End of period..................................................... $   7,095   $ 46,474         $   893
                                                                   =========   ========         =======
Supplemental disclosure of noncash investing and financing
  activities:
Issuance of preferred stock upon conversion of note payable,
  including accrued interest...................................... $      --   $     --         $   755
Issuance of common stock in connection with marketing
  agreement.......................................................        --     94,620              --
Issuance of common stock in connection with Internet domain and
  other intangible asset purchases................................     4,241      7,375              --
Issuance of warrants in connection with purchases of fixed assets.       914         --              --
Issuance of warrants in connection with execution of distribution
  and marketing agreements........................................       118      4,182              --

  The accompanying notes are an integral part of these financial statements.

                               Ashford.com, Inc.

                  Notes to Consolidated Financial Statements
                                March 31, 2001

1. Operations and Organization of Business

Background

   Ashford.com, Inc. (the Company), formerly NewWatch Company, is a Delaware corporation which was incorporated on March 6, 1998 (Inception), and commenced operations in April 1998. The Company is engaged in the distribution of luxury and premium products including new and vintage watches, diamonds, jewelry, fragrances, leather accessories, sunglasses and writing instruments, primarily through online retail sales and corporate sales.

   The Company has suffered significant losses from operations since its inception. Management is implementing a strategy to significantly reduce costs and improve operating efficiencies (see Note 4). Management believes that the Company's current cash balances, including those obtained from the merger with an online art retailer, and borrowing capacity will be sufficient to meet anticipated needs for at least the next 12 months, assuming it executes according to its restructured operating plans. However, any projections of future cash needs and cash flows are subject to substantial uncertainty. Accordingly, there is substantial doubt as to the Company's ability to continue as a going concern. If current cash and cash that may be generated from future operations are insufficient to satisfy the Company's liquidity requirements, management may seek to sell additional equity or debt securities or to obtain additional credit facilities from lenders. There can be no assurance that financing will be available in amounts or on the terms acceptable to the Company, if at all. The Company's ability to raise cash through the sales of additional equity or convertible debt securities may be difficult depending on market conditions and other factors, and if available could result in additional dilution to the Company's stockholders. In addition, management will, from time to time, consider the acquisition of or investment in complementary businesses, products, services and technologies, which might impact the Company's liquidity requirements or cause the Company to issue additional equity or debt securities.

2. Summary of Significant Accounting Policies

Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances have been eliminated.

Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

   Revenue is generally recognized on sales of merchandise held for sale when the product is sold and shipped, net of coupons, discounts and estimated returns. Amounts billed for shipping are included in revenue.

Cash and Cash Equivalents

   Cash and cash equivalents consist of cash on hand and short-term, highly liquid investments with original maturities of three months or less.

                               Ashford.com, Inc.

Restricted Cash

   Restricted cash in the amounts of $1.5 million and $120,000 at March 31, 2001 and 2000, respectively, were pledged as collateral against potential credit card chargebacks. The increase in restricted cash is consistent with the Company's increased sales levels.

Concentration of Credit Risk

   Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, restricted cash and accounts receivable. Cash, cash equivalents and restricted cash are deposited with high credit, quality financial institutions. Concentration of credit risk with respect to accounts receivable are limited due to the Company's large number of customers and their dispersion substantially throughout the United States. A substantial portion of the Company's net sales is derived from customer credit cards. As a result, the related accounts receivable from these sales are collected within a few days of processing the credit card transactions. Credit is also extended to a select group of customers based upon an evaluation of the customer's financial condition and collateral is generally not required. The Company maintains an allowance for doubtful accounts receivable based upon expected collectibility. Credit losses have not been significant to date.

   During the years ended March 31, 2001 and 2000 and for the period from Inception through March 31, 1999, no single customer accounted for more than 10% of net revenues.

Fair Value of Financial Instruments

   The Company's financial instruments, including cash, cash equivalents, restricted cash, accounts receivable and accounts payable are carried at cost, which approximates their fair value because of the short-term nature of these instruments.

Merchandise Inventory

   Inventory consists of merchandise held for sale, and is stated at the lower of cost or market. The Company uses the average cost method of determining the cost of its inventory and evaluates the market value of its inventory quarterly based on known market prices available directly from manufacturers and key suppliers. Inventory balances are reviewed monthly for slow moving inventories. Based on changes in business conditions and expected future cash flows, the Company recorded cost of sales of approximately $1.8 million during the fourth fiscal quarter of 2001 relating to inventory valuation charges.

Purchased Intangibles

   Purchased intangibles include Internet domain names, related trademarks and other identifiable intangible assets purchased by the Company and are presented net of related accumulated amortization. As a result of rapid technological and industry changes occurring in the Internet industry, purchased intangibles are amortized over estimated useful lives of two years.

Impairment of Long-Lived Assets

   The Company evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future estimated undiscounted cash flows attributable to such

                               Ashford.com, Inc.

assets. The carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. See discussion of impairment of long-lived assets in Note 3.

Fulfillment Costs

   Included in marketing and sales expense are fulfillment costs, which consist of the cost of operating and staffing warehousing and distribution centers. Such costs include those attributable to receiving, inspecting and warehousing inventories and picking, packaging and preparing customers' orders for shipment.

Advertising Costs

   The Company recognizes advertising expenses in accordance with the American Institute of Certified Public Accountants' Statement of Position (SOP) 93-7, "Reporting on Advertising Costs." As such, the Company expenses the cost of communicating advertising in the period in which the advertising takes place. Internet advertising expenses are recognized based on the terms of the individual agreements, but generally on a straight-line basis over the term of the contract. No direct-response advertising has been incurred. During the years ended March 31, 2001 and 2000 and for the period from Inception through March 31, 1999, the Company incurred advertising expense of approximately $11.9 million, $23.7 million, and $694,000, respectively.

Technology, Content and Web Site Development Costs

   Technology and content costs consist principally of payroll and related expenses for development, systems and telecommunications operations personnel and consultants. Technology and content costs are generally expensed as incurred, except for certain costs relating to Web site development the development of internal-use software.

   Costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Costs associated with developing the Company's Web site are accounted for in accordance with Emerging Issues Task Force (EITF) Issue No. 00-2, "Accounting for Web Site Development Costs," which requires certain Web site development costs to be capitalized. Capitalized Web site development costs at March 31, 2001 and 2000, primarily relate to external direct costs incurred in developing and obtaining software utilized on the Company's Web site.

Start-up Costs

   In accordance with SOP 98-5, the Company has expensed all start-up costs, including organization costs, as incurred.

Warranty

   The Company guarantees its watches to be genuine, in new condition and free from defects for a period of at least two years. If the Company is an authorized agent or service center for the manufacturer, it will extend the original manufacturer's warranty for a period of two years. The Company estimates future warranty costs not covered by the original manufacturer's warranty. Warranty expense is accrued at the date revenue is recognized on the sale of merchandise held for sale. The Company has not incurred significant warranty claims to date. As discussed in Note 12, the Company recorded a $400,000 expense to settle a lawsuit related to watches it sold.

                               Ashford.com, Inc.

Income Taxes

   The Company is a C Corporation for U.S. federal income tax purposes and uses the liability method in accounting for income taxes. Under this method, deferred taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance has been established where necessary to reduce deferred tax assets to the amount more likely than not expected to be realized in future tax returns.

Comprehensive Income

   The Company has adopted the provisions of SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from nonowner sources. To date, the Company has not engaged in transactions that are required to be reported in comprehensive income.

Segment Information

   The Company complies with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The Company identifies its operating segments based on business activities and management responsibility. The Company operates in a single business segment: the retail sale of luxury products in the United States.

Stock-Based Compensation

   SFAS 123, "Accounting for Stock-Based Compensation", establishes a fair value-based method of accounting for stock-based compensation plans. SFAS 123 allows the Company to adopt one of two methods for accounting for stock options. The Company has elected the method that requires disclosure only of stock-based compensation. Because of this election, the Company accounts for its employee stock-based compensation plans under Accounting Principles Board
(APB) Opinion No. 25 and the related interpretations. Accordingly, deferred compensation is recorded for stock-based compensation grants based on the excess of the estimated fair value of the common stock on the measurement date over the exercise price. The deferred compensation is amortized over the vesting period of each unit of stock-based compensation grant. If the exercise price of the stock-based compensation grants is equal to the estimated fair value of the Company's stock on the date of grant, no compensation expense is recorded.

Net Loss Per Share

   Net loss per share is computed using the weighted average number of shares of common stock outstanding. Shares associated with stock options, warrants, convertible preferred stock and contingently issuable common stock are not included because they are antidilutive.

Pro Forma Net Loss Per Share (Unaudited)

   Pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of outstanding preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred on the dates of original issuance (See Note 9).

                               Ashford.com, Inc.

   The following table sets forth the computation of basic and dilutive, and pro forma basic and dilutive, net loss per share (in thousands, except per share amounts):

                                                                            Period from
                                                                             Inception
                                                      Year Ended Year Ended   through
                                                      March 31,  March 31,   March 31,
                                                         2001       2000       1999
                                                      ---------- ---------- -----------
Numerator--
   Net loss.......................................... $(136,681)  $(72,062)   $(1,264)
                                                      =========   ========    =======
Denominator--
   Weighted average common shares....................    45,725     27,197     10,397
                                                      =========   ========    =======
   Denominator for basic and diluted calculation.....    45,725     27,197     10,397
   Weighted average effect of pro forma securities--
       Series A preferred stock......................        --      4,503      2,867
       Series B preferred stock......................        --      3,075         --
       Series C preferred stock......................        --        296         --
                                                      ---------   --------    -------
   Denominator for pro forma basic and
     diluted calculation.............................    45,725     35,071     13,264
                                                      =========   ========    =======
Net loss per share--
   Basic and diluted................................. $   (2.99)  $  (2.65)   $ (0.12)
                                                      =========   ========    =======
   Pro forma basic and diluted....................... $   (2.99)  $  (2.05)   $ (0.10)
                                                      =========   ========    =======

Reclassification of Prior Period Balances

   Certain prior period balances have been reclassified for consistent presentation.

Recent Accounting Pronouncements

   The FASB issued an Exposure Draft, Business Combinations and Intangible Assets, containing tentative decisions about requiring the use of a nonamortization approach to account for purchased goodwill. Under the nonamortization approach, goodwill would be tested for impairment, rather than being amortized to earnings. Under the Exposure Draft, the Company's purchased intangibles would continue to be amortized consistent with its current policy. Upon adoption of the principles in this Exposure Draft, the Company would record any goodwill as income or expense.

   In March 2000, the FASB issued Financial Interpretation (FIN) No. 44, Accounting for Certain Transactions Involving Stock Compensation." FIN 44 clarifies the application of APB 25 for certain issues, such as the definition of an employee for purposes of applying APB 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. Adoption of FIN 44 did not change the Company's existing accounting policies or disclosures.

   In May 2000, the EITF issued EITF 00-14 "Accounting for Certain Sales Incentives," which provides guidance on the accounting for certain sales incentives offered by companies to their customers such as discounts, coupons, rebates and products or services. EITF 00-14 addresses the recognition, measurement and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers that can be used in, or that are exercisable by a customer as a result of a single exchange transaction. The

                               Ashford.com, Inc.

accompanying financial statements include the reclassification of free product and service incentives delivered to customers at the time of sale, from marketing and sales expense to cost of sales, related to the adoption of EITF 00-14. All periods presented have been reclassified for consistent presentation.

   In July 2000, the EITF reached a consensus on EITF 00-10, "Accounting for Shipping and Handling Fees and Costs." This consensus requires that all amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenue and should be classified as revenue. The Company historically has classified shipping charges to customers as revenue. In September 2000, the EITF concluded that the classification of shipping and handling costs should be disclosed pursuant to Accounting Principles Board
(APB) Opinion No. 22, "Disclosure of Accounting Policies." If shipping and handling costs are significant and are not included in cost of sales, companies should disclose both the amount of such costs and which line item on the income statement includes that amount. Shipping and handling costs cannot be netted against sales. The Company classifies inbound and outbound shipping costs as costs of sales. The Company generally does not impose separate handling charges on customers. However, during fiscal year 2001, the Company began charging for shipping costs. The Company began charging for packaging costs during fiscal 2002. Costs attributable to receiving, inspecting and warehousing inventories and picking, packaging and preparing customers' orders for shipment are classified as marketing and sales expense and totaled $3.8 million, $1.9 million and $65,000 during the years ended March 31, 2001 and 2000 and the period from Inception through March 31, 1999, respectively.

3. Impairment of Long-Lived Assets

   During the fourth quarter ended March 31, 2001, the Company determined that the carrying value of certain assets exceeded its net realizable value. In accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company recorded an impairment loss of $1.1 million during the fourth quarter ended March 31, 2001.

   In connection with management's plan to reduce costs and improve operating efficiencies, the Company discontinued the use of several third party software contracts and wrote down fixed assets of approximately $0.6 million. The Company also decided not to further pursue the utilization of certain marketing and distribution arrangements and wrote down intangible assets associated with these arrangements of approximately $0.5 million.

4. Restructuring and Related Charges

   During the fourth quarter ended March 31, 2001, in connection with management's plan to reduce costs and improve operating efficiencies, the Company recorded restructuring charges of approximately $0.7 million, consisting of approximately $0.5 million for headcount reductions and approximately $0.2 million for contract cancellations. Headcount reductions consisted of approximately 40 employees, or about 17% of the Company's workforce, across all areas of the Company.

   Total cash outlays associated with the restructuring were $0.6 million. The remaining $0.1 million of restructuring costs is expected to be paid through December 31, 2001.

   The restructuring accrual consists of the following:

                                           Severance and   Contract
                                             Benefits    Cancellations Total
                                           ------------- ------------- -----
   Provision for fiscal year 2001.........     $502          $160      $662
   Amount paid in fiscal year 2001........      472            80       552
                                               ----          ----      ----
   Balance at March 31, 2001..............     $ 30          $ 80      $110
                                               ====          ====      ====

                               Ashford.com, Inc.

   During May 2001, the Company initiated a review of its lines of business, cost structure and general activities. The objective of this review was to identify opportunities for improved financial performance and liquidity management. Specific initiatives resulting from this review include reducing the scope of product offerings, decreasing the Company's investment in inventory and eliminating certain operating costs, including costs associated with personnel. In connection with this review, the Company expects to record charges during the quarter ending June 2001 attributed to the following matters.

Reduction of Personnel

   In connection with the May 2001 review, the Company entered into severance agreements with 41 employees. The Company expects to record a charge of $80,000 during the quarter ending June 2001 in connection with these headcount reductions.

Disposition of Online Watch Retailer

   In February 2001, the Company entered into a merger agreement with an online watch retailer. In connection with the agreement, the Company paid an aggregate purchase price of $2.3 million representing the assumption of liabilities and direct acquisition costs of approximately $650,000, and 1,991,000 shares of the Company's common stock. The agreement further provided that the Company issue up to an additional 5,500,000 shares of its common stock to the online retailer upon resolution of certain authorized dealer relationship contingencies and in connection with the online retailer meeting certain gross profit targets as set forth in the agreement. Further, certain key members of the online watch retailer's management entered into separate employment agreements with the Company which provide for employment for eighteen months following the merger and representation on the board of directors of the Company. Principal assets acquired include inventory, supplier relationships and intellectual property.

   During June 2001, as a result of certain business difficulties that arose in the relationship between the Company and the former principles of the online watch retailer and to resolve litigation between them, the parties began negotiating a dissolution of that relationship. The online watch retailer tentatively agreed to a settlement whereby the online watch retailer and certain of it's management will receive aggregate consideration of approximately $0.8 million representing $0.2 million of inventory, $0.1 million of severance pay and 1,500,000 shares of the Company's common stock to settle all potential future claims and obligations. The Company expects to record a charge of approximately $2.4 million in connection with this settlement.

Outsourcing of Online Art Operations

   In May 2001, the Company closed a merger agreement with an online art retailer. In connection with the agreement, the Company issued approximately
7.1 million shares of the Company's common stock and options and warrants to purchase approximately 1.6 million shares of the Company's common stock, in exchange for all of the fully diluted shares of the online art retailer's capital stock. The purchase price was approximately $4.3 million, consisting of $3.3 million of the Company's common stock, $0.7 million of options and warrants to purchase shares of the Company's common stock and $0.3 million of business combination costs. The principle assets received include $7.3 million of cash, an Internet domain name and related trademarks and other tangible and intangible assets related to Internet retail operations. The total value of net tangible assets acquired exceeded the $4.3 million purchase price.

   In connection with the May 2001 review, the Company concluded that the operating cost structure of the online art retailer was inconsistent with the level of sales activity and overall Company objectives. In June 2001,

                               Ashford.com, Inc.

the prior management of the online art retailer made a proposal to the Company, which the Company has agreed to accept, to assume the prospective operations of the online art retailer as a separately capitalized entity. Pursuant to this agreement, the Company will contribute assets of approximately $0.5 million, including $0.4 million of cash, an Internet domain name and related trademarks and other intangible assets in return for 5% ownership interest in the new entity. In addition, the Company and the new entity will enter into a revenue sharing agreement whereby the Company will offer the new entity's product on its Web site in return for half of the gross profit from sales generated by the Company's Web site. The Company will not assume any future operating costs or obligations. Further, substantially all Company employees previously employed by the online art retailer will become employees of the new entity or will be terminated.

Sale of Asset

   In connection with the May 2001 review, during June 2001, the Company sold two Internet domain names and related trademarks related to a product information Internet site in exchange for $0.4 million cash. The Company expects to record a loss on sale of approximately $0.5 million during the quarter ending June 2001.

5. Other Significant Acquisitions

   In August 1999, the Company entered into an option agreement to purchase two Internet domain names and related trademarks (the "Purchased Assets") from a product information Internet site (the "Option Agreement"). In connection with the Option Agreement, the Company paid $300,000 in cash upon execution of the Option Agreement for the exclusive right to acquire the Purchased Assets. In October 1999, the Company exercised its option to acquire the Purchased Assets. The Company paid an aggregate purchase price of $4.3 million representing $940,000 of cash (including the aforementioned payment in connection with the Option Agreement) and 332,500 shares of the Company's common stock.

   In September 1999, the Company entered into an asset purchase agreement to purchase an Internet domain name and related trademarks from a luxury goods retailer. In connection with this agreement, the Company paid $1.6 million in cash upon execution for the domain name, related trademarks and non-competition covenants. The asset purchase agreement further provided that the Company pay an additional $20,000 of cash consideration for each authorized dealer relationship successfully transitioned to the Company by the luxury goods retailer, not to exceed $160,000, all of which was paid as of March 31, 2000.

   In January 2000, the Company entered into a merger agreement with an online fragrance retailer. In connection with the agreement, the Company paid an aggregate purchase price of $7.5 million representing $3.7 of cash, including the assumption of certain liabilities, and 330,354 shares of the Company's common stock. The principal assets received include an Internet domain name and related trademarks, inventory and other tangible and intangible assets related to Internet retail operations. The agreement further provided that the Company issue up to an additional 736,514 shares of its common stock to the Internet retailer upon the resolution of certain authorized dealer relationship contingencies as set forth in the agreement. In August 2000, the Company issued 658,998 shares of its common stock in connection with the resolution of the authorized dealer relationship contingencies. The fair market value of the shares issued totaled approximately $1.8 million. This acquisition was accounted for using the purchase method of accounting. The purchase price was allocated in accordance with APB 16, "Business Combinations," as follows (in thousands):

                 Property and equipment................. $  780
                 Intangible assets......................  7,962
                 Net working capital items..............    613
                                                         ------
                 Total purchase price................... $9,355
                                                         ======

                               Ashford.com, Inc.

   Property and equipment relate primarily to computer equipment and software costs. Intangible assets resulting from the acquisition relate to an Internet domain name, related trademarks, customer lists and direct brand relationships and is being amortized using the straight-line method over an expected useful life of 2 years.

   The following unaudited pro forma data is presented to show pro forma revenues, net loss and basic and diluted net loss per share as if the acquisition of the online fragrance retailer had occurred as of the Company's Inception.

                                                              Period from
                                                               Inception
                                                   Year Ended   through
                                                   March 31,   March 31,
                                                      2000       1999
                                                   ---------- -----------
      Revenues....................................  $ 40,177    $ 5,952
                                                    ========    =======
      Net loss....................................  $(77,603)   $(1,372)
                                                    ========    =======
      Basic and diluted net loss per share........  $  (2.82)   $ (0.12)
                                                    ========    =======

   In October 2000, the Company entered into an asset purchase agreement with a retailer principally engaged in the business of selling customized gifts to clients in the investment banking industry. The agreement provided for an aggregate purchase price of approximately $3.3 million representing $1.9 million of cash paid at closing, 392,037 shares of the Company's common stock and an additional $600,000 to be paid in cash over the following twelve months. Principal assets acquired include a customer base, supplier relationships and intellectual property.

6. Property and Equipment

   Property and equipment is stated at cost. Depreciation is computed based on the straight-line method over the estimated useful lives of the respective assets. Repair and maintenance costs are charged to expense as incurred. Property and equipment consists of the following (in thousands):

                                               Estimated   March 31, March 31,
                                              Useful Life    2001      2000
                                              ------------ --------- ---------
 Software and Web site development costs.....   2 years     $ 8,200   $ 4,290
 Computer and office equipment............... 3 to 5 years    4,653     3,978
 Machinery and equipment.....................   5 years         331       134
 Leasehold improvements...................... 3 to 5 years    1,151       594
                                                            -------   -------
                                                             14,335     8,996
 Less--Accumulated depreciation..............                (5,894)   (1,159)
                                                            -------   -------
 Property and equipment, net.................               $ 8,441   $ 7,837
                                                            =======   =======

   Depreciation expense totaled approximately $5.3 million, $1.1 million and $49,000 during the years ended March 31, 2001 and 2000 and the period from Inception through March 31, 1999, respectively.

7. Note Payable

   In March 1999, the Company received $1.0 million cash from a stockholder in exchange for a note payable bearing interest at an annual rate of 6%. The note payable had a maturity date of June 1999. The note payable

                               Ashford.com, Inc.

was converted into preferred stock in April 1999 (see Note 9). In management's opinion, the terms of this note and its subsequent conversion were at arms length.

8. Revolving Credit Facility

   During September 2000, the Company executed a three-year revolving credit facility with a maximum available credit of $25 million with Congress Financial Corporation, a unit of First Union National Bank. The credit facility is to be used for working capital needs and is secured by the Company's assets. Availability under the credit facility is determined pursuant to a borrowing base as defined in the agreement, and was $6.9 million on March 31, 2001. Amounts outstanding under the credit facility bear interest at the prime rate or LIBOR plus 250 basis points (8.50% at March 31, 2001), as elected by the Company. Approximately $4.7 million was outstanding under the revolving credit facility as of March 31, 2001. In addition to the amount outstanding at March 31, 2001, $250,000 was reserved against the issuance of a standby letter of credit.

9. Stockholders' Equity

Preferred Stock

   In December 1998, the Company entered into a stock purchase agreement with an investor whereby the Company issued 9,500,000 shares of Series A convertible preferred stock in exchange for approximately $3,245,000 in cash and conversion of a $755,000 note payable, including accrued interest.

   In April 1999, the Company increased the number of authorized shares of its convertible preferred stock to 17,100,000 with a par value of $.001 per share. In addition, 7,600,000 shares of the Company's preferred stock was designated as Series B preferred stock. Also in April 1999, the Company entered into a stock purchase agreement with five investors whereby 7,148,750 shares of the Company's Series B convertible preferred stock was issued in exchange for approximately $29.1 million in cash and conversion of a $1.0 million note payable, including accrued interest.

   In July 1999, the Company increased the number of authorized shares of its convertible preferred stock to 19,166,250 shares with a par value of $.001 per share. In addition, 2,066,250 shares of the Company's convertible preferred stock was designated as Series C convertible preferred stock. Also in July 1999, the Company entered into a stock purchase agreement with six investors whereby 1,425,679 shares of the Company's Series C convertible preferred stock were issued in exchange for approximately $16.3 million in cash.

   On September 22, 1999, the Company completed its initial public offering of 6,250,000 shares of its common stock. Net proceeds before expenses to the Company were approximately $73.6 million. As of the closing date of the offering, all of the Series A, Series B and Series C convertible preferred stock was converted into an aggregate of 18,074,429 shares of common stock. Concurrent with the initial public offering, the Board of Directors were authorized, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each preferred stock series.

Warrants

   In connection with a number of distribution and marketing agreements entered into with luxury brand owners and representatives during fiscal 2000, the Company has issued 494,930 warrants which are fully vested

                               Ashford.com, Inc.

and may be exercised for 494,930 shares of common stock. The warrants are exercisable through January 2002 at a weighted average exercise price of $8.91 per share. The agreements are for periods up to twenty-four months and provide the Company with certain exclusive online distributor rights, allow the Company to utilize certain trademarks and images in connection with its marketing and advertising activities and require the Company to fund certain marketing and advertising activities. The Company has recorded the estimated fair value of the warrants on the date of grant as deferred marketing expense which is being amortized over the terms of the related agreements. During the fourth quarter ended March 31, 2001, the Company decided not to further pursue the utilization of certain of its marketing and distribution agreements recording an impairment charge of $0.5 million. See Note 3 for discussion of related impairment losses. Deferred marketing expense totaled $0.2 million and $2.4 million at March 31, 2001 and 2000, respectively, and is included in other assets in the accompanying consolidated balance sheet.

   In July 2000, the Company issued a warrant to a company to purchase 100,000 shares of common stock at $2.81 in exchange for software maintenance services rendered by the company. 50,000 shares were immediately exercisable and the remaining 50,000 shares vest monthly through December 2001. These warrants expire on July 1, 2005. In March 2001, the Company issued a warrant to a company to purchase 75,000 shares of common stock at $0.66 in exchange for a marketing services agreement. 37,500 shares were immediately exercisable and the remaining 37,500 shares vest on December 31, 2001. These warrants expire in March 2006. The Company has recorded the estimated fair value of the warrants on the date of grant as intangible assets which are being amortized over the terms of the related agreements. The unvested warrants are subject to variable accounting, with fair value re-measurements at the end of each quarterly reporting period. Intangible assets associated with these warrants totaled $0.1 million at March 31, 2001 and are included in other assets in the accompanying consolidated balance sheet.

   During fiscal year 2001, the Company issued warrants, which are fully vested, to a related party to purchase 258,706 shares of common stock at $0.01 in exchange for Web site development services rendered by the related party. 129,353 of the warrants expire in September 2005 and the remaining warrants expire in December 2005. The Company has recorded the fair value of the services rendered, which management believes are equivalent to those available and transacted with unrelated parties, as software and Web site development costs. Software and Web site development costs associated with these warrants totaled $0.7 million and are included in fixed assets in the accompanying consolidated balance sheet.

   No warrants were outstanding at March 31, 1999 and none have been exercised through March 31, 2001.

Restricted Stock

   On December 4, 1998, the Company entered into an agreement with its founding and key management employees whereby the employees agreed to allow 5,957,099 shares of previously issued common stock to be subject to certain restrictions (Restricted Stock). The restrictions provide the Company with the right, but not the obligation, to repurchase any unvested shares of Restricted Stock upon termination of employment. Under this agreement, one holder's Restricted Stock, representing 1,895,849 shares, vests ratably over a 39-month service period. Of the other holders' Restricted Stock, 1,015,313 shares vested on March 6, 1999; the remaining shares vest ratably over a 36-month service period. Restrictions on 1,203,633, 1,598,305 and 1,268,929 shares lapsed into unrestricted common stock during fiscal 2001, 2000 and 1999, respectively. The Company repurchased 770,893 shares during fiscal 2001 which are recorded as treasury stock in the accompanying consolidated balance sheet. The Company paid par value for the shares. With the exception of the vesting period, holders of Restricted Stock retain all the rights of common stockholders including voting, dividend and liquidation rights. The remaining 1,115,339 shares subject to restrictions are included in outstanding common stock in the accompanying balance sheet at March 31, 2001.

                               Ashford.com, Inc.

Common Stock

   The holders of the common stock are entitled to receive dividends when and as declared by the board of directors. Upon the liquidation, dissolution or winding up of the Company, all of the remaining assets of the Company available for distribution after that required for holders of preferred stock shall be distributed among the holders of common stock pro rata based on the number of shares held by each. The common stock is not redeemable. The holders of outstanding common stock are entitled to elect two directors of the Company at each annual election of directors.

   In August 1999, the Company's board of directors declared a stock split of
4.75 shares for every 1 share of common stock or preferred stock then outstanding. The stock split became effective on September 21, 1999. Accordingly, the accompanying financial statements and footnotes have been restated to reflect the stock split, including an assumed increase in authorized shares of common stock and preferred stock. The par value of the shares of common stock to be issued in connection with the stock split was credited to common stock and a like amount charged to additional paid-in capital.

   The Company's board of directors is authorized to issue up to 100,000,000 shares of common stock with a par value of $.001 per share.

   In December 1999, the Company sold 707,964 shares of its common stock to a leading online retailer for $10.0 million in cash. The Company also issued an additional 6,698,664 shares of its common stock to the online retailer in exchange for par value and advertising placements targeted at the online retailer's customer base with the intent of delivering new customers to the Company (the "Advertising Placements"). The fair market value of the shares issued in connection with the Advertising Placements totaled $94.6 million and were amortized over the one-year term of the agreement and is fully amortized as of March 31, 2001. As of March 31, 2000, the net amount related to this agreement included in prepaid and other current assets in the accompanying consolidated balance sheet totaled $71.0 million.

Equity Incentive Compensation Plans

   In April 1998, the Company adopted an incentive compensation plan (the 1998 Stock Incentive Plan) which provided the ability to grant incentive stock options, nonqualified stock options and restricted stock. The Company does not intend to grant any additional options or stock awards under this plan.

   In July 1999, the Company adopted an incentive compensation plan (the 1999 Stock Incentive Plan) which provides the ability to award incentive stock options, nonqualified stock options, restricted stock, stock units and stock appreciation rights. The aggregate number of awards under the 1999 Stock Incentive Plan shall not exceed 6,175,000 shares of common stock. The 1999 Stock Incentive Plan allows for annual increases of the lesser of 5% of the total number of shares of common stock then outstanding or 1,900,000 shares of common stock. In February 2000, the Company adopted an incentive compensation plan (the 2000 Non-Officer Stock Plan) which provides the ability to grant up to 2,490,000 incentive stock options to non-officer employees. The maximum number of options allowed to be granted under the 2000 Non-Officer Stock Plan was increased to 4,090,000 in May 2000. The 1999 Stock Incentive Plan and the 2000 Non-Officer Stock Plan are administered by the board of directors of the Company, which has the authority to determine the type, number, vesting requirements and other features and conditions of such awards.

   Generally, the Company grants stock options with exercise prices equal to the fair market value of the common stock on the date of grant. Options generally vest over a four-year period and expire ten years from the date of grant.

                               Ashford.com, Inc.

   The following table summarizes stock option activity under the plans:

                                                        Weighted  Weighted
                                                        Average   Average
                                            Number of   Exercise Grant Date
                                             Shares      Price   Fair Value
                                            ----------  -------- ----------
    Balance at Inception...................         --      --
    Options granted........................  1,258,750   $0.05     $0.16
    Options forfeited......................       (190)  $0.05
                                            ----------   -----
    Outstanding at March 31, 1999..........  1,258,560   $0.05
    Options granted........................  7,269,976   $4.70     $4.02
    Options exercised...................... (1,852,500)  $0.43
    Options forfeited......................   (252,644)  $4.91
                                            ----------   -----
    Outstanding at March 31, 2000..........  6,423,392   $5.01
    Options granted........................  6,521,637   $1.41     $1.10
    Options exercised......................   (653,008)  $0.82
    Options forfeited...................... (2,441,259)  $4.39
                                            ----------   -----
    Outstanding at March 31, 2001..........  9,850,762   $3.06
                                            ==========   =====

   The following table summarizes information regarding stock options outstanding and exercisable as of March 31, 2001:

                               Outstanding Options             Vested and Exercisable
                    ----------------------------------------- ------------------------
                              Weighted-Average    Weighted                 Weighted
                    Number of    Remaining        Average     Number of    Average
Exercise Price       Shares   Contractual Life Exercise Price  Shares   Exercise Price
--------------      --------- ---------------- -------------- --------- --------------
$ 0.05.............   955,625         8            $ 0.05       542,466     $ 0.05
$ 0.30 - $ 0.43.... 3,550,675        10              0.32       813,903       0.33
$ 0.56.............    35,000        10              0.56           417       0.56
$ 0.88 - $ 1.00....   173,000        10              0.95         5,987       0.95
$ 1.50 - $ 2.13....   247,000        10              1.54        28,521       1.53
$ 2.44 - $ 3.57.... 2,360,841         9              2.60       567,793       2.63
$ 3.79 - $ 4.72....   107,610         9              4.14        44,213       4.14
$ 5.88 - $ 8.75.... 1,126,892         9              7.40       376,220       7.59
$ 9.16 - $13.50.... 1,250,619         9             10.26       545,921      10.45
$14.19 - $14.94....    43,500         9             14.90        14,051      14.90
                    ---------                                 ---------
Total.............. 9,850,762                                 2,939,492
                    =========                                 =========

   Under APB 25, no compensation expense is recognized when the exercise price of the Company's employee stock options equals the fair value of the underlying stock on the date of grant. Deferred compensation has been recorded for those situations where the exercise price of an option was lower than the deemed fair value of the underlying common stock. Prior to the Company's initial public offering, the fair value of the common stock on the date of grant was determined based upon valuations in relation to preferred stock financings and an independent appraisal. For the year ended March 31, 2000 and the period from Inception through March 31, 1999, the Company recorded aggregate deferred compensation of $19.1 million and $431,500, respectively, which is being amortized over the vesting period of the underlying options. No deferred compensation was recorded during the year ended March 31, 2001. For the years ended March 31, 2001 and 2000 and the period from Inception through March 31, 1999, total amortization of deferred compensation totaled $3.1 million, $4.3 million and $17,500, respectively.

                               Ashford.com, Inc.

   Had compensation expense been determined consistent with the provisions of SFAS 123, the Company's net loss for the years ended March 31, 2001 and 2000 and the period from Inception through March 31, 1999, would have been adjusted to the following pro forma amounts (in thousands, except per share data):

                                                                    Period from
                                                                     Inception
                                              Year Ended Year Ended   through
                                              March 31,  March 31,   March 31,
                                                 2001       2000       1999
                                              ---------- ---------- -----------
 Net loss--
    As reported.............................. $(136,681)  $(72,062)   $(1,264)
    Pro forma................................ $(137,660)  $(71,607)    (1,255)
 Basic and diluted net loss per share--
    As reported.............................. $   (2.99)  $  (2.65)   $ (0.12)
    Pro forma................................ $   (3.01)  $  (2.63)   $ (0.12)
 Pro forma basic and diluted net loss per
   share--
    As reported.............................. $   (2.99)  $  (2.05)   $ (0.10)
    Pro forma................................ $   (3.01)  $  (2.04)   $ (0.10)

   Prior to the Company's initial public offering, the Company computed the fair value of options granted using the minimum value method. Significant weighted average assumptions used to estimate fair value of options granted prior to the Company's initial public offering include a risk-free interest rate of 5.6 percent, expected lives of 10 years and no expected dividends. Subsequent to the Company's initial public offering, the Company computed the fair value of options granted using the Black-Scholes option pricing model. Significant weighted average assumptions used to estimate fair value of options granted subsequent to the Company's initial public offering are as follows:

                                                 Year Ended Year Ended
                                                 March 31,  March 31,
                                                    2001       2000
                                                 ---------- ----------
         Risk-free interest rate................      5.9%       6.4%
         Expected volatility....................    123.8%      98.4%
         Expected life.......................... 3.3 years  3.3 years

Employee Stock Purchase Plan

   On July 9, 1999, the Company adopted a compensatory employee stock purchase plan, effective September 22, 1999, for up to 950,000 shares of common stock. During February 2001, the maximum number of shares to be issued under the plan was increased to 1,662,500. Participation is voluntary and substantially all full-time employees meeting limited eligibility requirements may participate. Contributions are made through payroll deductions and may not be less than 1% or more than 15% of the participant's base pay, as defined. The participant's option to purchase common stock is deemed to be granted on the first day and exercised on the last day of the fiscal quarter at a price which is the lower of 85% of the market price on the first or last day of the fiscal quarter. During the year ended March 31, 2001, 79,415 shares of common stock were issued under the plan. Through March 31, 2000, no shares of common stock had been issued under the plan.

Officer and Director and Employee Loans

   In May 1999, the Company entered into a $780,000 full-recourse promissory note bearing 5% interest with an officer, in connection with the exercise of options to purchase 1,852,500 shares of common stock. The shares

                               Ashford.com, Inc.

of common stock purchased were pledged as collateral against the note. In April 2001, the officer resigned from the Company and the Company agreed to repurchase all of the shares of common stock from the officer at the price paid by the officer in exchange for payment in full on the loan, including all principal and related interest.

   In June 2000, the Company entered into a $375,888 full-recourse promissory note with one of its members of its board of directors in connection with the exercise of options to purchase 143,250 shares of common stock. The note bears interest at 6.71% per annum, is secured by a pledge of the shares acquired and is payable in full by April 2004.

10. Income Taxes

   A reconciliation of income tax expense computed at the U.S. statutory rate to the provision reported in the consolidated statements of operations is as follows:

                                                                 Period from
                                                                  Inception
                                           Year Ended Year Ended   through
                                           March 31,  March 31,   March 31,
                                              2001       2000       1999
                                           ---------- ---------- -----------
   Income tax at the statutory rate.......  $(46,472)  $(24,501)    $(496)
   Increase (decrease) resulting from:
      Increase in valuation allowance.....    45,578     23,650       495
      Incentive stock options.............       842        533        --
      Non-deductible expenses.............        52        318         1
                                            --------   --------     -----
          Total...........................  $     --   $     --     $  --
                                            ========   ========     =====

   Deferred taxes result from the effect of transactions that are recognized in different periods for financial and tax reporting purposes. The primary components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                          March 31, March 31,
                                                            2001      2000
                                                          --------- ---------
   Deferred tax assets--
      Net operating loss carryforward.................... $ 61,492  $ 22,075
      Amortization of intangibles........................    4,148     1,045
      Non-qualified stock options........................    1,132       936
      Inventory..........................................    1,341        --
      Property and equipment.............................      821        --
      Accruals and reserves..............................      722       162
      Other..............................................       67        48
                                                          --------  --------
          Total deferred tax assets......................   69,723    24,266
   Deferred tax liabilities--
      Difference between book and tax basis of property
        and equipment....................................       --      (121)
                                                          --------  --------
          Total deferred tax liabilities.................       --      (121)
   Less--Valuation allowance.............................  (69,723)  (24,145)
                                                          --------  --------
          Deferred tax assets, net....................... $     --  $     --
                                                          ========  ========

                               Ashford.com, Inc.

   Due to the uncertainty surrounding the realization of these assets, a valuation allowance has been provided to fully offset the deferred tax assets. As of March 31, 2001 and 2000, Ashford.com had net operating loss carryforwards of approximately $180.9 million and $64.9 million, respectively, which may be used to offset taxable income in future years. The net operating loss carryforward will begin to expire in fiscal year 2014. A change in control, as defined by federal income tax regulations, could significantly limit the Company's ability to utilize its carryforwards.

11. Related Party Transactions

   Certain key members of the Company's management and the board of directors are stockholders of a company from which the Company purchases computer equipment, receives consulting services and rented certain office space at prices and terms that management believes are equivalent to those available to and transacted with unrelated parties. During two years ended March 31, 2001 and 2000 and the period from Inception, through March 31, 1999, charges for consulting services and office rent, and payments for Web site development costs and computer equipment to this related party totaled $3.6 million, $2.5 million and $172,848, respectively. Payments made during fiscal year 2001 include $2.9 million of cash and 258,706 warrants to purchase the Company's common stock for $0.01. See Note 9.

   In December 1999, the Company entered into a marketing agreement with a minority interest stockholder for the delivery of new customers at a price and terms that management believes are equivalent to those available and transacted with unrelated parties. Total net payments of $0.5 million and $6.0 million were made during fiscal 2001 and 2000, respectively, pursuant to this agreement.

12. Commitments and Contingencies

Leases

   Rent expense for the years ended March 31, 2001 and 2000 and for the period from Inception through March 31, 1999, was approximately $1.3 million, $853,000 and $47,000, respectively.

   Future minimum lease payments relating to noncancelable operating leases, primarily for office space and equipment, are as follows:

            For the year ending March 31--
               2002.......................................... $1,291
               2003..........................................  1,208
               2004..........................................     93
                                                              ------
                                                              $2,592
                                                              ======

401(k) Plan

   Effective February 1, 1999, the Company established a defined contribution 401(k) plan. Employees eligible to join the plan are those 21 years of age or older and have a minimum of 1,000 hours of service within a 12-month period after their date of hire. Eligible employees may enter the plan on the effective date and thereafter on any January 1 or July 1. The service requirement is waived for those employed on the effective date. The Company does not contribute to the plan.

                               Ashford.com, Inc.

Employment Agreements

   The Company has entered into employment agreements with each of its employees. Either party may terminate such employment agreement at any time. The employment agreements provide for employees to receive the compensation and benefits offered to and accepted by them. The employment agreements also provide the Company with protection for its trade secrets, intellectual property rights and other confidential information.

Litigation

   During the fourth quarter of fiscal 2001, the Company recorded a charge of approximately $400,000 relating to the pending settlement of a lawsuit filed against the Company and certain of its officers during 1999. The final settlement of this lawsuit is contingent upon court approval; however, management does not expect a material change in the settlement amount upon obtaining court approval.

   The SEC is conducting an investigation concerning our accounting and disclosures relating to certain marketing activities during fiscal years 2000 and 2001. We have been cooperating with the SEC, and we will continue to do so. Our audit committee also has completed an internal review of certain matters related to the SEC review. We do not believe that any of the accounting issues raised by the SEC will have a material effect on our financial statements.

   The Company is, and from time to time may be, a party to various other claims and legal proceedings generally incidental to its business. Although the ultimate disposition of these matters is not presently determinable, management does not believe that ultimate settlement of any or all of such matters will have a material adverse effect upon the Company's financial condition or results of operations.

                               Ashford.com, Inc.

13. Quarterly Results (Unaudited)

   The following tables contain selected unaudited Consolidated Statement of Operations information for each quarter of fiscal year 2001 and fiscal year 2000. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                   Year Ended March 31, 2001
                                                            --------------------------------------
                                                            Fourth     Third    Second     First
                                                            Quarter   Quarter   Quarter   Quarter
                                                            --------  --------  --------  --------
                                                             (in thousands, except per share data)
Net sales.................................................. $ 14,328  $ 27,750  $ 12,013  $ 13,105
Gross profit (1)...........................................      843     5,273     2,293     2,439
Net loss...................................................  (17,001)  (40,022)  (40,556)  (39,102)
Net loss per share, basic and diluted...................... $  (0.37) $  (0.87) $  (0.89) $  (0.87)
Pro forma net loss per share, basic and diluted............ $  (0.37) $  (0.87) $  (0.89) $  (0.87)
Shares used to compute net loss per share:
   Basic and diluted.......................................   46,456    45,758    45,598    45,099
   Pro forma basic and diluted (2).........................   46,456    45,758    45,598    45,099

                                                                   Year Ended March 31, 2000
                                                            --------------------------------------
                                                            Fourth     Third    Second     First
                                                            Quarter   Quarter   Quarter   Quarter
                                                            --------  --------  --------  --------
                                                             (in thousands, except per share data)
Net sales.................................................. $ 11,804  $ 20,104  $  4,400  $  3,623
Gross profit (1)...........................................    2,174     3,427       225       620
Net income (loss)..........................................  (41,292)  (19,038)   (8,553)   (3,178)
Net income (loss) per share, basic and diluted............. $  (0.92) $  (0.51) $  (0.57) $  (0.27)
Pro forma net income (loss) per share, basic and diluted... $  (0.92) $  (0.51) $  (0.27) $  (0.12)
Shares used to compute net income (loss) per share:
   Basic and diluted.......................................   44,909    37,198    14,920    11,604
   Pro forma basic and diluted (2).........................   44,909    37,198    31,117    26,995

--------
(1) Includes the reclassification of certain promotional costs from marketing and sales to cost of sales related to the adoption of the Emerging Issues Task Force Issue No. 00-14, "Accounting for Certain Sales Incentives." All periods presented have been reclassified for consistent presentation. Also includes a charge of approximately $1.8 million during the fourth quarter of the year ended March 31, 2001, relating to inventory valuation reserves. See Note 2.
(2) Includes shares associated with the conversion of preferred stock into common stock as if the conversion occurred on the dates of original issuance. See Note 2.

                               Ashford.com, Inc.

                          Consolidated Balance Sheets
              (In Thousands, Except Par Value and Share Amounts)

                                                                                      June 30,   March 31,
                                                                                        2001       2001
                                                                                     ----------- ---------
                                                                                     (Unaudited)
Assets
Current assets:
   Cash and cash equivalents........................................................  $   4,571  $   7,095
   Restricted cash..................................................................      1,500      1,500
   Accounts receivable, net of allowance for doubtful accounts of $280 and $231,
     respectively...................................................................      2,521      2,559
   Merchandise inventory............................................................     18,387     24,066
   Prepaid and other................................................................      1,358      1,535
                                                                                      ---------  ---------
Total current assets................................................................     28,337     36,755
                                                                                      ---------  ---------
Property and equipment, net of accumulated depreciation of $7,191 and $5,894,
  respectively......................................................................      6,909      8,441
Purchased intangibles, net of accumulated amortization of $12,871 and $10,483,
  respectively......................................................................      5,438     10,162
Other assets........................................................................        693        908
                                                                                      ---------  ---------
Total assets........................................................................  $  41,377  $  56,266
                                                                                      =========  =========

Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable and accrued liabilities.........................................  $   5,039  $   8,189
   Revolving credit facility........................................................         --      4,705
   Net assets acquired in excess of purchase price attributed to discontinued
     operations.....................................................................      2,880         --
Other long-term liabilities.........................................................         97        104

Commitments and contingencies

Stockholders' equity:
Preferred stock, $.001 par value, 10,000,000 shares authorized, no shares issued and
  outstanding at June 30, 2001 and March 31, 2001...................................         --         --
Common stock, $.001 par value, 100,000,000 shares authorized, 55,833,458 and
  48,691,917 shares issued at June 30, 2001 and March 31, 2001, respectively........         56         49
Treasury stock, at cost, 3,066,726 and 770,893 at June 30, 2001 and March 31, 2001,
  respectively......................................................................       (865)        --
Additional paid-in capital..........................................................    260,883    259,365
Subscriptions receivable............................................................       (376)    (1,156)
Deferred compensation...............................................................     (1,907)    (4,983)
Accumulated deficit.................................................................   (224,430)  (210,007)
                                                                                      ---------  ---------
Total stockholders' equity..........................................................     33,361     43,268
                                                                                      ---------  ---------
Total liabilities and stockholders' equity..........................................  $  41,377  $  56,266
                                                                                      =========  =========

The accompanying notes are an integral part of these consolidated financial statements.

                               Ashford.com, Inc.

                     Consolidated Statements of Operations
                   (In Thousands, Except Per Share Amounts)
                                  (Unaudited)

                                                                                         Three months ended
                                                                                              June 30,
                                                                                         ------------------
                                                                                           2001      2000
                                                                                         --------  --------
Net sales............................................................................... $ 12,106  $ 13,105
Cost of sales...........................................................................   10,099    10,666
                                                                                         --------  --------
Gross profit............................................................................    2,007     2,439
Operating expenses:
   Marketing and sales (includes non-cash amortization of $304 and $26,034,
     respectively)......................................................................    3,096    32,823
   General and administrative (includes non-cash amortization of $272 and $847,
     respectively)......................................................................    5,470     6,748
   Restructuring charge.................................................................      399        --
   Settlement loss......................................................................    2,297        --
   Loss on sale of assets...............................................................      620        --
   Depreciation and amortization........................................................    3,882     2,654
                                                                                         --------  --------
       Total operating expenses.........................................................   15,764    42,225
                                                                                         --------  --------
Loss from operations....................................................................  (13,757)  (39,786)
Interest income, net....................................................................        1       684
                                                                                         --------  --------
Net loss before discontinued operations.................................................  (13,756)  (39,102)
Net loss from discontinued operations...................................................      667        --
                                                                                         --------  --------
Net loss................................................................................ $(14,423) $(39,102)
                                                                                         ========  ========
Net loss before discontinued operations per share, basic and diluted.................... $  (0.27) $  (0.87)
Net loss from discontinued operations per share, basic and diluted...................... $  (0.01)       --
Net loss per share, basic and diluted................................................... $  (0.28) $  (0.87)
Shares used to compute net loss per share, basic and diluted............................   51,188    45,099
Supplemental Information(1)
   Net loss, excluding restructuring charge, settlement loss, loss on sale of assets, depreciation and amortization, and net loss from discontinued operations........... $ (5,982) $ (9,567)
   Net loss per share, excluding restructuring charge, settlement loss, loss on sale of assets, depreciation and amortization, and net loss from discontinued operations... $  (0.12) $  (0.21)

--------
(1) The accompanying supplemental financial information is presented for informational purposes only and should not be considered as a substitute for the historical financial information presented in accordance with generally accepted accounting principles.

The accompanying notes are an integral part of these consolidated financial statements.

                               Ashford.com, Inc.

                     Consolidated Statements of Cash Flows
                                (In Thousands)
                                  (Unaudited)

                                                                                     Three months ended
                                                                                          June 30,
                                                                                     ------------------
                                                                                       2001      2000
                                                                                     --------  --------
Cash flows from operating activities:
Net loss............................................................................ $(14,423) $(39,102)
Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization....................................................    4,458    29,535
   Restructuring charge related to issuance of options to purchase common stock.....      221        --
   Settlement loss..................................................................    2,297        --
   Loss on sale of assets...........................................................      620        --
   Changes in assets and liabilities:
       Accounts receivable, net.....................................................       38     1,666
       Merchandise inventory........................................................    5,679     2,274
       Prepaid and other............................................................      177      (996)
       Other assets.................................................................     (200)      (63)
       Accounts payable and accrued liabilities.....................................   (3,894)    1,154
                                                                                     --------  --------
Net cash used in operating activities...............................................   (5,027)   (5,532)

Cash flows from investing activities:
Purchases of property and equipment.................................................     (107)   (2,741)
Proceeds from sale of equipment and intangible assets...............................       45        --
Net proceeds from acquisition.......................................................    7,270        --
Internet domain and other intangible asset purchases................................       --       (60)
                                                                                     --------  --------
Net cash provided by (used in) investing activities.................................    7,208    (2,801)

Cash flows from financing activities:
Payments on revolving credit facility...............................................   (4,705)       --
                                                                                     --------  --------
Net decrease in cash and cash equivalents...........................................   (2,522)   (8,333)

Cash and cash equivalents:
Beginning of period.................................................................    7,095    46,474
                                                                                     --------  --------
End of period....................................................................... $  4,571  $ 38,141
                                                                                     ========  ========

Supplemental disclosure of noncash investing and financing activities:
Issuance of common stock in connection with marketing agreement..................... $     --  $     74
Issuance of warrants in connection with purchases of fixed assets...................       --       221
Issuance of common stock in connection with acquisition.............................    3,979        --
Purchase of common stock in connection with employment and consultant agreements....      865        --

The accompanying notes are an integral part of these consolidated financial statements.

                               Ashford.com, Inc.

                  Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Unaudited Interim Financial Information

   The accompanying unaudited consolidated financial statements have been prepared by Ashford.com, Inc. (the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, and disclosures necessary for a fair presentation of these financial statements have been included. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended March 31, 2001. Results for the three months ended June 30, 2001, are not necessarily indicative of the results that may be expected for any future quarter or for the year ending March 31, 2002.

   The Company has suffered significant losses from operations since its inception. Management is implementing a strategy to significantly reduce costs and improve operating efficiencies. Management believes that the Company's current cash balances and borrowing capacity will be sufficient to meet anticipated needs for at least the next 12 months, assuming it executes according to its restructured operating plans. However, any projections of future cash needs and cash flows are subject to substantial uncertainty. Accordingly, there is substantial doubt as to the Company's ability to continue as a going concern. If current cash and cash that may be generated from future operations are insufficient to satisfy the Company's liquidity requirements, management may seek to sell additional equity or debt securities or to obtain additional credit facilities from lenders. There can be no assurance that financing will be available in amounts or on the terms acceptable to the Company, if at all. The Company's ability to raise cash through the sales of additional equity or convertible debt securities may be difficult depending on market conditions and other factors, and if available could result in additional dilution to the Company's stockholders. In addition, management will, from time to time, consider the acquisition of or investment in complementary businesses, products, services and technologies, which might impact the Company's liquidity requirements or cause the Company to issue additional equity or debt securities.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification of Prior Period Balances

   Certain prior period balances have been reclassified for consistent presentation.

Net Loss Per Share

   Net loss per share is computed using the weighted average number of common shares outstanding. Shares associated with stock options and warrants are not included because they are antidilutive.

Recent Accounting Pronouncements

   In July 2001, the FASB issued Statements No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets requiring the nonamortization approach to account for purchased goodwill. Under the nonamortization approach, goodwill would be tested for impairment based on fair values, rather than amortized

                               Ashford.com, Inc.

to earnings. Under the new statements, The Company's purchased intangibles would continue to be amortized consistent with its current policy. While the Company has not made a final determination, upon adoption of these standards, the Company expects to record any goodwill as income or expense.

   In May 2000, the EITF issued EITF 00-14 "Accounting for Certain Sales Incentives," which provides guidance on the accounting for certain sales incentives offered by companies to their customers such as discounts, coupons, rebates and products or services. EITF 00-14 addresses the recognition, measurement and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers that can be used in, or that are exercisable by a customer as a result of a single exchange transaction. The accompanying financial statements include the reclassification of free product and service incentives delivered to customers at the time of sale, from marketing and sales expense to cost of sales, related to the adoption of EITF 00-14. All periods presented have been reclassified for consistent presentation.

   In July 2000, the EITF reached a consensus on EITF 00-10, "Accounting for Shipping and Handling Fees and Costs." This consensus requires that all amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenue and should be classified as revenue. The Company historically has classified shipping charges to customers as revenue. In September 2000, the EITF concluded that the classification of shipping and handling costs should be disclosed pursuant to Accounting Principles Board
(APB) Opinion No. 22, "Disclosure of Accounting Policies." If shipping and handling costs are significant and are not included in cost of sales, companies should disclose both the amount of such costs and which line item on the income statement includes that amount. Shipping and handling costs cannot be netted against sales. The Company classifies inbound and outbound shipping costs as costs of sales. The Company generally does not impose separate handling charges on customers. However, during fiscal year 2001, the Company began charging for shipping costs. The Company began charging for packaging costs during fiscal 2002. Costs attributable to receiving, inspecting and warehousing inventories and picking, packaging and preparing customers' orders for shipment are classified as marketing and sales expense and totaled $0.8 million during both quarters ended June 30, 2001 and 2000.

2. Restructuring and Related Charges

   During the fourth quarter ended March 31, 2001, in connection with management's plan to reduce costs and improve operating efficiencies, the Company recorded restructuring charges of approximately $0.7 million, consisting of approximately $0.5 million for headcount reductions and approximately $0.2 million for contract cancellations. Headcount reductions consisted of approximately 40 employees, or about 17% of the Company's workforce, across all areas of the Company.

   During the first quarter ended June 30, 2001, the Company initiated a review of its lines of business, cost structure and general activities. The objective of this review was to identify opportunities for improved financial performance and liquidity management. Specific initiatives resulting from this review include reducing the scope of product offerings, decreasing the Company's investment in inventory and eliminating certain operating costs, including costs associated with personnel. In connection with this review, the Company recorded charges of approximately $0.5 million for headcount reductions. Headcount reductions consisted of approximately 46 employees, or about 19% of the Company's workforce, across all areas of the Company.

   Total cash outlays during the quarter ended June 30, 2001 were approximately $0.2 million. The restructuring accrual was reduced by an additional $0.2 million through the issuance of options to purchase the Company's common stock. Previously recorded allowances for contract cancellations of approximately $0.1 million were reversed during the quarter ended June 30, 2001 upon determination that the associated cost would not be incurred. The remaining $0.1 million of restructuring costs is expected to be paid through December 31, 2001.

                               Ashford.com, Inc.

   The restructuring accrual consists of the following:

                                                       Severance and   Contract
                                                         Benefits    Cancellations Total
                                                       ------------- ------------- -----
Provision for fiscal year 2001........................     $ 502         $160      $ 662
Amount paid in fiscal year 2001.......................      (472)         (80)      (552)
                                                           -----         ----      -----
Balance at March 31, 2001.............................        30           80        110
Provision for quarter ended June 30, 2001.............       479           --        479
Provision reversed in quarter ended June 30, 2001.....        --          (80)       (80)
Amount paid in quarter ended June 30, 2001............      (421)          --       (421)
                                                           -----         ----      -----
Balance at June 30, 2001..............................     $  88         $ --      $  88
                                                           =====         ====      =====

3. Revolving Credit Facility

   During September 2000, the Company executed a three-year revolving credit facility with a maximum available credit of $25 million with Congress Financial Corporation, a unit of First Union National Bank. The credit facility is to be used for working capital needs and is secured by the Company's assets. Availability under the credit facility is determined pursuant to a borrowing base as defined in the agreement, and was $8.9 million on June 30, 2001. Amounts outstanding under the credit facility bear interest at the prime rate or LIBOR plus 250 basis points, as elected by the Company. There were no amounts outstanding under the revolving credit facility as of June 30, 2001.

4. Treasury Stock

   During May 2001, the Company repurchased 1,852,500 shares of its common stock for approximately $0.9 million in connection with certain employment and consultant agreements. Consideration for this purchase was a subscription receivable of approximately $0.8 million and accrued interest receivable of approximately $0.1 million.

5. Other Matters

Disposition of Online Watch Retailer

   In February 2001, the Company entered into a merger agreement with an online watch retailer. In connection with the agreement, the Company paid an aggregate purchase price of $2.3 million representing the assumption of liabilities and direct acquisition costs of approximately $650,000, and 1,991,000 shares of the Company's common stock. The agreement further provided that the Company issue up to an additional 5,500,000 shares of its common stock to the online retailer upon resolution of certain authorized dealer relationship contingencies and in connection with the online retailer meeting certain gross profit targets as set forth in the agreement. Further, certain key members of the online watch retailer's management entered into separate employment agreements with the Company which provide for employment for eighteen months following the merger and representation on the board of directors of the Company. Principal assets acquired include inventory, supplier relationships and intellectual property.

   During June 2001, as a result of certain business difficulties that arose in the relationship between the Company and the former principals of the online watch retailer and to resolve litigation between them, the parties began negotiating a dissolution of that relationship. The Company and the online watch retailer agreed to a settlement whereby the online watch retailer and certain of it's management will receive aggregate consideration of approximately $0.8 million representing $0.2 million of inventory, $0.1 million of severance pay and 1,500,000

                               Ashford.com, Inc.

shares of the Company's common stock to settle all potential future claims and obligations. The Company recorded a charge of approximately $2.3 million in connection with this settlement during the quarter ended June 30, 2001.

Outsourcing Of Online Art Operations

   In May 2001, the Company closed a merger agreement with an online art retailer. In connection with the agreement, the Company issued approximately
7.1 million shares of the Company's common stock and options and warrants to purchase approximately 1.6 million shares of the Company's common stock, in exchange for all of the fully diluted shares of the online art retailer's capital stock. The purchase price was approximately $4.3 million, consisting of $3.3 million of the Company's common stock, $0.7 million of options and warrants to purchase shares of the Company's common stock and $0.3 million of business combination costs. The principle assets received include $7.3 million of cash, an Internet domain name and related trademarks and other tangible and intangible assets related to Internet retail operations. The total value of net tangible assets acquired exceeded the $4.3 million purchase price.

   In May 2001, the Company concluded that the operating cost structure of the online art retailer was inconsistent with the level of sales activity and overall Company objectives. In June 2001, the prior management of the online art retailer made a proposal to the Company, which the Company has accepted, to assume the prospective operations of the online art retailer as a separately capitalized entity. Pursuant to this agreement, the Company contributed assets of approximately $0.5 million, including $0.4 million of cash, an Internet domain name and related trademarks and other intangible assets in return for 5% ownership interest in the new entity. In addition, the Company and the new entity entered into a revenue sharing agreement whereby the Company will offer the new entity's product on its Web site in return for half of the gross profit from sales of the new entity's products generated by the Company's Web site. The Company will not assume any future operating costs or obligations. Further, substantially all Company employees previously employed by the online art retailer became employees of the new entity or were terminated.

   Activity related to art operations during the period was recorded in accordance with APB No. 30 "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" and EITF 85-36 "Discontinued Operations with Expected Gain and Interim Operating Losses". Accordingly, losses from the acquisition closing date (May 3, 2001) through the measurement date (June 13, 2001) have been reflected as net loss from discontinued operations in the accompanying financial statements. Losses from the measurement date through the separation date (July 31, 2001) have been deferred as there is reasonable assurance that a net gain on disposal will be realized. For the quarter ended June 30, 2001, net loss on discontinued operations included net sales commissions of approximately $125,000 and operating expenses of approximately $792,000. For the period from the measurement date through June 30, 2001, net losses of approximately $109,000 representing net sales commissions of approximately $53,000 and operating expenses of $162,000 were deferred. Total net assets acquired in excess of purchase price related to discontinued operations was approximately $2.9 million at June 30, 2001. The Company expects to recognize a net gain on disposal of discontinued operations of approximately $2.0 million during the quarter ending September 30, 2001.

Sale of Asset

   During June 2001, the Company sold two Internet domain names and related trademarks related to a product information Internet site in exchange for $0.4 million cash. The majority of the cash proceeds were received during the quarter ending September 2001. The Company recorded a loss on sale of approximately $0.5 million during the quarter ending June 2001.

                                                                         ANNEX A


================================================================================


                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

                                    among:

                             GLOBAL SPORTS, INC.,
                            a Delaware corporation;

                            RUBY ACQUISITION CORP.,
                          a Delaware corporation; and

                              ASHFORD.COM, INC.,
                            a Delaware corporation

                         ----------------------------
                        Dated as of September 13, 2001
                         ----------------------------


================================================================================

                               TABLE OF CONTENTS

                                                                                           Page
                                                                                           ----

SECTION 1.  Description of Transaction....................................................  A-1
   1.1  Merger of Merger Sub into the Company.............................................  A-1
   1.2  Effect of the Merger..............................................................  A-1
   1.3  Closing; Effective Time...........................................................  A-1
   1.4  Certificate of Incorporation and Bylaws; Directors and Officers...................  A-2
   1.5  Conversion of Shares..............................................................  A-2
   1.6  Closing of the Company's Transfer Books...........................................  A-3
   1.7  Exchange of Certificates..........................................................  A-3
   1.8  Appraisal Rights..................................................................  A-4
   1.9  Further Action....................................................................  A-5

SECTION 2. Representations and Warranties of the Company..................................  A-5
   2.1  Subsidiaries; Due Organization; Etc...............................................  A-5
   2.2  Certificate of Incorporation and Bylaws...........................................  A-5
   2.3  Capitalization, Etc...............................................................  A-5
   2.4  SEC Filings; Financial Statements.................................................  A-7
   2.5  Absence of Changes................................................................  A-7
   2.6  Title to Assets...................................................................  A-9
   2.7  Cash; Receivables; Customers; Inventories.........................................  A-9
   2.8  Equipment; Real Property; Leasehold...............................................  A-9
   2.9  Proprietary Assets................................................................ A-10
   2.10 Contracts......................................................................... A-11
   2.11 Liabilities....................................................................... A-13
   2.12 Compliance with Legal Requirements................................................ A-13
   2.13 Certain Business Practices........................................................ A-13
   2.14 Governmental Authorizations....................................................... A-13
   2.15 Tax Matters....................................................................... A-14
   2.16 Employee and Labor Matters; Benefit Plans......................................... A-15
   2.17 Environmental Matters............................................................. A-17
   2.18 Insurance......................................................................... A-18
   2.19 Transactions with Affiliates...................................................... A-18
   2.20 Legal Proceedings; Orders......................................................... A-18
   2.21 Authority; Inapplicability of Anti-takeover Statutes; Binding Nature of Agreement. A-18
   2.22 Section 203 of the DGCL Not Applicable............................................ A-19
   2.23 Compliance with Nasdaq Listing Requirements....................................... A-19
   2.24 No Discussions.................................................................... A-19
   2.25 Vote Required..................................................................... A-19
   2.26 Non-Contravention; Consents....................................................... A-19
   2.27 Fairness Opinion.................................................................. A-20
   2.28 Financial Advisor................................................................. A-20
   2.29 Full Disclosure................................................................... A-20

SECTION 3. Representations and Warranties of Parent and Merger Sub........................ A-21
   3.1  Due Organization; Subsidiaries.................................................... A-21
   3.2  Capitalization.................................................................... A-21
   3.3  SEC Filings; Financial Statements................................................. A-21
   3.4  Absence of Material Adverse Effect................................................ A-21
   3.5  Compliance with Legal Requirements................................................ A-21

                                                                          Page
                                                                          ----
     3.6  Governmental Authorizations.................................... A-22
     3.7  Financial Advisor.............................................. A-22
     3.8  Authority; Binding Nature of Agreement......................... A-22
     3.9  Non-Contravention; Consents.................................... A-22
     3.10 Valid Issuance................................................. A-22
     3.11 Disclosure..................................................... A-22

  SECTION 4. Certain Covenants of the Company............................ A-23
     4.1  Access and Investigation....................................... A-23
     4.2  Operation of the Business of the Acquired Corporations......... A-23
     4.3  No Solicitation................................................ A-26

  SECTION 5. Additional Covenants of the Parties......................... A-27
     5.1  Registration Statement; Prospectus/Proxy Statement............. A-27
     5.2  Company Stockholders' Meeting.................................. A-28
     5.3  Regulatory Approvals........................................... A-28
     5.4  Stock Options.................................................. A-29
     5.5  Warrants....................................................... A-29
     5.6  Employee Benefits.............................................. A-30
     5.7  Indemnification of Officers and Directors...................... A-30
     5.8  Additional Agreements.......................................... A-31
     5.9  Disclosure..................................................... A-31
     5.10 Affiliate Agreements........................................... A-31
     5.11 Listing........................................................ A-32
     5.12 October Reverse Stock Split.................................... A-32
     5.13 Resignation of Officers and Directors.......................... A-32

  SECTION 6. Conditions Precedent to Obligations of Parent and Merger Sub A-32
     6.1  Accuracy of Representations.................................... A-32
     6.2  Performance of Covenants....................................... A-33
     6.3  Effectiveness of Registration Statement........................ A-33
     6.4  Stockholder Approval........................................... A-33
     6.5  Consents....................................................... A-33
     6.6  Agreements and Documents....................................... A-33
     6.7  No Restraints.................................................. A-33
     6.8  No Governmental Litigation..................................... A-33
     6.9  No Other Litigation............................................ A-34

  SECTION 7. Conditions Precedent to Obligation of the Company........... A-34
     7.1  Accuracy of Representations.................................... A-34
     7.2  Performance of Covenants....................................... A-35
     7.3  Effectiveness of Registration Statement........................ A-35
     7.4  Stockholder Approval........................................... A-35
     7.5  Documents...................................................... A-35
     7.6  Listing........................................................ A-35
     7.7  No Restraints.................................................. A-35

  SECTION 8. Termination................................................. A-35
     8.1  Termination.................................................... A-35
     8.2  Effect of Termination.......................................... A-36
     8.3  Expenses; Termination Fees..................................... A-36

                                                                 Page
                                                                 ----

          SECTION 9. Miscellaneous Provisions................... A-37
             9.1  Amendment..................................... A-37
             9.2  Waiver........................................ A-37
             9.3  No Survival of Representations and Warranties. A-38
             9.4  Entire Agreement; Counterparts................ A-38
             9.5  Applicable Law; Jurisdiction.................. A-38
             9.6  Disclosure Schedule........................... A-38
             9.7  Attorneys' Fees............................... A-38
             9.8  Assignability................................. A-38
             9.9  Notices....................................... A-38
             9.11 Cooperation................................... A-39
             9.12 Severability.................................. A-39
             9.13 Construction.................................. A-39

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

   This Agreement and Plan of Merger and Reorganization (this "Agreement") is made and entered into as of September 13, 2001, by and among: Global Sports, Inc., a Delaware corporation ("Parent"); Ruby Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"); and Ashford.com, Inc., a Delaware corporation (the "Company"). Certain capitalized terms used in this Agreement are defined in Exhibit A.

                                   RECITALS

   A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company (the "Merger") in accordance with this Agreement and the Delaware General Corporation Law (the "DGCL"). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.

   B. The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and approved the Merger.

   C. In order to induce Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company are executing Voting Agreements (the "Company Stockholder Voting Agreements"), by which such stockholders are agreeing to vote all of the shares of common stock of the Company owned by them beneficially or of record in favor of the Merger.

                                   AGREEMENT

   The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

   1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the "Surviving Corporation").

   1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

   1.3 Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Cooley Godward LLP, 3175 Hanover Street, Palo Alto, California, at 10:00 a.m. on a date to be designated by Parent (the "Closing Date"), which shall be no later than the tenth business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered to and filed with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware (the "Effective Time").

   1.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

   (a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated immediately after the Effective Time to conform to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be "Ashford.com, Inc.";

   (b) the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

   (c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time.

   1.5 Conversion of Shares.

   (a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the
Company:

      (i) any shares of Company Common Stock then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company's treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

      (ii) any shares of Company Common Stock then held by Parent, Merger Sub or any other wholly owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

      (iii) except as provided in clauses "(i)" and "(ii)" above and subject to Sections 1.5(b), 1.5(c) and 1.8, each share of Company Common Stock then outstanding shall be converted into the right to receive a combination of
   (A) cash in the amount of $0.125 (the "Cash Consideration"), and (B) 0.0076 of a share of Parent Common Stock (the "Exchange Ratio"); and

      (iv) each share of the common stock, $0.01 par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation.

   The Cash Consideration and the Exchange Ratio (as each of them may be adjusted in accordance with Section 1.5(b)) are collectively referred to as the "Merger Consideration".

   (b) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split (including the October Reverse Stock Split), consolidation of shares, reclassification, recapitalization or other similar transaction, then the Cash Consideration and the Exchange Ratio each shall be appropriately adjusted. If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Exchange Ratio (but not the Cash Consideration) shall be appropriately adjusted.

   (c) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder's Company Stock Certificate(s) (as defined in Section 1.6), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock on the Nasdaq National Market on the date the Merger becomes effective.

   1.6 Closing of the Company's Transfer Books. At the Effective Time: (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, and each certificate representing any such Company Common Stock (a "Company Stock Certificate") shall thereafter represent only the right to receive the consideration referred to in Sections 1.5(a) and 1.5(c) (or if applicable, Section 1.8) until surrendered in accordance with Section 1.7; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a Company Stock Certificate is presented to the Exchange Agent (as defined in Section 1.7) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.7.

   1.7 Exchange of Certificates.

   (a) On or prior to the Closing Date, Parent shall select a reputable bank or trust company to act as exchange agent in the Merger (the "Exchange Agent"). As soon as practicable, but in no event later than three business days after the Effective Time, Parent shall deposit with the Exchange Agent (i) cash sufficient to pay the Cash Consideration payable in accordance with Section 1.5(a)(iii), (ii) certificates representing the shares of Parent Common Stock issuable pursuant to Section 1.5(a)(iii), and (iii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the "Exchange Fund."

   (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to the record holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for the Cash Consideration and certificates representing Parent Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (1) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor (x) the Cash Consideration that such holder has the right to receive pursuant to the provisions of Section 1.5(a)(iii), and (y) a certificate representing the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5(a)(iii) (and cash in lieu of any fractional share of Parent Common Stock), and (2) the Company Stock Certificate so surrendered shall be canceled. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of the Cash Consideration and the issuance of any certificate representing Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

   (c) Notwithstanding anything to the contrary contained in this Agreement, no Cash Consideration and no shares of Parent Common Stock (or certificates therefor) shall be issued in exchange for any Company Stock Certificate to any Person who may be an "affiliate" (as that term is used in Rule 145 under the Securities Act) of the Company until such Person shall have delivered to Parent a duly executed Affiliate Agreement as contemplated by Section 5.10.

   (d) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate in accordance with this Section 1.7 (at which time such holder shall be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).

   (e) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 180 days after the date on which the Merger becomes effective shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for the Cash Consideration, Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

   (f) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign Tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

   (g) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to the Cash Consideration, any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any other cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

   1.8 Appraisal Rights.

   (a) Notwithstanding anything to the contrary contained in this Agreement (but without limiting the effect of Section 6.4), to the extent that the provisions of Section 262 of the DGCL are or prior to the Effective Time may become applicable to the Merger (by reason of a delisting of Company Common Stock from the Nasdaq National Market or otherwise), any shares of Company Common Stock that, as of the Effective Time, are held by holders who have as of the Effective Time preserved appraisal rights under Section 262 of the DGCL with respect to such shares shall not be converted into or represent the right to receive Parent Common Stock in accordance with Section 1.5(a) (or cash in lieu of fractional shares in accordance with Section 1.5(c)), and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders pursuant to Section 262 of the DGCL; provided, however, that if such appraisal rights shall not be perfected or the holders of such shares shall otherwise lose their appraisal rights with respect to such shares, then, as of the later of the Effective Time or the time of the failure to perfect such status or the loss of such rights, such shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of the certificate or certificates representing such shares) Parent Common Stock in accordance with Section 1.5(a) (and cash in lieu of fractional shares in accordance with Section 1.5(c)).

   (b) The Company shall give Parent (i) prompt notice of any written demand received by the Company prior to the Effective Time to require the Company to purchase shares of Company Common Stock pursuant to Section 262 of the DGCL and of any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL, and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.

   1.9 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

   The Company represents and warrants to Parent and Merger Sub as follows:

   2.1 Subsidiaries; Due Organization; Etc.

   (a) The Company has no Subsidiaries, except for the corporations identified in Part 2.1(a)(i) of the Company Disclosure Schedule; and neither the Company nor any of the other corporations identified in Part 2.1(a)(i) of the Company Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a)(ii) of the Company Disclosure Schedule. (The Company and its Subsidiaries are referred to collectively in this Agreement as the "Acquired Corporations.") None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. None of the Acquired Corporations has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

   (b) The Company has never done business under any name other than "Ashford.com, Inc." or "NewWatch Company".

   (c) Each of the Acquired Corporations is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

   (d) Each of the Acquired Corporations is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except where the failure to be so qualified or in such good standing is not, when taken together with all such other failures, reasonably likely to have a Material Adverse Effect on the Acquired Corporations.

   2.2 Certificate of Incorporation and Bylaws. The Company has delivered to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of the respective Acquired Corporations, including all amendments thereto.

   2.3 Capitalization, Etc.

   (a) The authorized capital stock of the Company consists of: (i) 100,000,000 shares of Company Common Stock, of which 53,784,256 shares have been issued and are outstanding as of the date of this Agreement, and of which 3,066,726 have been issued and are held as treasury shares as of the date of this Agreement; and (ii) 10,000,000 shares of Preferred Stock, $0.001 par value per share, of which no shares are issued and outstanding. Except as set forth in Part 2.3(a)(i) of the Company Disclosure Schedule, the Company does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. There are no shares of Company Common Stock held by any of the other Acquired Corporations. Except as set forth in Part 2.3(a)(ii) of the Company Disclosure Schedule: (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company;

and (iii) there is no Acquired Corporation Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock. Part 2.3(a)(iii) of the Company Disclosure Schedule describes all repurchase rights held by the Company with respect to shares of Company Common Stock (whether such shares were issued pursuant to the exercise of Company Options or otherwise).

   (b) As of the date of this Agreement: (i) 1,370,350 shares of Company Common Stock are issuable upon the exercise of stock options granted and outstanding under the Company's 1998 Stock Incentive Plan; (ii) 4,461,032 shares of Company Common Stock are issuable upon the exercise of stock options granted and outstanding under the Company's 1999 Equity Incentive Plan; (iii) 3,233,535 shares of Company Common Stock are issuable upon the exercise of stock options granted and outstanding under the Company's 2000 Non-Officer Stock Plan; (iv) 1,916,833 shares of Company Common Stock are issuable upon the exercise of stock options granted and outstanding under the Guild.com, Inc. Stock Option Plan assumed by the Company in connection with its acquisition of Guild.com, Inc.; and (v) 1,662,500 shares of Company Common Stock are reserved for issuance pursuant to the Company's 1999 Employee Stock Purchase Plan (the "ESPP"). (Options to purchase shares of Company Common Stock (whether granted by the Company pursuant to the Company's stock option plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted) are referred to in this Agreement as "Company Options.") Part 2.3(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the particular plan (if any) pursuant to which such Company Option was granted; (ii) the name of the optionee; (iii) the number of shares of Company Common Stock subject to such Company Option; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, and the extent to which such Company Option is vested and exercisable as of the date of this Agreement; and (vii) the date on which such Company Option expires. The Company has delivered to Parent accurate and complete copies of all stock option plans pursuant to which any of the Acquired Corporations has ever granted stock options, and the forms of all stock option agreements evidencing such options.

   (c) As of the date of this Agreement, 928,636 shares of Company Common Stock are reserved for issuance pursuant to Company Warrants. Part 2.3(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Warrant outstanding as of the date of this Agreement: (i) the name of the holder of such Company Warrant; (ii) the number of shares of Company Common Stock subject to such Company Warrant; (iii) the exercise price of such Company Warrant; (iv) the date on which such Company Warrant was granted; (v) the applicable vesting schedule, and the extent to which such Company Warrant is vested and exercisable as of the date of this Agreement; and
(vi) the date on which such Company Warrant expires. The Company has delivered to Parent accurate and complete copies of all Company Warrants.

   (d) Except as set forth in Part 2.3(b) or Part 2.3(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Acquired Corporations;
(ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Corporations; or (iii) stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which any of the Acquired Corporations is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

   (e) All outstanding shares of Company Common Stock, options, warrants and other securities of the Acquired Corporations have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts. All shares of Company Common Stock, options, warrants and other securities of the Acquired Corporations repurchased or redeemed by any of the Acquired Corporations have been repurchased or redeemed in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.

   (f) All of the outstanding shares of capital stock of each of the Company's Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and are owned beneficially and of record by the Company, free and clear of any Encumbrances.

   (g) The board of directors and the stockholders of the Company have duly approved the October Reverse Stock Split.

   2.4 SEC Filings; Financial Statements.

   (a) The Company has delivered or made available to Parent accurate and complete copies of all registration statements, proxy statements and other statements, reports, schedules, forms and other documents filed by the Company with the SEC since July 14, 1999, and all amendments thereto (the "Company SEC Documents"), as well as the Unaudited Interim Financial Statements. All statements, reports, schedules, forms and other documents required to have been filed by the Company with the SEC since such date have been so filed on a timely basis. None of the Company's Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

   (b) The financial statements (including any related notes) contained in the Company SEC Documents (at the time filed with the SEC or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) and the Unaudited Interim Financial Statements: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto (other than the Unaudited Interim Financial Statements);
(ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount under GAAP), and (iii) fairly present the consolidated financial position of the Company and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries for the periods covered thereby.

   2.5 Absence of Changes. Except as set forth in Part 2.5 of the Company Disclosure Schedule, since June 30, 2001:

   (a) there has not been any Material Adverse Effect on the Acquired Corporations, and no event has occurred or circumstance has arisen that, in combination with any other events or circumstances, could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations;

   (b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of any of the Acquired Corporations (whether or not covered by insurance) that has had or could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations;

   (c) none of the Acquired Corporations has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

   (d) none of the Acquired Corporations has sold, issued or granted, or authorized the issuance of, (i) any capital stock or other security (except for Company Common Stock issued upon the valid exercise of outstanding Company Options), (ii) any option, warrant or right to acquire any capital stock or any other security (except for Company Options identified in Part 2.3(b) of the Company Disclosure Schedule), or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

   (e) the Company has not amended or waived any of its rights under, or permitted the acceleration of vesting under, (i) any provision of any of the Company's stock option plans, (ii) any provision of any Contract evidencing any outstanding Company Option, or (iii) any restricted stock purchase agreement;

   (f) there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of any of the Acquired Corporations, and none of the Acquired Corporations has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split (other than the October Reverse Stock Split) or similar transaction;

   (g) none of the Acquired Corporations has received any Acquisition Proposal;

   (h) none of the Acquired Corporations has formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

   (i) the Acquired Corporations have not made any capital expenditures which, when added to all other capital expenditures made on behalf of the Acquired Corporations since June 30, 2001, exceeds $50,000 in the aggregate;

   (j) except in the ordinary course of business and consistent with past practices, none of the Acquired Corporations has amended or terminated, or waived any material right or remedy under, any Material Contract;

   (k) none of the Acquired Corporations has (i) acquired, leased or licensed any material right or other material asset from any other Person, (ii) sold or otherwise disposed of, or leased or licensed, any material right or other material asset to any other Person, or (iii) waived or relinquished any right, except for rights or other assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with past practices;

   (l) none of the Acquired Corporations has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness (net of an allowance for doubtful accounts not to exceed $50,000 in the aggregate);

   (m) none of the Acquired Corporations has made any pledge of any of its assets or otherwise permitted any of its material assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the ordinary course of business and consistent with past practices;

   (n) none of the Acquired Corporations has (i) lent money to any Person, or
(ii) incurred or guaranteed any indebtedness for borrowed money;

   (o) none of the Acquired Corporations has (i) adopted, established or entered into any Employee Plan (as defined in Section 2.16), (ii) caused or permitted any Employee Plan to be amended in any material respect, or (iii) paid any bonus or made any profit-sharing or similar payment to, or materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

   (p) none of the Acquired Corporations has changed any of its methods of accounting or accounting practices in any material respect;

   (q) none of the Acquired Corporations has made any material Tax election;

   (r) none of the Acquired Corporations has commenced or settled any Legal Proceeding;

   (s) none of the Acquired Corporations has entered into any material transaction or taken any other material action that has had, or could reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations;

   (t) none of the Acquired Corporations has entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with past practices; and

   (u) none of the Acquired Corporations has agreed or committed to take any of the actions referred to in clauses "(c)" through "(t)" above.

   2.6 Title to Assets. The Acquired Corporations own, and have good and valid title to, all assets purported to be owned by them, including: (i) all assets reflected on the Unaudited Interim Balance Sheet (except for inventory sold or otherwise disposed of in the ordinary course of business since the date of the Unaudited Interim Balance Sheet); and (ii) all other assets reflected in the books and records of the Acquired Corporations as being owned by the Acquired Corporations. All of said assets are owned by the Acquired Corporations free and clear of any Encumbrances, except for (1) any lien for current Taxes not yet due and payable, (2) minor liens that have arisen in the ordinary course of business and that do not and could not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations, and (3) liens described in Part 2.6 of the Company Disclosure Schedule.

   2.7 Cash; Receivables; Customers; Inventories.

   (a) The fair market value of the cash, cash equivalents and short-term investments held by the Acquired Corporations (i) at July 31, 2001 was $5,108,271, and (ii) as of the date of this Agreement is not less than $4,750,000 determined after deducting the amount of all checks written on or before the date of this Agreement and after deducting the amount of all payments described in Part 2.7(a) of the Company Disclosure Schedule.

   (b) All existing accounts receivable of the Acquired Corporations (including those accounts receivable reflected on the Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since August 31, 2001 and have not yet been collected) (a) represent valid obligations of customers of the Acquired Corporations arising from bona fide transactions entered into in the ordinary course of business, (b) are current and, to the best of the Company's knowledge, will be collected in full when due, without any counterclaim or set off (net of an allowance for doubtful accounts not to exceed $360,000 in the aggregate).

   (c) Part 2.7(c) of the Company Disclosure Schedule contains an accurate and complete list as of the date of this Agreement of all loans and advances made by any of the Acquired Corporations to any employee, director, consultant or independent contractor, other than routine travel advances made to employees in the ordinary course of business.

   (d) The inventory of the Acquired Corporations reflected on the balance sheet forming a part of the Audited Financial Statements was, and the current inventory (the "Inventory") of the Acquired Corporations is, in usable and saleable condition in the ordinary course of business and in the case of inventory reflected on such balance sheet at an amount not less than the amounts carried therein. The Inventory is not excessive and is reasonable in relation to the current trading requirements of the business of each of the Acquired Corporations, and none of the Inventory is obsolete, unmarketable, or unrelated to the current business of such Acquired Corporations.

   2.8 Equipment; Real Property; Leasehold. All material items of equipment and other tangible assets owned by or leased to the Acquired Corporations are adequate for the uses to which they are being put, are in good and safe condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the business of the Acquired Corporations in the manner in which such business is currently being conducted. None of the Acquired Corporations own any real property, and none of the Acquired Corporations owns any interest in real property except for the leaseholds created under the real property leases identified in Part 2.8 of the Company Disclosure Schedule.

   2.9 Proprietary Assets.

   (a) Part 2.9(a)(i) of the Company Disclosure Schedule sets forth, with respect to each Proprietary Asset owned by any of the Acquired Corporations and registered with any Governmental Body or for which an application has been filed with any Governmental Body, (i) a brief description of such Proprietary Asset, and (ii) the names of the jurisdictions covered by the applicable registration or application. Part 2.9(a)(ii) of the Company Disclosure Schedule identifies and provides a brief description of each Proprietary Asset owned by any of the Acquired Corporations that is material to the business of the Acquired Corporations. Part 2.9(a)(iii) of the Company Disclosure Schedule identifies and provides a brief description of, and identifies any ongoing royalty or payment obligations in excess of $10,000 with respect to, each Proprietary Asset that is licensed or otherwise made available to any of the Acquired Corporations by any Person, and identifies the Contract under which such Proprietary Asset is being licensed or otherwise made available to such Acquired Corporation. The Acquired Corporations have good and valid title to all of the Acquired Corporation Proprietary Assets identified or required to be identified in Parts 2.9(a)(i) and 2.9(a)(ii) of the Company Disclosure Schedule, free and clear of all Encumbrances, except for (i) any lien for current Taxes not yet due and payable, and (ii) minor liens that have arisen in the ordinary course of business and that do not (individually or in the aggregate) materially detract from the value of the Acquired Corporation Proprietary Asset subject thereto or materially impair the operations of any of the Acquired Corporations. The Acquired Corporations have a valid right to use, license and otherwise exploit all Proprietary Assets identified in Part 2.9(a)(iii) of the Company Disclosure Schedule in the manner in which the Acquired Corporations have used, licensed or otherwise exploited such Proprietary Assets prior to the date of this Agreement. The Company has the sole and exclusive right to use of the name "Ashford" and the internet domain names "Ashford.com" and those set forth on Part 2.9(a)(iv) of the Company Disclosure Schedule. Except as set forth in Part 2.9(a)(v) of the Company Disclosure Schedule, none of the Acquired Corporations has developed jointly with any other Person any Acquired Corporation Proprietary Asset with respect to which such other Person has any rights. Except as set forth in Part 2.9(a)(vi) of the Company Disclosure Schedule, there is no Acquired Corporation Contract pursuant to which any Person has any right (whether or not currently exercisable) to use, license or otherwise exploit any Acquired Corporation Proprietary Asset.

   (b) The Acquired Corporations have taken reasonable measures and precautions to protect and maintain the confidentiality, secrecy and value of all material Acquired Corporation Proprietary Assets (except Acquired Corporation Proprietary Assets whose value would be unimpaired by disclosure). Without limiting the generality of the foregoing, except as set forth in Part 2.9(b) of the Company Disclosure Schedule, (i) each current or former employee of any of the Acquired Corporations who is or was involved in, or who has contributed to, the creation or development of any material Acquired Corporation Proprietary Asset has executed and delivered to such Acquired Corporation an agreement (containing no exceptions to or exclusions from the scope of its coverage) that is substantially identical to the form of Confidential Information and Invention Assignment Agreement previously delivered by the Company to Parent, and (ii) each current and former consultant and independent contractor to any Acquired Corporation who is or was involved in, or who has contributed to, the creation or development of any material Acquired Corporation Proprietary Asset has executed and delivered to the Company an agreement (containing no exceptions to or exclusions from the scope of its coverage) that is substantially identical to the form of Consultant Confidential Information and Invention Assignment Agreement previously delivered to Parent. To the knowledge of the Company, no current or former employee, officer, director, stockholder, consultant or independent contractor has any right, claim or interest in or with respect to any Acquired Corporation Proprietary Asset.

   (c) To the knowledge of the Company: (i) all patents, trademarks, service marks and copyrights owned by or exclusively licensed to any of the Acquired Corporations are valid, enforceable and subsisting; (ii) none of the Acquired Corporation Proprietary Assets and no Proprietary Asset that is currently being developed by any of the
Acquired Corporations (either by itself or with any other Person) infringes, misappropriates or conflicts with any Proprietary Asset owned or used by any other Person; (iii) none of the products, systems, software, computer programs, source code, models, algorithm, formula, compounds, inventions, designs, technology, proprietary rights or other intellectual property rights or intangible assets that is or has been designed, created, developed, assembled, manufactured or sold by any of the Acquired Corporations is infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person, and none of such products has at any time infringed, misappropriated or made any unlawful or unauthorized use of any such Proprietary Asset; (iv) none of the Acquired Corporations has received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful or unauthorized use of, any Proprietary Asset owned or used by any other Person; and (v) no other Person is infringing, misappropriating or making any unlawful or unauthorized use of, and no Proprietary Asset owned or used by any other Person infringes or conflicts with, any material Acquired Corporation Proprietary Asset.

   (d) The Acquired Corporation Proprietary Assets constitute all the Proprietary Assets necessary to enable the Acquired Corporations to conduct their business in the manner in which such business has been and is being conducted. None of the Acquired Corporations has (i) licensed any of the material Acquired Corporation Proprietary Assets to any Person on an exclusive basis, or (ii) entered into any covenant not to compete or Contract limiting or purporting to limit the ability of any Acquired Corporation to exploit fully any material Acquired Corporation Proprietary Assets or to transact business in any market or geographical area or with any Person.

   2.10 Contracts.

   (a) Part 2.10(a) of the Company Disclosure Schedule identifies each Acquired Corporation Contract that constitutes a "Material Contract." For purposes of this Agreement, each of the following shall be deemed to constitute a "Material Contract":

      (i) any Contract (A) relating to the employment of, or the performance of services by, any employee or consultant, (B) pursuant to which any of the Acquired Corporations is or may become obligated to make any severance, termination or similar payment to any current or former employee or director, or (C) pursuant to which any of the Acquired Corporations is or may become obligated to make any bonus or similar payment (other than payments constituting base salary) in excess of $25,000 to any current or former employee or director;

      (ii) any Contract relating to the acquisition, transfer, development, sharing or license of any Proprietary Asset (except for any Contract pursuant to which (A) any Proprietary Asset is licensed to the Acquired Corporations under any third party software license generally available to the public, or (B) any Proprietary Asset is licensed by any of the Acquired Corporations to any Person on a non-exclusive basis);

      (iii) any Contract that provides for indemnification of any officer, director, employee or agent;

      (iv) any Contract imposing any material restriction on the right or ability of any Acquired Corporation (A) to compete with any other Person,
   (B) to acquire any product or other asset or any services from any other Person, (C) to solicit, hire or retain any Person as an employee, consultant or independent contractor (except for ordinary course third party consulting agreements prohibiting the Acquired Corporations from hiring employees of such consultants), or (D) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person necessary for the conduct of the business of the Acquired Corporations;

      (v) any Contract that provides for revenue or profit sharing between any of the Acquired Corporations and any third party;

      (vi) any Contract (other than Contracts evidencing Company Options granted to employees in the ordinary course of business) (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or similar right with respect to any securities, or (C) providing any of the Acquired Corporations with any right of first refusal with respect to, or right to repurchase or redeem, any securities;

      (vii) any Contract constituting or creating any guaranty of any material obligation or indebtedness of any third party;

      (viii) any Contract relating to any currency hedging;

      (ix) any Contract containing "standstill", nonsolicitation, "no-shop", "no-talk" or similar provisions;

      (x) any Contract requiring that any of the Acquired Corporations give any notice or provide any information to any Person prior to considering or accepting any Acquisition Proposal, or prior to entering into any discussions, agreement, arrangement or understanding relating to any Acquisition Transaction;

      (xi) any Contract that has a term of more than 60 days and that may not be terminated by an Acquired Corporation (without penalty) within 60 days after the delivery of a termination notice by such Acquired Corporation;

      (xii) any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000 in the aggregate, or contemplates or involves the performance of services having a value in excess of $100,000 in the aggregate;

      (xiii) any Contract relating to the hosting of any Web sites owned or maintained by the Company ("Company Sites"), relating to the fulfillment of orders placed through any Company Sites, relating to the advertising or marketing of any goods or services offered or otherwise available through any Company Sites, relating to the collection or use of customer or other data collected through any Company Sites, or otherwise relating to or evidencing any strategic alliance between any of the Acquired Corporations and any third party; and

      (xiv) any other Contract, if a breach of such Contract could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

The Company has delivered to Parent an accurate and complete copy of each Acquired Corporation Contract that constitutes a Material Contract.

   (b) To the knowledge of the Company, each Acquired Corporation Contract that constitutes a Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and
(ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

   (c) Except as set forth in Part 2.10(c) of the Company Disclosure Schedule:
(i) none of the Acquired Corporations has violated or breached, or committed any default under, any Acquired Corporation Contract, except for violations, breaches and defaults that have not had and could not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; and, to the knowledge of the Company, no other Person has violated or breached, or committed any default under, any Acquired Corporation Contract, except for violations, breaches and defaults that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; (ii) to the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) could reasonably be expected to (A) result in a violation or breach of any of the provisions of any Acquired Corporation Contract, (B) give any Person the right to declare a default or exercise any remedy under any Acquired Corporation Contract, (C) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Acquired Corporation Contract, (D) give any Person the right to accelerate the maturity or performance of any Acquired Corporation Contract, or (E) give any Person the right to cancel, terminate or modify any Acquired

Corporation Contract, except (with respect to each of the subparagraphs of this clause "(ii)") for defaults, acceleration rights, termination rights and other rights that have not had and could not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; and (iii) none of the Acquired Corporations has received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Acquired Corporation Contract, except in each such case for defaults, acceleration rights, termination rights and other rights that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

   (d) The Company has delivered to Parent copies of the contracts set forth in
Part 2.10(d) of the Company Disclosure Schedule (the "Terminated Contracts"). None of the Terminated Contracts remains in effect as of the date of this Agreement, and none of the Acquired Corporations has or will have any accrued, contingent or other liabilities or obligations of any nature under any of the Terminated Contracts, or under any contract, arrangement or understanding with any Person who is or was a party to any of the Terminated Contracts (except for Material Contracts set forth on Part 2.10(a) of the Company Disclosure Schedule).

   (e) The Company has delivered to Parent copies of selected written communications ("Communications") between the Company and one or more third parties to each of the Material Contracts identified in Part 2.10(e) of the Company Disclosure Schedule (the "Designated Contracts"). The Acquired Corporations are not obligated to pay any liability or other amount or fulfill any obligation under any of the Designated Contracts which the Company has asserted is not owed, or with respect to which the Company has otherwise denied responsibility, in any of the Communications.

   2.11 Liabilities. None of the Acquired Corporations has any accrued, contingent or other liabilities of any nature, either matured or unmatured (and including liabilities for warranty claims or the return of merchandise), except for: (a) liabilities identified as such in the "liabilities" column of the Unaudited Interim Balance Sheet; (b) normal and recurring current liabilities that have been incurred by the Acquired Corporations since August 31, 2001 in the ordinary course of business consistent with past practices, and which were not incurred or generated in violation of (or in connection with any violation of) any provision of this Agreement or any Material Contract; and (c) liabilities described in Part 2.11 of the Company Disclosure Schedule.

   2.12 Compliance with Legal Requirements. Each of the Acquired Corporations is and has at all times since July 1, 1999 been in compliance in all material respects with all applicable Legal Requirements. None of the Acquired Corporations has received any notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any material Legal Requirement.

   2.13 Certain Business Practices. None of the Acquired Corporations, and (to the knowledge of the Company) no director, officer, agent or employee of any of the Acquired Corporations, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity,
(ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or
(iii) made any other unlawful payment.

   2.14 Governmental Authorizations.

   (a) The Acquired Corporations hold all Governmental Authorizations necessary to enable the Acquired Corporations to conduct their respective businesses in the manner in which such businesses are currently being conducted, except where the failure to hold such Governmental Authorizations has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations. All such Governmental Authorizations are valid and in full force and effect. Each Acquired Corporation is and at all times has been in substantial compliance with the terms and requirements of such Governmental Authorizations, except where the failure to be in compliance with the terms and requirements of such Governmental Authorizations has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations. None of the Acquired Corporations has received any notice or other communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any material Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization. No Governmental Body has at any time challenged in writing the right of any of the Acquired Corporations to design, manufacture, offer or sell any of its respective products or services.

   (b) Part 2.14(b) of the Company Disclosure Schedule describes the terms of each grant, incentive or subsidy provided or made available to or for the benefit of any of the Acquired Corporations by any U.S. or foreign Governmental Body or otherwise. Each of the Acquired Corporations is in full compliance in all material respects with all of the terms and requirements of each grant, incentive and subsidy identified or required to be identified in Part 2.14(b) of the Company Disclosure Schedule. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will (with or without notice or lapse of time) give any Person the right to revoke, withdraw, suspend, cancel, terminate or modify any grant, incentive or subsidy identified or required to be identified in Part 2.14(b) of the Company Disclosure Schedule.

   2.15 Tax Matters.

   (a) Each of the Tax Returns required to be filed by or on behalf of the respective Acquired Corporations with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Acquired Corporation Returns") (i) has been or will be filed on or before the applicable due date (including any extensions of such due date), and (ii) has been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Acquired Corporation Returns to be due on or before the Closing Date have been or will be paid, or duly and fully reserved for on the Company's books consistent with prior practices, on or before the Closing Date.

   (b) The Unaudited Interim Balance Sheet fully accrues all actual and contingent liabilities for Taxes with respect to all periods through August 31, 2001 in accordance with GAAP. Each Acquired Corporation will establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all Taxes for the period from August 31, 2001 through the Closing Date.

   (c) No Acquired Corporation Return has ever been examined or audited by any Governmental Body. No extension or waiver of the limitation period applicable to any of the Acquired Corporation Returns has been granted (by the Company or any other Person), and no such extension or waiver has been requested from any Acquired Corporation.

   (d) No claim or Legal Proceeding is pending or, to the knowledge of the Company, has been threatened against or with respect to any Acquired Corporation in respect of any material Tax. There are no unsatisfied liabilities for material Taxes (including liabilities for interest, additions to Tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by any Acquired Corporation with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Acquired Corporations and with respect to which adequate reserves for payment have been established on the Unaudited Interim Balance Sheet). There are no liens for material Taxes upon any of the assets of any of the Acquired Corporations except liens for current Taxes not yet due and payable. None of the Acquired Corporations has entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code (or any comparable provision of state or foreign Tax laws). None of the Acquired Corporations has been, and none of the Acquired Corporations will be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code (or any comparable provision of state or foreign Tax laws) as a result of transactions or events occurring, or accounting methods employed, prior to the Closing. None of the Acquired Corporations has made any distribution of stock of any controlled corporation, as that term is defined in Code Section 355(a)(1).

   (e) There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of any of the Acquired Corporations that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code (or any comparable provision under state or foreign Tax laws). None of the Acquired Corporations is, or has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement, agreement to compensate any service provider for Taxes incurred under Code Section 4999 or similar Contract.

   (f) Except as set forth in Part 2.15(f) of the Company Disclosure Schedule, none of the Acquired Corporations is required to pay, collect or withhold any sales taxes, use taxes or similar taxes in connection with its sales of merchandise or other products.

   2.16 Employee and Labor Matters; Benefit Plans.

   (a) Part 2.16(a) of the Company Disclosure Schedule identifies each salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or agreement and each other employee benefit plan or arrangement (collectively, the "Employee Plans"), including the Transition Plan, sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations for the benefit of any current or former employee of any of the Acquired Corporations. Part 2.16(a) also identifies each Legal Requirement pursuant to which any of the Acquired Corporations is required to establish any reserve or make any contribution for the benefit of any current or former employee located in any foreign jurisdiction.

   (b) Except as set forth in Part 2.16(a) of the Company Disclosure Schedule, none of the Acquired Corporations maintains, sponsors or contributes to, and none of the Acquired Corporations has at any time in the past maintained, sponsored or contributed to, any employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or any similar pension benefit plan under the laws of any foreign jurisdiction, whether or not excluded from coverage under specific Titles or Subtitles of ERISA for the benefit of employees or former employees of any of the Acquired Corporations (a "Pension Plan").

   (c) Except as set forth in Part 2.16(a) of the Company Disclosure Schedule, none of the Acquired Corporations maintains, sponsors or contributes to any employee welfare benefit plan (as defined in Section 3(1) of ERISA or any similar welfare benefit plan under the laws of any foreign jurisdiction, whether or not excluded from coverage under specific Titles or Subtitles of ERISA), for the benefit of any current or former employees or directors of any of the Acquired Corporations (a "Welfare Plan").

   (d) With respect to each Employee Plan, the Company has delivered to Parent:
(i) an accurate and complete copy of such Employee Plan (including all amendments thereto); (ii) an accurate and complete copy of the annual report, if required under ERISA, with respect to such Employee Plan for the last three years; (iii) an accurate and complete copy of the most recent summary plan description, together with each summary of material modifications, if required under ERISA, with respect to such Employee Plan; (iv) if such Employee Plan is funded through a trust or any third party funding vehicle, an accurate and complete copy of the trust or other funding agreement (including all amendments thereto) and accurate and complete copies the most recent financial statements thereof; (v) accurate and complete copies of all Contracts relating to such Employee Plan, including service provider agreements, insurance contracts, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and recordkeeping agreements; and (vi) an accurate and complete copy of the most recent determination letter received from the Internal Revenue Service with respect to such Employee Plan (if such Employee Plan is intended to be qualified under Section 401(a) of the Code).

   (e) None of the Acquired Corporations is or has ever been required to be treated as a single employer with any other Person under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code, except for the Acquired Corporations. None of the Acquired Corporations has ever been a member of an "affiliated service group" within the meaning of Section 414(m) of the Code. None of the Employee Plans identified in Part 2.16(a) of the Company Disclosure
Schedule is a multiemployer plan (within the meaning of Section 3(37) of ERISA). None of the Acquired Corporations has ever made a complete or partial withdrawal from a multiemployer plan, as such term is defined in Section 3(37) of ERISA, resulting in "withdrawal liability," as such term is defined in
Section 4201 of ERISA (without regard to subsequent reduction or waiver of such liability under either Section 4207 or 4208 of ERISA).

   (f) None of the Acquired Corporations has any plan or commitment to create any Welfare Plan or any Pension Plan, or to modify or change any existing Welfare Plan or Pension Plan (other than to comply with applicable law) in a manner that would affect any current or former employee or director of any of the Acquired Corporations.

   (g) No Employee Plan provides death, medical or health benefits (whether or not insured) with respect to any current or former employee or director of any of the Acquired Corporations after any termination of service of such employee or director (other than benefit coverage mandated by applicable law, including coverage provided pursuant to Section 4980B of the Code).

   (h) With respect to any Employee Plan constituting a group health plan within the meaning of Section 4980B(g)(2) of the Code, the provisions of
Section 4980B of the Code ("COBRA") have been complied with in all material respects. Part 2.16(h) of the Company Disclosure Schedule describes all obligations of the Acquired Corporations as of the date of this Agreement under any of the provisions of COBRA.

   (i) Each of the Employee Plans has been operated and administered in all material respects in accordance with its terms and with applicable Legal Requirements, including without limitation ERISA and the Code, except to the extent that any violation of the applicable Legal Requirements has not had and would not be reasonably likely to have a Material Adverse Effect on the Acquired Corporations. The Acquired Corporations have performed in all material respects all of their respective obligations under the Employee Plans.

   (j) Each of the Employee Plans intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, and to the knowledge of the Company, nothing has occurred that would adversely affect such determination.

   (k) Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will result in any bonus, golden parachute, severance or other payment or obligation to any current or former employee or director of any of the Acquired Corporations (whether or not under any Employee Plan), or materially increase the benefits payable or provided under any Employee Plan, or result in any acceleration of the time of payment or vesting of any such benefits. Without limiting the generality of the foregoing (and except as set forth in Part 2.16(k) of the Company Disclosure Schedule), the consummation of the Merger will not result in the acceleration of vesting of any unvested Company Options.

   (l) Part 2.16(l) of the Company Disclosure Schedule contains a list of all salaried employees of each of the Acquired Corporations as of the date of this Agreement, and correctly reflects, in all material respects, their salaries, any other compensation payable to them (including compensation payable pursuant to bonus, deferred compensation or commission arrangements), their dates of employment and their positions. None of the Acquired Corporations is a party to any collective bargaining contract or other Contract with a labor union involving any of its employees. All of the employees of the Acquired Corporations are "at will" employees, and except as set forth in Part 2.16(l) of the Company Disclosure Schedule, may be terminated without any of the Acquired Corporations being required to make any payment to any such employee.

   (m) Part 2.16(m) of the Company Disclosure Schedule identifies each employee of any of the Acquired Corporations who is not fully available to perform work because of disability or other leave and sets forth the basis of such disability or leave and the anticipated date of return to full service.

   (n) Part 2.16(n) of the Company Disclosure Schedule identifies each employee or former employee of any of the Acquired Corporations who has been terminated or who has received notice of termination since July 1, 2000, and the respective dates with respect to each such individual of such notice and (if applicable) such termination.

   (o) Each of the Acquired Corporations is in compliance in all material respects with all applicable Legal Requirements and Contracts relating to employment, employment practices, wages, bonuses and terms and conditions of employment, including employee compensation matters.

   (p) Each of the Acquired Corporations has good labor relations, and none of the Acquired Corporations has any knowledge of any facts indicating that (i) the consummation of the Merger or any of the other transactions contemplated by this Agreement will have a material adverse effect on the labor relations of any of the Acquired Corporations, or (ii) any of the employees of any of the Acquired Corporations intends to terminate his or her employment with the Acquired Corporation with which such employee is employed.

   (q) The headcount reductions effected by the Acquired Corporations in 2001 were effected in compliance with all applicable Legal Requirements and Contracts. The Company has delivered to Parent true and correct copies of all correspondence, documents and other written materials relating to such reductions.

   2.17 Environmental Matters. Each of the Acquired Corporations (i) is in compliance in all material respects with all applicable Environmental Laws, and
(ii) possesses all permits and other Governmental Authorizations required under applicable Environmental Laws, and is in compliance with the terms and conditions thereof. None of the Acquired Corporations has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, Employee or otherwise, that alleges that any of the Acquired Corporations is not in compliance with any Environmental Law, and, to the knowledge of the Company, there are no circumstances that may prevent or interfere with the compliance by any of the Acquired Corporations with any Environmental Law in the future. To the knowledge of the Company, (a) all property that is leased to, controlled by or used by any of the Acquired Corporations, and all surface water, groundwater and soil associated with or adjacent to such property, is free of any material environmental contamination of any nature, (b) none of the property leased to, controlled by or used by any of the Acquired Corporations contains any underground storage tanks, asbestos, equipment using PCBs, underground injection wells, and (c) none of the property leased to, controlled by or used by any of the Acquired Corporations contains any septic tanks in which process wastewater or any Materials of Environmental Concern have been disposed of. No Acquired Corporation has ever sent or transported, or arranged to send or transport, any Materials of Environmental Concern to a site that, pursuant to any applicable Environmental Law, (i) has been placed on the "National Priorities List" of hazardous waste sites or any similar state list, (ii) is otherwise designated or identified as a potential site for remediation, cleanup, closure or other environmental remedial activity, or (iii) is subject to a Legal Requirement to take "removal" or "remedial" action as detailed in any applicable Environmental Law or to make payment for the cost of cleaning up any site. (For purposes of this Section 2.17: (A) "Environmental Law" means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; and (B) "Materials of Environmental Concern" include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment.)

   2.18 Insurance. Part 2.18 of the Disclosure Schedule identifies all insurance policies maintained by, at the expense of or for the benefit of any of the Acquired Corporations and describes any material claims made thereunder. The Company has delivered to Parent accurate and complete copies of the insurance policies identified on Part 2.18 of the Disclosure Schedule. Each of such insurance policies is in full force and effect. None of the Acquired Corporations has received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy,
(b) refusal of any coverage or rejection of any material claim under any insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. Except as set forth in Part 2.18 of the Company Disclosure Schedule, there is no pending workers' compensation or other claim under or based upon any insurance policy of any of the Acquired Corporations. With respect to each Legal Proceeding that has been filed against the Company by or in the names of one or more stockholders of the Company, the Company has provided written notice of such Legal Proceeding to the appropriate insurance carrier(s), and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

   2.19 Transactions with Affiliates. Except as set forth in the Company SEC Documents filed prior to the date of this Agreement, between the date of the Company's last proxy statement filed with the SEC and the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part
2.19 of the Company Disclosure Schedule identifies each Person who is (or who may be deemed to be) an "affiliate" (as that term is used in Rule 145 under the Securities Act) of the Company as of the date of this Agreement.

   2.20 Legal Proceedings; Orders.

   (a) Except as set forth in Part 2.20(a) of the Company Disclosure Schedule or as described with reasonable specificity in the Company SEC Documents, there is no pending Legal Proceeding, and (to the knowledge of the Company) no Person has threatened to commence any Legal Proceeding: (i) that involves any of the Acquired Corporations or any of the assets owned or used by any of the Acquired Corporations; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. To the knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists that could reasonably be expected to give rise to or serve as a basis for the commencement of any such Legal Proceeding. The Company has furnished to Parent true and correct copies of all non-privileged pleadings, correspondence and other written materials relating to the Legal Proceedings referred to in Part 2.20(a) of the Company Disclosure Schedule. Neither the SEC investigation referred to in Part 2.20(a) of the Company Disclosure Schedule, nor any of the other Legal Proceedings referred to in Part 2.20(a) of the Company Disclosure Schedule, will or could reasonably be expected to result in a material liability, penalty, payment, judgment or restriction affecting any of the Acquired Corporations.

   (b) There is no order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject. To the knowledge of the Company, no officer or key employee of any of the Acquired Corporations is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquired Corporations.

   2.21 Authority; Inapplicability of Anti-takeover Statutes; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The board of directors of the Company (at a meeting duly called and held) has (a) unanimously determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders, (b) unanimously authorized and approved the execution, delivery and performance of this Agreement by the Company and unanimously approved the Merger, (c) unanimously recommended the adoption of this Agreement by the holders of Company Common Stock and directed that this Agreement and the Merger be submitted for consideration by the Company's stockholders at the Company Stockholders' Meeting (as defined in Section 5.2), and (d) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Company Stockholder Voting Agreements, the Board of Directors of the Company approved the Company Stockholder Voting Agreements and the transactions contemplated thereby. No state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated hereby.

   2.22 Section 203 of the DGCL Not Applicable. As of the date hereof and at all times on or prior to the Effective Time, the board of directors of the Company has taken and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other transactions contemplated by this Agreement.

   2.23 Compliance with Nasdaq Listing Requirements. The Company is in full compliance with all listing requirements applicable to companies listed on the Nasdaq National Market, and (other than with respect to the decline in the market price for or the market value of the public float of the Company Common Stock) has no reason to believe that it will for any reason cease to be in full compliance with such requirements at any time (or for any period) prior to the Effective Time. The Company has provided to Parent true and correct copies of all correspondence and other documents relating to the proposed delisting by the Nasdaq National Market of the Company Common Stock.

   2.24 No Discussions. None of the Acquired Corporations, and no Representative of any of the Acquired Corporations, is engaged, directly or indirectly, in any discussions or negotiations with any other Person relating to any Acquisition Proposal. None of the Acquired Corporations has waived, and none of the Acquired Corporations will waive, any rights of any of the Acquired Corporations under any confidentiality, "standstill," nonsolicitation or similar agreement with any third party to which any of the Acquired Corporations is a party or under which any of the Acquired Corporations has any rights.

   2.25 Vote Required. The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders' Meeting (the "Required Company Stockholder Vote") is the only vote of the holders of any class or series of the Company's capital stock necessary to adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement.

   2.26 Non-Contravention; Consents. Neither (1) the execution, delivery or performance of this Agreement, nor (2) the consummation by the Company of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

   (a) contravene, conflict with or result in a violation of (i) any of the provisions of the articles or certificate of incorporation, bylaws or other charter or organizational documents of any of the Acquired Corporations, or
(ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of any of the Acquired Corporations;

   (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject;

   (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental

Authorization that is held by any of the Acquired Corporations or that otherwise relates to the business of any of the Acquired Corporations or to any of the assets owned or used by any of the Acquired Corporations;

   (d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Acquired Corporation Contract that constitutes a Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any such Material Contract, (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Material Contract, (iii) accelerate the maturity or performance of any such Material Contract, or (iv) cancel, terminate or modify any term of such Material Contract;

   (e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of the Acquired Corporations (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Corporations); or

   (f) result in, or increase the likelihood of, the transfer of any material asset of any of the Acquired Corporations to any Person.
Except as may be required by the Exchange Act, the DGCL and any antitrust law or regulation, none of the Acquired Corporations was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement by the Company, or (y) the consummation by the Company of the Merger or any of the other transactions contemplated by or referred to in this Agreement.

   2.27 Fairness Opinion. The Company's board of directors has received the written opinion of U.S. Bancorp Piper Jaffray, financial advisor to the Company, dated the date of this Agreement, to the effect that the Merger Consideration is fair to the stockholders of the Company from a financial point of view. The Company has furnished an accurate and complete copy of said written opinion to Parent.

   2.28 Financial Advisor. Except for U.S. Bancorp Piper Jaffray, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquired Corporations. The total of all fees, commissions and other amounts that have been paid by the Company to U.S. Bancorp Piper Jaffray and all fees, commissions and other amounts that may become payable to U.S. Bancorp Piper Jaffray by the Company if the Merger is consummated will not exceed $250,000 plus reasonable expenses. The Company has furnished to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid to may become payable and all indemnification and other agreements related to the engagement of U.S. Bancorp Piper Jaffray.

   2.29 Full Disclosure.

   (a) None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

   (b) None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Prospectus/Proxy Statement will, at the time the Prospectus/Proxy Statement is mailed to the stockholders of the Company or at the time of the Company Stockholders' Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

   (c) The Prospectus/Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

Section 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

   Parent and Merger Sub represent and warrant to the Company as follows:

   3.1 Due Organization; Subsidiaries. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and
(c) to perform its obligations under all Contracts by which it is bound.

   3.2 Capitalization. The authorized capital stock of Parent consists of 90,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock of Parent. As of August 17, 2001, 36,994,879 shares of Parent Common Stock were issued and outstanding, and 600 shares of preferred stock of Parent were issued and outstanding. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of August 17, 2001, 5,770,411 shares of Parent Common Stock were reserved for future issuance pursuant to outstanding stock options.

   3.3 SEC Filings; Financial Statements.

   (a) Parent has delivered or made available to the Company accurate and complete copies (excluding copies of exhibits) of each report, registration statement and definitive proxy statement filed by Parent with the SEC since July 1, 1999 (the "Parent SEC Documents"). All statements, reports, schedules, forms and other documents required to have been filed by Parent with the SEC since such date have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

   (b) The consolidated financial statements contained in the Parent SEC
Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements and, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end audit adjustments which will not, individually or in the aggregate, be material in amount); and (iii) fairly present the consolidated financial position of Parent and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations of Parent and its consolidated subsidiaries for the periods covered thereby.

   3.4 Absence of Material Adverse Effect. Except as expressly contemplated by this Agreement, between June 30, 2001 and the date of this Agreement, there was no Material Adverse Effect on Parent, and no event occurred or circumstance arose that, in combination with any other events or circumstances, could reasonably be expected to have a Material Adverse Effect on Parent.

   3.5 Compliance with Legal Requirements. Parent is and has at all times since July 1, 1999 been in compliance in all material respects with all applicable Legal Requirements.

   3.6 Governmental Authorizations.

   (a) Parent holds all Governmental Authorizations necessary to enable Parent to conduct its business in the manner in which such business is currently being conducted, except where the failure to hold such Governmental Authorizations has not had and would not reasonably be expected to have a Material Adverse Effect on Parent. All such Governmental Authorizations are valid and in full force and effect. Parent is and at all times has been in substantial compliance with the terms and requirements of such Governmental Authorizations, except where the failure to be in compliance with the terms and requirements of such Governmental Authorizations has not had and would not reasonably be expected to have a Material Adverse Effect on Parent. No Governmental Body has at any time and in any material respect challenged in writing the right of Parent to design, manufacture, offer or sell any of its respective products or services.

   (b) Parent is in compliance in all material respects with all of the terms and requirements of each grant, incentive and subsidy provided or made available to or for the benefit of Parent by any U.S. or foreign Governmental Body or otherwise. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will (with or without notice or lapse of time) give any Person the right to revoke, withdraw, suspend, cancel, terminate or modify any such grant, incentive or subsidy.

   3.7 Financial Advisor. Except for CIBC World Markets Corp. no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

   3.8 Authority; Binding Nature of Agreement. Parent and Merger Sub have the absolute and unrestricted right, power and authority to perform their obligations under this Agreement, and the execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Parent, Merger Sub and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

   3.9 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the Merger will (a) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Sub, (b) result in a default by Parent or Merger Sub under any Contract to which Parent or Merger Sub is a party, except for any default that has not had and will not have a Material Adverse Effect on Parent, or (c) result in a violation by Parent or Merger Sub of any order, writ, injunction, judgment or decree to which Parent or Merger Sub is subject, except for any violation that has not had and will not have a Material Adverse Effect on Parent. Except as may be required by the Securities Act, the Exchange Act, state securities or "blue sky" laws, the DGCL, any antitrust law or regulation and the NASD Bylaws (as they relate to the Form S-4 Registration Statement and the Prospectus/Proxy Statement), Parent is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution, delivery or performance by Parent and Merger Sub of this Agreement or the consummation by Merger Sub of the Merger.

   3.10 Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

   3.11 Disclosure. None of the information to be supplied by or on behalf of Parent for inclusion in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information to be supplied by or on behalf of Parent for inclusion in the Prospectus/Proxy Statement will, at the time the Prospectus/Proxy Statement is mailed to the stockholders of the Company or at the time of the Company Stockholders' Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Prospectus/Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Prospectus/Proxy Statement.

Section 4. CERTAIN COVENANTS OF THE COMPANY

   4.1 Access and Investigation. During the period from the date of this Agreement through the Effective Time (the "Pre-Closing Period"), the Company shall, and shall cause the respective Representatives of the Acquired Corporations to: (a) provide Parent and Parent's Representatives with reasonable access to the Acquired Corporations' Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (b) provide Parent and Parent's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request. Without limiting the generality of the foregoing, during the Pre-Closing Period, the Company shall promptly provide Parent with copies of:

      (i) all material operating and financial reports prepared by the Acquired Corporations for the Company's senior management, including (A) copies of the unaudited monthly consolidated balance sheets of the Acquired Corporations and the related unaudited monthly consolidated statements of operations, statements of stockholders' equity and statements of cash flows and (B) copies of any sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for the Company's senior management;

      (ii) any written materials or communications sent by or on behalf of the Company to its stockholders;

      (iii) any material notice, document or other communication sent by or on behalf of any of the Acquired Corporations to any party to any Acquired Corporation Contract or sent to any of the Acquired Corporations by any party to any Acquired Corporation Contract (other than any communication that relates solely to routine commercial transactions between an Acquired Corporation and the other party to any such Acquired Corporation Contract and that is of the type sent in the ordinary course of business and consistent with past practices);

      (iv) any notice, report or other document filed with or sent to any Governmental Body on behalf of any of the Acquired Corporations in connection with the Merger or any of the other transactions contemplated by this Agreement; and

      (v) any material notice, report or other document received by any of the Acquired Corporations from any Governmental Body.

   4.2 Operation of the Business of the Acquired Corporations.

   (a) During the Pre-Closing Period: (i) the Company shall ensure that each of the Acquired Corporations conducts its business and operations (A) in the ordinary course, prudently and in accordance with past practices and (B) in compliance with all applicable Legal Requirements and the requirements of all Acquired Corporation Contracts that constitute Material Contracts; (ii) except as expressly contemplated by this Agreement, the Company shall use all reasonable efforts to ensure that each of the Acquired Corporations preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the respective Acquired Corporations; (iii) the Company shall keep in full force all insurance policies referred to in Section 2.18; (iv) the Company shall promptly notify Parent of
(A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement, and (B) any Legal Proceeding commenced, or, to its knowledge threatened against, relating to or involving or otherwise affecting any of the Acquired Corporations that relates to the consummation of the transactions contemplated by this Agreement; and (v) the Company shall (to the extent requested by Parent) cause its officers and the officers of its Subsidiaries to report regularly to Parent concerning the status of the Company's business, and consult with Parent prior to taking any action, whether or not in the ordinary course of business, that could reasonably be expected to have a Material Adverse Effect on the business of the Acquired Corporations or the transition of the business of the Acquired Corporations to Parent in accordance with this Agreement.

   (b) During the Pre-Closing Period, the Company shall not (without the prior written consent of Parent, which in the case of Sections 4.2.(b)(ii), (vi),
(vii), (xiii) and (xvii) below shall not be unreasonably withheld), and shall not permit any of the other Acquired Corporations to:

      (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (other than the October Reverse Stock Split);

      (ii) sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security, (B) any option, call, warrant or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that the Company may issue shares of Company Common Stock (x) upon the valid exercise of Company Options or Company Warrants outstanding as of the date of this Agreement, and (y) pursuant to the ESPP);

      (iii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company's stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related Contract;

      (iv) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split (except the October Reverse Stock Split), division or subdivision of shares, consolidation of shares or similar transaction;

      (v) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

      (vi) take or permit to be taken any action other than in accordance with the Operating Budget, or fail to take or cause to be taken any action required to be taken or otherwise contemplated by the Operating Budget, or make or permit to be made any capital expenditure or other cash expenditure which, when aggregated with other such expenditures, exceeds the aggregate dollar amount of the Operating Budget;

      (vii) enter into, renew or become bound by, or permit any of the assets owned or used by it to become bound by, any Material Contract, or amend or terminate, or waive or exercise any material right or remedy under, any Material Contract;

      (viii) enter into, renew or become bound by, or permit any of the assets owned or used by it to become bound by, any insurance policy, or amend or terminate, or waive or exercise any material right or remedy under, any insurance policy; provided, however, that without Parent's further consent, the Company shall be entitled to (1) convert its existing policy of directors' and officers' liability insurance as of the date of this Agreement into run-off coverage having an aggregate coverage limit of $20,000,000 for a premium not to exceed $404,000, and (2) purchase a new policy of directors' and officers' liability insurance (the "New D&O Policy") for a one-year period commencing September 23, 2001 having an aggregate coverage limit of $5,000,000 for a premium not to exceed $225,000 (the "New Policy Premium");

      (ix) enter into or become bound by any new marketing agreements, other than marketing agreements under which the payments for which the Acquired Corporations are obligated are solely performance-based and do not involve
   (A) revenue guaranties or (B) revenue sharing arrangements requiring the Acquired Corporations to share over 15% of the applicable revenues with third parties;

      (x) publish or otherwise make available any coupons or comparable promotions applicable to the purchase of the products sold by the Acquired Corporations outside the ordinary course of business or inconsistent with past practices;

      (xi) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for immaterial assets acquired, leased, licensed or disposed of by the Company in the ordinary course of business and consistent with past practices), or waive or relinquish any material right;

      (xii) lend money to any Person, or incur or guarantee any indebtedness;

      (xiii) establish, adopt or amend any employee benefit plan, pay any bonus (other than bonuses due and payable under any binding agreement entered into by the Company prior to the date of this Agreement) or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

      (xiv) hire or promote any employee or (except as expressly contemplated by this Agreement) terminate any employee;

      (xv) change any of its pricing policies, product return policies, product maintenance polices, service policies, product modification or upgrade policies, personnel policies or other business policies, or any of its methods of accounting or accounting practices in any respect;

      (xvi) make any Tax election;

      (xvii) commence any Legal Proceeding or enter into any settlement agreement with respect to any Legal Proceeding (other than (1) Legal Proceedings commenced by the Company against Parent to enforce the Company's rights under this Agreement and (2) Legal Proceedings that the board of directors of the Company, after consulting with outside legal counsel, determines in good faith must be commenced in order for the board of directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable law);

      (xviii) cause or permit any of the Acquired Corporations to fail to comply with any term of any Employee Plan, including the Transition Plan;

      (xix) enter into any transaction or take any other action outside the ordinary course of business or inconsistent with past practices; or

      (xx) agree or commit to take any of the actions described in clauses "(i)" through "(xix)" of this Section 4.2(b).

   (c) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of: (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the Company; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations. Without limiting the generality of the foregoing, the Company shall promptly advise Parent in writing of any Legal Proceeding or material claim threatened, commenced or asserted against or with respect to any of the Acquired Corporations. No notification given to Parent pursuant to this Section 4.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

   4.3 No Solicitation.

   (a) The Company shall not directly or indirectly, and shall not authorize or permit any of the other Acquired Corporations or any Representative of any of the Acquired Corporations directly or indirectly to, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding any of the Acquired Corporations to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that this Section 4.3 shall not be deemed to prevent the Company or its board of directors from complying with its legal obligations under Rules 14d-9 and 14c-2 under the Exchange Act with regard to an Acquisition Proposal (it being understood that such compliance may constitute a Triggering Event under certain circumstances); and provided, further, that prior to the adoption of this Agreement by the Required Company Stockholder Vote, this Section 4.3(a) shall not prohibit the Company from furnishing nonpublic information regarding the Acquired Corporations to, or entering into discussions with, any Person in response to a Superior Offer that is submitted to the Company by such Person (and not withdrawn) if (1) neither the Company nor any Representative of any of the Acquired Corporations shall have breached or taken any action inconsistent with any of the provisions set forth in this Section 4.3, (2) the board of directors of the Company concludes in good faith, after having consulted with its outside legal counsel, that such action is required in order for the board of directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable law, (3) at least two business days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, the Company gives Parent written notice of the identity of such Person and of the Company's intention to furnish nonpublic information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of the Company, and (4) at least two business days prior to furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that any action inconsistent with any of the provisions set forth in the preceding sentence by any Representative of any of the Acquired Corporations, whether or not such Representative is purporting to act on behalf of any of the Acquired Corporations, shall be deemed to constitute a breach of this Section
4.3 by the Company.

   (b) The Company shall promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information) advise Parent orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information relating to any of the Acquired Corporations (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period. The Company shall keep Parent fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

   (c) The Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

   (d) The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, "standstill," nonsolicitation or similar agreement to which any of the Acquired Corporations is a party or under which any of the Acquired Corporations has any rights, and will use its commercially reasonable best efforts to enforce or cause to be enforced each such agreement at the request of Parent. The Company also will promptly request each Person that has executed a confidentiality agreement in connection with its consideration of a possible Acquisition Transaction or equity investment to return all confidential information heretofore furnished to such Person by or on behalf of any of the Acquired Corporations.

Section 5. ADDITIONAL COVENANTS OF THE PARTIES

   5.1 Registration Statement; Prospectus/Proxy Statement.

   (a) As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and cause to be filed with the SEC the Prospectus/Proxy Statement and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Prospectus/Proxy Statement will be included as a prospectus. Each of Parent and the Company shall use all reasonable efforts to cause the Form S-4 Registration Statement and the Prospectus/Proxy Statement to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. The Company will use all reasonable efforts to cause the Prospectus/Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. The Company shall promptly furnish to Parent all information concerning the Acquired Corporations and the Company's stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. The Company shall ensure that: (1) none of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; (2) none of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Prospectus/Proxy Statement will, at the time the Prospectus/Proxy Statement is mailed to the stockholders of the Company or at the time of the Company Stockholders' Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; and (3) the Prospectus/Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. If any event relating to any of the Acquired Corporations or Parent occurs, or if either the Company or Parent becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Prospectus/Proxy Statement, then the Company or Parent shall promptly inform the other thereof and shall cooperate with each other in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of the Company.

   (b) Prior to the Effective Time, Parent shall use reasonable efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger will be registered or qualified under the securities law of every jurisdiction of the United States in which any registered holder of Company Common Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote at the Company Stockholders' Meeting; provided, however, that Parent shall not be required (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified or (ii) to file a general consent to service of process in any jurisdiction.

   5.2 Company Stockholders' Meeting.

   (a) The Company shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Company Common Stock to vote on the adoption of this Agreement (the "Company Stockholders' Meeting"). The Company Stockholders' Meeting shall be held (on a date selected by the Company in consultation with Parent) as promptly as reasonably practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. The Company shall ensure that all proxies solicited in connection with the Company Stockholders' Meeting are solicited in compliance with all applicable Legal Requirements.

   (b) Subject to Section 5.2(c): (i) the Proxy Statement shall include a statement to the effect that the board of directors of the Company recommends that the Company's stockholders vote to adopt this Agreement at the Company Stockholders' Meeting (the recommendation of the Company's board of directors that the Company's stockholders vote to adopt this Agreement being referred to as the "Company Board Recommendation"); and (ii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the board of directors of the Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted or proposed.

   (c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote, the Company Board Recommendation may be withdrawn or modified in a manner adverse to Parent if: (i) an unsolicited, bona fide written offer to directly or indirectly purchase all or substantially all of the outstanding shares of Company Common Stock (by way of merger, reorganization, consolidation, tender offer, acquisition or business combination, or otherwise) or all or substantially all of the assets of the Company is made to the Company and is not withdrawn; (ii) the Company provides Parent with at least five business days prior notice of any meeting of the Company's board of directors at which such board of directors will consider and determine whether such offer is a Superior Offer; (iii) the Company's board of directors determines in good faith (after consultation with an independent financial advisor of nationally recognized reputation) that such offer constitutes a Superior Offer; (iv) the Company's board of directors determines in good faith, after having consulted with the Company's outside legal counsel, that, in light of such Superior Offer, the withdrawal or modification of the Company Board Recommendation is required in order for the Company's board of directors to comply with its fiduciary obligations to the Company's stockholders under applicable law; (v) the Company Board Recommendation is not withdrawn or modified in a manner adverse to Parent at any time within two business days after Parent receives written notice from the Company confirming that the Company's board of directors has determined that such offer is a Superior Offer; and (vi) neither the Company nor any of its Representatives shall have breached or taken any action inconsistent with any of the provisions set forth in Section 4.3; provided, however, that nothing contained in this Section 5.2(c) shall limit the right or authority of the Company's board of directors to make any disclosures to the Company's stockholders that are required in order to fulfill its disclosure obligations to the Company's stockholders under applicable law.

   (d) The Company's obligation to call, give notice of and hold the Company Stockholders' Meeting in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Company Board Recommendation.

   5.3 Regulatory Approvals. Each party shall (i) use all reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body, and (ii) cooperate with the other parties hereto and, subject to Section 5.8(b), use its reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things necessary, proper or advisable on its part under this Agreement and applicable Legal Requirements to consummate and make effective the Merger and the other transactions contemplated hereby. Each of the Company and Parent shall (1) give the other party prompt notice of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, (2) keep the other party informed as to the status of any such Legal Proceeding or threat thereof, and (3) promptly inform the other party of any communication to or from any Governmental Body regarding the Merger. Except as may be prohibited by any Governmental Body or by any Legal Requirement, (a) the Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Legal Proceeding under or relating to any Legal Requirement, and (b) in connection with any such Legal Proceeding, each of the Company and Parent will permit authorized Representatives of the other party to be present at each meeting or conference with governmental representatives relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.

   5.4 Stock Options.

   (a) Parent will not assume any Company Options, or any of the obligations of any of the Acquired Corporations with respect thereto, in connection with the Merger. Accordingly, no Company Options will, at the Effective Time or at any other time, be converted into or become options to purchase Parent Common Stock. Each outstanding Company Option shall terminate immediately prior to the Effective Time, and the Company hereby covenants and agrees to take all actions necessary or appropriate to effectuate such termination, and to provide all notices required to be delivered to the holders of such Company Options necessary or appropriate (under the plans and option agreements pursuant to which Company Options are outstanding and otherwise) in connection therewith, including such notices as may be necessary to enable such holders to exercise such Company Options on a timely basis prior to the Effective Time.

   (b) Prior to the Effective Time, the Company shall take all action that may be necessary (under the plans and option agreements pursuant to which Company Options are outstanding and otherwise) to effectuate the provisions of this
Section 5.4 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.4.

   (c) Immediately prior to the Effective Time, the ESPP shall be terminated. The rights of participants in the ESPP with respect to any offering period then underway under the ESPP shall be determined by treating the last business day prior to the Effective Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP. Prior to the Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by this Section 5.4(e).

   5.5 Warrants. At the Effective Time, each Company Warrant (if any) that is outstanding and unexercised immediately prior to the Effective Time, and that does not by its terms terminate as of the Effective Time (or otherwise as a result of the Merger), shall be converted into and become a warrant to purchase cash and Parent Common Stock (as more fully described below), and Parent shall assume each such Company Warrant in accordance with the terms (as in effect as of the date of this Agreement) of the applicable warrant agreement by which it is evidenced. Accordingly, from and after the Effective Time:

   (a) each such Company Warrant assumed by Parent may be exercised solely for cash and shares of Parent Common Stock;

   (b) the amount of cash payable upon the exercise of each such Company Warrant shall be equal to the number of shares of Company Common Stock issuable upon the exercise of such Company Warrant immediately prior to the Effective Time multiplied by the Cash Consideration, rounding down to the nearest whole cent;

   (c) the number of shares of Parent Common Stock issuable upon the exercise of each such Company Warrant shall be equal to the number of shares of Company Common Stock issuable upon the exercise of such Company Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounding to the nearest whole share; and

   (d) any restriction on the exercise of any such Company Warrant shall continue in full force and effect and the term, exercisability and other provisions of such Company Warrant shall otherwise remain unchanged.

   5.6 Employee Benefits.

   (a) Nothing in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of the Surviving Corporation and the employment of each employee of the Acquired Corporations who continues employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time shall be "at will" employment.

   (b) If requested by Parent, the Company agrees to take (or cause to be taken) all actions necessary or appropriate to terminate, effective immediately prior to the Effective Time, any employee benefit plan sponsored by any of the Acquired Corporations (or in which any of the Acquired Corporations participate) that contains a cash or deferred arrangement intended to qualify under section 401(k) of the Code.

   (c) From and after the Effective Time, employees of the Acquired Corporations whose employment with the Acquired Corporations has been continued following the Effective Time shall be provided with either of the following, at Parent's sole option: (i) employee benefits that are substantially as favorable in the aggregate as those currently provided by the Acquired Corporations to such employees; or (ii) employee benefits that are substantially as favorable in the aggregate as those currently provided by Parent to its employees who are similarly situated to such continuing employees (giving such continuing employees credit for years of service with the Company for purposes of eligibility and vesting, but not benefit accrual to the extent permitted by applicable law and by the terms of applicable employee benefit plans of Parent). Nothing in this Section 5.6 shall prevent Parent from or limit Parent's ability to amend or alter its employee benefit plans or the benefits payable thereunder following the Effective Time.

   5.7 Indemnification of Officers and Directors.

   (a) All rights to indemnification existing in favor of those Persons who are directors and officers of the Company as of the date of this Agreement (the "Indemnified Persons") for their acts and omissions occurring prior to the Effective Time, as provided in the Company's bylaws (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Company and said Indemnified Persons (as in effect as of the date of this Agreement) in the forms disclosed by the Company to Parent prior to the date of this Agreement, shall survive the Merger and shall be observed by the Surviving Corporation to the fullest extent available under Delaware law for a period of six years from the Effective Time.

   (b) Promptly following the Closing, the Surviving Corporation shall convert the New D&O Policy (as defined in Section 4.2(b)(viii)) into run-off coverage (the "Run-Off Policy") having an aggregate coverage limit of $5,000,000 for a premium that, together with the New Policy Premium (as defined in Section 4.2(b)(viii)), and any additional premium paid to obtain retrospective coverage under the New D&O Policy back to the date of the Company's initial public offering, does not exceed $496,000 (the "Maximum Premium"). In the event that the sum of the New Policy Premium and the additional premium for the Run-Off Policy would exceed the Maximum Premium, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Run-Off Policy to the amount of coverage that can be obtained for a premium equal to the Maximum Premium. Without limiting the foregoing, in no event will the aggregate premiums paid or required to be paid by the Company for directors' and officers' liability insurance exceed $900,000.

   (c) The covenant set forth in this Section 5.7 is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their respective heirs and successors. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

   (d) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case to the extent necessary to effectuate the purpose of this Section 5.7, Parent shall cause the Surviving Corporation to make proper provision so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this
Section 5.7.

   5.8 Additional Agreements.

   (a) Subject to Section 5.8(b), Parent and the Company shall use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 5.8(b), each party to this Agreement (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, (ii) shall use all reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement, and (iii) shall use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

   (b) Notwithstanding anything to the contrary contained in this Agreement, Parent shall not have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets, or to commit to cause any of the Acquired Corporations to dispose of any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or to commit to cause any of the Acquired Corporations to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available, to any Person, any technology, software or other Proprietary Asset, or to commit to cause any of the Acquired Corporations to license or otherwise make available to any Person any technology, software or other Proprietary Asset; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing
Date), or to commit to cause any of the Acquired Corporations to hold separate any assets or operations; (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of any of the Acquired Corporations; or
(vi) to contest any Legal Proceeding relating to the Merger if Parent determines in good faith that contesting such Legal Proceeding might not be advisable.

   5.9 Disclosure. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, (i) the Company shall not, and shall not permit any of its Subsidiaries or any Representative of any of the Acquired Corporations to, make any disclosure regarding the Merger or any of the other transactions contemplated by this Agreement unless (a) Parent shall have approved such disclosure or (b) the Company shall have been advised by outside legal counsel that such disclosure is required by applicable law, and (ii) Parent shall not, and shall not permit any of its Subsidiaries or any Representative of any of them to, make any disclosure regarding the Merger or any of the other transactions contemplated by this Agreement unless the Company shall first have been provided with a copy of such disclosure.

   5.10 Affiliate Agreements. The Company shall use all reasonable efforts to cause each Person identified in Part 2.19 of the Company Disclosure Schedule and each other Person who is or becomes (or may be deemed to

be) an "affiliate" (as that term is used in Rule 145 under the Securities Act) of the Company to execute and deliver to Parent, prior to the date of the mailing of the Prospectus/Proxy Statement to the Company's stockholders, an Affiliate Agreement in the form of Exhibit C. The Company shall not register, or allow its transfer agent to register, on its books any transfer of any shares of Company Common Stock of any "affiliate" of the Company who has not provided a signed Affiliate Agreement in accordance with this Section 5.10.

   5.11 Listing. Parent shall use commercially reasonable efforts to cause the shares of Parent Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on the Nasdaq National Market.

   5.12 October Reverse Stock Split. The Company shall take such actions as may be necessary or appropriate to cause the October Reverse Stock Split not to be implemented or made effective, unless the board of directors of the Company determines in good faith, as evidenced by a written notice delivered to Parent, that the failure to implement or effectuate the October Reverse Stock Split would be reasonably likely to result in a delisting of the Company Common Stock from the Nasdaq National Market prior to the Effective Time.

   5.13 Resignation of Officers and Directors. The Company shall use all reasonable efforts to obtain and deliver to Parent on or prior to the Closing the resignation of each officer and director of each of the Acquired Corporations from such positions.

Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

   The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

   6.1 Accuracy of Representations.

   (a) The representations and warranties of the Company contained in this Agreement that are qualified by "Material Adverse Effect" or otherwise qualified as to materiality shall have been accurate in all respects as of the date of this Agreement, except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

   (b) The representations and warranties of the Company contained in this Agreement that are not qualified by "Material Adverse Effect" or otherwise qualified as to materiality shall have been accurate in all material respects as of the date of this Agreement, except for any such representations and warranties made as of a specific date, which shall have been accurate in all material respects as of such date (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

   (c) The representations and warranties of the Company contained in Sections 2.1, 2.2, 2.3 and 2.7 shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all materiality qualifications contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

   (d) The representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company contained in Sections 2.1, 2.2, 2.3 and 2.7) shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date, except for those representations and warranties made as of a specific date, which shall have been accurate in all material respects as of such date, and except that any inaccuracies in such representations and warranties will be disregarded if, after aggregating all inaccuracies in such representations and warranties as of such specific date or the Closing Date (as the case may be and without duplication), such inaccuracies and the circumstances giving rise to all such inaccuracies do not constitute and could not reasonably be expected to result in a Material Adverse Effect on the Acquired Corporations determined as of such specific date or the Closing Date (as the case may be) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

   6.2 Performance of Covenants.

   (a) The covenant set forth in Section 4.2(b)(vi) of this Agreement shall have been complied with and performed in all respects.

   (b) Each other covenant or obligation that the Company is required to comply with or to perform at or prior to the Closing pursuant to this Agreement shall have been complied with and performed in all material respects.

   6.3 Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued and still be pending, and no proceeding for that purpose shall have been initiated and still be pending or shall then be threatened, by the SEC with respect to the Form S-4 Registration Statement.

   6.4 Stockholder Approval. This Agreement shall have been duly adopted by the Required Company Stockholder Vote, and holders of less than fifteen percent (15%) in the aggregate of Company Common Stock entitled to vote thereon shall have perfected their appraisal rights under Section 262 of the DGCL with respect to their shares of Company Common Stock or shall otherwise continue to have appraisal rights under any applicable law.

   6.5 Consents. All Consents identified in Part 6.5 of the Company Disclosure Schedule, and any other Consents the failure to obtain which by the Closing Date would likely have a Material Adverse Effect on the Acquired Corporations or a Material Adverse Effect on Parent, shall have been obtained and shall be in full force and effect.

   6.6 Agreements and Documents. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

      (a) a certificate executed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in Sections 6.1, 6.2, 6.4, 6.5, 6.7, 6.8 and 6.9 have been duly satisfied; and

      (b) the written resignations of all officers and directors of each of the Acquired Corporations, effective as of the Effective Time.

   6.7 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and no material Legal Requirement shall have been enacted since the date of this Agreement that makes consummation of the Merger illegal.

   6.8 No Governmental Litigation. There shall not be pending or threatened any Legal Proceeding in which a Governmental Body is or is threatened to become a party or is otherwise involved, and neither Parent nor the Company shall have received any communication from any Governmental Body in which such Governmental Body indicates that the commencement of any Legal Proceeding or taking of any other action is reasonably likely: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent or any of the Acquired Corporations, any damages or other relief that could reasonably be expected to have a Material Adverse Effect on Parent or a Material Adverse Effect on the Acquired Corporations; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; (d) that could materially and adversely affect the right of Parent or any of the Acquired Corporations to own the assets or operate the business of the Acquired Corporations; or (e) seeking to compel any of the Acquired Corporations, Parent or any Subsidiary of Parent to dispose of or hold separate any material assets as a result of the Merger or any of the other transactions contemplated by this Agreement.

   6.9 No Other Litigation. There shall not be pending any Legal Proceeding in which, in the reasonable good faith judgment of Parent, there is a reasonable possibility of an outcome that could have a Material Adverse Effect on the Acquired Corporations or a Material Adverse Effect on Parent: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent or any of the Acquired Corporations, any damages or other relief that could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations or a Material Adverse Effect on Parent; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of any of the Acquired Corporations;
(d) that would materially and adversely affect the right of Parent, or any of the Acquired Corporations, to own the assets or operate the business of any of the Acquired Corporations; or (e) seeking to compel any of the Acquired Corporations, Parent or any Subsidiary of Parent to dispose of or hold separate any material assets as a result of the Merger or any of the other transactions contemplated by this Agreement.

Section 7. CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

   The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions:

   7.1 Accuracy of Representations.

   (a) The representations and warranties of Parent and Merger Sub contained in this Agreement that are qualified by "Material Adverse Effect" or otherwise qualified as to materiality shall have been accurate in all respects as of the date of this Agreement, except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date.

   (b) The representations and warranties of Parent and Merger Sub contained in this Agreement that are not qualified by "Material Adverse Effect" or otherwise qualified as to materiality shall have been accurate in all material respects as of the date of this Agreement, except for any such representations and warranties made as of a specific date, which shall have been accurate in all material respects as of such date.

   (c) The representations and warranties of Parent and Merger Sub contained in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date, except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date, and except that any inaccuracies in such representations and warranties as of the Closing Date will be disregarded if, after aggregating all inaccuracies of such representations and warranties as of the Closing Date (without duplication), such inaccuracies and the circumstances giving rise to all such inaccuracies do not constitute a Material Adverse Effect on Parent determined as of the Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality qualifications contained in such representations and warranties shall be disregarded).

   7.2 Performance of Covenants. All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing pursuant to this Agreement shall have been complied with and performed in all material respects.

   7.3 Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued and still be pending, and no proceeding for that purpose shall have been initiated and still be pending or shall then be threatened, by the SEC with respect to the Form S-4 Registration Statement.

   7.4 Stockholder Approval. This Agreement shall have been duly adopted by the Required Company Stockholder Vote.

   7.5 Documents. The Company shall have received a certificate executed on behalf of Parent by an executive officer of Parent, confirming that the conditions set forth in Sections 7.1, 7.2, 7.6 and 7.7 have been duly satisfied.

   7.6 Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing (subject to notice of issuance) on the Nasdaq National Market.

   7.7 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by the Company shall have been issued by any court of competent jurisdiction and remain in effect, and no material Legal Requirement shall have been enacted since the date of this Agreement that makes consummation of the Merger by the Company illegal.

Section 8. TERMINATION

   8.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after the adoption of this Agreement by the Required Company Stockholder Vote):

   (a) by mutual written consent of Parent and the Company;

   (b) by either Parent or the Company if the Merger shall not have been consummated by March 31, 2002; provided, however, that (i) a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Merger by March 31, 2002 is attributable to a failure on the part of such party to perform any covenant in this Agreement required to be performed by such party at or prior to the Effective Time, and (ii) the Company shall not be permitted to terminate this Agreement pursuant to this
Section 8.1(b) unless the Company shall have made any payment required to be made to Parent pursuant to Section 8.3(a);

   (c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, that prior to termination the party seeking termination of this Agreement shall have used commercially reasonable efforts to have such order, decree or ruling vacated;

   (d) by either Parent or the Company if (i) the Company Stockholders' Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company's stockholders shall have taken a final vote on a proposal to adopt this Agreement, and (ii) this Agreement shall not have been adopted at the Company Stockholders' Meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Company Stockholder Vote; provided, however, that (A) a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure to have this Agreement adopted by the Required Company Stockholder Vote is attributable to a failure on the part of such party to perform any covenant in this Agreement required to be performed by such party at or prior to the Effective Time, and (B) the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) unless the Company shall have made the payment required to be made to Parent pursuant to Section 8.3(a);

   (e) by Parent (at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote) if a Triggering Event shall have occurred;

   (f) by Parent if (i) any of the Company's representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.1 would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of any date subsequent to the date of this Agreement, (A) all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded and (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded), or (ii) any of the Company's covenants contained in this Agreement shall have been breached such that the condition set forth in Section
6.2 would not be satisfied; provided, however, that if an inaccuracy in any of the Company's representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by the Company is curable by the Company and the Company is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 8.1(f) on account of such inaccuracy or breach; or

   (g) by the Company if (i) any of Parent's representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 7.1 would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of any date subsequent to the date of this Agreement, all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded), or (ii) if any of Parent's covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that if an inaccuracy in any of Parent's representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Parent is curable by Parent and Parent is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 8.1(g) on account of such inaccuracy or breach.

   8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

   8.3 Expenses; Termination Fees.

   (a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that:

      (i) Parent and the Company shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with the filing, printing and mailing of the Form S-4 Registration Statement and the Prospectus/Proxy Statement and any amendments or supplements thereto; and

      (ii) if this Agreement is terminated by Parent or the Company pursuant to
   Section 8.1(b) and between the date of this Agreement and the time of the termination of this Agreement an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made, or if this Agreement is terminated by Parent or the Company pursuant to Section 8.1(d) or by Parent pursuant to Section 8.1(e), then (without limiting any obligation of the Company to pay any fee payable pursuant to Section 8.3(b), the Company shall make a nonrefundable cash payment to Parent in an amount equal to the aggregate amount of all fees and expenses (including all attorneys' fees, accountants' fees, financial advisory fees and filing fees) that have been paid or that may become payable by or on behalf of Parent in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger. In the case of termination of this Agreement by the Company pursuant to Section 8.1(b) or Section 8.1(d), such nonrefundable cash payment shall be made by the Company prior to the time of such termination; and in the case of termination of this Agreement by Parent pursuant to Section 8.1(b), Section 8.1(d) or Section 8.1(e), such nonrefundable cash payment shall be made by the Company within two business days after such termination.

   (b) If (i) (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) or Section 8.1(d), (B) between the date of this Agreement and the time of the termination of this Agreement an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made, and (C) the Company consummates or is subject to an Acquisition Transaction within one year of such termination or the Company or the Company or any of its Representatives signs a definitive agreement or letter of intent within one year of such termination providing for an Acquisition Transaction, or (ii) this Agreement is terminated by Parent pursuant to Section 8.1(e), then the Company shall pay to Parent, in cash (and in addition to the amounts payable pursuant to Section 8.3(a)), a nonrefundable fee in the amount equal to $750,000. In the case of termination of this Agreement by the Company or Parent pursuant to
Section 8.1(b) or Section 8.1(d), the fee referred to in the preceding sentence shall be paid by the Company on or prior to the closing date of the Acquisition Transaction described in clause (i) (C) above; and in the case of termination of this Agreement by Parent pursuant to Section 8.1(e), the fee referred to in the preceding sentence shall be paid by the Company within two business days after such termination.

   (c) If the Company fails to pay when due any amount payable under this
Section 8.3, then (i) the Company shall reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 8.3, and (ii) the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to the "prime rate" (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent (3%).

Section 9. MISCELLANEOUS PROVISIONS

   9.1 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after the adoption of this Agreement by the Company's stockholders); provided, however, that after any such adoption of this Agreement by the Company's stockholders, no amendment shall be made which by law requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

   9.2 Waiver.

   (a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

   (b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

   9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger.

   9.4 Entire Agreement; Counterparts. This Agreement and the other agreements referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

   9.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this
Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in Delaware; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 9.9.

   9.6 Disclosure Schedule. The Company Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 2, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section in
Section 2, and any other section where it is reasonably apparent, upon a reading of such disclosure without any independent knowledge on the part of the reader regarding the matter disclosed, that the disclosure was intended to apply to such other section.

   9.7 Attorneys' Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

   9.8 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by the Company or Parent without the prior written consent of the other party, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

   9.9 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, or (b) two business days after being sent by registered mail or by courier or express delivery service or by facsimile, provided that in each case the notice or other communication is sent to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

   9.10 if to Parent or Merger Sub:

        Global Sports, Inc.
        1075 First Avenue
        King of Prussia, PA 19406
        Attention: General Counsel
        Facsimile: 610-265-2866

        if to the Company:

        Ashford.com, Inc.
        3800 Buffalo Speedway
        Houston, TX 77098
        Attention: Chief Financial Officer
        Facsimile: 713-623-0444

   9.11 Cooperation. The Company agrees to cooperate fully with Parent and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

   9.12 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

   9.13 Construction.

   (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

   (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

   (c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

   (d) Except as otherwise indicated, all references in this Agreement to "Sections," "Exhibits" and "Schedules" are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

   (e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

   IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

                                          GLOBAL SPORTS, INC.

                                             /s/ MICHAEL R. CONN
                                          By: _________________________________
                                             Michael R. Conn
                                             Senior Vice President, Business
                                             Development

                                          RUBY ACQUISITION CORP.

                                             /s/ MICHAEL R. CONN
                                          By: _________________________________
                                             Michael R. Conn
                                             Senior Vice President

                                          ASHFORD.COM, INC.

                                             /s/ DAVID F. GOW
                                          By: _________________________________
                                             David F. Gow
                                             Chief Executive Officer

                                   EXHIBIT A

                              CERTAIN DEFINITIONS

   For purposes of the Agreement (including this Exhibit A):

   Acquired Corporation Contract. "Acquired Corporation Contract" shall mean any Contract: (a) to which any of the Acquired Corporations is a party; (b) by which any of the Acquired Corporations or any asset of any of the Acquired Corporations is or may become bound or under which any of the Acquired Corporations has, or may become subject to, any obligation; or (c) under which any of the Acquired Corporations has or may acquire any right or interest.

   Acquired Corporation Proprietary Asset. "Acquired Corporation Proprietary Asset" shall mean any Proprietary Asset owned by or licensed to any of the Acquired Corporations or otherwise used by any of the Acquired Corporations.

   Acquisition Proposal. "Acquisition Proposal" shall mean any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest made or submitted by Parent) contemplating or otherwise relating to any Acquisition Transaction.

   Acquisition Transaction. "Acquisition Transaction" shall mean any transaction or series of transactions involving:

      (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction
   (i) in which any of the Acquired Corporations is a constituent corporation,
   (ii) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of any of the Acquired Corporations, or (iii) in which any of the Acquired Corporations issues securities representing more than 15% of the outstanding securities of any class of voting securities of any of the Acquired Corporations;

      (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, net income or assets of any of the Acquired Corporations; or

      (c) any liquidation or dissolution of any of the Acquired Corporations.

   Agreement. "Agreement" shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

   Code. "Code" shall mean the Internal Revenue Code of 1986, as amended.

   Company Common Stock. "Company Common Stock" shall mean the Common Stock, $0.001 par value per share, of the Company.

   Company Disclosure Schedule. "Company Disclosure Schedule" shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of Section 9.6 of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement and signed by the President of the Company.

   Company Warrants. "Company Warrants" shall mean those certain warrants to purchase shares of Company Common Stock described in Section 2.3(c).

   Confidentiality Agreement. "Confidentiality Agreement" shall mean that certain letter agreement containing confidentiality provisions dated as of September 4, 2001, between the Company and Parent.

   Consent. "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization). For purposes of this Agreement, a Consent shall be deemed to be "required to be obtained" in connection with the Merger if the failure to obtain such Consent would subject the Company or Parent to actual or potential liability, penalty or loss of rights or benefits, or would otherwise have an adverse effect on the Company or Parent.

   Contract. "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

   Encumbrance. "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

   Entity. "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

   Exchange Act. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

   Form S-4 Registration Statement. "Form S-4 Registration Statement" shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with issuance of Parent Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

   GAAP. "GAAP" shall mean United States generally accepted accounting principles.

   Governmental Authorization. "Governmental Authorization" shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

   Governmental Body. "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

   Legal Proceeding. "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

   Legal Requirement. "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the Nasdaq National Market).

   Material Adverse Effect. An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on the Acquired Corporations if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties of the Company set forth in the Agreement, disregarding any "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) had or could reasonably be expected to have a material adverse effect on (i) the business, financial condition, capitalization, assets, liabilities, operations or financial performance of the Acquired Corporations taken as a whole, (ii) the ability of the Company to consummate the Merger or any of the other transactions contemplated by the Agreement or to perform any of its obligations under the Agreement, or (iii) Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; provided, however, that: (A) any adverse effect that results from general economic, business or industry conditions, the taking by the Company of any action permitted or required by the Agreement, or the announcement or pendency of the Merger or any of the other transactions contemplated by the Agreement, shall not, in and of itself, constitute a "Material Adverse Effect" on the Acquired Corporations, and shall not be considered in determining whether there has been or would be a "Material Adverse Effect" on the Acquired Corporations; (B) the failure of the Company to meet published or internal earnings or revenue estimates or projections shall not, in and of itself, constitute a "Material Adverse Effect" on the Acquired Corporations, and shall not be considered in determining whether there has been or would be a "Material Adverse Effect" on the Acquired Corporations; and (C) a decline in the Company's stock price shall not, in and of itself, constitute a "Material Adverse Effect" on the Acquired Corporations and shall not be considered in determining whether there has been or would be a "Material Adverse Effect" on the Acquired Corporations. An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on Parent if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties of Parent set forth in the Agreement, disregarding any "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) had or could reasonably be expected to have a material adverse effect on (i) the business, financial condition, capitalization, assets, liabilities, operations or financial performance of Parent and its Subsidiaries taken as a whole or
(ii) the ability of Parent to consummate the Merger or any of the other transactions contemplated by the Agreement or to perform any of its obligations under the Agreement; provided, however, that: (A) any adverse effect that results from general economic, business or industry conditions, the taking by Parent of any action permitted or required by the Agreement, or the announcement or pendency of the Merger or any of the other transactions contemplated by the Agreement, shall not, in and of itself, constitute a "Material Adverse Effect" on Parent, and shall not be considered in determining whether there has been or would be a "Material Adverse Effect" on Parent; (B) the failure of Parent to meet published or internal earnings or revenue estimates or projections shall not, in and of itself, constitute a "Material Adverse Effect" on Parent, and shall not be considered in determining whether there has been or would be a "Material Adverse Effect" on Parent; and (C) a decline in Parent's stock price shall not, in and of itself, constitute a "Material Adverse Effect" on Parent and shall not be considered in determining whether there has been or would be a "Material Adverse Effect" on Parent.

   October Reverse Stock Split. "October Reverse Stock Split" shall mean that certain one-for-ten reverse split of the outstanding shares of Company Common Stock, which has been duly approved by the board of directors and the stockholders of the Company, and which subject to Section 5.12, would become effective immediately prior to the opening of the trading of Company Common Stock on October 15, 2001.

   Operating Budget. "Operating Budget" shall mean that certain Operating Plan and Budget for the Acquired Corporations for the period from the date of the Agreement through the Effective Time in the form of Exhibit B.

   Parent Common Stock. "Parent Common Stock" shall mean the Common Stock, $0.01 par value per share, of Parent.

   Person. "Person" shall mean any individual, Entity or Governmental Body.

   Proprietary Asset. "Proprietary Asset" shall mean any: (a) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, domain name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, trade secret, know-how, customer list, franchise, system, computer software, computer program, source code, model, algorithm, formula, compound, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; or (b) right to use or exploit any of the foregoing.

   Prospectus/Proxy Statement. "Prospectus/Proxy Statement" shall mean the proxy statement to be sent to the Company's stockholders in connection with the Company Stockholders' Meeting.

   Representatives. "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

   SEC. "SEC" shall mean the United States Securities and Exchange Commission.

   Securities Act. "Securities Act" shall mean the Securities Act of 1933, as amended.

   Subsidiary. An entity shall be deemed to be a "Subsidiary" of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity's board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests or such Entity.

   Superior Offer. "Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party to purchase all or substantially all of the outstanding shares of Company Common Stock (by way of merger, reorganization, consolidation, tender offer, acquisition, business combination or otherwise) or all or substantially all of the assets of the Company on terms that the board of directors of the Company determines, in its reasonable judgment, after consultation with an independent financial advisor of nationally recognized reputation, to be more favorable to the Company's stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not reasonably capable of being obtained by such third party.

   Tax. "Tax" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

   Tax Return. "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

   Transition Plan. "Transition Plan" shall mean that certain written plan adopted by the Company, a copy of which has been provided to Parent prior to the date of this Agreement, providing for the payment of certain employment and severance benefits to employees of the Company during and following the Pre-Closing Period.

   Triggering Event. A "Triggering Event" shall be deemed to have occurred if:
(i) the board of directors of the Company shall have failed to recommend that the Company's stockholders vote to adopt the Agreement, or shall have withdrawn or modified in a manner adverse to Parent the Company Board Recommendation;
(ii) the Company shall have failed to include in the Proxy Statement the Company Board Recommendation or a statement to the effect that the board of directors of the Company has determined and believes that the Merger is in the best interests of the Company's stockholders; (iii) the board of directors of the Company fails to reaffirm the Company Board Recommendation, or fails to reaffirm its determination that the Merger is in the best interests of the Company's stockholders, within five business days after Parent requests in writing that such recommendation or determination be reaffirmed; (iv) the board of directors of the Company shall have approved, endorsed or recommended any Acquisition Proposal; (v) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal, other than the confidentiality agreement permitted under Section 4.3;
(vi) the Company shall have failed to hold the Company Stockholders' Meeting within 45 days after the Form S-4 Registration Statement is declared effective under the Securities Act; (vii) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer; (viii) an Acquisition Proposal is publicly announced, and the Company (A) fails to issue a press release announcing its opposition to such Acquisition Proposal within five business days after such Acquisition Proposal is announced or (B) otherwise fails to actively oppose such Acquisition Proposal; (ix) any Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires or agrees to acquire, from the Company, beneficial or record ownership of securities representing more than 10% of the outstanding securities of any class of voting securities of the Company; or (x) any of the Acquired Corporations or any Representative of any of the Acquired Corporations shall have breached any of the provisions set forth in Section 4.3.

   Unaudited Interim Balance Sheet. "Unaudited Interim Balance Sheet" shall mean the unaudited consolidated balance sheet of the Company included in the Unaudited Interim Financial Statements.

   Unaudited Interim Financial Statements. "Unaudited Interim Financial Statements" shall mean the unaudited consolidated balance sheet of the Company as of August 31, 2001, and the related unaudited consolidated income statement, statement of stockholders' equity and statement of cash flows of the Company for the two-month period ended August 31, 2001, together with the notes thereto, as delivered to Parent prior to the date of the Agreement.

                                                                         ANNEX B

                                    FORM OF
                               VOTING AGREEMENT

   THIS VOTING AGREEMENT ("Agreement") is entered into as of September 13, 2001, by and between GLOBAL SPORTS, INC., a Delaware corporation ("Parent"),
and     ("Stockholder").

                                   RECITALS

   A. Stockholder is a holder of record and the "beneficial owner" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of certain shares of common stock of Ashford.com, Inc., a Delaware corporation (the "Company").

   B. Parent, Ruby Acquisition Corp., a Delaware corporation ("Merger Sub"), and the Company are entering into an Agreement and Plan of Merger and Reorganization, of even date herewith (the "Reorganization Agreement"), which provides (subject to the conditions set forth therein) for the merger of Merger Sub into the Company (the "Merger").

   C. In the Merger, the outstanding shares of common stock of the Company are to be converted into the right to receive cash and shares of common stock of Parent.

   D. In order to induce Parent to enter into the Reorganization Agreement, Stockholder is entering into this Agreement. Even though Stockholder may be a director or officer of the Company, Stockholder is executing this Agreement solely in Stockholder's individual capacity and not in Stockholder's capacity as a director or officer of the Company.

                                   AGREEMENT

   The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. CERTAIN DEFINITIONS

   For purposes of this Agreement:

      (a) The terms "Acquisition Proposal" and "Acquisition Transaction" shall have the respective meanings assigned to those terms in the Reorganization Agreement.

      (b) "Company Common Stock" shall mean the common stock, par value $.001 per share, of the Company.

      (c) Stockholder shall be deemed to "Own" or to have acquired "Ownership" of a security if Stockholder: (i) is the record owner of such security; or
   (ii) is the "beneficial owner" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of such security.

      (d) "Person" shall mean any: (i) individual; (ii) corporation, limited liability company, partnership or other entity; or (iii) governmental authority.

      (e) "Subject Securities" shall mean: (i) all securities of the Company (including all shares of Company Common Stock (whether or not subject to repurchase rights) and all options, warrants and other rights to acquire shares of Company Common Stock) Owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Company Common Stock (whether or not subject to repurchase rights) and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Stockholder acquires Ownership during the period from the date of this Agreement through the Voting Covenant Expiration Date.

      (f) A Person shall be deemed to have effected a "Transfer" of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security to any Person other than Parent; (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person other than Parent; or (iii) reduces such Person's beneficial ownership (or risks of ownership) of such security.

      (g) "Voting Covenant Expiration Date" shall mean the earlier of the date upon which the Reorganization Agreement is validly terminated, or the date upon which the Merger is consummated.

SECTION 2. TRANSFER OF SUBJECT SECURITIES AND VOTING RIGHTS

   2.1 Restriction on Transfer of Subject Securities. Subject to Section 2.3, during the period from the date of this Agreement through the Voting Covenant Expiration Date, Stockholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Securities to be effected.

   2.2 Restriction on Transfer of Voting Rights. During the period from the date of this Agreement through the Voting Covenant Expiration Date, Stockholder shall ensure that: (a) none of the Subject Securities is deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities.

   2.3 Permitted Transfers. Section 2.1 shall not prohibit a transfer of Company Common Stock by Stockholder (i) to any member of Stockholder's immediate family, or to a trust for the benefit of Stockholder or any member of Stockholder's immediate family, (ii) upon the death of Stockholder, or (iii) if Stockholder is a partnership or limited liability company, as a distribution to the partners or members of Stockholder; provided, however, that a transfer referred to in clause "(i)", "(ii)" or "(iii)" of this sentence shall be permitted only if, as a precondition to such transfer, each transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by the terms of this Agreement.

SECTION 3. VOTING OF SHARES

   3.1 Voting Covenant. Stockholder hereby agrees that during the period from the date of this Agreement through the Voting Covenant Expiration Date, at any meeting of the stockholders of the Company, however called, and in any written action by consent of stockholders of the Company, unless otherwise directed in writing by Parent, Stockholder shall cause the Subject Securities to be voted:

      (a) in favor of the Merger, the execution and delivery by the Company of the Reorganization Agreement and the adoption and approval of the Reorganization Agreement and the terms thereof, in favor of each of the other actions contemplated by the Reorganization Agreement and in favor of any action in furtherance of any of the foregoing;

      (b) against any action or agreement that would or could reasonably result in a breach of any representation, warranty, covenant or obligation of the Company in the Reorganization Agreement; and

      (c) against the following actions (other than the Merger and the transactions contemplated by the Reorganization Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any subsidiary of the Company; (B) any sale, lease or transfer of a material amount of assets of the Company or any subsidiary of the Company; (C) any reorganization, recapitalization, dissolution or liquidation of the Company or any subsidiary of the Company; (D) any change in a majority of the board of directors of the Company; (E) any amendment to the Company's certificate of incorporation or bylaws; (F) any material change in the capitalization of the Company or the Company's corporate structure; and (G) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Reorganization Agreement or this Agreement. Stockholder shall not enter into any agreement or understanding with any Person prior to the earlier of the date upon which the Reorganization Agreement is validly terminated or the date upon which the Merger is consummated to vote or give instructions in any manner inconsistent with clause "(a)", "(b)", or "(c)" of the preceding sentence.

   3.2 Proxy; Further Assurances.

      (a) Contemporaneously with the execution of this Agreement: (i) Stockholder shall deliver to Parent a proxy in the form attached to this Agreement as Exhibit A, which shall be irrevocable to the fullest extent permitted by law (at all times prior to the Voting Covenant Expiration Date) with respect to the shares referred to therein (the "Proxy"); and (ii) Stockholder shall cause to be delivered to Parent an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of Company Common Stock that are owned beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), but not of record, by Stockholder.

      (b) Stockholder shall, at Stockholder's own expense, perform such further acts and execute such further proxies and other documents and instruments as may reasonably be required to vest in Parent the power to carry out and give effect to the provisions of this Agreement.

   3.3 Fiduciary Duties. This Agreement is intended to bind Stockholder only with respect to the specific matters set forth herein, and shall not prohibit Stockholder from acting in Stockholder's capacity as an officer or director of the Company in the manner required by Stockholder's fiduciary duties as an officer or director of the Company.

SECTION 4. WAIVER OF APPRAISAL RIGHTS

   Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal and any similar rights relating to the Merger or any related transaction that Stockholder or any other Person may have by virtue of the ownership of any shares of Company Common Stock Owned by Stockholder.

SECTION 5. NO SOLICITATION

   Subject to Section 3.3, Stockholder agrees that, during the period from the date of this Agreement through the Voting Covenant Expiration Date, Stockholder shall not, directly or indirectly, and Stockholder shall ensure that Stockholder's Representatives (as defined in the Reorganization Agreement) do not, directly or indirectly: (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any information regarding the Company or any subsidiary of the Company to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent or similar document or any agreement or understanding contemplating or otherwise relating to any Acquisition Transaction. Stockholder shall immediately cease and discontinue, and Stockholder shall ensure that Stockholder's Representatives immediately cease and discontinue, any existing discussions with any Person that relate to any Acquisition Proposal.

SECTION 6. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

   Stockholder hereby represents and warrants to Parent as follows:

   6.1 Authorization, etc. Stockholder has all necessary legal right, power, authority and capacity to execute and deliver this Agreement and the Proxy and to perform Stockholder's obligations hereunder and thereunder. This Agreement and the Proxy have been duly executed and delivered by Stockholder and constitute legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. If Stockholder is a general or limited partnership, then Stockholder is a partnership duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is a limited liability company, then Stockholder is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized.

   6.2 No Conflicts or Consents.

      (a) The execution and delivery of this Agreement and the Proxy by Stockholder do not, and the performance of this Agreement and the Proxy by Stockholder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Stockholder or by which he or any of Stockholder's properties is or may be bound or affected; or
   (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Subject Securities pursuant to, any contract to which Stockholder is a party or by which Stockholder or any of Stockholder's affiliates or properties is or may be bound or affected.

      (b) The execution and delivery of this Agreement and the Proxy by Stockholder do not, and the performance of this Agreement and the Proxy by Stockholder will not, require any consent or approval of any Person.

   6.3 Title to Securities. As of the date of this Agreement: (a) Stockholder holds of record (free and clear of any encumbrances or restrictions) the number of outstanding shares of Company Common Stock set forth under the heading "Shares Held of Record" on the signature page hereof; (b) Stockholder holds (free and clear of any encumbrances or restrictions) the options, warrants and other rights to acquire shares of Company Common Stock set forth under the heading "Options and Other Rights" on the signature page hereof; (c) Stockholder Owns the additional securities of the Company set forth under the heading "Additional Securities Beneficially Owned" on the signature page hereof; and (d) Stockholder does not directly or indirectly Own any shares of capital stock or other securities of the Company, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Company, other than the shares and options, warrants and other rights set forth on the signature page hereof.

   6.4 Accuracy of Representations. The representations and warranties contained in this Agreement are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times through the Voting Covenant Expiration Date and will be accurate in all respects as of the date of the consummation of the Merger as if made on that date.

SECTION 7. ADDITIONAL COVENANTS OF STOCKHOLDER

   7.1 Further Assurances. From time to time and without additional consideration, Stockholder shall (at Stockholder's sole expense) execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall (at Stockholder's sole expense) take such further actions, as Parent may request for the purpose of carrying out and furthering the intent of this Agreement.

   7.2 Legends. If requested by Parent, immediately after the execution of this Agreement (and from time to time upon the acquisition by Stockholder of Ownership of any shares of Company Common Stock prior to the Voting Covenant Expiration Date), Stockholder shall cause each certificate evidencing any outstanding shares of Company Common Stock or other securities of the Company Owned by Stockholder to be surrendered so that the transfer agent for such securities may affix thereto a legend in the following form:

   THE SECURITY OR SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, EXCHANGED OR OTHERWISE TRANSFERRED OR DISPOSED OF EXCEPT IN COMPLIANCE

   WITH THE TERMS AND PROVISIONS OF A VOTING AGREEMENT DATED AS OF SEPTEMBER 13, 2001, AS IT MAY BE AMENDED, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER.

SECTION 8. MISCELLANEOUS

   8.1 Survival of Representations, Warranties and Agreements. All representations, warranties, covenants and agreements made by Stockholder in this Agreement shall survive (i) the consummation of the Merger, (ii) any termination of the Reorganization Agreement and (iii) the Voting Covenant Expiration Date.

   8.2 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

   8.3 Notices. Any notice or other communication required or permitted to be delivered to either party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

      if to Stockholder:

          at the address set forth on the signature page hereof; and

      if to Parent:

          Global Sports, Inc.
          1075 First Avenue
          King of Prussia, PA 19406
          Attn: General Counsel
          Fax: (610) 265-1730

   8.4 Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement. Each provision of this Agreement is separable from every other provision of this Agreement, and each part of each provision of this Agreement is separable from every other part of such provision.

   8.5 Entire Agreement. This Agreement, the Proxy and any other documents delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon either party unless made in writing and signed by both parties.

   8.6 Assignment; Binding Effect. Except as provided herein, neither this Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Stockholder, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Agreement shall be binding upon Stockholder and Stockholder's heirs, estate, executors and personal representatives and Stockholder's successors and assigns, and shall inure to the benefit of Parent and its successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Securities are transferred. Nothing in this Agreement is intended to confer on any Person (other than Parent and its successors and assigns) any rights or remedies of any nature.

   8.7 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the Proxy were not performed in accordance with its specific terms or were otherwise breached. Stockholder agrees that, in the event of any breach or threatened breach by Stockholder of any covenant or obligation contained in this Agreement or in the Proxy, Parent shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither Parent nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.7, and Stockholder irrevocably waives any right he may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

   8.8 Non-Exclusivity. The rights and remedies of Parent under this Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent under this Agreement, and the obligations and liabilities of Stockholder under this Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Agreement shall limit any of Stockholder's obligations, or the rights or remedies of Parent, under any Affiliate Agreement between Parent and Stockholder; and nothing in any such Affiliate Agreement shall limit any of Stockholder's obligations, or any of the rights or remedies of Parent, under this Agreement.

   8.9 Governing Law; Venue.

      (a) This Agreement and the Proxy shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware (without giving effect to principles of conflicts of laws).

      (b) Any legal action or other legal proceeding relating to this Agreement or the Proxy or the enforcement of any provision of this Agreement or the Proxy may be brought or otherwise commenced in any state or federal court located in the State of Delaware. Stockholder:

          (i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of Delaware in connection with any such legal proceeding;

          (ii) agrees that service of any process, summons, notice or document by U.S. mail addressed to him at the address set forth on the signature page hereof shall constitute effective service of such process, summons, notice or document for purposes of any such legal proceeding;

          (iii) agrees that each state and federal court located in the State of Delaware shall be deemed to be a convenient forum; and

          (iv) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the State of Delaware, any claim that Stockholder is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

   Nothing contained in this Section 8.9 shall be deemed to limit or otherwise affect the right of Parent to commence any legal proceeding or otherwise proceed against Stockholder in any other forum or jurisdiction.

      (c) STOCKHOLDER IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT OR THE PROXY.

   8.10 Counterparts. This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

   8.11 Captions. The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

   8.12 Attorneys' Fees. If any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against Stockholder, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

   8.13 Waiver. No failure on the part of Parent to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim available to Parent arising out of this Agreement, or any power, right, privilege or remedy of Parent under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

   8.14 Construction.

      (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

      (b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

      (c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

      (d) Except as otherwise indicated, all references in this Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

   IN WITNESS WHEREOF, Parent and Stockholder have caused this Agreement to be executed as of the date first written above.

                                          GLOBAL SPORTS, INC.

                                          By: _________________________________

                                          STOCKHOLDER

                                          --------------------------------------

                         Stockholder Name:

                                          --------------------------------------

                                Address:

                                          --------------------------------------

                               Facsimile:

                                          --------------------------------------

                                               Additional Securities
Shares Held of Record Options and Other Rights  Beneficially Owned
--------------------- ------------------------ ---------------------

                                   EXHIBIT A

                           FORM OF IRREVOCABLE PROXY

   The undersigned stockholder (the "Stockholder") of ASHFORD.COM, INC., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes MICHAEL G. RUBIN, KENNETH J. ADELBERG and GLOBAL SPORTS, INC., a Delaware corporation ("Parent"), and each of them, the attorneys and proxies of the Stockholder with full power of substitution and resubstitution, to the full extent of the Stockholder's rights with respect to (i) the outstanding shares of capital stock of the Company owned of record by the Stockholder as of the date of this proxy, which shares are specified on the final page of this proxy, and (ii) any and all other shares of capital stock of the Company which the Stockholder may acquire on or after the date hereof. (The shares of the capital stock of the Company referred to in clauses "(i)" and "(ii)" of the immediately preceding sentence are collectively referred to as the "Shares.") Upon the execution hereof, all prior proxies given by the Stockholder with respect to any of the Shares are hereby revoked, and the Stockholder agrees that no subsequent proxies will be given with respect to any of the Shares.

   This proxy is irrevocable, is coupled with an interest and is granted in connection with the Voting Agreement, dated as of the date hereof, between Parent and the Stockholder (the "Voting Agreement"), and is granted in consideration of Parent entering into the Agreement and Plan of Merger and Reorganization, dated as of the date hereof, among Parent, Ruby Acquisition Corp. and the Company (the "Reorganization Agreement"). This proxy will terminate on the Voting Covenant Expiration Date (as defined in the Voting Agreement).

   The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the earlier to occur of the valid termination of the Reorganization Agreement or the effective time of the merger contemplated thereby (the "Merger") at any meeting of the stockholders of the Company, however called, and in connection with any written action by consent of stockholders of the Company:

      (i) in favor of the Merger, the execution and delivery by the Company of the Reorganization Agreement and the adoption and approval of the Reorganization Agreement and the terms thereof, in favor of each of the other actions contemplated by the Reorganization Agreement and in favor of any action in furtherance of any of the foregoing;

      (ii) against any action or agreement that would or could reasonably result in a breach of any representation, warranty, covenant or obligation of the Company in the Reorganization Agreement; and

      (iii) against or otherwise with respect to the following actions (other than the Merger and the other transactions contemplated by the Reorganization Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any subsidiary of the Company; (B) any sale, lease or transfer of a material amount of assets of the Company or any subsidiary of the Company;
   (C) any reorganization, recapitalization, dissolution or liquidation of the Company or any subsidiary of the Company; (D) any change in a majority of the board of directors of the Company; (E) any amendment to the Company's certificate of incorporation or bylaws; (F) any material change in the capitalization of the Company or the Company's corporate structure; and (G) any other action which is intended, or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Reorganization Agreement or the Voting Agreement.

   The Stockholder may vote the Shares on all other matters not referred to in this proxy, and the attorneys and proxies named above may not exercise this proxy with respect to such other matters.

   This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the Stockholder (including any transferee of any of the Shares).

   If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: September 13, 2001


                                          --------------------------------------
                                          Name

                                          Number of shares of common stock of
                                          the Company owned of record as of the
                                          date of this proxy:

                                          --------------------------------------

                                                                         ANNEX C

                  OPINION OF U.S. BANCORP PIPER JAFFRAY INC.

800 Nicollet Mall
Minneapolis, MN 55402-7020
612 303-6000

September 12, 2001

                           Personal and Confidential

Board of Directors
Ashford.com, Inc.
3800 Buffalo Speedway, Suite 400
Houston, TX 77098

Members of the Board:

   You have requested our opinion as to the fairness, from a financial point of view, to the stockholders (other than Global Sports (as defined below)) of Ashford.com, Inc. ("Ashford. com") of the consideration to be received pursuant to the terms of the Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), by and among Ashford.com, Global Sports, Inc. ("Global Sports"), and Ruby Acquisition Corp., a wholly owned subsidiary of Global Sports ("Merger Sub"). Pursuant to the Merger Agreement, the Merger Sub will merge (the "Merger") with and into Ashford.com and at the effective time of the Merger each outstanding share of common stock, $0.001 par value, of Ashford.com ("Ashford.com Common Stock) will be converted into 0.0076 shares of common stock, $0.01 par value, of Global Sports ("Global Sports Common Stock") and $0.125 in cash (the "Merger Consideration"). The amount of cash consideration and number of shares of Global Sports Common Stock issuable in connection with the Merger are subject to certain adjustments in the event of stock splits as provided in the Merger Agreement. The terms of the Merger are set forth more fully in the Merger Agreement.

   U.S. Bancorp Piper Jaffray Inc. ("U.S. Bancorp Piper Jaffray"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to Ashford.com in connection with the Merger, for which Ashford.com will pay a fee that is contingent upon the consummation of the Merger. For our services in rendering this opinion, Ashford.com will pay us a fee that is not contingent upon the consummation of the Merger. Ashford.com has also agreed to indemnify us against certain liabilities in connection with our services. In the ordinary course of our business, we and our affiliates may actively trade securities of Ashford.com or Global Sports for our own account or the account of our customers and, accordingly, we may at any time hold a long or short position in such securities.

   In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. We have reviewed the draft of the Merger Agreement dated September 12, 2001. We also have reviewed financial and other information that was publicly available or furnished to us by Global Sports and Ashford.com, including information provided during discussions with the management of each company. We have analyzed the historical reported market prices and trading activity of the common stock of Global Sports and Ashford.com. In addition, we have compared certain financial data and stock market information of Global Sports and Ashford.com with various other companies whose securities are traded in public markets, reviewed prices and premiums paid in certain other business combinations and conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

   We have relied upon and assumed the accuracy and completeness of the financial statements and other information provided by Global Sports and Ashford.com or otherwise made available to us and have not assumed responsibility independently to verify such information. We have further relied upon the statements of Global Sports' and Ashford.com's management that the information provided has been prepared on a reasonable basis in accordance with industry practice, and, with respect to financial planning data of Ashford, reflects the best currently available estimates and judgment of Ashford.com's management. We have relied upon the assurances of Ashford.com's management that they are not aware of any information or facts that would make the information provided to us by Ashford.com or Global Sports incomplete or misleading in light of the circumstances under which it was provided. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that neither Global Sports nor Ashford.com is party to any pending transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than the Merger or in the ordinary course of business. In arriving at our opinion, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not change the purchase price for Ashford.com. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us, without modification of material terms or conditions.

   In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of Ashford.com, and have not been furnished with any such appraisals or valuations. We have assumed that the liquidation analysis furnished by Ashford.com's management is correct and accurate in all respects. We were not retained to, and we did not, advise Ashford.com in the negotiation of the Merger Consideration or any other terms of the Merger or with respect to alternatives available to the Merger. In addition, the Board of Directors did not request that we solicit, and we did not solicit, any indications of interest from any third party that may be interested in the purchase of all or any part of Ashford.com's shares or assets. Our opinion as to the fairness of the Merger Consideration to the stockholders of Ashford.com from a financial point of view is based, among other things, on the value of Global Sports Common Stock as of the date hereof We are not expressing any opinion as to the actual value of Global Sports Common Stock when issued to Ashford.com's stockholders in connection with the effectiveness of the Merger or the prices at which such stock will trade subsequent to the Merger.

   Without limiting the generality of the foregoing, we have undertaken no independent analysis of Rand Allen Mintzer vs. Ashford.com, Inc., Daniel Karas vs. Ashford.com, Inc., Congregation Mitzva Meals Inc. vs. Ashford.com, Inc. or any other pending or threatened litigation to which Ashford.com or any of its affiliates is a party or may be subject, or the existing investigation by the staff of the Securities Exchange Commission concerning Ashford.com or any other governmental investigation of possible unasserted claims or other contingent liabilities, to which Global Sports, Ashford.com or any of their respective affiliates is a party or may be subject. At Ashford.com's direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the potential effects of such litigation, investigations or possible assertions of claims, or the outcomes or damages arising out of any such matters.

   This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof, events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

   This opinion is directed to the Board of Directors of Ashford.com and is not intended to be and does not constitute a recommendation to any stockholder of Ashford.com. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger. Except with respect to the use of this opinion in connection with the prospectus/proxy statement or information statement relating to the Merger, this opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval.

   Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders (other than Global Sports) of shares of Ashford.com Common Stock pursuant to the Merger Agreement is fair to such holders from a financial point of view.

                                          Sincerely,

                                          /s/ U.S. BANCORP PIPER JAFFRAY INC.
                                          _____________________________________
                                                 U.S. BANCORP PIPER JAFFRAY INC.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

   As permitted by Delaware law, Global Sports' amended and restated certificate of incorporation provides that no director of Global Sports will be personally liable to Global Sports or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  .  for any breach of duty of loyalty to Global Sports or to its stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . for unlawful payment of dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director derived an improper personal benefit.

   Global Sports' amended and restated certificate of incorporation further provides that Global Sports must indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Delaware law. Global Sports believes that indemnification under its amended and restated certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

   Global Sports has entered into indemnification agreements with each of its directors and certain officers. These agreements, among other things, require Global Sports to indemnify each director and officer for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Global Sports, arising out of the person's services as a director or officer to Global Sports, any subsidiary of Global Sports or to any other company or enterprise for which the person provides services at Global Sports' request.

Item 21. Exhibits and Financial Statement Schedules

Exhibits:

Exhibit
Number                                              Description
------                                              -----------
  2.1   Agreement and Plan of Merger and Reorganization, dated as of September 13, 2001, by and among
          Global Sports, Inc., Ruby Acquisition Corp. and Ashford.com, Inc. (included as Annex A to the prospectus/proxy statement which is a part of this Registration Statement on Form S-4)

  2.2   Form of Voting Agreement, dated as of September 13, 2001, between Global Sports, Inc. and certain stockholders of Ashford.com, Inc. (included as Annex B to the prospectus/proxy statement which is a part of this Registration Statement on Form S-4)

  4.1   Amended and Restated Certificate of Incorporation of Global Sports, Inc. (filed as Appendix B to
          Global Sports, Inc.'s Definitive Proxy Statement on Schedule 14A filed on April 27, 2001 and incorporated herein by reference)

  4.2   Bylaws, as amended, of Global Sports, Inc. (filed with Global Sports, Inc.'s Registration Statement
          No. 33-33754 and incorporated herein by reference)

  4.3   Specimen Common Stock Certificate (filed with Global Sports, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2000 and incorporated herein by reference)

  5.1*  Opinion of Cooley Godward LLP

 23.1   Independent Auditors' Consent (Deloitte & Touche LLP)

Exhibit
Number                                             Description
------                                             -----------

 23.2   Consent of Independent Accountants (PricewaterhouseCoopers LLP)

 23.3   Consent of Independent Public Accountants (Arthur Andersen LLP)

 23.4*  Consent of Cooley Godward LLP (included in Exhibit 5.1 to this Registration Statement on Form S-4)

 24.1   Power of Attorney (included on Signature Page to this Registration Statement on Form S-4)

 99.1   Form of Ashford.com, Inc. Proxy

 99.2   Consent of U.S. Bancorp Piper Jaffray Inc.

--------
*  To be filed by amendment

Financial Statement Schedules:

   No schedules are included in the foregoing financial statements because the required information is inapplicable or is presented in the financial statements or related notes thereto.

Item 22. Undertakings.

   The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) to include any prospectus required in Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

      (4) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (5)(a) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

      (5)(b) That every prospectus (i) that is filed pursuant to paragraph
   (5)(a) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

      (7) To respond to requests for information that is incorporated by reference in the prospectus pursuant to items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequently to the effective date of the registration statement through the date of responding to the request; and

      (8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in King of Prussia, Pennsylvania, on October 9, 2001.

                                          GLOBAL SPORTS, INC.

                                              /s/ MICHAEL G. RUBIN
                                          By: _________________________________
                                              Michael G. Rubin
                                              Chairman of the Board and Chief
                                              Executive Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael G. Rubin and Jordan M. Copland, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-4, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on the dates indicated.

         Signature                       Title                     Date
         ---------                       -----                     ----

   /s/ MICHAEL G. RUBIN   Chairman of the Board and Chief     October 9, 2001
  -----------------------   Executive Officer (Principal
     Michael G. Rubin       Executive Officer)

   /s/ JORDAN M. COPLAND  Executive Vice President and Chief  October 9, 2001
  -----------------------   Financial Officer (Principal
     Jordan M. Copland      Financial and Accounting Officer)

  /s/ KENNETH J. ADELBERG Director                            October 9, 2001
  -----------------------
    Kenneth J. Adelberg

      /s/ HARVEY LAMM     Director                            October 9, 2001
  -----------------------
        Harvey Lamm

   /s/ MICHAEL S. PERLIS  Director                            October 9, 2001
  -----------------------
     Michael S. Perlis

   /s/ RONALD D. FISHER   Director                            October 9, 2001
  -----------------------
     Ronald D. Fisher

    /s/ JEFFREY RAYPORT   Director                            October 9, 2001
  -----------------------
      Jeffrey Rayport

    /s/ MARK S. MENELL    Director                            October 9, 2001
  -----------------------
      Mark S. Menell

                                 EXHIBIT INDEX

Exhibit
Number                                              Description
------                                              -----------
  2.1   Agreement and Plan of Merger and Reorganization, dated as of September 13, 2001, by and among
          Global Sports, Inc., Ruby Acquisition Corp. and Ashford.com, Inc. (included as Annex A to the prospectus/proxy statement which is a part of this Registration Statement on Form S-4)

  2.2   Form of Voting Agreement, dated as of September 13, 2001, between Global Sports, Inc. and certain stockholders of Ashford.com, Inc. (included as Annex B to the prospectus/proxy statement which is a part of this Registration Statement on Form S-4)

  4.1   Amended and Restated Certificate of Incorporation of Global Sports, Inc. (filed as Appendix B to
          Global Sports, Inc.'s Definitive Proxy Statement on Schedule 14A filed on April 27, 2001 and incorporated herein by reference)

  4.2   Bylaws, as amended, of Global Sports, Inc. (filed with Global Sports, Inc.'s Registration Statement
          No. 33-33754 and incorporated herein by reference)

  4.3   Specimen Common Stock Certificate (filed with Global Sports, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2000 and incorporated herein by reference)

  5.1*  Opinion of Cooley Godward LLP

 23.1   Independent Auditors' Consent (Deloitte & Touche LLP)

 23.2   Consent of Independent Accountants (PricewaterhouseCoopers LLP)

 23.3   Consent of Independent Public Accountants (Arthur Andersen LLP)

 23.4*  Consent of Cooley Godward LLP (included in Exhibit 5.1 to this Registration Statement on Form S-4)

 24.1   Power of Attorney (included on Signature Page to this Registration Statement on Form S-4)

 99.1   Form of Ashford.com, Inc. Proxy

 99.2   Consent of U.S. Bancorp Piper Jaffray Inc.

--------
*  To be filed by amendment